UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1
                              INFORMATION STATEMENT
                          Pursuant to Section 14(f) of
                       the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder


                        ENTEX INFORMATION SERVICES, INC.
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             (Exact name of registrant as specified in its charter)


                                    000-23457
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                               Commission File No.


               Delaware                                  13-3715291
-------------------------------------        -----------------------------------
      (State of Incorporation)               (IRS Employer Identification No.)


                              6 International Drive
                            Rye Brook, NY 10573-1058
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                    (Address of principal executive offices)


                                 (914) 935-3600
              (Registrant's telephone number, including area code)
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                                 March 23, 2000

                        ENTEX INFORMATION SERVICES, INC.


        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                       and

            NOTICE OF APPRAISAL RIGHTS PURSUANT TO SECTION 262 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

                                       and

                NOTICE OF ACTIONS OF STOCKHOLDERS TAKEN WITHOUT A
                 MEETING PURSUANT TO SECTION 228 OF THE GENERAL
                    CORPORATION LAW OF THE STATE OF DELAWARE


     This Information Statement is being furnished to the holders of the common stock, par value $.0001 per share (the "Common Stock"), of ENTEX Information Services, Inc., a Delaware corporation (the "Company"), pursuant to the requirements of:

          (i) Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders; and

          (ii) Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), in order to provide notice to stockholders, in connection with a proposed merger, of their appraisal rights.

     No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.

     This Information Statement constitutes notice of entitlement to appraisal rights required by Section 262(d) of the DGCL. In addition, this Information Statement constitutes notice of actions taken without a meeting as required by
Section 228(d) of the DGCL.

     This Information Statement is being mailed to holders of Common Stock on March 23, 2000.


                                  Introduction

     This Information Statement is being delivered in connection with an Agreement and Plan of Merger, dated as of March 13, 2000 (the "Merger Agreement"), by and among the Company, Siemens Corporation, a Delaware corporation ("Siemens"), and Emilia Acquisition Corp., a Delaware corpo-ration specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of Siemens ("Acquisition"), pursuant to which the Company has agreed to consummate the merger (the "Merger") of Acquisition with and into the Company. The Merger Agreement is attached hereto as Annex A.

     Concurrently with the execution of the Merger Agreement, pursuant to a Stockholders Agreement, dated as of March 13, 2000 (the "Stockholders Agreement"), by and among Dort A. Cameron III, the principal stockholder of the Company, Entex Associates L.P. ("Entex Associates"), an affiliate of Mr. Cameron, and John A. McKenna, Jr., the Chief Executive Officer and a Director of the Company (collectively, the "Principal Stockholders"), Siemens and Acquisition, the Principal Stockholders, among other things, granted Acquisition an exclusive option to acquire their shares of Common Stock at any time and received an undertaking from Acquisition to purchase such shares, at their option, under certain circumstances. The Principal Stockholders own 24,719,596 outstanding shares of Common Stock in the aggregate, representing 75.33% of the outstanding shares of Common Stock. The Stockholders Agreement is attached hereto as Annex B. If either Acquisition's option to purchase the shares or the Principal Stockholders' option to sell the shares is exercised, certain other stockholders of the Company holding approximately 6,461,944 shares of Common Stock in the aggregate will be required to sell such shares of Common Stock to Acquisition pursuant to certain Drag-Along Rights (as defined below) contained in the Company Stockholders' Agreement (as defined below), the IBMCC Warrant Agreement (as defined below) and a stock purchase agreement, dated as of July 2, 1998, by and among Mr. Cameron, ENTEX Associates, the Company and CIBC WG Argosy Merchant Fund 2, L.L.C.

     In addition, the Merger Agreement provides that, promptly after any purchase of Common Stock by Acquisition pursuant to the Stockholders Agreement, Siemens shall be entitled to designate such number of directors (the "Siemens Designees") to the Company's Board of Directors as will give Siemens representation on the Board of Directors proportionate to its ownership of the outstanding shares of Common Stock; provided, however, that prior to the effective time of the Merger, the Company's Board of Directors shall contain at least two members who are neither officers, directors nor designees of Siemens.

     On March 15, 2000, Mr. Cameron and Entex Associates executed a written consent of stockholders to take action without a meeting pursuant to Section 228 of the DGCL with respect to 24,077,392 outstanding shares of Common Stock, representing 73.37% of the outstanding shares of Common Stock in the aggregate, approving and adopting the Merger Agreement and the Merger. Since this written consent relates to in excess of a majority of the outstanding Common Stock, it constitutes the requisite stockholder approval of the Merger Agreement and the Merger for purposes of Section 251 of the DGCL.

     You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION WITH RESPECT TO THIS STATEMENT. DO NOT SURRENDER STOCK CERTIFICATES AT THIS TIME.

     The information contained in this Information Statement concerning Siemens, Acquisition or the Siemens Designees has been furnished to the Company by Siemens. The Company assumes no responsibility for the accuracy or completeness of such information.


                                Voting Securities

     There are currently 32,814,724 shares of Common Stock outstanding. The Common Stock is the only class of securities of the Company outstanding and entitled to vote. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of stockholders of the Company. Certain of the Company's directors, officers, employees and others hold options to purchase Common Stock and IBMCC (as defined below) and Microsoft Corporation each hold warrants to purchase shares of the Common Stock of the Company. However, the Merger Price (as defined below) will be less than the respective exercise prices of these options and warrants. See "Securities Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Transactions - IBMCC Financing," and "Compensation of Officers and Directors".


                   STOCKHOLDERS AGREEMENT AND MERGER AGREEMENT

     On March 13, 2000, the Company, Siemens and Acquisition entered into the Merger Agreement whereby they agreed to consummate the Merger of Acquisition with and into the Company in accordance with the provisions of the DGCL. See "Merger Procedure". As a result of the Merger, the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), will become a wholly owned subsidiary of Siemens, and each issued and outstanding share of Common Stock (other than shares (i) owned by Siemens, Acquisition, the Company or any of their respective subsidiaries or (ii) as to which appraisal rights are duly asserted and perfected under the DGCL) will be converted into the right to receive an amount per share equal to the Merger Price (plus the Incremental Amount (as defined below), if any). See "Merger Price, Escrow Agreement and Tax Escrow Agreement". The equity interest of all pre-Merger stockholders of the Company (other than Siemens or Acquisition, if applicable) will be terminated in the Merger.

     The Merger will become effective when a certificate of merger or, if Acquisition acquires 90% or more of the outstanding Common Stock, a certificate of ownership and merger is filed with the Secretary of State of Delaware or such later time as is agreed by the parties and specified in such certificate (the "Effective Time").

     Pursuant to the Stockholders Agreement, the Principal Stockholders: (i) granted Acquisition an exclusive option to acquire their shares at any time (the "Call Option"); (ii) agreed to vote their shares (a) in favor of the adoption of the Merger Agreement and (b) against any acquisition transaction with any third-party; (iii) agreed to provide all notices and perform all actions necessary for the consummation of the Merger; and (iv) received an undertaking from Acquisition to purchase their shares, at their option, under certain circumstances (the "Put Option"; and, together with the Call Option, the "Options"). In addition, Mr. Cameron agreed to exercise certain rights (the "Drag-Along Rights") to require certain other stockholders of the Company holding approximately 6,461,944 shares of Common Stock in the aggregate to sell their shares on the same terms. The stockholders of the Company whose shares are to be purchased by Acquisition as a result of the exercise of the Drag-Along Rights are hereinafter referred to as the "Drag-Along Stockholders." See "Certain Relationships and Related Transactions - Company Stockholders' Agreement" and "Certain Relationships and Related Transactions - IBMCC Financing." As of the date of this Information Statement, neither the Call Option nor the Put Option has been exercised.

     The Principal Stockholders may exercise the Put Option if: (i) the Information Statement required by Section 14(c) of the Exchange Act shall have been filed with the Securities and Exchange Commission (the "SEC") in preliminary form in accordance with the Merger Agreement; (ii) a period of 12 days shall have elapsed following such filing; (iii) the Company shall have been advised by the staff of the SEC that it is in the process of reviewing the Information Statement required by Section 14(c) of the Exchange Act and, notwithstanding the Company's reasonable efforts, that review shall not have been completed during this 12-day period; and (iv) all conditions to the Merger under the Merger Agreement shall have been satisfied. The Put Option may be executed for all, but not less than all, of the shares of Common Stock held by the Principal Stockholders for an amount per share equal to the Merger Price (plus the Incremental Amount, if any).

     In addition, the Merger Agreement provides that, promptly upon the purchase of any Common Stock by Acquisition pursuant to the terms of the Stockholders Agreement and from time to time thereafter so long as Acquisition, Siemens and Siemens' other direct or indirect wholly-owned subsidiaries, collectively, continue to hold shares of the Common Stock in an amount at least equal to a majority of the outstanding voting power of the Company's capital stock, Siemens shall be entitled to designate such number of Siemens Designees, rounded up to the next whole number, on the Company's Board of Directors, the board of directors of each subsidiary of the Company and each standing committee of such boards as is equal to the product of the total number of directors on the Company's Board of Directors, the board of directors of each such subsidiary and each such committee (determined after giving effect to the directors elected pursuant to this sentence), respectively, multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Siemens or its wholly owned subsidiaries bears to the total number of shares of Common Stock then outstanding.

     The Company has agreed, upon request of Siemens, to promptly take all actions necessary to cause the Siemens Designees to be so elected, including, if necessary, increasing the size of the Board of Directors of the Company, the board of directors of each such subsidiary and each such committee and/or using its best efforts to obtain the resignations of one or more existing directors of the Company or any such subsidiary; provided, however, that prior to the Effective Time, the Company's Board of Directors and the board of directors of each such subsidiary and committee shall contain at least two members who are neither officers, directors nor designees of Siemens.

     The following table sets forth certain information with respect to individuals Siemens may designate as Siemens Designees (including age as of the date hereof and current occupation). Unless otherwise noted, the business address of each designee is c/o Siemens Corporation, 153 East 53rd Street, New York, New York 10022.


                                                                  Present Principal Occupation or
Name                                                        Employment and Five-Year Employment History

Peter Roed..................................      Age 40; Mr. Roed has been a Vice President Business Support and Accounting for Siemens IT Service GmbH & Co. OHG since
                                                  January 1996.  From June 1, 1989 to December 31, 1995, Mr.
                                                  Roed was a Manager for Planning and Reporting for Siemens
                                                  Nixdorf Informationsysteme A.G.  The current business address of Mr. Roed is Otto-Hahn-Ring 6, 81730 Munich, Germany.  Mr.
                                                  Roed is a citizen of the Federal Republic of Germany.

John F. Loveland............................      Age 54;  Mr. Loveland has been an Executive Vice President of
                                                  Siemens IT Service GmbH & Co. OHG since 1995.  Mr. Loveland has been employed by Siemens A.G. and its affiliates in
                                                  various capacities since 1988.  The current business address of Mr. Loveland is Otto-Hahn-Ring 6, 81730 Munich, Germany.
                                                  Mr Loveland is a citizen of the United Kingdom.

Ernst-Ferdinand Wachter.....................      Age 56; Mr. Wachter has been Chief Financial Officer of
                                                  Siemens IT Service GmbH & Co. OHG since June 1995.  From
                                                  October 1990 to May 1995, Mr. Wachter was a Commercial Manager
                                                  for Board Division Development and Production at Siemens
                                                  Nixdorf Informationsysteme A.G.  The current business address of Mr. Wachter is Otto-Hahn-Ring 6, 81730 Munich, Germany.
                                                  Mr. Wachter is a citizen of the Federal Republic of Germany.

Paul A. Stodden.............................      Age 53; Mr. Stodden has been Chief Executive Officer of
                                                  Siemens IT Service GmbH & Co. OHG since 1996.  From 1980 to
                                                  1995, Mr. Stodden was Vice President of Service-Worldwide for
                                                  Siemens Medical Engineering Group.  The current business
                                                  address of Mr. Stodden is Otto-Hahn-Ring 6, 81730 Munich,
                                                  Germany.  Mr. Stodden is a citizen of the Federal Republic of
                                                  Germany.

Gerhard Schulmeyer..........................      Age 61; Mr. Schulmeyer has been President of Siemens
                                                  Corporation since 1999.  From 1995 to 1999, Mr. Schulmeyer was
                                                  President and Chief Executive Officer of Siemens Nixdorf
                                                  Informationsysteme A.G.  The current business address of Mr.
                                                  Schulmeyer is 153 East 53rd Street, New York, New York 10022.
                                                  Mr. Schulmeyer is a citizen of the Federal Republic of Germany.


     Siemens has informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Siemens may choose additional or other Siemens Designees, subject to the requirements of Rule 14f-1.

     Siemens has informed the Company that none of the Siemens Designees: (i) is currently a director of, or holds any position with, the Company; (ii) has a familial relationship with any of the directors or executive officers of the Company; or (iii) beneficially owns any securities of the Company. The Company has been advised by Siemens that, to the best of Siemens' knowledge, none of the Siemens Designees has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

             MERGER PRICE, ESCROW AGREEMENT AND TAX ESCROW AGREEMENT

Merger Price

     Pursuant to the Merger Agreement, each issued and outstanding share of Common Stock (other than the shares (i) owned by the Company as treasury stock, Siemens or Acquisition or any direct or indirect wholly-owned subsidiary of Siemens or Acquisition or (ii) as to which appraisal rights are duly asserted and perfected under the DGCL) shall be converted into the right to receive the "Merger Price", which is an amount equal to the quotient of (x) the Adjusted Acquisition Price (as defined below) divided by (y) the number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (the "Outstanding Share Amount"); provided, however, that in no event shall the aggregate Merger Price exceed the sum of (i) $66,942,037 plus (ii) the aggregate amount in cash received by the Company after the date on which the Merger Agreement is executed and prior to the Effective Time upon exercise of options to purchase Common Stock.

     "Adjusted Acquisition Price" shall be (i) $105,000,000 minus (ii) the Closing Liquid Net Worth Adjustment (as defined below) plus (iii) an additional amount equal to the product of (x) the amount determined pursuant to the preceding clauses (i) and (ii) times (y) 6.5% per year from the Measurement Date (as defined below) to the Effective Time, calculated on an uncompounded basis.

     "Closing Liquid Net Worth Adjustment" shall mean the amount by which the Company's Closing Liquid Net Worth (as defined below) is less than $(165,685,000).

     "Closing Liquid Net Worth" shall be the amount, computed as of the Measurement Date and in a manner consistent with the methods used in the preparation of the financial statements of the Company at or for the period ended September 26, 1999 and as specified in the Merger Agreement, equal to the Company's current assets (net of reserves) minus all of its liabilities, including for this purpose (whether or not required by generally accepted accounting principles or otherwise to be accrued) an accrual for the full amount of all amounts due or to become due on the part of the Company or any subsidiary of the Company in connection with or by reason of the transactions contemplated by the Merger Agreement, including without limitation or duplication (i) those related to attorneys, accountants, investment bankers, financial advisors and other professionals, (ii) all obligations in respect of bonuses, severance or additional compensation payable to officers, directors, employees and consultants (it being understood that liabilities under "double trigger" change-of-control provisions shall not be included as liabilities for purposes of calculating Closing Liquid Net Worth), (iii) the Notes Redemption Premium (as defined below) and (iv) one-half of the aggregate premiums, and the related surplus lines premium tax payable to the insurers for the insurance policies purchased in connection with the Tax Insurance Election (as defined below).

     "Measurement Date" is the date that is the first to occur of (i) the date of the closing under the Merger Agreement and (ii) the date shares of Common Stock are purchased pursuant to an exercise of either Option under the Stockholders Agreement (the "Initial Purchase Date").

     "Notes Redemption Premium" shall mean (i) an amount in respect of the 5.5% Convertible Subordinated Debentures due 2007 issued and outstanding pursuant to the Indenture dated March 18, 1987, as supplemented, between Businessland, Inc. and Security Pacific National Bank (the "Subordinated Debentures") equal to $32.2 million less the book value of the Subordinated Debentures on the Measurement Date plus (ii) the excess of (x) the amount required to be expended by Siemens or its affiliates to repurchase or redeem all of the 12.5% Senior Subordinated Notes due 2006 issued and outstanding pursuant to the Indenture dated July 29, 1998 among the Company, the Subsidiary Guarantors (as defined therein) and Marine Midland Bank, N.A., as trustee (the "Notes"), over (y) the aggregate outstanding principal balances of the Notes on the Measurement Date plus (iii) the reasonable costs and expenses (including fees and expenses of advisors and legal counsel) incurred or to be incurred in connection with repurchasing, redeeming or otherwise repaying the Notes and the Subordinated Debentures. The Notes Redemption Premium shall not include any amount paid by Siemens to repurchase any debt security that is in excess of the contractual repurchase or redemption price for such security (including any premium or penalty) that will be payable following the Merger.

     The first $20,000,000 of the aggregate Merger Price and, if applicable, aggregate Incremental Amount (the "Indemnity Amount") shall be deposited into escrow pursuant to the terms of the Escrow Agreement (as defined below). In accordance with the terms of the Escrow Agreement, following completion of the Escrow Period (as defined below), the Remaining Escrow Balance (as defined below) shall be deposited with ChaseMellon Shareholder Services, L.L.C. (the " Payment Agent") for distribution to the holders of shares of the Common Stock as of the Effective Time in proportion to their respective share ownership. See "-Escrow Agreement and Tax Escrow Agreement".

     If the Company elects to procure an insurance policy paid in full covering the Tax Matters (as defined below) (the "Tax Insurance Election"), to the extent the aggregate Merger Price and, if applicable, aggregate Incremental Amount exceeds $20,000,000, the next $20,000,000 of the aggregate Merger Price and, if applicable, aggregate Incremental Amount (the "Tax Escrow Amount") shall be deposited into escrow pursuant to the terms of the Tax Escrow Agreement (as defined below). In accordance with the terms of the Tax Escrow Agreement, following completion of the Tax Matters Escrow Period (as defined below), the Tax Escrow Balance (as defined below) shall be deposited with the Payment Agent for distribution to the holders of shares of Common Stock as of the Effective Time in proportion to their respective share ownership. See "-Escrow Agreement and Tax Escrow Agree-ment". As of the date of this Information Statement, the Company intends to make the Tax Insurance Election.

     To the extent the aggregate Merger Price and, if applicable, aggregate Incremental Amount exceeds $20,000,000 or, if the Tax Insurance Election is made, $40,000,000, the next $500,000 of the aggregate Merger Price and, if applicable, aggregate Incremental Amount (the "Stockholders' Representative Expense Amount") shall be paid to Dort A. Cameron III, in his capacity as the stockholders' representative (the "Stockholders' Representative"), for the purpose of funding expenses in connection with his performance of the duties of Stockholders' Representative; provided that the Stockholders' Representative shall deliver an undertaking to the Company pursuant to which he will agree to deliver to the Payment Agent any portion of such amount not utilized for such purpose, which portion shall be distributed to the holders of shares of Common Stock as of the Effective Time in proportion to the respective share ownership.

     The remainder of the aggregate Merger Price, if any, and Incremental Amount, if any, will be released to the former holders of Common Stock promptly following the later of the resolution of the Closing Statement (as defined below) or the Effective Time.

     If the Effective Time occurs prior to the date letters of transmittal are first mailed to the holders of the Common Stock (which mailing is required to be made not later than five business days after the later of the Effective Time or the date the Closing Statement is finalized), an additional amount per share of Common Stock shall be received upon conversion of each share in the Merger in an amount equal to product of (x) the Merger Price and (y) 6.5% per year from the Effective Time until the date such letters of transmittal are first mailed pursuant to the Merger Agreement calculated on an uncompounded basis (the "Incremental Amount").

     "Escrow Period" shall mean the period beginning on the Initial Distribution Date (as defined below) and ending on the first date on which funds held in the escrow created pursuant to the Escrow Agreement are permitted to be released to the Payment Agent under the terms of the Escrow Agreement.

     "Remaining Escrow Balance" shall mean the amount of funds available pursuant to the Escrow Agreement to be released after payment of all sums due Siemens, the Stockholders' Representative and the Escrow Agent, at the end of the Escrow Period.

     "Tax Escrow Balance" shall mean the amount of funds available pursuant to the Tax Escrow Agreement to be distributed after payment of all sums due to Siemens and the Tax Escrow Agent at the end of the Tax Matters Escrow Period.

     "Tax Matters Escrow Period" shall mean the period beginning on the Initial Distribution Date and ending on the business day following the first date on which funds held in escrow pursuant to the Tax Escrow Agreement are permitted to be delivered to the Payment Agent pursuant to the terms of the Tax Escrow Agreement.

     No later than 30 days after the Measurement Date, Siemens will send to Mr. Cameron, as the Stockholders' Representative, a closing statement (the "Closing Statement") setting forth the balance sheet of the Company as of the Measurement Date and Siemens' calculation of the Adjusted Acquisition Price. If Mr. Cameron, in his capacity as Stockholders' Representative, agrees with the Closing Statement, the Adjusted Acquisition Price shall be deemed final and the applicable portions of the Adjusted Acquisition Price are to be deposited with the Payment Agent, the Escrow Agent, the Stockholders' Representative and/or the Tax Escrow Agent, as the case may be. See "-Escrow Agreement and Tax Escrow Agreement". If, however, Mr. Cameron, in good faith, disagrees with the calculation of the Adjusted Acquisition Price set forth in the Closing Statement, the parties shall attempt to negotiate a resolution. If the parties are unable to resolve the disagreement within ten days, a mutually acceptable, nationally recognized independent accounting firm may then be appointed to resolve the disputed items and make a determination with respect thereto. The determination by the independent accounting firm will be made within thirty days after such selection. Within five days of receipt by Siemens and the Company of the independent accounting firm's determination, the applicable portions of the Adjusted Acquisition Price are to be deposited with the Payment Agent, the Escrow Agent, the Stockholders' Representative and/or the Tax Escrow Agent, as the case may be. Accordingly, the Merger Agreement contemplates resolution of any dispute over the Closing Statement within forty days of Mr. Cameron's objections, although actual resolution may take longer.

Escrow Agreement and Tax Escrow Agreement

     On the date (the "Initial Distribution Date") which is the later to occur of (i) the date on which the Closing Statement is finalized or (ii) the Effective Time, Siemens shall deposit funds in an amount equal to the Indemnity Amount with ChaseMellon Shareholder Services, L.L.C. (the "Escrow Agent") to be held and disbursed in accordance with the provisions of the Escrow Agreement, to be entered into on the Measurement Date (the "Escrow Agreement"), among the Company, Siemens, Escrow Agent and the Stockholders' Representative. The Escrow Agreement is attached hereto as Annex C. The Escrow Agreement provides that the Indemnity Amount deposited with the Escrow Agent shall be held and disbursed in accordance with the terms thereof and the terms of the Merger Agreement to satisfy any indemnification claims by Siemens, its employees, agents, directors, officers, subsidiaries and affiliates, and the employees, agents, directors, officers and subsidiaries of its affiliates relating to breaches of any representations, warranties or covenants in the Merger Agreement.

     On the date that is eighteen months after the Measurement Date (the "Escrow Termination Date") and on each such date after the Escrow Termination Date on which the Escrow Agent shall still hold any portion of the Indemnity Amount that is not subject to a claim for an indemnity payment pursuant to the terms of the Escrow Agreement and the Merger Agreement, nor to be used to pay taxes, fees or expenses pursuant to the terms of the Escrow Agreement, such portion of the Indemnity Amount not subject to such a claim or use shall be released to the former holders of Common Stock as of the Effective Time.

     If the Tax Insurance Election is not made, on the Initial Distribution Date, Siemens shall deposit with the Stockholders' Representative the Stockholders' Representative Expense Amount, if any, and shall deposit with the Payment Agent the balance, if any, of the aggregate Merger Price and the aggregate Incremental Amount, if any, to be held and disbursed as of the Effective Time to the former holders of Common Stock.

     If the Tax Insurance Election is made, on the Initial Distribution Date, Siemens shall deposit with ChaseMellon Shareholder Services, L.L.C. (the "Tax Escrow Agent") the Tax Escrow Amount, if any, to be held and disbursed in accordance with the provisions of the Tax Escrow Agreement, to be entered into on the Measurement Date (the "Tax Escrow Agreement"), among the Company, Siemens, the Tax Escrow Agent and the Stockholders' Representative. The Tax Escrow Agreement is attached hereto as Annex D. The funds deposited with the Escrow Agent pursuant to the Tax Escrow Agreement are intended to provide Siemens with indemnification for losses resulting from the outcome of the matters described in that certain revenue agent report that was submitted to the U.S. Congressional Joint Committee on Taxation and certain state and local tax matters related thereto (collectively, the "Tax Matters") following the audit of the Company conducted by the Internal Revenue Service with respect to the fiscal 1994, 1995 and 1996 tax years. In addition to the funds deposited in escrow pursuant the Tax Escrow Agreement, Siemens shall deposit with the Stockholders' Representative the Stockholders' Representative Expense Amount, if any, and shall deposit with the Payment Agent the balance, if any, of the aggregate Merger Price and the aggregate Incremental Amount, if any, to be held and disbursed to the former holders of Common Stock as of the Effective Time.

     On the date that is no later than five business days following the final resolution of the Tax Matters pursuant to the Tax Escrow Agreement, the Tax Escrow Agent shall transfer (i) to Siemens, the amount owed to it due to the resolution of the Tax Matters and (ii) the Tax Escrow Balance to an account from which such amount shall be released first, to the Stockholders' Representative to the extent amounts are owed to him for expenses in connection with his performance of the duties of Stockholders' Representative and second, to the former holders of Common Stock as of the Effective Time.


                                CHANGE OF CONTROL

     If either of the Options is exercised, the Siemens Designees will constitute a majority of the Company's Board of Directors. As a result of the Options and the Drag-Along Rights, Siemens may be deemed to own beneficially an aggregate of 31,181,540 shares of Common Stock, or approximately 95.02% of the currently outstanding shares of Common Stock.


                                Merger Procedure

     The Company and Acquisition are both Delaware corporations. Section 262 of the DGCL provides appraisal rights under certain circumstances to stockholders of a Delaware corporation that is involved in a merger pursuant to Section 251 or 253 of the DGCL. The stockholders of the Company other than the Principal Stockholders and the Drag-Along Stockholders (to the extent they may be deemed to have waived such rights) are entitled to appraisal rights as set forth in
Section 262 of the DGCL. See "Appraisal Rights".

     If as of the Effective Time Acquisition owns less than 90% of the outstanding Common Stock, the Merger will be consummated in accordance with the provisions of the Merger Agreement pursuant to Section 251 of the DGCL. However, if as of the Effective Time Acquisition owns 90% or more of the outstanding shares of Common Stock, the Merger will be consummated in accordance with the provisions of the Merger Agreement pursuant to Section 253 of the DGCL. Section 253 of the DGCL would empower Acquisition to proceed with a so-called "short-form" merger whereby Acquisition (acting through its Board of Directors) may unilaterally merge Acquisition with and into the Company, without any action by the stockholders of the Company. If the Merger is to be consummated pursuant to Section 253 of the DGCL, no Information Statement pursuant to Section 14(c) of the Exchange Act will be distributed to holders of Common Stock. This Information Statement constitutes the notice required by Section 253(d) of the DGCL.


                                APPRAISAL RIGHTS

     The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL ("Section 262"), which is reprinted in its entirety as Annex E to this Information Statement. All references in Section 262 to a "stockholder" and in this discussion to a "record holder" are to the record holders of the shares of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person wanting to exercise his appraisal rights who has a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

     Under the DGCL, record holders of Common Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery.

     Under Section 262, the Company must notify such of its stockholders entitled to appraisal rights that appraisal rights are available and include in each such notice a copy of Section 262. This Information Statement constitutes that notice. Any holder of Common Stock who wishes to exercise appraisal rights or wishes to preserve their right to do so should review the following discussion and Annex E carefully. Failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.

     A holder of Common Stock entitled to and wishing to exercise his appraisal rights must, within 20 days after the date of mailing of the notice of entitlement to appraisal rights, deliver to the Company a written demand for appraisal of their Common Stock. The demand must reasonably inform the Company of the identity of the holder of record as well as the intention of the holder to demand an appraisal of the fair value of the shares held. In addition, a holder of shares of Common Stock wishing to exercise appraisal rights or wishing to preserve their rights to do so must hold of record such shares on the date the written demand for appraisal is made and must continue to hold those shares through the Effective Time. Failure to deliver a written demand for appraisal within 20 days after the date of mailing of this notice to stockholders of the Company of their entitlement to appraisal rights will result in the loss of appraisal rights.

     Only a holder of record of Common Stock is entitled to assert appraisal rights for Common Stock registered in his name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his name appears on his stock certificates, and must state that he intends thereby to demand appraisal of his shares of Common Stock.

     If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners. A record holder, such as a broker who holds Common Stock as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising appraisal rights with respect to Common Stock held for other beneficial owners. In such case, however, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought. If no number of shares of Common Stock is expressly mentioned, the demand will be presumed to cover all Common Stock held in the name of the record owner. Holders of Common Stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by their nominee.

     All written demands for appraisal of Common Stock should be mailed or otherwise delivered in writing to:

                  ENTEX Information Services, Inc.
                  Six International Drive
                  Rye Brook, New York  10573

                  Attention:  Lynne A. Burgess
                              Senior Vice President,
                              General Counsel and Assistant Secretary

so as to be received no later than April 12, 2000.

     Within 120 days after the Effective Time, but not thereafter, the Company or any holder of shares of Common Stock who is entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of Common Stock.

Accordingly, it is the obligation of the holders of Common Stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in
Section 262.

     Within 120 days after the Effective Time, any record holder of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled to request in writing a statement from the Company setting forth the aggregate number of shares of Common Stock for which demands for appraisal have been received and the aggregate number of holders of those shares. This statement must be mailed within 10 days after the written request has been received by the Company or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

     If a holder of Common Stock timely files a petition for appraisal and serves a copy of the petition upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice, as required by the Delaware Court of Chancery has been made to the stockholders who have demanded appraisal, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of shares of Common Stock who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceeding. If any stockholder fails to comply with its direction, the Delaware Court of Chancery may dismiss the proceedings as to that particular stockholder.

     After determining which holders of Common Stock are entitled to appraisal, the Delaware Court of Chancery will appraise the fair value of their Common Stock, without considering any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive pursuant to the Merger if they did not seek appraisal of their Common Stock. Furthermore, investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that:
"Fair value, in an appraisal context, measures that which has been taken from the stockholder, viz., his proportionate interest in a going concern. In the appraisal process, the corporation is valued as an entity, not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an ongoing enterprise, occupying a particular market position in the light of future prospects." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a stockholder's exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable.

     The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Common Stock entitled to appraisal.

     Any holder of Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of Common Stock subject to their demand for any purpose. Additionally, the holder will not be entitled to the payment of dividends or other distributions on those shares except dividends or other distributions payable to holders of record of Common Stock as of a date prior to the Effective Time.

     If any holder of Common Stock who demands appraisal of their shares of Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, such shares shall be deemed to be converted into, as of the Effective Time, the right to receive the Merger Price. A holder of Common Stock will lose the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and an acceptance of the Merger. Any attempt to withdraw made more than 60 days after the Effective Time will, however, require the written approval of the Company. Further, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed absent court approval.

     Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

     The foregoing is a summary of the material provisions of Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex E to this Information Statement.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership as of March 15, 2000 of the Common Stock by: (i) each person known by the Company to own beneficially more than 5% of the Common Stock; (ii) each of the Company's current directors; (iii) each of the Named Officers (as defined below) currently employed by the Company; and (iv) all of the Company's executive officers and directors as a group. As of the date of this Information Statement, there were a total of 32,814,724 shares of Common Stock outstanding. The Company has been informed by Siemens that none of the Siemens Designees owns any securities of the Company.

                                                                              Shares Beneficially Owned (1)
       Name of Group or Beneficial Owners                                       Number             Percent
       ----------------------------------                                       ------             -------

       Siemens (2)                                                              31,181,540           95.0
           153 East 53rd Street
           New York, New York 10022
       Acquisition (2)                                                          31,181,540           95.0
       153 East 53rd Street
           New York, New York 10022
       Dort A. Cameron III (3)                                                  24,227,392           73.5
           c/o ENTEX Information Services, Inc.
           6 International Drive
           Rye Brook, NY  10573
       John A. McKenna, Jr. (4)(5)                                               2,367,324            6.9
       Kenneth Ghazey (6)                                                          576,000            1.7
       R. Randolph Devening (7)                                                     83,815            *
       Linwood A. Lacy, Jr. (8)                                                    102,120            *
       Frank W. Miller (9)                                                          46,264            *
       All directors and executive officers as a group (10 persons) (10)        27,733,648           77.8


-----------------------------------------------------

*    Less Than 1%

(1) In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares subject to options held by that person that are currently exercisable or exercisable within 60 days of March 15, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, pursuant to the Company Stockholders' Agreement and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. However, the Merger Price per share will be less than the exercise price for each such outstanding option.

(2) Includes 24,719,596 currently outstanding shares of Common Stock subject to the Call Option granted to Acquisition and 6,461,944 currently outstanding shares of Common Stock that may be purchased by Ac-quisition by the requirement under the Stockholders Agreement that Mr. Cameron exercise the Drag-Along Rights in the event the Call Option is exercised.

(3) Includes 21,407,739 shares of Common Stock registered in the name of ENTEX Associates L.P. Dort A. Cameron III is the sole stockholder of the Putnam Group, Inc., the general partner of ENTEX Associates L.P. Includes 150,000 shares of Common Stock owned by Mr. Cameron which are subject to options exercisable within sixty days of March 15, 2000.

(4) Includes 1,725,120 shares of Common Stock owned by Mr. McKenna which are subject to options exercisable within sixty days of March 15, 2000.

(5) Pursuant to the Company Stockholders' Agreement, in the event that Mr. McKenna's employment is terminated for any reason, the Company shall have the right to purchase all shares of Common Stock owned by him. If the Company is unable to purchase such shares in cash, the Cameron Affiliates (as defined below) will have a right to purchase such shares.

(6) Includes 576,000 shares of Common Stock owned by Mr. Ghazey which are subject to options exercisable within sixty days of March 15, 2000.

(7) Includes 62,500 shares of Common Stock owned by Mr. Devening which are subject to options exercisable within sixty days of March 15, 2000.

(8) Includes 62,500 shares of Common Stock owned by Mr. Lacy which are subject to options exercisable within sixty days of March 15, 2000.

(9) Includes 25,000 shares of Common Stock owned by Mr. Miller which are subject to options exercisable within sixty days of March 15, 2000.

(10) Includes 2,835,520 shares of Common Stock which are subject to options exercisable within 60 days of March 15, 2000.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the Company's executive officers, the current directors and other key employees of the Company, each including such person's age, as of June 27, 1999, and position with the Company:

Name                              Age    Position

Dort A. Cameron III               54     Chairman of the Board of Directors
John A. McKenna, Jr.              44     Chief Executive Officer and Director
Kenneth A. Ghazey                 43     President and Director
Paul D. Madarasz                  38     Chief Operating Officer
Lynne A. Burgess                  49     Senior Vice President, General Counsel
                                          and Assistant Secretary
Shirley S. Mehta                  45     Vice President and Controller
Kim Nathanson                     43     Senior Vice President, Human Resources
R. Randolph Devening(1)           57     Director
Linwood A. Lacy, Jr.(1)           54     Director
Frank W. Miller(1)                54     Director

---------------------------------------------------

1    Current member of the Audit and Compensation Committees.

     Mr. Cameron co-founded the Company in August 1993, and has served as a director and Chairman of the Board of the Company since its formation. From October 1988 to the present, Mr. Cameron has served as the managing general partner of EBD, L.P., the general partner of The Airlie Group, L.P., a private investment limited partnership; from June 1984 to the present, as the general partner of BMA, the general partner of Investment Limited Partnership, a private investment limited partnership; and from December 1995 to the present as managing member of Airlie Enterprises LLC, a private consulting company. Mr. Cameron is currently serving as a Director of TLC Beatrice Company. Mr. Cameron holds a B.A. from Middlebury College and an M.B.A. from Boston University. In 1983, Mr. Cameron was diagnosed with multiple sclerosis.

     Mr. McKenna co-founded the Company in August 1993, and has served as a Director since its inception and as Chief Executive Officer since April 1996. Mr. McKenna also served as President of the Company from August 1993 until December 1998. Mr. McKenna holds a B.A. from Trinity College.

     Mr. Ghazey joined the Company as Executive Vice President, Finance and Administration, Chief Financial Officer and Director in January 1997 and has served as President of the Company since December 1998. Mr. Ghazey served as President, Chief Operating Officer and a Director for Darling International, a publicly-owned food waste recycling company, from 1993 to December 1996. Mr. Ghazey is a Certified Public Accountant and holds a B.S. in Accounting from the University of Vermont.

     Mr. Madarasz joined the Company in March 1996 as the Director of the Microsoft Initiative. From April 1997 until October 1998, he served as General Manager of the Company's New York City branch. In October 1998, Mr. Madarasz was named Senior Vice-President of the Company's East Region, and he has served as the Company's Chief Operating Officer since December 1999. Prior to joining the Company, Mr. Madarasz was Vice-President, Sales and Marketing for The Wheatley Group, Ltd., a software company. Mr. Madarasz has a BS degree in Marketing from Boston College.

     Ms. Burgess joined the Company in May 1994 as Vice President and General Counsel and has served as Senior Vice President and General Counsel since January 1998. From October 1992 to May 1994, Ms. Burgess was Of Counsel to the law firm of Collier, Shannon, Rill and Scott, specializing in commercial and antitrust matters. Ms. Burgess holds a B.A. from William Smith College and a J.D. from Fordham University School of Law.

     Ms. Mehta joined the Company in February 1997 as Assistant Controller and has served as Vice President and Controller since December 1998. From June 1988 to February 1997, Ms. Mehta held a variety of financial management positions at Kraft General Foods, a subsidiary of the Philip Morris Companies, most recently as Financial Director. Ms. Mehta is a Certified Public Accountant and holds an M.B.A. in Accounting and Finance from the Graduate School of Business, Columbia University and a B.A. in Economics from Fordham University.

     Ms. Nathanson joined the Company in July 1996 as Vice President of Paragon Programs in connection with the Company's acquisition of FCP Technologies, Inc. ("FCP"). From October 1998 to May 1999, she served as Senior Vice President of Product Management. Ms. Nathanson has served as the Company's Senior Vice President, Human Resources since May 1999. Prior to joining the Company, Ms. Nathanson served as the Chief Operating Officer and Chairman of the Board of FCP, a company which she co-founded in 1984.

     Mr. Devening has served as a Director of the Company since June 1996. Since August 1994, Mr. Devening has served as Chairman, President and Chief Executive Officer of Food Brands America, Inc., a diversified food manufacturing company. From April 1993 to July 1994, Mr. Devening served as Vice Chairman and Chief Financial Officer of Fleming Companies, Inc., a food distribution and marketing company. Mr. Devening serves as a director of Hancock Fabrics Inc. and Hussman Corporation. Mr. Devening holds a B.A. from Stanford University and an M.B.A. from the Harvard Graduate School of Business.

     Mr. Lacy has served as a Director of the Company since June 1996. From July 1985 until May 1996, Mr. Lacy served as the Chief Executive Officer and Chairman of Ingram Micro Inc. and its predecessor company, Micro D Inc., a distributor of microcomputer products. From December 1993 to January 1996, Mr. Lacy served as President of Ingram Industries, the holding company of Ingram Micro Inc. From June 1995 to April 1996, he served as the Chief Executive officer of Ingram Industries. From October 1996 to October 1997, Mr. Lacy served as President and Chief Executive Officer of MicroWarehouse, a direct marketer of computer products. Mr. Lacy serves as a director of Earthlink Network, Inc. and pcOrder.com, Inc., as well as several private companies. Mr. Lacy holds a B.S. in Chemical Engineering and an M.B.A. from the University of Virginia.

     Mr. Miller has served as a Director of the Company since September 1993. Since January 1995, Mr. Miller has served as President of Miller Associates, Inc., a management consulting firm. From February 1990 to December 1994, Mr. Miller served as the Vice Chairman and Chief Executive Officer of Darling International, a publicly owned food waste recycling company. Mr. Miller serves as a director to other private companies and a high yield investment fund. Through Miller Associates, Inc., Mr. Miller served as an interim Chief Executive Officer and Director of a privately held workout credit for Cherrydale Farms, Inc., which filed for bankruptcy protection on March 15, 1999. Mr. Miller holds a B.S. in Industrial Management from the Lowell Technological Institute.

     The Company currently has six directors. All directors serve on the Board of Directors of the Company until their successors are elected and qualified. There are no family relationships among any of the directors or executive officers of the Company. The Company's executive officers serve at the discretion of the Board of Directors.

Information Concerning the Board of Directors and its Committees

     The Company's Board of Directors held an aggregate of six regular and special meetings, not including committee meetings, and took action by unanimous written consent on five occasions during fiscal 1999. During fiscal 1999, no director attended less than 100% of the aggregate number of meetings of the Board of Directors, and the committees of the Board of Directors, on which he served that were held during the year.

     In June 1996, the Company's Board of Directors established an Audit Committee and a Compensation Committee. The Company has no nominating committee.

     The Audit Committee is comprised of Messrs. Devening, Lacy and Miller, and is chaired by Mr. Miller, all of whom are non-employee directors of the Company. The Audit Committee oversees the activities of the Company's independent auditors and reviews with the independent auditors the Company's internal accounting procedures and controls. The Audit Committee held one meeting in fiscal 1999. The Company's Board of Directors has not adopted a written charter for the Audit Committee. In accordance with the definition of "Independent Director" described in NASD Rule 4200(a)(15), Messrs. Devening and Lacy are independent; however, Mr. Miller is not independent.

     The Compensation Committee is comprised of Messrs. Devening, Lacy and Miller, and is chaired by Mr. Devening. The Compensation Committee makes recommendations to the Board of Directors with respect to general compensation and benefit levels and other related matters, reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock option plans and makes recommendations to the Board of Directors regarding such matters. The Compensation Committee held two meetings in fiscal 1999.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who beneficially own more than ten percent of the Common Stock to file reports of ownership and changes in ownership with the SEC. The Company believes that all reports required to be filed pursuant to Section 16(a) of the Exchange Act were timely filed during the fiscal year ended June 27, 1999.


                 Certain Relationships and Related Transactions

Share Ownership

     Dort A. Cameron III, the Company's Chairman of the Board of Directors and controlling stockholder, owns 2,669,653 shares of Common Stock. In addition, ENTEX Associates owns 21,407,739 shares of Common Stock. Mr. Cameron is the sole stockholder of The Putnam Group, Inc., the general partner of ENTEX Associates (the "Putnam Group"). Two of the limited partners of ENTEX Associates, Airlie Associates and Airlie Associates II, are general partnerships consisting of Mr. Cameron's relatives. The other limited partners of ENTEX Associates are business associates of Mr. Cameron. Mr. Cameron has voting and dispositive power over the shares of Common Stock held by ENTEX Associates and, accordingly, may be deemed to have beneficial ownership with respect to these shares of Common Stock.

     John A. McKenna, Jr., the Company's Chief Executive Officer and a member of the Board of Directors, owns 642,204 shares of Common Stock. R. Randolph Devening, a member of the Board of Directors, owns 21,315 shares of Common Stock. Linwood A. Lacy, Jr., a member of the Board of Directors, owns 39,620 shares of Common Stock. Frank W. Miller, a member of the Board of Directors, owns 21,264 shares of Common Stock. Ms. Lynne Burgess, the Company's Senior Vice President, General Counsel and Assistant Secretary, owns 96,333 shares of Common Stock.

Payments to Affiliates

     During fiscal 1999, the Company paid to Airlie Enterprises a monthly overhead allocation fee of $15,000. The Company paid approximately $195,000 in fiscal 1999 to Atlantic Aviation, which leases an airplane from a corporation wholly owned by Mr. Cameron, for use of such airplane.

     Pursuant to a letter agreement, dated as of January 26, 2000 (the "MAI Agreement"), from Mr. Cameron, in his capacity as Chairman of the Board of Directors, to Mr. Miller, a director of the Company and the President and sole owner of Miller Associates, Inc. ("MAI"), the Company has agreed to pay MAI $100,000 for each of February, March and April of 2000 and $60,000 per month for each month thereafter for consulting services until the MAI Agreement is terminated by the Company. The Company anticipates that it will terminate the MAI Agreement upon the consummation of the Merger. In addition, the MAI Agreement provides that MAI will be paid an additional fee of $300,000 (the "Restructure Fee") upon the sooner to occur of (i) the Merger (or such other similar transaction) or (ii) the date upon which the balance sheet of the Company has been restructured. However, if the Company files for bankruptcy under Title 11 of the United States Code, Mr. Cameron has personally guaranteed that in lieu of the Restructure Fee, MAI will receive $150, 000.

     During fiscal 1999, the Company outsourced substantially all of its training activities to Knowledge Alliance Holdings, Inc. ("KAH"), a company controlled by Mr. Cameron, and made pay-ments to KAH of approximately $4.4 million. The Company owns a direct 6.3% interest in KAH. The Company intends, subject to the approval of its Board of Directors, to sell its interest in KAH. The proceeds of such a sale are anticipated to be less than $1,000,000.

Company Stockholders' Agreement

     On December 10, 1993, ENTEX Holdings Inc., the former parent of the Company ("ENTEX Holdings"), Dort A. Cameron III, ENTEX Associates, L.P. and certain members of the Company's then current management (the "Participants") entered into a shareholders' agreement (the "Company Stockholders' Agreement") in connection with the sale and purchase of a total of 5,860,690 shares, net of repurchases, of common stock (the "Original Shares") of ENTEX Holdings by the Participants.

     The Company Stockholders' Agreement is binding on Company as the successor corporation of ENTEX Holdings and all obligations of the Participants and certain of Mr. Cameron's affiliates (the "Cameron Affiliates") relating to the shares of common stock of ENTEX Holdings relate to the shares of Common Stock. Pursuant to the Company Stockholders' Agreement, each of the Cameron Affiliates and each of the Participants agreed to vote their shares of Common Stock to elect one Participant nominated by the Participants and acceptable to the Cameron Affiliates to the Board of Directors of the Company. In addition, in the event of (i) any proposed capital reorganization of the Company, (ii) any reclassification or recapitalization of the Company, (iii) any transfer of all or substantially all of the assets of the Company, (iv) any consolidation or merger involving the Company and any other person, (v) any dissolution, liquidation or winding-up of the Company, or (vi) any material transaction affecting the capital stock of the Company which is not in the ordinary course of business and which is required by the laws of Delaware to be submitted to a vote of the stockholders of the Company, the Participants agreed to vote their shares of Common Stock in the same manner as the Cameron Affiliates.

     In addition, pursuant to the Company Stockholders' Agreement, in the event that certain Participants die or become disabled (the "Non-Electing Participants"), the Company will have the right to purchase all of the shares of Common Stock of such Non-Electing Participants. Upon death or disability, the Non-Electing Participants and their legal representatives will have the right to require the Company to purchase all of their shares of Common Stock. The per share price to be paid by the Company shall equal the greater of the Original Purchase Price (as defined below) or the Share Value (as defined below). As of March 15, 2000, the Non-Electing Participants total six individuals who collectively own 759,336 shares of Common Stock. The Company has obtained an insurance policy that would cover the purchase price of such shares in the event of the exercise of such put options. The Company has the right to purchase shares of Common Stock if other Participants, including John McKenna ("Plan 2 Participants"), are terminated for any reason. If a Plan 2 Participant's employment is terminated for cause, the per share value shall equal the lesser of Original Purchase Price and the Book Value (as defined below) and if for any other reason, shall equal the Book Value. If the Company is not able to pay for a Participant's shares of Common Stock in cash, the Company must assign its rights to the Cameron Affiliates.

     "Share Value" shall mean the amount determined by multiplying (a) the net income of the Company on a consolidated basis for the four most recent fiscal quarters of the Company immediately preceding the date of the termination of the Participant's employment, as shown on the financial statements of the Company, determined in accordance with GAAP, by (b) the Earnings Multiple, and dividing the product so obtained by the number of shares of Common Stock issued and outstanding on a fully diluted basis. "Earnings Multiple" shall mean the arithmetic average of the "price to earnings ratio" of each of certain publicly traded companies as reported in composite transactions in the Wall Street Journal on the last day of each of the six calendar months immediately preceding the date of repurchase of such Common Stock. "Original Purchase Price" shall mean the original purchase price paid for the Original Shares, as adjusted for stock dividends. "Book Value" shall mean the book value of a share of Common Stock as of the end of the most recent fiscal year.

     The Company Stockholders' Agreement will terminate upon the consummation of a public offering; provided, that the voting provisions shall terminate upon the earlier of (a) the consummation of a public offering or (b) December 10, 2000, and provided, further, that certain provisions relating to the Company's right to repurchase a Participant's shares of Common Stock shall terminate upon the earlier of (x) the consummation of a public offering or (y) a change of control. A "change of control" is defined as an event in which the Cameron Affiliates no longer own voting securities of the Company entitled to cast a majority of votes for election of the Board of Directors of the Company.

IBMCC Financing

     The Company has financed a significant portion of its working capital needs under a working capital line of credit (the "IBMCC Working Capital Line of Credit") with IBM Credit Corporation ("IBMCC"). The IBMCC Working Capital Line of Credit provides for borrowings of up to $100 million, of which $80.9 million was owed to IBMCC as of March 15, 2000 on an interest-bearing basis and was classified as notes payable. The IBMCC Working Capital Line of Credit matures on July 31, 2001 and is terminable upon 60 days' prior notice by IBMCC. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at LIBOR plus 3.00% (8.36% at March 15, 2000). Such rate is subject to increase or decrease depending on the Company's financial performance. The IBMCC Working Capital Line of Credit is secured by certain inventory, accounts receivable and certain intellectual property. The IBMCC Working Capital Line of Credit provides that if Dort A. Cameron III ceases to own and/or control at least 35% of the issued and outstanding capital stock of the Company, the Company will be deemed to be in default. In connection with the financing arrangement, Mr. Cameron granted to IBMCC an option (the "IBMCC Option") to acquire 1,851,850 shares of Common Stock held by him. The IBMCC Option was purchased by Mr. Cameron pursuant to an option purchase agreement dated as of December 21, 1999. On March 8, 2000, IBMCC exercised a warrant to purchase 333,350 shares of Common Stock which was issued in November 1994 pursuant to a warrant agreement, dated as of November 15, 1994 among IBMCC, ENTEX Holdings and the Company (the "IBMCC Warrant Agreement") in connection with a settlement of a dispute between International Business Machines Corporation, JWPIS and ENTEX Holdings (the "1994 Warrant"). In connection with an amendment to the IBMCC Working Capital Line of Credit on July 15, 1997, the Company entered into a warrant agreement pursuant to which IBMCC was issued warrants to acquire up to 250,855 shares of Common Stock (the "1997 Warrant"). The 1997 Warrant may be exercised at any time prior to July 31, 2004 at an exercise price of $7.55 per share. In addition, IBMCC was granted the right to sell the Common Stock issuable upon exercise of the 1994 and 1997 Warrants (the "Warrant Shares") along with any sale of Common Stock representing more than 20% of the capital stock of the Company held by the Cameron Affiliates. Mr. Cameron has a right to require IBMCC to sell the Warrant Shares along with any sale of Common Stock representing 50% or more of the capital stock of the Company by the Cameron Affiliates. IBMCC was also granted certain demand and piggyback registration rights for the Warrant Shares.

     On December 21, 1999, the Company executed an amendment to the IBM Working Capital Line of Credit to extend to March 31, 2000 its existing overadvance from its previously scheduled termination date of December 21, 1999. The overadvance permits the Company to borrow up to $20 million in excess of what would otherwise have been allowed under the collateral formula in the IBM Working Capital Line of Credit. IBMCC also agreed to modifications of the financial covenants in the IBM Working Capital Line of Credit requested by the Company. Simultaneously with execution of the amendment of the IBM Working Capital Line of Credit, Mr. Cameron guaranteed up to $20 million of the Company's obligations to IBMCC, and purchased from IBMCC the IBMCC Option. The purchase price for the option was $3 million in cash, payable not later than March 31, 2000, and an additional amount equal to the excess, if any, of 1,851,850 multiplied by the highest per-share price of the Company's common stock obtained by Mr. Cameron or any of his affiliates during the period ending one year after the execution of the option purchase agreement over the initial $3 million amount. The additional amount, if any, is payable upon the consummation of any subsequent transaction in which more than 50% of the Company's Common Stock is sold. If no such sale occurs within the one-year period, the original option will be reinstated with the aggregate exercise price increased by $3 million. Pursuant to the Merger Agreement, Siemens is obligated to repay in full all amounts outstanding under the IBM Working Capital Line of Credit promptly following the earlier of the Initial Purchase Date or the Effective Time.

                     COMPENSATION OF OFFICERS AND DIRECTORS

Executive Officer Compensation

     The following table sets forth information concerning the compensation paid by the Company during the Company's fiscal years ending June 27, 1999, June 28, 1998 and June 29, 1997 to the Company's Chief Executive Officer, and each of the Company's five other most highly compensated executive officers (collectively, the "Named Officers") during the fiscal year ending June 27, 1999:

                                                                                                        Long Term
                                      Fiscal                 Annual                                   Compensation
Name and Principal Position            Year               Compensation                Securities          Award
                                                                                      Underlying        All Other
                                                     Salary          Bonus(1)       Options/SAR(2)    Compensation
                                                    ---------      ------------     --------------    -------------
                                                      ($)               ($)                                ($)

John A. McKenna, Jr. ..........        1999          425,000           800,000               --            28,733
   Chief Executive Officer             1998          373,461           127,750           30,000            17,533
                                       1997          350,000           150,171               --            21,333

Kenneth A. Ghazey(3) ..........        1999          366,827           806,000               --            27,099
   President                           1998          298,462           100,375               --            12,299
                                       1997          126,923                 0          880,000             5,195

John F. Lyons(4) ..............        1999          244,711           409,375               --             3,096
   President, TAS Division             1998          199,520            88,750           25,000             2,933
                                       1997          174,462           101,516               --             4,175

Richard Nathanson(5) ..........        1999          239,615           167,500               --             1,035
   President, Services                 1998          193,800           117,910               --               344
   Division                            1997          258,048           193,787(6)       187,395             2,041

Michael G. Archambault(7) .....        1999          246,854           244,375           15,000             5,197
   Senior Vice President,              1998          160,000            35,040           75,000               731
   Chief Financial Officer             1997           15,385                 0               --               699
   and Treasurer

Dort A. Cameron III ...........        1999          400,000                 0               --            17,358
   Chairman of the Board               1998          400,000                 0          150,000            18,801
   of Directors                        1997          400,000                 0               --            18,801

---------------------------------------------------

(1) Includes bonus compensation awarded in fiscal 1999 in connection with the closing of the sale of the Company's Technology Acquisition Services Division (the "TAS Sale") as follows: $500,000 to each of John McKenna and Ken Ghazey; $275,000 to John Lyons; and $100,000 to Michael Archambault.

(2) The stock options listed in the table represent options to purchase Common Stock under the Company's 1996 Performance Incentive Plan ("PIP") or the Company's 1996 Stock Option Plans (the "EIS Plans") and have been adjusted for stock dividends.

(3)  Mr. Ghazey joined the Company in January 1997.

(4) In connection with the TAS Sale, Mr. Lyons accepted a position with CompuCom Systems, Inc. and resigned from the Company in May 1999.

(5)  Mr. Nathanson resigned in August 1999.

(6) Includes $120,787 bonus payable by FCP at the time of the acquisition of FCP by the Company and paid by the Company after the closing.

(7)  Mr. Archambault joined the Company in May 1997 and resigned January 28,
     2000.

Option Grants In Last Fiscal Year

     The following table sets forth for certain information concerning grants of options to each of the Named Officers during Fiscal 1999.

                                 Number of     Percent of                                  Potential Realizable
                                 Securities      Total                                             Value
                                 Underlying     Options                                      of Assumed Annual
                                  Options      Granted to   Exercise Price   Expiration    Rates of Stock Price\
Name                            Granted (#)   Employees in  Per Share (1)     Date (2)       Appreciation for
                                              Fiscal 1999                                     Option Term (3)
                                                                                              5%          10%
Michael G. Archambault ....       15,000(4)       5.37%          $4.12        09/28/08     $125,276     $317,473

---------------------------------------------------

(1) In determining the fair market value of the Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for the Common Stock, the risks normally associated with investments in companies engaged in similar businesses and the market prices of securities of certain competitors. The exercise price for options granted under the PIP may be paid in any form as shall be permitted by the Company's Compensation Committee of the Board of Directors, including without limitation cash, shares of Common Stock, other awards granted or other property, including promissory notes.

(2) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability. Options must generally be exercised within 30 days of the termination of the optionee's status as an employee or consultant of the Company, or within 12 months after such optionee's death or disability. If, however, an optionee is terminated for cause, all vested options shall be canceled on the date of grant.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent the Company's estimate or projection of the Company's future Common Stock prices.

(4) Represents 15,000 shares of Common Stock subject to an incentive stock option. All options were granted pursuant to the Company's PIP. Twenty percent (20%) of such options vested on June 30, 1999, and an additional twenty percent (20%) shall vest after each anniversary of June 30, 1999. Mr. Archambault resigned January 2000.

Fiscal Year-End Option Values

     The following table sets forth the value of outstanding options held by the Named Officers as of June 27, 1999 and has been adjusted for stock dividends.

                                         Number of Securities Underlying        Value of Unexercised In-The-Money
                                          Unexercised Options at Fiscal                Options at Fiscal
                                                   Year-End (#)                           Year-End (1)
                                         --------------------------------       ----------------------------------
Name                                     Exercisable        Unexercisable        Exercisable        Unexercisable


John A. McKenna, Jr.............           1,725,120                   0                     --                  --
Kenneth A. Ghazey...............             576,000             304,000         $   374,400.00      $   197,600.00
John F. Lyons...................                   0                   0                     --                  --
Richard Nathanson...............              93,697              93,698         $    60,903.05      $    60,903.70
Michael Archambault.............              25,000              65,000         $    13,000.00      $    19,500.00
Dort A. Cameron III.............             150,000                   0                     --                  --

---------------------------------------------------

(1) Calculated on the basis of the fair market value of the Common Stock at June 27, 1999, $2.69 per share (as determined by the Company's Board of Directors), less the exercise price payable for such shares, multiplied by the number of shares underlying the option. However, the Merger Price per share will be less than the exercise price for each such outstanding option.

Director Compensation

     Under the Company's Non-Employee Director Stock Plan, as amended through October 1998 (the "Director Plan"), each non-employee director receives an annual retainer that contemplates attendance at up to six Board or Committee meetings per year. Each year, non-employee directors may elect to receive payment for the annual retainer either in cash or in the form of shares of Common Stock. Fees for meetings attended in excess of those covered by the annual retainer are paid in cash on a per meeting basis. In addition, the Company reimburses directors for expenses incurred in attending board and committee meetings. As of June 27, 1999, the Company had issued an aggregate 68,815 shares of Common Stock to its non-employee directors pursuant to the Director Plan. During fiscal 1996 and fiscal 1997, Mr. Devening and Mr. Lacy were each granted an aggregate of 37,500 options to purchase shares of Common Stock in consideration for services rendered as a director of the Company. In November 1998, Messrs. Devening, Lacy and Miller were each granted 25,000 options to purchase shares of Common Stock in consideration for services rendered as directors of the Company.

     Since its inception, the Company has paid Mr. Cameron a salary for services rendered in his capacity as Chairman of the Board. During fiscal 1999, his annual salary was $400,000. On July 1, 1998, the Company entered into an employment agreement with Mr. Cameron. See "--Employment Agreements."

Employment Agreements

     The Company has entered into agreements with certain of the Named Officers currently employed by the Company, including: Dort A. Cameron III, Chairman of the Company's Board of Directors; John A. McKenna, Jr., the Company's Chief Executive Officer; and Kenneth A. Ghazey, the Company's President.

     Mr. McKenna's severance agreement provides that upon a Severance Event (as defined below), he will be entitled to a payment equal to 12 times his monthly compensation as of the date of termination (including his bonus or any variable compensation at 100% of target). In addition, if a Severance Event occurs or Mr. McKenna's employment is terminated prior to a public offering or change of control (as defined below) and the Company elects to repurchase his shares of Common Stock pursuant to the Company Stockholders' Agreement, Mr. McKenna shall be entitled to receive (i) the difference between the book value as of the end of the most recent fiscal year and the Share Value (as defined below) and (ii) a tax gross-up for the difference between ordinary income tax treatment and capital gains tax treatment resulting from such repurchase, computed to put Mr. McKenna in the same position he would have been in if he had timely made an Internal Revenue Code of 1986, as amended, Section 83(b) election. A "Severance Event" is defined as (i) a termination for any reason other than cause or as a result of his death, disability or voluntary resignation or (ii) a change of control which results in a reduction of his base compensation, a reduction in the level of authority or scope of responsibilities or relocation. In addition, the terms of certain of his stock option grant agreements provide that, in the event of a Severance Event, the vesting of the options granted will be accelerated and the exercise period for such options will be extended to two years after termination. Mr. McKenna's severance agreement terminates on August 6, 2000.

     In addition the Company has entered into an agreement with Mr. McKenna under which he will receive a transition payment of $500,000 upon consummation of the Merger or the exercise of either Option; provided that (i) he remains an active employee of the Company through the consummation of the Merger or exercise of either Option and (ii) he executes an employment agreement with Siemens and certain other related documents.

     Mr. Ghazey's agreement provides that upon (i) the termination of his employment by the Company for other than cause or as a result of death, disability or voluntary resignation, (ii) a change of control (as defined below) or (iii) a unilateral decrease in his aggregate compensation, benefits and incentive package which is not uniformly applied to all other senior executive officers, he will be entitled to one year's base salary at the then current rate and all incentive compensation earned but not paid under the Management Incentive Plan then in effect.

     In addition, the Company has entered into an agreement with Mr. Ghazey under which he will receive a payment of $700,000 upon consummation of the Merger or exercise of either Option; provided that in the reasonable judgment of the Board of Directors of the Company, he materially participated in the change in control transaction. The agreement also provides that Mr. Ghazey will not enter into a competing business or solicit customers or employees of the Company for two years from the date he receives such payment. Mr. Ghazey has also agreed not to disclose confidential information of the Company and, for no additional charge to the Company, to consult with and assist the

Company and any acquiring company in effecting the transition of management for a period of thirty days following the change in control. As a condition to receipt of payments under the agreement, Mr. Ghazey will be required to execute a release of claims he may have against the Company.

     Mr. Cameron's employment agreement is effective until July 1, 2001. Such agreement provides for an initial annual base salary of $400,000 and participation in the Company's existing and future long term incentive plans at a level determined by the Board of Directors. The Company will provide hospitalization, medical, dental and health coverage to Mr. Cameron and his spouse following the termination of the agreement for the remainder of their lives or until comparable coverage is obtained from another employer or until comparable coverage can be obtained at commercially reasonable rates, up to a maximum actual cost to the Company of $1.5 million. In addition, upon (i) death,
(ii) disability or (iii) termination of his employment by the Company without cause or termination by Mr. Cameron for Good Reason (as defined below), Mr. Cameron will be entitled to receive the base salary at the then current rate for the longer of (x) the remainder of the term of the agreement (without regard to the earlier termination) and (y) one year. Mr. Cameron is subject to a covenant not to compete until three years following the termination of his employment.

     A "change of control" for purposes of Mr. McKenna's agreement is defined as an event in which Mr. Cameron and the Cameron Affiliates no longer own voting securities of the Company entitled to cast a majority of votes for election of the Board of Directors of the Company. The Merger or purchase of shares of Common Stock or the exercise of either Option will result in a change of control for purposes of Mr. McKenna's agreement. A "change of control" for purposes of Mr. Ghazey's Agreement is defined as a transfer of ownership or control of more than 50% of all of the assets or shares of the Company. The Merger or the purchase of shares of Common stock pursuant to the exercise of either Option will result in a change of control for purposes of Mr. Ghazey's agreement. For purposes of Mr. Cameron's employment agreement, for "Good Reason" means a termination of Mr. Cameron's employment agreement by Mr. Cameron following a reduction in his annual base salary, a material alteration in his authority or responsibilities, the failure to elect or continue Mr. Cameron as Chairman of the Board of Directors, the failure to maintain directors and officers liability insurance covering Mr. Cameron or a material breach of the agreement by the Company. Pursuant to the Merger Agreement, Mr. Cameron's employment will be terminated for "Good Reason" for purposes of this employment agreement immediately prior to the earlier of the Initial Purchase Date or the Effective Time.

     In addition to the existing employment agreements described above, the Company has, at the request of Siemens, entered into agreements with certain of the Company's executive officers, including: Mr. McKenna; Mr. Paul Madarasz, the Company's Chief Operating Officer; and Ms. Shirley Mehta, the Company's Vice President and Controller (each, an "Employee"). The effectiveness of each of these agreements is contingent upon the occurrence of the Initial Purchase Date or the Effective Time.

     Mr. McKenna's agreement provides that he will receive (i) an initial annual salary of $450,000, (ii) a target annual incentive bonus of $225,000 for fiscal 2000, (iii) a retention bonus of $450,000, provided that he remains employed with the Company through one year after the effectiveness of the employment agreement and (iv) a car allowance of $14,000 for each calendar year, pro-rated for this calendar year to reflect the actual number of full months that he works for the Company after the effectiveness of the employment agreement. In addition, Mr. McKenna will retain the title of Chief Executive Officer.

     Mr. Madarasz's agreement provides that he will receive (i) an initial annual salary of $275,000, (ii) a target annual incentive bonus of $137,500 for fiscal 2000, (iii) a retention bonus of $300,000, provided that he remains employed with the Company through one year after the effectiveness of the employment agreement and (iv) a car allowance of $7,200 for each calendar year, prorated for this calendar year to reflect the actual number of full months that he works for the Company after the effectiveness of the employment agreement. In addition, Mr. Madarasz will retain the title of Chief Operating Officer.

     Ms. Mehta's agreement provides that she will receive (i) an initial annual salary of $200,725, (ii) a target annual incentive bonus of $100,365 for fiscal 2000 and (iii) a retention bonus of $200,000, provided that she remains employed with the Company through one year after the effectiveness of the employment agreement. In addition, Ms. Mehta will retain the title of Vice-President-Controller.

     Each of these employment agreements provides that any incentive amounts earned during the fiscal year will be based on the business results of the Company and the number of full months the Employee was employed by the Company during this period. For subsequent fiscal years, the Employee's annual incentive target award will be determined and earned based on goals, terms, conditions and formula established by the Compensation Committee of the Board of Directors. In addition each of the employment agreements provides that the Employee will be eligible to participate in the Company's future long-term incentive plans that may be established after the effectiveness of the employment agreement at a level determined by the Compensation Committee of the Board of Directors and in the employee benefit plans that are currently available to the other executives of the Company. If within one year of the effectiveness of the employment agreement the Employee's employment with the Company is involuntarily terminated for reasons other than for cause (as defined below) or the Employee voluntarily terminates his or her employment with the Company for good reason (as defined below), the Employee will be paid a prorated portion of the retention bonus based upon the number of full calendar months he or she is employed with the Company after the effectiveness of the employment agreement. If the Employee's employment with the Company is involuntarily terminated for reasons other than for cause or he or she voluntarily terminates his or her employment with the Company for good reason, in lieu of any other severance payments that may otherwise be due to the Employee under the Company's separation programs, the Employee will be eligible to receive his or her applicable one year's base salary as described above plus his or her applicable annual target incentive bonus described above. In addition, the Employee will be eligible to receive COBRA coverage for 12 months at a cost to the Company of up to $12,000 and outplacement assistance provided by a mutually acceptable outplacement service provider at a cost to the Company of up to $30,000. The provisions regarding voluntary termination of employment due to good reason shall not apply after one year from the effectiveness of the employment agreement. In addition, the severance provisions shall not apply and no severance payment shall be made if the Employee's termination of employment is due to his or her death, disability or retirement on or after age 65. Further, the Employee's procurement of his or her severance rights are contingent upon the Employee executing a separation and general release waiving potential claims arising out of his or her employment or cessation of employment, in a form satisfactory to the Company. Each agreement is also contingent upon the Employee signing (i) a non competition and non solicitation agreement which provides that he or she will not enter into a competing business or solicit customers, employees or independent contractors of the Company for one year from the date that he or she shall cease to be an employee of the Company and its affiliates and (ii) an employee patent and secrecy agreement pursuant to which he or she agrees not to disclose confidential information or the trade secrets of the Company and that certain inventions, intellectual property and semiconductor designs which are conceived by the Employee, alone or with others, shall belong to the Company.

     For purposes of Mr. McKenna's, Mr. Madarasz's and Ms. Mehta's agreement, for "cause" means: (a) a continued and willful failure by the Employee to substantially perform his or her duties, which failure constitutes a gross neglect of his or her duties; (b) the Employee's commission of an act of fraud or embezzlement or an act which the Employee knew to be in gross violation of his or her duties to the Company; (c) a felony conviction, guilty plea to a felony change or plea of nolo contendere to a felony change by the Employee; (d) breach of any non competition and non solicitation agreement, patent and secrecy agreement, confidentiality agreement or business conduct guidelines which apply to the Employee's employment with the Company. For purposes of Mr. McKenna's, Mr. Madarasz's and Ms. Mehta's agreement, "good reason" shall solely mean, without exception, the occurrence without the Employee's consent after the effectiveness of the employment agreement and prior to the first anniversary of the effectiveness of the employment agreement, of any of the following: (a) requiring the Employee to be based at any location outside of (i) a fifty mile radius, for Messrs. McKenna and Madarasz or (ii) a thirty five mile radius for Ms. Mehta of his or her location immediately after the effectiveness of the employment agreement except for reasonably required travel on job-related business; (b) a reduction in his or her base salary; (c) a reduction in his or her target annual incentive award opportunity; or (d) exclusion from eligibility for participation in otherwise applicable executive benefit plans of the Company.

     In addition the Company's Board of Directors has informed Mr. Madarasz and Ms. Mehta that they will receive a payment of $137,500 and $100,363, respectively, upon the consummation of the Merger or exercise of either Option; provided that that the Merger or exercise of either Option occurs before June 30, 2000 and that he or she, respectively, remains an active employee of the Company through the consummation of the Merger or the exercise of either Option.


                           OTHER AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act, the Company files reports, proxy statements and other information with the SEC. You may inspect and copy the reports, proxy statements and other information filed by the Company with the SEC at the public reference facilities maintained by the SEC at 450 Fifth Street,

N.W., Room 1024, Washington, D.C. 20549, and the SEC's regional offices located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies should be obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also call the SEC at 1-800-SEC-0330 for more information about the public reference room, how to obtain copies of documents by mail and how to access documents electronically on the SEC's web site. Such documents may also be requested from the Company at Six International Drive, Rye Brook, New York 10573, Attention: Lynne A. Burgess, Senior Vice President, General Counsel and Assistant Secretary. The Company's: (i) Form 10K for the fiscal year ended June 27, 1999 is attached hereto as Annex F, (ii) Form 10Q for the quarterly period ended September 26, 1999 is attached hereto as Annex G, and
(iii) Form 10Q for the quarterly period ended December 27, 1999 is attached hereto as Annex H.


                                   SIGNATURES

     In accordance with the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ENTEX INFORMATION SERVICES, INC.


                            By: /s/ Shirley S. Mehta
                                ----------------------------------
                                Name:  Shirley S. Mehta
                                Title: Vice President and Controller


Dated:   March 23, 2000

                                   ANNEX INDEX

Annex A  Merger Agreement

Annex B  Stockholders Agreement

Annex C  Escrow Agreement

Annex D  Tax Escrow Agreement

Annex E  Section 262 of the General Corporate Law of the State of Delaware

Annex F  Form 10K for the fiscal year ended June 27, 1999

Annex G  Form 10Q for the quarterly period ended September 26, 1999

Annex H  Form 10Q for the quarterly period ended December 27, 1999

                                                                         ANNEX A

                                                                  EXECUTION COPY

================================================================================









                          AGREEMENT AND PLAN OF MERGER


                                  BY AND AMONG


                              SIEMENS CORPORATION,


                            EMILIA ACQUISITION CORP.


                                       AND


                        ENTEX INFORMATION SERVICES, INC.




                           Dated as of March 13, 2000









================================================================================

                                TABLE OF CONTENTS

                                                                            Page


1.        The Merger; Additional Actions......................................2

          1.1         The Merger..............................................2
          1.2         Effective Time..........................................2
          1.3         Closing.................................................2
          1.4         Effects of the Merger...................................3
          1.5         Certificate of Incorporation, By-Laws and Officers
                        and Directors of the Surviving Corporation ...........3
          1.6         Directors...............................................3
          1.7         Further Assurances......................................4

2.        Conversion of Shares................................................4

          2.1         Conversion of Capital Stock.............................4
          2.2         Closing Statement Procedures............................7
          2.3         Deposits of Funds at and following the Closing..........9
          2.4         Payment for Certificates................................9

3.        Representations and Warranties of the Company......................11

          3.1         Organization...........................................11
          3.2         Capitalization.........................................11
          3.3         Authority..............................................13
          3.4         No Conflicts; Governmental Requirements;
                        SEC Documents........................................13
          3.5         Subsidiaries...........................................15
          3.6         Books and Records......................................15
          3.7         Financial Statements...................................15
          3.8         Absence of Undisclosed Liabilities.....................16
          3.9         Operations and Obligations.............................16
          3.10        Properties.............................................17
          3.11        Accounts Receivable; Accounts Payable; Inventory.......18
          3.12        Contracts..............................................18
          3.13        [INTENTIONALLY OMITTED]................................20
          3.14        Litigation.............................................20
          3.15        Compliance with Law; Authorizations....................21
          3.16        Intellectual Property..................................21
          3.17        Tax Matters............................................23
          3.18        Employee Benefit Plans.................................25

                                                                            Page

          3.19        Employee Compensation..................................27
          3.20        Employees..............................................27
          3.21        Environmental Laws.....................................28
          3.22        Insurance..............................................29
          3.23        Bank Accounts, Letters of Credit and Powers
                        of Attorney..........................................29
          3.24        No Adverse Development.................................29
          3.25        Transactions with Affiliates...........................29
          3.26        Information Statement; Merger Materials................30
          3.27        Brokers................................................30

4.        Representations and Warranties of Siemens and Acquisition..........30

          4.1         Organization...........................................30
          4.2         Corporate Authority....................................30
          4.3         No Breach..............................................31
          4.4         Litigation.............................................31
          4.5         Brokers................................................31
          4.6         Information............................................32
          4.7         Financing..............................................32

5.        Covenants and Additional Agreements................................32

          5.1         Conduct of Business....................................32
          5.2         No Solicitations.......................................35
          5.3         Access to Information; Confidentiality.................36
          5.4         Preparation of Information Statement;
                        Approval of Stockholders; Siemens Approval...........37
          5.5         Regulatory and Other Approvals.........................38
          5.6         Notice and Cure........................................38
          5.7         Company Stock Plans; Warrants..........................39
          5.8         Termination of Contracts...............................39
          5.9         Fulfillment of Conditions..............................39
          5.10        Cooperation............................................39
          5.11        Director and Officer Indemnification...................40
          5.12        Additional Covenants...................................41

6.        Conditions to Closing..............................................41

          6.1         Conditions to the Obligations of Siemens
                        and Acquisition......................................41
          6.2         Conditions to the Obligations of the Company...........43

                                                                            Page


7.        Survival; Indemnification; Tax Matters.............................44

          7.1         Survival...............................................44
          7.2         Indemnification........................................44
          7.3         Limitation of Liability; Disposition of Escrow Fund....45
          7.4         Stockholders' Representative...........................45
          7.5         Notice of Claims.......................................46
          7.6         Defense of Third Party Claims..........................46
          7.7         Dispute Resolution: Negotiation, Mediation
                        and Arbitration......................................47
          7.8         Exclusive Remedy.......................................48
          7.9         Tax Matters............................................48

8.        Termination; Effect of Termination.................................50

          8.1         Termination............................................50
          8.2         Effect of Termination..................................50

9.        Fees and Expenses..................................................51

          9.1         Expenses...............................................51
          9.2         Stockholders of the Company............................51

10.       Definitions........................................................52


11.       Miscellaneous......................................................62

          11.1        Press Releases.........................................62
          11.2        Integration............................................62
          11.3        Assignment and Binding Effect..........................62
          11.4        Waiver.................................................63
          11.5        Notices................................................63
          11.6        Amendment..............................................64
          11.7        Governing Law..........................................64
          11.8        Third Party Beneficiaries..............................64
          11.9        Performance............................................65
          11.10       Severability...........................................65
          11.11       Extensions.............................................65
          11.12       Section Headings.......................................65
          11.13       Exhibits; Disclosure Schedule..........................65
          11.14       Counterparts...........................................65

                                    EXHIBITS

Exhibit A                  Certificate of Incorporation of Surviving Corporation

Exhibit B                  By-Laws of Surviving Corporation

Exhibit C                  Form of Closing Statement and Measurement Date
                           Balance Sheet Methodologies

Exhibit D                  Form of Confidentiality/Non-Solicit Agreement

Exhibit E                  Matters to be opined to by counsel to the Company

Exhibit F-1                List of Individual Resignations
                           (Employment and Offices)

Exhibit F-2                List of Individual Resignations (Offices)

Exhibit G                  Form of Tax-Related Insurance Policies

Exhibit H                  Form of Opinion of Siemens Internal Counsel

Exhibit I                  Escrow Agreement

Exhibit J                  Tax Escrow Agreement

Exhibit K                  Directors and Officers of Surviving Corporation

Exhibit L                  Form of Dort A. Cameron, III Side Letter

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 13, 2000, by and among SIEMENS CORPORATION, a Delaware corporation ("Siemens"), EMILIA ACQUISITION CORP., a Delaware corporation ("Acquisition"), and ENTEX INFORMATION SERVICES, INC., a Delaware corporation (the "Company"). Capitalized terms used in this Agreement and not otherwise defined have the meanings ascribed to them in Section 10.

                                    RECITALS

     A. The Company is a Delaware corporation, with its principal executive office located at Six International Drive, Rye Brook, New York 10573.

     B. Siemens is a Delaware corporation with its principal offices located at 153 East 53rd Street, New York, New York 10022. Acquisition is a wholly owned subsidiary of Siemens and was formed to merge with and into the Company so that, as a result of the merger, the Company will survive and become a wholly owned subsidiary of Siemens.

     C. The respective Boards of Directors of Siemens, Acquisition and the Company have determined that this Agreement and the consummation of the merger of Acquisition with and into the Company (the "Merger") in accordance with the laws of the State of Delaware and subject to the terms and conditions of this Agreement, is advisable and in the best interests of Siemens, Acquisition and the Company, respectively, and their respective stockholders and have approved this Agreement.

     D. The principal stockholder of the Company and certain of his affiliates have simultaneously herewith entered into an agreement with Siemens and Acquisition (the "Stockholders Agreement") in which those Persons have (i) granted Acquisition an option to acquire their shares (the "Call Option"); (ii) agreed to vote their shares (x) in favor of the adoption of this Agreement and
(y) against any Acquisition Transaction with any third party; (iii) agreed to provide all notices and perform all actions necessary for the consummation of the transactions contemplated herein; (iv) received an undertaking from Acquisition to purchase their shares, at their option, under certain circumstances (the "Put Option"); and (v) agreed to exercise certain rights (the "Drag-Along Rights") to require various stockholders of the Company to sell their shares on the same terms.

     E. The parties intend that Siemens' acquisition of the Company will be accomplished in a single step pursuant to the Merger, but that under certain conditions the acquisition will instead be accomplished in two phases - namely, a purchase by Acquisition of the shares covered by the Stockholders Agreement, followed by completion of the Merger. In this Agreement, the term "Initial Purchase" refers to Acquisition's acquisition of the shares covered by the Stockholders Agreement, either as a result of the exercise of the Call Option or the

Put Option, if that acquisition is prior to the Effective Time, and the term "Initial Purchase Date" refers to the date on which title to those shares passes to Acquisition.

     F. Certain officers and employees of the Company have executed and delivered to Siemens employment agreements, termination and severance agreements and/or non-competition/non-solicitation agreements that by their terms will take effect as of the earlier of (i) the Effective Time or (ii) the Initial Purchase Date.

     G. Siemens, Acquisition and the Company desire to make certain representations and warranties, covenants and agreements in connection with the Merger and/or the Initial Purchase and also to set forth the terms and conditions of the Merger and the Initial Purchase, all as set forth in this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound do hereby agree as follows:

     1. The Merger; Additional Actions.

     1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement, Acquisition shall be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the "DGCL"). The Company shall be the surviving corporation in the Merger (the "Surviving Corporation"). As a result of the Merger, all of the respective outstanding shares of capital stock of the Company and Acquisition shall be converted or cancelled in the manner provided in Section 2.

     1.2 Effective Time. At the Closing, a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware (the "Secretary of State") for filing, as provided in Section 251 of the DGCL, on, or as soon as practicable after, the Closing Date. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State, or at such later time as may be agreed by Siemens and the Company and stated in the Certificate of Merger (the date and time of such filing (or stated later time, if any) being referred to herein as the "Effective Time").

     1.3 Closing. The closing of the Merger (the "Closing") shall take place at the offices of Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, on a date and at a time to be specified by the parties, which shall in no event be later than 10:00 a.m., local time, on the second business day following satisfaction of the conditions set forth in Section 6.1(e), (g) and (i), provided that the other closing conditions set forth in Section 6 shall have been satisfied or, if permissible, waived in accordance with this Agreement, or on such other date, time and place as the parties may mutually agree (the "Closing Date"). At the Closing there shall be delivered to Siemens, Acquisition and the Company the certificates and other documents and instruments required to be delivered under Section 6.

     1.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

     1.5 Certificate of Incorporation, By-Laws and Officers and Directors of the Surviving Corporation. (a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger so as to read in its entirety as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law and such certificate of incorporation.

     (b) The by-laws in the form set forth in Exhibit B shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such by-laws.

     (c) From and after the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth on Exhibit K hereto, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

     1.6 Directors.

     If the Initial Purchase occurs:

     (a) Upon the Initial Purchase Date and from time to time thereafter so long as Acquisition, Siemens and Siemens' other direct or indirect wholly-owned Subsidiaries collectively continue to hold shares of Company Common Stock in an amount at least equal to a majority of the outstanding voting power of the Company's capital stock, Siemens shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company, each Subsidiary and each standing committee thereof as is equal to the product of the total number of directors on the Board of Directors of the Company, such Subsidiary and such committee (determined after giving effect to the directors elected pursuant to this sentence), as the case may be, multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Siemens or its wholly owned Subsidiaries bears to the total number of shares of Company Common Stock then outstanding, and the Company shall, upon request of Siemens, promptly take all actions necessary to cause Siemens' designees to be so elected, including, if necessary, increasing the size of the Board of

Directors of the Company or such Subsidiary or using its best efforts to obtain the resignations of one or more existing directors of the Company or such Subsidiary; provided, however, that prior to the Effective Time, the Board of Directors of the Company and each Subsidiary shall contain at least two members who are neither officers, directors nor designees of Siemens (the "Company Designees").

     (b) The Company's obligations to appoint Siemens' designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.6 and shall distribute to its stockholders promptly following the execution and delivery of this Agreement such written material as is required under such Section and Rule in order to fulfill its obligations under this Section 1.6 (the "14(f) Material"). Siemens will supply any information with respect to itself and its officers, directors and Affiliates required by such Section and Rule to the Company to be included in the 14(f) Material distributed by the Company.

     (c) From and after the election or appointment of Siemens' designees pursuant to this Section 1.6, if any, and prior to the Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Siemens or Acquisition or waiver of any of the Company's rights hereunder, or any other action taken by the Board of Directors of the Company in connection with this Agreement, will require the concurrence of a majority of the directors of the Company then in office who are Company Designees.

     1.7 Further Assurances. Each party hereto shall execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of Acquisition and the Company or to otherwise effect the purposes of this Agreement.

     2. Conversion of Shares.

     2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of any holder of capital stock of the Company:

     (a) Capital Stock of Acquisition. Each issued and outstanding share of the common stock, par value $.0001 per share, of Acquisition ("Acquisition Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, par value $.0001 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each certificate representing outstanding shares of Acquisition Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock.

     (b) Cancellation of Treasury Stock and Stock Owned by Siemens and Acquisition. All shares of capital stock of the Company that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Siemens or Acquisition or by any direct or indirect wholly-owned Subsidiary of Siemens or Acquisition automatically shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

     (c) Conversion of Company Capital Stock.

          (i) Each issued and outstanding share of the common stock, par value $.0001 per share, of the Company ("Company Common Stock") (other than shares to be cancelled in accordance with Section 2.1(b) and other than shares that are Dissenting Shares (as defined in Section 2.1(d)(i)) shall be converted into the right to receive an amount per share in cash (the "Merger Price") equal to the quotient of (x) the Adjusted Acquisition Price divided by (y) the number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (the "Outstanding Share Amount"); provided, however, that in no event shall the aggregate Merger Price exceed the sum of (i) 66,942,037 plus (ii) the aggregate amount in cash received by the Company after the date of this Agreement and prior to the Effective Time upon exercise of Options.

     All such shares of Company Common Stock shall no longer be outstanding and shall be cancelled automatically and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, subject to the terms of the Escrow Agreement and the Tax Escrow Agreement and Sections 2.1(c)(ii), (iii) and (iv), the Merger Price and, if applicable, the Incremental Amount per share, upon the surrender of such certificate in accordance with
Section 2.3, without interest. For purposes of this Agreement, the term "Adjusted Acquisition Price" shall be (i) $105,000,000 (the "Acquisition Price") minus (ii) the Closing Liquid Net Worth Adjustment plus (iii) an additional amount equal to the product of (x) the amount determined pursuant to the preceding clauses (i) and (ii) times (y) 6.5% per year from the Measurement Date to the Effective Time, calculated on an uncompounded basis.

          (ii) The first $20,000,000 of the aggregate Merger Price and, if applicable, Incremental Amount (the "Indemnity Amount") shall be deposited into escrow pursuant to the terms of the Escrow Agreement. In accordance with the terms of the Escrow Agreement, following completion of the Escrow period, the Remaining Escrow Balance shall be deposited with the Payment Agent in accordance with Section 2.3 for distribution to the holders of shares of the Company Common Stock as of the Effective Time in proportion to their respective share ownership.

          (iii) If the Tax Insurance Election is made, to the extent the aggregate Merger Price and, if applicable, Incremental Amount exceeds $20,000,000, the next $20,000,000 of the aggregate Merger Price and, if applicable, Incremental Amount (the "Tax Escrow Amount") shall be deposited into escrow pursuant to the terms of the Tax Escrow Agreement. In accordance with the terms of the Tax Escrow Agreement, following completion of the Tax Matters Escrow Period, the Tax Escrow Balance shall be deposited with the Payment Agent in accordance with Section 2.3 for distribution to the holders of shares of Company Common Stock as of the Effective Time in proportion to their respective share ownership.

          (iv) To the extent the aggregate Merger Price and, if applicable, Incremental Amount exceeds $20,000,000 or, if the Tax Insurance Election is made, $40,000,000, the next $500,000 of the aggregate Merger Price and, if applicable, Incremental Amount (the "Stockholder Representative Expense Amount") shall be paid to the Stockholders' Representative for the purpose of funding expenses in connection with his performance of the duties of Stockholders' Representative; provided that the Stockholders' Representative shall deliver an undertaking to the Company pursuant to which he will agree to deliver to the Payment Agent any portion of such amount not utilized for such purpose, which portion shall be distributed to the holders of shares of Company Common Stock as of the Effective Time in proportion to the respective share ownership.

          (v) If the Effective Time occurs prior to the date letters of transmittal are first mailed pursuant to Section 2.4(b), an additional amount per share of Company Common Stock shall be received upon conversion of each share in the Merger in an amount equal to product of (x) the Merger Price and (y) 6.5% per year from the Effective Time until the date letters of transmittal are first mailed pursuant to Section 2.4(b), calculated on an uncompounded basis (the "Incremental Amount").

     (d) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock the holder of which has not voted in favor of the Merger, has perfected such holder's right to an appraisal of such holder's shares in accordance with the applicable provisions of the DGCL and has not effectively withdrawn or lost such right to appraisal (in each case a "Dissenting Share"), shall not be converted into or represent a right to receive the Merger Price and, if applicable, the Incremental Amount pursuant to Section 2.1(c), but rather the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the DGCL; provided, however, that any Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the right to receive, subject to the terms of the Escrow Agreement and the Tax Escrow Agreement and Sections 2.1(c)(ii), (iii) and (iv), the Merger Price and, if applicable, the Incremental Amount pursuant to Section 2.1(c).

     The Company shall give Siemens (x) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of the DGCL relating to the appraisal process received by the Company and (y) the exclusive right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not, except with the prior written consent of Siemens, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

     (e) Treatment of Options. As of the date of this Agreement, each option to purchase Company Common Stock that is then outstanding (each an "Option") pursuant to a compensation plan or arrangement of the Company (the "Company Stock Plans"), whether or not then vested or exercisable, will become vested and exercisable. Each Option (other than Options issued pursuant to the Company's 1996 Performance Incentive Plan) that has not been exercised as of the Effective Time shall be cancelled without consideration. Each Option issued pursuant to the Company's 1996 Performance Incentive Plan that has not been exercised as of the Effective Time shall be exercisable solely for cash in an amount not to exceed the Merger Price. Prior to the Effective Time, the Company will obtain all consents and make all amendments, if any, to the terms of Options and the Company Stock Plans, if any, pursuant to which the Options were issued that are necessary to give effect to the provisions of this Section 2.1(e).

     (f) Warrants. At the Effective Time, each warrant to purchase Company Common Stock that is outstanding as of the Effective Time (each a "Warrant") pursuant to any of the Warrant Agreements or otherwise shall be exercisable solely for cash in an amount not to exceed the Merger Price. Prior to the Effective Time, the Company will obtain all consents and make all amendments, if any, to the terms of the Warrants and the Warrant Agreements that are necessary to give effect to the provisions of this Section 2.1(f).

     2.2 Closing Statement Procedures. (a) As promptly as practicable, but in any event not later than 30 days after the date (the "Measurement Date") that is the first to occur of (i) the Closing Date and (ii) the Initial Purchase Date, Siemens shall cause to be prepared and delivered to Dort A. Cameron, III (the "Stockholders' Representative") a draft Closing Statement substantially in the form of Exhibit C setting forth (x) the balance sheet of the Company at the close of business on the Measurement Date, which shall be prepared using the proce-dures and methodologies set forth in Exhibit C, and (y) Siemens' calculation (based on the amounts set forth on the balance sheet) of the Closing Liquid Net Worth Adjustment.

     (b) Subject to the provisions of paragraph (c) below, the Stockholders' Representative shall have 15 days from the date of delivery of the Closing Statement to review and approve the Closing Statement. If the Stockholders' Representative agrees with Siemens' calculation of the Closing Liquid Net Worth Adjustment contained in the Closing Statement, the Stockholders' Representative shall promptly so advise Siemens in writing, in which event the Closing Liquid Net Worth Adjustment shall be deemed final and the Adjusted Acquisition Price shall be calculated and deposited with the Payment Agent in accordance with
Section 2.3.

     (c) If the Stockholders' Representative in good faith disagrees with the calculation of the Closing Liquid Net Worth Adjustment set forth in the Closing Statement, the Stockholders' Representative shall notify Siemens in writing (the "Notice of Disagreement") of such disagreement within 15 days after delivery of the Closing Statement. The Notice of Disagreement shall set forth in reasonable detail the basis for the disagreement. Thereafter, Siemens and the Stockholders' Representative shall attempt in good faith to resolve and finally determine the Closing Liquid Net Worth Adjustment. If Siemens and the Stockholders' Representative are unable to resolve the disagreement within 10 days after the delivery of the Notice of Disagreement, Siemens and the Stockholders' Representative shall appoint PriceWaterhouse Coopers (the "Independent Accountant") to resolve the disputed items and make a determination with respect thereto. Such determination will be made, and written notice thereof given to Siemens and the Stockholders' Representative, within 30 days after such selection. The determination by the Independent Accountant shall be final, binding and conclusive upon the parties hereto. The scope of the Independent Accountant's engagement (which shall not be an audit) shall be limited to the resolution of the items contained in the Notice of Disagreement, and the recalculation, if any, of the Closing Liquid Net Worth Adjustment in light of such resolution and such firm shall be deemed to be acting as experts and not as arbitrators. In their review of the Closing Statement and recalculation of the Closing Liquid Net Worth Adjustment, the Independent Accountant will be limited to using the procedures and methodologies set forth in Exhibit C. The fees, costs and expenses of the Independent Accountant, if any, will be borne equally by Siemens and the Stockholders' Representative (it being understood that the Stockholders' Representative's portion thereof shall be one of the expenses for which he is entitled to receive reimbursement in accordance with the terms of the Escrow Agreement). Within five days of delivery of a notice of determination by the Independent Accountant as described above, the applicable portions of the Adjusted Acquisition Price (calculated using the Closing Liquid Net Worth Adjustment so determined by the Independent Accountant) shall be delivered or made available to the Payment Agent, the Escrow Agent, the Stockholders' Representative and/or the Tax Escrow Agent, as the case may be, in accordance with Section 2.3.

     2.3 Deposits of Funds at and following the Closing. (a) On the date (the "Initial Distribution Date") which is the later to occur of (i) the date on which the Adjusted Acquisition Price is determined pursuant to the provisions of
Section 2.2 or (ii) the Effective Time, (x) Siemens shall deposit with the Escrow Agent funds in an amount equal to the Indemnity Amount, (y) if the Tax Insurance Election is not made, Siemens shall deposit with the Stockholders' Representative, the Stockholders' Representative Expense Amount, if any, and shall deposit with the Payment Agent the balance, if any, of the aggregate Merger Price and the aggregate Incremental Amount, if any, and (z) if the Tax Insurance Election is made, Siemens: shall deposit with the Tax Escrow Agent the Tax Escrow Amount, if any; shall deposit with the Stockholders' Representative, the Stockholders' Representative Expense Amount, if any; and shall deposit with the Payment Agent the balance, if any, of the aggregate Merger Price and the aggregate Incremental Amount, if any.

     2.4 Payment for Certificates.

     (a) Exchange Fund. Siemens shall appoint the Payment Agent no later than the Closing Date. The Payment Agent shall agree to hold the funds deposited with it pursuant to Section 2.3 and, in its capacity as the Escrow Agent pursuant to the Escrow Agreement and as the Tax Escrow Agent pursuant to the Tax Escrow Agreement (such funds, together with earnings thereon, being referred to herein as the "Exchange Fund"), for disbursement as provided in this Section 2.4.

     (b) Payment Procedures. As soon as reasonably practicable (and in any event not later than five business days) after the Initial Distribution Date, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares are converted pursuant to Section 2.1(c) into the right to receive the merger consideration described in Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portions, if any, of the Merger Price and Incremental Amount, if any, deposited with the Payment Agent on the Initial Distribution Date. Upon surrender of a Certificate to the Payment Agent, together with such letter of transmittal, duly executed and completed in accordance with its terms, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing such portion, if any, of the Merger Price and Incremental Amount, if any, per share of Company Common Stock represented thereby which such holder has the right to receive pursuant to the provisions of Section 2.1(c), and the Certificate so surrendered shall forthwith be cancelled. Except as otherwise provided in this Agreement, the Tax Escrow

Agreement or the Escrow Agreement, in no event shall the holder of any Certificate be entitled to receive interest on any funds to be received in the Merger. Until surrendered as contemplated by this Section 2.4(b), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive the merger consideration provided for in this Agreement.

     (c) Tax Escrow Balance. As soon as reasonably practicable (and in any event not later than five business days) following the end of the Tax Matters Escrow Period, Siemens shall cause to be mailed to each Person entitled to a portion of the Tax Escrow Balance pursuant to Section 2.1(c) a notice setting forth (i) the amount of the Tax Escrow Balance and (ii) instructions for obtaining the amount thereof to which each such Person is entitled pursuant to Section 2.1(c) from the Payment Agent. Upon compliance by each such Person with those instructions, such Person shall be entitled to be paid the applicable amount due under Section 2.1(c). Except as expressly provided in the Tax Escrow Agreement, in no event shall interest be paid on any such amount.

     (d) Remaining Escrow Balance. As soon as reasonably practicable (and in any event not later than five business days) following the end of the Escrow Period, Siemens shall cause to be mailed to each Person entitled to a portion of the Remaining Escrow Balance pursuant to Section 2.1(c) a notice setting forth (i) the amount of the Remaining Escrow Balance and (ii) instructions for obtaining the amount thereof to which each such Person is entitled pursuant to Section 2.1(c) from the Payment Agent. Upon compliance by each such Person with those instructions, such Person shall be entitled to be paid the applicable amount due under Section 2.1(c). Except as expressly provided in the Escrow Agreement, in no event shall interest be paid on any such amount.

     (e) No Further Ownership Rights in Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.4.

     (f) Termination of Exchange Fund. Any monies furnished to the Payment Agent which remain undistributed to the stockholders of the Company for six months after the date they are first furnished shall be delivered to Siemens, upon demand, and any stockholders of the Company who have not theretofore complied with this Section 2 shall thereafter look only to Siemens (subject to abandoned property, escheat and other similar laws) as general creditors for payment of their claim for the merger consideration. Neither Siemens nor the Surviving Corporation shall be liable to any holder of shares of capital stock of the Company for cash representing the merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     3. Representations and Warranties of the Company. Except as set forth in the relevant Section (determined in accordance with Section 11.13) of the disclosure schedule (the "Disclosure Schedule") delivered by the Company to Siemens concurrently with the execution of this Agreement, the Company represents and warrants to Acquisition and to Siemens as follows:

     3.1 Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as it has been and is now being conducted and to own, use and lease its assets and properties. The Company is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

     (b) Except for the Subsidiaries of the Company set forth in Section 3.5 of the Disclosure Schedule and as set forth in Section 3.1(b) of the Disclosure Schedule, the Company does not, directly or indirectly, own any equity or similar interest in or have any other ownership right in any other Person, nor does it have any obligation to purchase any shares of stock, other securities or other form of investment in any other Person.

     3.2 Capitalization. (a) As of the close of business on the business day immediately preceding the date of this Agreement, the total authorized shares of capital stock of the Company consisted solely of (i) 100,000,000 shares of Company Common Stock, of which 32,814,724 shares were issued and outstanding, and (ii) 2,000,000 shares of Preferred Stock, of which no shares were issued and outstanding. The Preferred Stock and the Company Common Stock are sometimes collectively referred to herein as the "Company Capital Stock." At the close of business on the business day immediately preceding the date of this Agreement, 82,500 shares of Company Common Stock were held in treasury. No shares of Company Capital Stock were issued after the close of business on the business day immediately preceding the date of this Agreement, other than pursuant to the exercise of Options outstanding as of the close of business on the business day immediately preceding the date of this Agreement. As of the close of business on the business day immediately preceding the date of this Agreement, 9,916,681 shares of Company Common Stock were reserved for issuance of which (i) 250,855 shares were reserved for issuance upon the exercise of a warrant issued pursuant to a Warrant Agreement, dated July 15, 1997 between the Company and IBMCC (the "1997 IBM Warrant"); (ii) 715,230 shares were reserved for issuance upon the exercise of a warrant issued pursuant to a Warrant Purchase Agreement, dated November 12, 1997 between the Company and Microsoft Corp. (the "Microsoft Warrant") (all of the Warrant Agreements referred to herein collectively being the "Warrant Agreements");
(iii) 8,926,915 shares were reserved for issuance upon the exercise of outstanding stock options under the Company Stock Plans; and (iv) 23,681 shares were reserved for issuance pursuant to the 1996 Non-Employee Director Stock Plan (the "NED Plan"). All the outstanding shares of Company Common Stock have been duly and validly authorized and issued and are fully paid and nonassessable. No shares of capital stock have been issued by the Company at any time in violation of the preemptive rights of any stockholder of the Company. All shares of capital stock previously issued by the Company were offered, issued and sold in compliance with all applicable Federal and state securities laws and regulations.

     (b) Section 3.2 of the Disclosure Schedule sets forth a complete and accurate listing of all options, warrants, restricted stock grants and other rights to acquire shares of Company Common Stock outstanding as of the date of execution and delivery of this Agreement. There are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between the Company and any Person, and none of the foregoing exist granting any interest in or the right to purchase or otherwise acquire from the Company or granting to the Company any interest in or the right to purchase or otherwise acquire from any Person, at any time, or upon the occurrence of any stated event, any securities of the Company, whether or not presently issued or outstanding. There are no other outstanding securities of the Company or any other entity which are convertible into or exchangeable for other securities of the Company. There are no proxies, agreements or understandings with respect to the voting of the shares of Company Capital Stock to which the Company is a party or, to the knowledge of the Company, to which any other Person is a party or any agreements, subscriptions, options, warrants, calls, commitments or rights of any kind granting to any Person the right to purchase or otherwise acquire from the Company any securities so convertible or exchangeable. No Option or Warrant has an exercise or strike price of less than $2.04 per share and each Option issued pursuant to the Company's 1996 Performance Incentive Plan that has not been exercised as of the Effective Time shall be exercisable solely for cash in an amount not in excess of the Merger Price.

     (c) The Company has not:

          (i) since June 27, 1999, declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock;

          (ii) since June 27, 1999, reclassified, combined, split, subdivided or redeemed, purchased (other than pursuant to the terms of any restricted stock award) or otherwise acquired, directly or indirectly, any of its capital stock;

          (iii) since the date of the latest balance sheet included in the December Financial Statements, incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise as an accommodation become responsible for, the obligations of any Person, or made any loans or advances except pursuant to existing lines of credit or other existing credit facilities in the ordinary course of business; or

          (iv) since June 27, 1999, entered into or amended any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 3.2(c)(iii).

     (d) All amounts of outstanding indebtedness owed by the Company are repayable at any time without requiring the payment of any premium on the part of the Company or resulting in any penalty to the Company.

     3.3 Authority. The Company has full corporate power and authority to enter into this Agreement and, subject to obtaining the approval by its stockholders of the adoption of this Agreement ("Stockholder Approval"), if and to the extent required by the DGCL, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized and approved by the Company's Board of Directors and, subject to obtaining Stockholder Approval (if and to the extent required by the DGCL) and except for the filing of the Certificate of Merger pursuant to the DGCL, no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and, subject to obtaining Stockholder Approval, is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

     3.4 No Conflicts; Governmental Requirements; SEC Documents. (a) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger do not, and will not, subject to obtaining the Stockholder Approval, (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of the Company, (ii) violate any law, rule, regulation, order, writ, injunction, judgment or decree of any court, governmental authority or regulatory agency, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration), or require any consent, approval or notice under, xany note, bond, indenture, license, lien, franchise, mortgage, contract, lease, permit, guaranty or other agreement, instrument or obligation listed on Section
3.12 of the Disclosure Schedule to which the Company is a party or by which any of its assets or properties may be bound.

     (b) Except for (i) the filing with the Securities and Exchange Commission (the "SEC") of an Information Statement pursuant to Regulation 14C under the Exchange Act in respect of the Stockholder Approval (as amended or supplemented from time to time, the "Information Statement"), if required, the 14(f) Material and such reports under Section 13 of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (iii) the filing of the Certificate of Merger pursuant to the DGCL and (iv) any other consents, approvals, authorizations, permissions, notices or filings which if not obtained or made would not (individually or in the aggregate) have a Material Adverse Effect or materially delay or hinder or render unlawful the consummation of the Merger or the other transactions contemplated by this Agreement, the execution and delivery of this Agreement by the Company do not and the performance by the Company of this Agreement will not, require any consent, approval, authorization or permission of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign.

     (c) The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since December 3, 1997 (the "Company SEC Documents"). All of the Company SEC Documents (other than preliminary materials or materials that were subsequently amended), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Company SEC Documents. None of the Company SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been amended, modified or superseded by later filed Company SEC Documents. None of the Company SEC Documents is the subject of any confidential treatment request by the Company. Section 3.4(c) of the Disclosure Schedule lists all of the Company SEC Documents filed with the SEC since June 27, 1999.

     (d) The Company has furnished to Siemens and Acquisition copies of all notices, documents, requests, court papers, or other materials given to or received from any governmental agency or any other third party with respect to the transactions contemplated by this Agreement.

     3.5 Subsidiaries. Section 3.5 of the Disclosure Schedule lists the name of each Subsidiary and all lines of business in which each Subsidiary is participating or engaged. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation identified in Section 3.5 of the Disclosure Schedule, and has all requisite power and authority to carry on its business as it has been and is now being conducted and to own, use and lease its assets and properties. Each Subsidiary is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction specified in Section 3.5 of the Disclosure Schedule, which are the only jurisdictions in which nature of its business or the ownership, leasing or operation of such Subsidiary's assets and properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing, would not have a Material Adverse Effect. Section 3.5 of the Disclosure Schedule lists for each Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record owners of such outstanding capital stock. All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are owned, beneficially and of record, by the Company or Subsidiaries wholly owned by the Company free and clear of all Liens. There are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between the Company or any Subsidiary on the one hand and any Person on the other hand with respect to the capital stock of any Subsidiary. The name of each director and officer of each Subsidiary on the date hereof, and the position with such Subsidiary held by each, are listed in Section 3.5 of the Disclosure Schedule.

     3.6 Books and Records. The minute books and other similar records of the Company and the Subsidiaries as made available to Siemens prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of the Company and the Subsidiaries. The stock transfer ledgers and other similar records of the Company and the Subsidiaries as made available to Siemens prior to the execution of this Agreement contain true and complete records, in all material respects, of all stock transfers related to the Company's or any Subsidiary's capital stock. The Company has previously furnished to Siemens true, complete and correct copies of the Certificate of Incorporation and the By-Laws of the Company and each Subsidiary as in effect on the date hereof.

     3.7 Financial Statements. The consolidated financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of interim financial statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects, the consolidated financial position of the Company and the Subsidiaries taken as a whole, as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

     3.8 Absence of Undisclosed Liabilities. Except as reflected in the financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended December 26, 1999 (the "December Financial Statements") or as set forth in the Company SEC Documents filed with the SEC prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has or has incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) other than liabilities or obligations (other than obligations for borrowed money or in respect of capitalized leases) reasonably incurred after December 26, 1999 in the ordinary course of business.

     3.9 Operations and Obligations. Except as disclosed in the Company SEC Documents filed with the SEC since June 27, 1999 and prior to the date of this Agreement, since June 27, 1999:

     (a) there has been no impairment, damage, destruction, loss or claim, whether or not covered by insurance, or condemnation or other taking adversely affecting in any respect any of the Company's or any Subsidiary's material assets;

     (b) the Company has not made any material wage or salary increase or other compensation payable or to become payable or bonus, or material increase in any other direct or indirect compensation, for or to any of its officers, directors, employees, independent contractors, consultants, agents or other representatives, or any accrual for or commitment or agreement to make or pay the same, other than the increases made in the ordinary course consistent with past practice;

     (c) prior to the date of this Agreement, the Company has not received any notice from any customer or group of customers with whom the Company has a contract or agreement disclosed on Section 3.12 of the Disclosure Schedule stating that such customer or group of customers has ceased, or will cease, to use the products, equipment, goods or services of the Company, or has substantially reduced or will substantially reduce, the use of such products, equipment, goods or services at any time.

     (d) the Company has not failed to pay or perform, or delayed its payment or performance of, any obligation in a manner materially inconsistent with its past practice; and

     (e) the Company and each of its Subsidiaries have conducted its business only in the ordinary course.

     3.10 Properties. (a) Section 3.10 of the Disclosure Schedule contains a true, complete and correct list (designating the relevant owners, lessors and lessees) of (i) all real property owned, leased or subleased by the Company or any Subsidiary and (ii) all equipment, fixtures and other personal property owned, leased, subleased or managed by the Company or any Subsidiary which, in the case of clause (ii) only, has a net book value or commitment in excess of $50,000. Copies of all real and personal property leases and deeds of the Company and each Subsidiary relating to the property identified on Section 3.10 of the Disclosure Schedule have been delivered or made available to Siemens by the Company.

     (b) With respect to real property leased or subleased by the Company or any Subsidiary, the Company or such Subsidiary has a valid leasehold interest in such real property, and the leasehold or other interest of the Company or such Subsidiary in such real property is not subject or subordinate to any Lien. Neither the Company nor any applicable Subsidiary is in default in any material respect under any such lease, or sublease and, to the Company's knowledge, the other party or parties thereto are not in default of its or their obligations thereunder nor does any such party have the right to terminate prior to its scheduled expiration the term of any such lease or sublease as a result of the transactions contemplated by this Agreement.

     (c) Neither the Company nor any Subsidiary has received any written notice that the whole nor any part of any real property owned, leased, subleased, used or occupied by the Company or any Subsidiary is subject to any pending suit for condemnation or other taking by any public authority, and, to the Company's knowledge, no such condemnation or other taking is currently threatened or contemplated. The properties owned, leased or subleased by the Company and its Subsidiaries are sufficient to conduct the operations of the Company and its Subsidiaries as currently conducted, and the foregoing personal properties are in good operating condition and repair, normal wear and tear excepted.

     (d) Except as disclosed in the December Financial Statements, the Company or a Subsidiary owns outright or has good and marketable fee title to or a valid leasehold or license interest in all of its respective assets and properties (including, without limitation, those reflected as assets on the balance sheet included in the December Financial Statements), in each case free and clear of any Lien. The Company, together with its Subsidiaries, has all necessary assets, equipment and properties to engage in the business as currently conducted and proposed to be conducted by the Company.

     3.11 Accounts Receivable; Accounts Payable; Inventory. (a) All accounts receivable of the Company and the Subsidiaries have arisen from bona fide transactions by the Company and the Subsidiaries in the ordinary course of their business.

     (b) Section 3.11 of the Disclosure Schedule sets forth a true and correct list of each account payable of the Company and each Subsidiary, in each case in excess of $10,000 (and the age of such payable), as of the second business day immediately preceding the date of this Agreement.

     (c) The inventories (and any reserves with respect thereto that have been established by the Company or a Subsidiary) of the Company and the Subsidiaries as of the date of the latest balance sheet included in the December Financial Statements are described in Section 3.11 of the Disclosure Schedule. All such inventories (net of any such reserves) are (i) of such quality as to be useable in the ordinary course of business (subject in the case of work-in-process inventory to completion in the ordinary course of business), and (ii) are reflected in the latest balance sheet included in the December Financial Statements and in the books and records of the Company at the moving weighted average based on latest purchases.

     3.12 Contracts. (a) Neither the Company nor any Subsidiary nor, in the case of (xiii) below, any Affiliate of the Company, is a party to or is bound by:

          (i) any contract or commitment (other than those with respect to which the Company has not yet received an invoice as of the close of business on the second business day immediately preceding the date of this Agreement) which creates an obligation on the part of the Company or any Subsidiary in excess of $200,000;

          (ii) any contract or commitment which obligates the Company or any Subsidiary to deliver any hardware, software, technology or services or rights related thereto and which has generated, within the twelve months preceding the date of this Agreement, or is forecasted to generate, within the twelve month period after the date of this Agreement, revenue (excluding revenue from discontinued operations) in excess of $1,000,000;

          (iii) any waiver or release of the Company's or any Subsidiary's rights (other than those related to discontinued operations) against a third party (other than immaterial rights) within the past six months;

          (iv) any debt instrument, including, without limitation, any loan agreement, line of credit, promissory note, security agreement or other evidence of indebtedness, where the Company or any Subsidiary is a lender, borrower or guarantor, in a principal amount in excess of $50,000;

          (v) any contract or commitment restricting the Company, any Subsidiary or, to the knowledge of the Company, any of their respective employees of the title of Senior Vice President or higher from engaging in any activity or line of business or competing with any Person or limiting the ability of any Person to compete with the Company or any Subsidiary;

          (vi) any alliance, cooperation, joint venture, stockholders', partnership or similar agreement;

          (vii) any research, development, distributorship, sales agency, sales representative, marketing or reseller agreement related to the business or technology of the Company;

          (viii) any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to any assets or properties, or any interest therein, of the Company or any Subsidiary;

          (ix) any employment, severance or consulting contract which is material to the business of the Company or its Subsidiaries;

          (x) any agreement which, if terminated, would reasonably be expected to result in a Material Adverse Effect;

          (xi) any material license, sublicense, development, support or maintenance agreement;

          (xii) any agreement relating to common or preferred stock issued by the Company or any Subsidiary;

          (xiii) any agreement which provides rights to parties other than the Company or any Subsidiary which are contingent upon a merger, consolidation or other "change-in-control" of the Company;

          (xiv) any agreement containing confidentiality and non-disclosure obligations from the Company which, if violated, could reasonably be expected to result in a Material Adverse Effect; or

          (xv) any other agreement that (A) involves the payment or potential payment, pursuant to the terms of any such agreement, by or to the Company or any Subsidiary of more than $200,000 and (B) cannot be terminated within 60 calendar days after giving notice of termination without resulting in any material cost or penalty to the Company or any Subsidiary.

     (b) The agreements listed in Section 3.12 of the Disclosure Schedule are all the material agreements relating to the ownership or operation of the currently conducted and contemplated business of the Company or to the property presently held or used by the Company or any Subsidiary or to which the Company or any Subsidiary is a party or to which it or any of its properties and assets is subject or bound. The Company has previously delivered (or made available) true, complete and correct copies of all such agreements (including all amendments) to Siemens (or, in the case of oral agreements only, true, complete and correct descriptions thereof have been set forth in Section 3.12 of the Disclosure Schedule). Neither the Company nor any Subsidiary is or, to the knowledge of the Company, is alleged to be, and, to the knowledge of the Company and its Subsidiaries, no other party to any such agreement is, in default in any material respect under any such agreement and, except as contemplated by this Agreement, after the Merger all of such agreements will remain in full force and effect, except for agreements which, by their terms, terminate prior to the consummation of the Merger. No additional consideration shall be due under such contracts as a result of the Merger and neither the Company nor any Subsidiary is currently renegotiating any such agreement or paying liquidated damages in lieu thereof.

     3.13 [INTENTIONALLY OMITTED].

     3.14 Litigation. (a) As of the date hereof: (i) there are no actions, suits, arbitrations, legal or administrative proceedings pending or, to the Company's knowledge, threatened against the Company or any Subsidiary which, individually or in the aggregate, could have a Material Adverse Effect;

          (i) neither the Company nor any Subsidiary is the subject of any pending or, to the knowledge of the Company, threatened investigation by any Governmental Entity; and

          (ii) neither the Company nor any Subsidiary nor the assets, properties or business of the Company or any Subsidiary is subject to any judgment, order, writ, injunction or decree of any court, governmental agency or arbitration tribunal. Neither the Company nor any Subsidiary is the plaintiff in any such proceeding and neither the Company nor any Subsidiary is contemplating commencing legal action against any other Person.

     (b) There are no actions, suits, arbitrations, legal or administrative proceedings pending or, to the Company's knowledge, threatened against any of the officers or directors of the Company or any Subsidiary for which the Company or any Subsidiary may have an obligation to provide indemnification.

     3.15 Compliance with Law; Authorizations. (a) The Company and each Subsidiary have complied in all material respects with, and is not in violation of, in any material respect, any law, ordinance or governmental rule or regulation (collectively, "Laws") to which it or its business is subject.

     (b) The Company and each Subsidiary has obtained and currently holds all material licenses, permits, certificates or other governmental authorizations (collectively "Authorizations") necessary for the ownership or use of its assets and properties and the conduct of its business.

     (c) The Company and each Subsidiary has complied in all material respects with, and is not in violation in any material respect of, any Authorization necessary for the ownership or use of its assets and properties or the conduct of its business.

     3.16 Intellectual Property. (a) Section 3.16(a) of the Disclosure Schedule contains a true and complete list of substantially all material Intellectual Property owned and used in the business of the Company and its Subsidiaries (other than the trademarks disclosed in Section 3.16(b) of the Disclosure Schedule and the licensed software and license agreements disclosed in Section
3.12 of the Disclosure Schedule) and all known infringements by third parties of such Intellectual Property. The Company and its Subsidiaries owns, and the Surviving Corporation will, pursuant to the Merger, own, all right, title and interest in and to all Intellectual Property, including that which is disclosed in Section 3.16(a) of the Disclosure Schedule, free and clear of all Liens, together with the right to sue and assert claims for and recover damages and obtain any and all other remedies available at law and in equity for any past, present and future infringement, misappropriation or the violation of any such Intellectual Property (and settle all such suits, actions and proceedings). Other than the trademarks disclosed in Section 3.16(b) of the Disclosure Schedule and the licensed software and other licensed Intellectual Property and rights disclosed in Section 3.12 of the Disclosure Schedule, (i) the Company or its Subsidiaries have received and hold all necessary assignments for and to such Intellectual Property, and there is nothing which would prevent the Company and its Subsidiaries from assigning and transferring all such Intellectual Property to Siemens and its Affiliates or to the Surviving Corporation pursuant to the Merger, free and clear of all Liens; (ii) the Company and its Subsidiaries claim and own all right, title and interest in and to all copyright rights related to all works of authorship created by its respective employees or hires including all works made for hire; (iii) all registrations with and applications to Governmental Entities in respect of such Intellectual Property are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by the Company or its Subsidiaries to maintain their validity or effectiveness or rights of Company and its Subsidiaries therein; (iv) there are no restrictions on the direct or indirect assignment or transfer of any contract, license, or any interest therein, held by the Company or its Subsidiaries in respect of any Intellectual Property or rights therein including pursuant to the Merger; (v) the Company has delivered to Siemens prior to the date of this Agreement documentation with respect to any invention, process, design, computer program or other know-how or trade secret included in such Intellectual Property, which documentation is accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge or memory of any Person, and to allow Siemens or the Surviving Corporation, to seek statutory protection for the same including patent or copyright protection for the same and Siemens, Acquisition or its nominee, shall own and have pursuant to the Merger all rights to seek protection for and so register such Intellectual Property if such protection is available; (vi) the Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their trade secrets; (vii) none of the Company or its Subsidiaries is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any contract relating to such Intellectual Property; and (viii) to the knowledge of the Company and its Subsidiaries, no such Intellectual Property has been or is being infringed or has been misappropriated by any other Person. Neither the Company nor its Subsidiaries has received notice that it is infringing or has misappropriated any Intellectual Property of any other Person. To the knowledge of the Company and its Subsidiaries, no claim is pending, anticipated or has been made, to such effect that has not been resolved and none of the Company or its Subsidiaries is infringing or has misappropriated any Intellectual Property of any other Person.

     (b) Section 3.16(b) of the Disclosure Schedule contains a true and complete list of all trademarks owned or used by the Company and its Subsidiaries (the "Trademarks"); while it may be possible, to the best knowledge of the Company, there are no other trademarks which may have been adopted by any Subsidiary of Company for use in such Subsidiary's business. The Company owns all right, title and interest in the Trademarks free and clear of all Liens, including all rights to sue and assert claims for and recover damages and obtain any and all other remedies available at law and equity for any past, present, and future infringement, misappropriation or other violation of any such Trademarks (and settle all such suits, actions and proceedings). In addition, (i) the Company and its Subsidiaries have exclusive rights to use such Trademarks in the territories wherein they are registered or where an application for registration is pending with respect to the goods described, and have received and hold all necessary assignments for and to such Trademarks, and to the knowledge of the Company, there is nothing which would prevent the Company and its Subsidiaries from assigning and transferring all right, title and interest in and to such Trademarks, and to the knowledge of the Company, there is nothing which would prevent the Company and its Subsidiaries from assigning and transferring all right, title and interest in and to such Trademarks and the goodwill of the business associated therewith, to Siemens, Acquisition or its nominee, free and clear of all

Liens and encumbrances; (ii) all registrations with and applications to Governmental Entities are disclosed in Section 3.16(b) of the Disclosure Schedule, including expiration and renewal dates and dates when any affidavits or fees may be due to maintain such registrations; (iii) there are no restrictions on the use or direct or indirect transfer of any interest therein, and (iv) the Company has made available to Siemens prior to the date of this Agreement documentation with respect to such Trademarks, which documentation is sufficient and complete in all material respects and reasonably sufficient in detail and content to identify and disclose the condition and rights of the Company or any Persons (including material Trademark search or watch reports) in and to such Trademarks. The Company repeats its representations and warranties as per clauses (vi), (vii) and (viii) of paragraph (a) above with respect to the Trademarks. Any trademark rights licensed to or by the Company are disclosed in
Section 3.12 of the Disclosure Schedule; the Company has previously provided Siemens with copies of the written terms under which limited permission has been given by the Company and its Subsidiaries to third parties to use a trademark of the Company to publicize that such respective third party is actively engaged with or by the Company to distribute, service, support and maintain the products of the Company.

     3.17 Tax Matters. (i) The Company and each Subsidiary have timely filed all material Tax Returns required to be filed; (ii) all such Tax Returns are true, complete and accurate in all material respects and all material Taxes shown to be due on such Tax Returns or otherwise due have been timely paid, have been fully reserved on the latest balance sheet included in the December Financial Statements or will be fully reserved by the Measurement Date; (iii) neither the Company nor any Subsidiary has waived or has been requested in writing to waive (or agreed to any extension of) any limitations period in respect of Taxes; (iv) no adjustment relating to such Tax Returns has been proposed in writing by any Tax authority (insofar as it relates to the activities or income of the Company or any Subsidiary); (v) there are no pending or, to the knowledge of the Company, threatened actions or proceedings for the assessment or collection of Taxes against the Company or any Subsidiary; (vi) the Company is not a party to any Tax sharing or Tax allocation agreement, and has no obligation under any Tax indemnity arrangement; (vii) there are no liens for Taxes upon the assets of the Company or any Subsidiary (other than liens for property taxes not yet due and payable); (viii) all material Taxes which the Company or any Subsidiary is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, or reserved against and entered on the books of the Company or such Subsidiary in accordance with GAAP; (ix) neither the Company nor any Subsidiary is a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code;
(x) no acceleration of the vesting schedule for any property that is substantially unvested within the meaning of the regulations under Section 83 of the Code will occur in connection with the transactions contemplated by this Agreement; (xi) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xii) neither the Company nor any Subsidiary has been liable for any accumulated earnings tax penalty or personal holding company tax.

     (a) The Company (i) has not agreed to and is not required to make any adjustment pursuant to Section 481(a) of the Code; (ii) has no knowledge that the Internal Revenue Service ("IRS") has proposed any such adjustment or change in accounting method with respect to the Company; and (iii) does not have any application pending with the IRS or any other tax authority requesting permission for any change in accounting method.

     (b) Neither the Company nor any Subsidiary has income reportable for a period beginning after the Measurement Date but attributable to a transaction which resulted in the reporting of such income for financial accounting purposes in a period ending on or prior to the Measurement Date.

     (c) (i) There are no written requests for information from any Tax authority currently outstanding that could affect the Taxes of the Company or any Subsidiary; (ii) there are no proposed reassessments in writing of any property owned by the Company or any Subsidiary that could increase the amount of any Tax to which the Company or any Subsidiary would be subject and (iii) no power of attorney that is currently in force has been granted by the Company or any Subsidiary with respect to any matter relating to Taxes.

     (d) (i) Section 3.17 of the Disclosure Schedule contains a complete and accurate list of the jurisdictions in which Tax Returns have been filed on the basis of a unitary group, indicates the most recent Tax Return for each relevant jurisdiction for which an audit has been completed and indicates all Tax Returns that currently are the subject of audit; and (ii) the Company has delivered or made available to Siemens correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and any Subsidiary for the past three taxable years.

     (e) Except in respect of the affiliated, consolidated, combined, unitary or similar group of which the Company or any Subsidiary currently is a member, neither the Company nor any Subsidiary (i) is or has been a member of an affiliated group (within the meaning of Section 1504(a)(1) of the Code) or (ii) has filed or been required to file or been included on or required to be included on a consolidated federal income tax return or any state Tax Return on a consolidated, combined or unitary basis.

     (f) The provisions for Taxes reflected on the balance sheet included in the December Financial Statements are sufficient to cover all liabilities in respect of Taxes for all periods through December 31, 1999 (without regard to the materiality thereof).

     (g) Neither the Company nor any Subsidiary (i) owns an interest in any domestic international sales corporation, foreign sales corporation, controlled foreign corporation, or passive foreign investment company; (ii) has or is currently projected to have an amount includable in its income for the current taxable year under Section 951 or Section 551 of the Code, (iii) has an unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (iv) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

     (h) Neither the Company nor any Subsidiary is a party (other than as an investor) to any industrial development bond.

     Notwithstanding anything to the contrary in this Section 3.17, the Company makes no representation regarding the validity of any of the net operating losses of the Company or any of its Subsidiaries or the ability of the Company or any of its Subsidiaries to utilize such net operating losses in any pre or post Measurement Date period.

     3.18 Employee Benefit Plans. (a) Section 3.18 of the Disclosure Schedule contains a complete and accurate list and description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to as "Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) (sometimes referred to as "Welfare Plans") and all other Benefit Plans (together with the Pension Plans and Welfare Plans, the "Plans") maintained, or contributed to, during the past two years by the Company or any Person that, together with the Company, is treated as a single employer under Section 414(b),
(c), (m) or (o) of the Code (the Company and each such other Person, a "Commonly Controlled Entity") for the benefit of any current or any former employees, officers, consultants or directors of the Company. The Company has made available to Siemens true, complete and correct copies of (i) each Plan, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Plan (if any such report was required), (iii) the most recent summary plan description for each Plan for which a summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Plan and (v) all material correspondence with the IRS or the United States Department of Labor relating to any outstanding controversy or audit. Except as would not have a Material Adverse Effect, each Plan has been administered in accordance with its terms. Except as would not have a Material Adverse Effect, the Company and all Plans are in compliance with applicable provisions of ERISA and, with respect to the Plans, the Code.

     (b) Except as would not have a Material Adverse Effect, all Pension Plans that are intended to be qualified under Section 401(a) of the Code have been the subject of determination, opinion, notification or advisory letters from the IRS to the effect that such Pension Plans are so qualified and are exempt from Federal income taxes under Section 501(a) of the Code, and no such determination letter has been revoked nor has any event occurred since the date of such Plan's most recent determination letter that would reasonably be expected to adversely affect its qualification.

     (c) Neither the Company nor any Commonly Controlled Entity has within the previous five years, maintained, contributed to or been obligated to contribute to any Plan that is subject to Title IV of ERISA including, without limitation any multi-employer plan (as defined in Section 3 (37) of ERISA).

     (d) Except as would not have a Material Adverse Effect, neither the Company nor any Subsidiary has any liability or obligation under any Welfare Plan to provide life insurance or medical or health benefits after termination of employment to any employee or dependent other than as required by Part 6 of Title I of ERISA. Except as set forth on Section 3.18(d) of the Disclosure Schedule, no Plan that provides health or medical benefits are self-insured, and no claims for such benefits could result in an uninsured liability to the Company, any Subsidiary, the Surviving Corporation or Siemens.

     (e) Except as provided by this Agreement, no employee of the Company or any Subsidiary will be entitled to any additional compensation or benefits or any acceleration of the time of payment or vesting of any compensation or benefits under any Plan as a result of the transactions contemplated by this Agreement.

     (f) Except as would not have a Material Adverse Effect, neither the Company nor any Subsidiary has engaged in any non-exempt prohibited transactions under ERISA and there are no violations or claims relating to the Plans except in the ordinary course of business.

     (g) There is no investigation by any governmental or regulatory authority or any proceeding or other claim, action (other than claims for benefits in the normal operations of the Benefit Plans), suit or proceeding against or involving any Benefit Plan or asserting any right or claim to benefits which is likely to be adversely determined and which, if so determined, would reasonably be expected to have a Material Adverse Effect.

     (h) All contributions, premiums and other payments required by law or any Plan or applicable collective bargaining agreement to have been made under any such Plan or agreement to any fund, trust or account established thereunder or in connection therewith have been made by the due date thereof.

     (i) Without limiting any other provision of this Section 3.18, except as would not have a Material Adverse Effect, no event has occurred and no condition exists, with respect to any Plan (whether or not maintained by the Company or the Surviving Corporation), that has subjected or could subject the Company, any Subsidiary, the Surviving Corporation or Siemens, or any Plan or any successor thereto, to any material tax, fine, penalty or other liability (other than, in the case of the Company, the Subsidiaries and the Plans, a liability arising in the normal course to make contributions or payments, as applicable, when ordinarily due under a Plan with respect to employees or former employees of the Company or any Subsidiary). Except as would not have a Material Adverse Effect, no event has occurred and no condition exists, with respect to any Plan that could subject Siemens or any of its Affiliates, or any plan maintained by Siemens or any Affiliate thereof, to any material tax, fine, penalty or other liability, that would not have been incurred by Siemens or any of its Affiliates, or any such Plan, but for the transactions contemplated hereby. No employee benefit plan other than a Plan is or will be directly or indirectly binding on the Surviving Corporation solely by virtue of the transactions contemplated hereby. Siemens, and its Affiliates, including on and after the Closing, the Surviving Corporation, shall have no material liability for, under, with respect to or otherwise in connection with any employee plan, which liability arises under ERISA or the Code, by virtue of the Company or any Subsidiary being aggregated in a controlled group or affiliated service group with any Commonly Controlled Entity for purposes of ERISA or the Code at any relevant time prior to the Closing. Each Plan may be amended and terminated in accordance with its terms. As of the Effective Time, no Plan will have any participants who are not employees of the Company or its Subsidiaries.

     3.19 Employee Compensation. Section 3.19 of the Disclosure Schedule contains a complete and accurate list (organized by individual for persons whose annual rate of compensation exceeds $75,000 and by category for all other persons) of the titles and current annual salary rates of and bonuses paid or payable to all present officers, employees, consultants, contractors and other individuals who perform services for the Company or any Subsidiary ("Employees").

     3.20 Employees.

     (a) Except as would not have a Material Adverse Effect, (i) the Company and each of its Subsidiaries has complied with all applicable laws, rules and regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, and neither the Company nor any Subsidiary is liable for any arrears of wages or any taxes or penalties for failure to comply with any such laws, rules or regulations; (ii) the Company believes that its relations with each of its employees is satisfactory; (iii) there are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective employees;
(iv) neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or such Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (v) there are no unfair labor practice complaints pending or, to the knowledge of the

Company, threatened against the Company or any Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary; (vi) there is no strike, slowdown, work stoppage or lockout existing, or, to the knowledge of the Company, threatened, by or with respect to any employees of the Company or any Subsidiary; (vii) no charges are pending or to the knowledge of the Company threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to the Company or any Subsidiary; (viii) there are no claims pending against the Company or any Subsidiary before any workers' compensation board; and (ix) neither the Company nor any Subsidiary has received notice that any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to the Company or any Subsidiary and, to the knowledge of the Company, no such investigation is in progress.

     (b) Except as would not have a Material Adverse Effect, the Company and each Subsidiary has properly classified for all purposes (including, without limitation, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all employees, leased employees, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to the Company and each Subsidiary.

     (c) Except as set forth on Section 3.20(c) of the Disclosure Schedule, every Employee (with the title of Senior Vice President and more senior) has executed a Confidentiality/Non-Solicit Agreement in substantially the form attached as Exhibit D hereto.

     (d) From September 26, 1999 through the date of this Agreement, the annualized rate of employee resignations has not exceeded 35%.

     (e) The Company has inquired of each of its employees to determine whether they are bound by any contract or commitment which restricts them from engaging in any activity or competing with any Person and based on that inquiry has no reason to believe that any such employee is so bound.

     3.21 Environmental Laws. Neither the Company nor any Subsidiary is in material violation of, or materially delinquent with respect to any reporting or other requirements under, any Environmental Law to which it or its assets, properties, personnel or business are subject. Neither the Company nor any Subsidiary has knowledge of any circumstances or conditions existing that may prevent or interfere with such compliance in the future. The Company and each Subsidiary have obtained all material permits, licenses and other authorizations required under Environmental Laws and such permits, licenses and authorizations are in full force and effect. There is no material Environmental Claim pending or, to the knowl-edge of the Company, threatened against the Company or any Subsidiary. There are no past or present actions, activities, circumstances, conditions, events or incidents taken or caused by the Company or any of its Subsidiaries, including, without limitation, the release, emission, discharge, storage, transportation, generation, presence or disposal, or, to the knowledge of the Company, any other Person, of any Hazardous Substance that could reasonably be expected to result in any material Environmental Claim against the Company or any Subsidiary. The Company has made available to Siemens all material surveys, reports, assessments, audits, evaluations or other documents relating to the presence, migration or disposal of any Hazardous Substance, prepared for or at the request of the Company or any Subsidiary and relating to the Company, any Subsidiary or any of their respective assets, properties or businesses.

     3.22 Insurance. The Company previously has delivered or made available to Siemens a complete and accurate list of all liability, property, workers' compensation, directors' and officers' liability, "key man" life and other insurance policies in effect that are owned by the Company or any Subsidiary, or under which the Company or any Subsidiary is a named insured. Those policies and the coverage thereunder are in full force and effect. The businesses of the Company and its Subsidiaries are adequately insured against loss or damage in kind and in an amount customarily obtained by similar businesses.

     3.23 Bank Accounts, Letters of Credit and Powers of Attorney. Section 3.23 of the Disclosure Schedule contains a complete and accurate list of (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of each of the Company and its Subsidiaries (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company and each Subsidiary (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each Person who has a power of attorney to act on behalf of the Company or any Subsidiary. The Company has heretofore delivered or made available to Siemens true, correct and complete copies of each letter of credit and each power of attorney described on Section 3.23 of the Disclosure Schedule.

     3.24 No Adverse Development. Since June 27, 1999 there has been no event, circumstance, state of affairs, condition or development which the Company has not disclosed to Siemens in writing which has had or could reasonably be expected to have a Material Adverse Effect.

     3.25 Transactions with Affiliates. Except for transactions for compensation of employees or as disclosed in the Company SEC Documents, every transaction between the Company and any of its "affiliates" or their "associates" (as such terms are defined in the rules and regulations of the SEC), which is currently in effect and which involves the payment, or receipt, in the aggregate, of more than $60,000 is set forth on
Section 3.25 of the Disclosure Schedule.

     3.26 Information Statement; Merger Materials. None of the information supplied or to be supplied by the Company in writing specifically for inclusion in (i) the 14(f) Material or (ii) the Information Statement will, at the respective times filed with the SEC and/or published, sent or given to holders of Company Common Stock, as the case may be, and, in addition, in the case of the Information Statement, at the date it or any amendment or supplement is mailed to holders of Company Common Stock and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.27 Brokers. Except for Lazard Freres LLP, whose fees, commission and expenses are the sole responsibility of the Company, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with Siemens and Acquisition without the intervention of any Person on behalf of the Company in such manner as to give rise to any valid claim by any Person against Siemens, Acquisition, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

     4. Representations and Warranties of Siemens and Acquisition. Siemens and Acquisition each represent and warrant to the Company as follows:

     4.1 Organization. Each of Siemens and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to enter into and perform this Agreement and the transactions contemplated hereby to be performed by it.

     4.2 Corporate Authority. Each of Siemens and Acquisition has full power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by it has been duly authorized and approved on the part of Siemens and Acquisition by all necessary corporate action and, except for the filing of appropriate merger documents as required by the DGCL, no other corporate proceedings on the part of either Siemens or Acquisition is necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by each of Siemens and Acquisition and is the legal, valid and binding obligation of each of Siemens and Acquisition enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

     4.3 No Breach. (a) The execution, delivery and performance by each of Siemens and Acquisition of this Agreement and the consummation of the Merger do not, and will not, (i) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of either Siemens or Acquisition; (ii) violate any law, rule, regulation, order, writ, injunction, judgement or decree of any court, governmental authority, or regulatory agency, except for violations which, individually or in the aggregate, will not have a material adverse effect on Siemens and Acquisition taken as a whole; or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of cancellation or acceleration), under, any material note, bond, indenture, Lien, mortgage, contract, lease permit, guaranty or other agreement, instrument or obligation to which Siemens or Acquisition is a party or by which any of the properties of Siemens or Acquisition may be bound except for violations which, individually or in the aggregate, will not have a material adverse effect on Siemens and Acquisition taken as a whole.

     (b) Except for (i) the filing of a premerger notification report by Siemens under the HSR Act, (ii) the filing of the Merger Certificate pursuant to the DGCL and (iii) any other consents, approvals, authorizations, permissions, notices or filings which if not obtained or made would not (individually or in the aggregate) materially impair Siemens' ability to perform its obligations under this Agreement or have a material adverse effect on the Surviving Corporation, the execution and delivery of this Agreement by each of Siemens and Acquisition does not and the performance by it of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign.

     4.4 Litigation. (a) Neither Siemens nor Acquisition is a party to any suit, action, arbitration or legal, administrative, governmental or other proceeding or investigation pending or to the knowledge of Siemens and Acquisition threatened, which could adversely affect or restrict its ability to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

     (b) There is no judgment, order, writ, injunction or decree of any court, governmental agency or arbitration tribunal to which Siemens or Acquisition is subject which might adversely affect or restrict its ability to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

     4.5 Brokers. Except for Morgan Stanley Dean Witter, whose fees, commission and expenses are the sole responsibility of Siemens, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Siemens directly with the

Company without the intervention of any Person on behalf of Siemens in such manner as to give rise to any valid claim by any Person against Siemens, Acquisition, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

     4.6 Information. None of the information supplied or to be supplied by Siemens or Acquisition in writing specifically for inclusion in (i) the 14(f) Material or (ii) the Information Statement will, at the respective times filed with the SEC and/or published, sent or given to holders of Company Common Stock, as the case may be, and, in addition, in the case of the Information Statement, at the date it or any amendment or supplement is mailed to holders of Company Common Stock and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     4.7 Financing. Siemens has available sufficient cash in immediately available funds to make the payments required by Section 2 of this Agreement.

     5. Covenants and Additional Agreements.

     5.1 Conduct of Business. The Company covenants and agrees that at all times from and after the date of this Agreement until the Measurement Date (except as expressly contemplated or permitted by this Agreement, or to the extent that Siemens otherwise shall consent in writing):

     (a) The Company and the Subsidiaries shall conduct their respective businesses only in, and shall not take any action except in, the ordinary course of business consistent with past practice.

     (b) Without limiting the generality of paragraph (a) of this Section 5.1,
(i) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve their relationship with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws and orders of all governmental or regulatory authorities applicable to any of them, and (ii) neither the Company nor any of its Subsidiaries shall:

          (A) amend or propose to amend its Certificate of Incorporation or By-Laws except for amendments required by this Agreement or which do not and will not adversely affect Siemens or Acquisition;

          (B) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock,
     (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto (except for repurchases pursuant to outstanding stock restriction agreements);

          (C) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option, warrant or similar right with respect thereto other than upon exercise of an Option or Warrant outstanding on the date of this Agreement;

          (D) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than the acquisition of assets in the ordinary course of business consistent with past practice;

          (E) other than dispositions in the ordinary course of its business consistent with past practice, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties;

          (F) except to the extent required by applicable law, (x) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) make any material tax election or settle or compromise any material income tax liability with any governmental or regulatory authority;

          (G) except as otherwise provided in this Agreement, (x) except to the extent such incurrence would not be in violation of or require disclosure pursuant to the terms of this Agreement, incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money;

          (H) except for the actions with respect to stock options, restricted stock awards and the Company Stock Plans expressly provided for in this Agreement, enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate (other than in accordance with its terms) any Benefit Plans or other agreement, arrangement, plan or policy between the Company and one or more of its directors, officers, employees or consultants, or increase in any manner the compensation or fringe benefits of any director, officer, employee or consultant or pay any benefit not required by any plan or arrangement in effect as of the date hereof;

          (I) except for the amendments to the Options, the Company Stock Plans, the Warrants and the Warrant Agreements expressly provided for in this Agreement, enter into any contract or amend or modify any existing contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's length basis, with any affiliate of the Company;

          (J) except as set forth in Section 5.1 of the Disclosure Schedule, make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets in excess of $50,000 with respect to each such capital expenditure or commitment and not more than $1,000,000 in the aggregate;

          (K) waive or agree to any extension of any limitations period in respect of Taxes;

          (L) make any change in the lines of business in which it participates or is engaged;

          (M) take any action or omit to take any action which would result in a material breach, violation or inaccuracy of any representation, warranty, covenant or agreement of the Company made in this Agreement;

          (N) enter into any material contract or agreement which would require the consent of the other party thereto to consummate the transactions contemplated hereby; or

          (O) enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing.

     (c) Until the Measurement Date, the Company shall confer on a regular and frequent basis with Siemens and/or its Affiliates with respect to its business and operations and other matters relevant to the Merger, and shall promptly advise Siemens, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any governmental or regulatory authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a Material Adverse Effect or materially and adversely affect the ability of the Company to consummate the transactions contemplated hereby.

     5.2 No Solicitations. Until the Measurement Date, neither the Company nor any of its Subsidiaries shall authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant or other agent or representative (each, a "Representative") retained by or acting for or on behalf of the Company or any of its Subsidiaries to, directly or indirectly, initiate, solicit, encourage, or, unless the Board of Directors of the Company believes, after consultation with outside legal counsel, that the failure to take such actions would constitute a breach of the fiduciary duties of the Board of Directors, participate in any negotiations regarding, furnish any confidential information in connection with, endorse or otherwise cooperate with, assist, participate in or facilitate the making of any proposal or offer for, or which may reasonably be expected to lead to, an Acquisition Transaction, by any Person, or group (a "Potential Acquiror"); provided, however, that (i) the Company may furnish or cause to be furnished information concerning the Company and its businesses, properties or assets to a Potential Acquiror, (ii) the Company may engage in discussions or negotiations with a Potential Acquiror,
(iii) following receipt of a proposal or offer for an Acquisition Transaction, the Company may make disclosure to the Company's stockholders and may recommend such proposal or offer to the Company's stockholders and (iv) following receipt of a proposal or offer for an Acquisition Transaction, the Board of Directors may enter into an agreement in principle or a definitive agreement with respect to such Acquisition Transaction, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company shall have first concluded in good faith after consultation with outside legal counsel that such action is necessary or appropriate because failure to take such action would constitute a breach of the fiduciary duties owed by the Board of Directors of the Company to the Company's stockholders under applicable law; and provided, further, that the Board of Directors of the Company shall not take or permit the Company to take any of the foregoing actions referred to in clauses (i) through (iv) without prior written notice to Siemens with respect to such action. The Company shall promptly inform Siemens, orally and in writing, of the material terms and conditions of any proposal or offer for, or which may reasonably be expected to lead to, an Acquisition Transaction that it receives and the identity of the Potential Acquiror. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted on or prior to the date of this Agreement heretofore with respect to any Acquisition

Transaction. As used in this Agreement, "Acquisition Transaction" means any merger, consolidation or other business combination involving the Company, or any acquisition in any manner of all or a substantial portion of the equity of, or all or a substantial portion of the assets of, the Company, whether for cash, securities or any other consideration or combination thereof, other than pursuant to the transactions contemplated by this Agreement.

     5.3 Access to Information; Confidentiality. (a) The Company shall, throughout the period from the date hereof to the Measurement Date, (i) provide Siemens and its Affiliates and their respective Representatives with full access, upon reasonable prior notice, during normal business hours to all officers, employees, agents, accountants and customers of the Company and its Subsidiaries, and their respective assets, properties, books and records and
(ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company or any Subsidiary pursuant to the requirements of federal or state securities laws or filed with any other governmental or regulatory authority, and (y) all other information and data (including, without limitation, copies of contracts, Benefit Plans and other books and records) concerning the business, employees and operations of the Company (including product development) and its Subsidiaries as Siemens or any of such other persons reasonably may request. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto.

     (b) Until the Measurement Date, Siemens will hold, and will use its best efforts to cause its Affiliates and their respective Representatives to hold, in strict confidence, unless (i) compelled to disclose by judicial or administrative process or by other requirements of applicable laws of governmental or regulatory authorities (including, without limitation, in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of governmental or regulatory authorities); provided that to the extent reasonably practicable Siemens shall provide the Company with reasonable notice of such compelled disclosure, or (ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the Company and its Subsidiaries furnished to it by the Company or its Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (w) known by Siemens, any of its Affiliates or any of their respective Representatives prior to disclosure by the Company or its Representatives, (x) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of Siemens and its Representatives, (y) later acquired by Siemens, any of its Affiliates or any of their respective Representatives from another source if Siemens, such Affiliate or such Representative is not aware that such source is under an obligation to the Company to keep such documents and information confidential or (z) independently developed by Siemens or any of its Affiliates. In the event that this Agreement is terminated without the transactions contemplated hereby having been consummated, upon the request of the Company, Siemens will, and will cause its Representatives to, promptly redeliver or cause to be redelivered all copies of documents and information furnished by the Company or its Representatives to Siemens, its Affiliates and their Representatives in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by Siemens or its Representatives.

     5.4 Preparation of Information Statement; Approval of Stockholders; Siemens Approval. As soon as practicable following the date of this Agreement, the Company shall (i) prepare and file with the SEC a preliminary Information Statement, in form and substance satisfactory to Siemens and (ii) prepare, furnish to its stockholders and file with the SEC the 14(f) Material. The Company shall use its best efforts to respond to and resolve any comments of the staff of the SEC with respect to the Information Statement or the 14(f) Material as promptly as practicable after such filing. The Company will notify Siemens promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Information Statement or the 14(f) Material or for additional information, will supply Siemens with copies of all correspondence between it or any of its Representatives and the SEC with respect to the Information Statement or the 14(f) Material and will provide Siemens and its representatives with a reasonable opportunity to review, comment on and discuss all documents filed with the SEC or furnished to the Company's stockholders pursuant to this Section 5.4, to participate in all conversations with the SEC relating to those filings or any of the subject matter of this Agreement and to comment on all proposed responses to or other communications with the SEC. The form and content of the Information Statement and the 14(f) Material shall be reasonably acceptable to Siemens. The Information Statement and the 14(f) Material shall comply in all material respects with all applicable requirements under all applicable laws. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Information Statement or the 14(f) Material, the Company or Siemens, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to the stockholders of the Company such amendment or supplement in a form reasonably acceptable to Siemens.

     (a) The Company shall, if required by applicable law and if requested by Siemens, duly call, give notice of, convene and hold a meeting of or solicit proxies or written consents from its stockholders for the purpose of voting on
(i) the adoption of this Agreement and (ii) the taking of such additional corporate actions as Siemens reasonably may request or as may be necessary or appropriate for the consummation of the Merger and the other transactions contemplated by this Agreement, whether or not the Board of Directors of the Company modifies or withdraws its approval of this Agreement, its declaration of its advisability or its rec-ommendation that the stockholders adopt it. The Company shall take these actions and distribute the Information Statement as soon as reasonably practicable after the date hereof.

     (b) Notwithstanding the foregoing, if Acquisition acquires at least 90% of the issued and outstanding shares of Company Common Stock, the parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective in accordance with Section 253 of the DGCL, as soon as reasonably practicable, without a meeting of the stockholders of the Company and without action by written consent of stockholders of the Company.

     5.5 Regulatory and Other Approvals. Subject to the terms and conditions of this Agreement, each of the Company and Siemens will proceed diligently and in good faith and will use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, (i) obtain all consents, approvals or actions of, make all filings with and give all notices to governmental or regulatory authorities or any other public or private third parties required of Siemens or any of its Subsidiaries or the Company to consummate the Initial Purchase and the Merger and the other matters contemplated hereby, and (ii) provide such other information and communications to such governmental or regulatory authorities as the other party or such governmental or regulatory authorities may reasonably request. In addition to and not in limitation of the foregoing, each of the parties will (x) take promptly all actions necessary to make the filings required of Siemens and the Company or their Affiliates under the HSR Act and under any similar or comparable European antitrust statute or regulation (collectively, the "European Statutes"), (y) comply at the earliest practicable date with any request for additional information received by such party or its Affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act or from similar or comparable European governmental authorities (the "European Authorities") pursuant to the European Statutes, and (z) cooperate with the other party in connection with such party's filings under the HSR Act and the European Statutes and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by this Agreement commenced by the FTC, the Antitrust Division, state attorneys general or the European Authorities.

     5.6 Notice and Cure. Each of Siemens and the Company will notify the other promptly in writing of, and contemporaneously will provide the other with true and complete copies of any and all information or documents relating to, and will use commercially reasonable efforts to cure before the Measurement Date, any event, transaction or circumstance occurring after the date of this Agreement that causes or will cause any covenant or agreement of Siemens or the Company, as the case may be, under this Agreement to be breached or that renders or will render untrue any representation or warranty of Siemens or the Company, as the case may be, contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Each of Siemens and the Company also will notify the other promptly in writing of, and will use commercially reasonable efforts to cure, before the Measurement Date, any violation or breach of any representation, warranty, covenant or agreement made by Siemens or the Company, as the case may be, in this Agreement, whether occurring or arising prior to, on or after the date of this Agreement. No notice given pursuant to this Section 5.6 shall have any effect on (i) the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or (ii) any right to indemnity hereunder.

     5.7 Company Stock Plans; Warrants. The Company shall take or cause to be taken, including as appropriate by its Board of Directors or the appropriate committee thereof, by all steps necessary, if any, to cause (i) give effect to the provisions of Section 2.1(e) and (ii) pursuant to the Warrant Agreements or other granting instruments, each Warrant granted to be exercisable solely for cash in an amount not to exceed the Merger Price.

     5.8 Termination of Contracts. Prior to the Measurement Date, the Company will take all action and obtain all consents required to terminate the agreements listed on Schedule 5.8 without liability to the Company following the Effective Time.

     5.9 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, each of Siemens and the Company will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither the Company nor Siemens will, nor will it permit any of its Subsidiaries to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

     5.10 Cooperation. (a) The Company hereby acknowledges and agrees that, in the event Siemens or any of its Affiliates undertakes to redeem, repurchase or repay all or any portion of the outstanding Notes, Debentures and/or Promissory Note, the Company will provide full and complete access to all books, records, files and information relating to such Notes, Debentures and Promissory Note, including through providing access to the applicable trustee, if any, and will assist in any manner as may reasonably be requested by Siemens and its Affiliates and their respective Representatives with respect to any such redemption, repurchase or repayment.

     (b) Siemens hereby acknowledges and agrees that the Company may, with the consent of Siemens (which consent shall not unreasonably be withheld), redeem, repurchase or repay all or any portion of the outstanding Notes, Debentures and/or Promissory Notes prior to the Measurement Date; provided, however, that Siemens shall be reasonably satisfied that such purchases shall not result in any liability to the Surviving Corporation or to Siemens or any of its Affiliates.

     5.11 Director and Officer Indemnification. (a) Siemens agrees that all rights to indemnification now existing in favor of any current or former director or officer of the Company as provided in the Company's Certificate of Incorporation or by-laws or in a written agreement between any such person and the Company in effect on the date hereof shall survive the Merger and shall continue in full force and effect until the expiration of all applicable statutes of limitation. Siemens also agrees to indemnify all current and former directors and officers of the Company to the fullest extent the Company would be permitted by the DGCL to indemnify them with respect to all acts and omissions arising out of such individuals' service as officers or directors of the Company or any of the Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees occurring prior to the Effective Time. Without limitation of the foregoing, in the event any such person is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to, and including, the Effective Time, Siemens will pay such person's reasonable legal and other expenses of counsel selected by such person and reasonably acceptable to Siemens (including the cost of any investigation, preparation and settlement) incurred in connection therewith after statements therefor are received by Siemens; provided, however, that Siemens shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all indemnified persons. Siemens shall be entitled to participate in the defense of any such action or proceeding, and counsel selected by the indemnified person shall, to the extent consistent with their professional responsibilities, cooperate with Siemens and any counsel designated by Siemens. Siemens shall pay all reasonable expenses, including attorneys' fees, that may be incurred by any indemnified person in enforcing the indemnity and other obligations provided for in this Section 5.11.

     (b) Siemens agrees that the Company and, from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to such persons; and provided, further, that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof; and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.11(b), it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     5.12 Additional Covenants. (a) On or prior to the Measurement Date, the Company, Siemens and Dort A. Cameron, III shall execute a letter, substantially in the form of Exhibit L, terminating Mr. Cameron's employment with the Company under his employment agreement.

     (b) Subject to the other terms and provisions of this Agreement, on or promptly following the Measurement Date, Siemens will provide funds necessary to repay and cause to be repaid to IBM Credit Corporation all amounts owing under that certain Fourth Amended and Restated Agreement for Wholesale Financing, dated September 15, 1995, as amended and cause such facility to be terminated.

     (c) Subject to the other terms and provisions of this Agreement, on or promptly following the Measurement Date, Siemens will provide funds necessary to repay and cause to be repaid the Notes.

     6. Conditions to Closing.

     6.1 Conditions to the Obligations of Siemens and Acquisition. The obligation of Siemens and Acquisition to effect the Initial Purchase or, if the Initial Purchase does not occur, the Merger, is subject to the fulfillment on or prior to the Measurement Date of each of the following conditions (all or any of which, other than Sections 6.1(e) and (g), may be waived by Siemens in its sole discretion):

     (a) Performance of Obligations; Representations and Warranties. The Company shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by it prior to or at the Measurement Date, and, each of the Company's representations and warranties contained in Section 3 of this Agreement shall be true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) as of the Measurement Date as though made on and as of the Measurement Date or in the case of representations and warranties made as of a specified date earlier than the Measurement Date, shall have been true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such date and the Company shall have delivered to Siemens a certificate, dated the Measurement Date executed on behalf of the Company by its Chairman, President or a Vice President, to such effect.

     (b) Opinions of Counsel. Siemens and Acquisition shall have received the favorable written opinions, each dated the Measurement Date, of Lynne A. Burgess,

Senior Vice President and General Counsel of the Company, and Cahill Gordon & Reindel, counsel to the Company, as to the matters set forth on Exhibit E and in form reasonably satisfactory to Siemens and Acquisition.

     (c) Resignations. Siemens shall have received the written resignation (i) of employment and from all offices listed of the individuals set forth on Exhibit F-1 and (ii) from all offices listed of the individuals set forth on Exhibit F-2 and the written resignation of all trustees of all the Benefit Plans of the Company and its Subsidiaries, each effective at the Measurement Date.

     (d) Consents. The Company shall have received or made the consents, approvals, authorizations, permissions, notices and filings listed on Schedule 6.1(d) and all of them shall be in form and substance satisfactory to Siemens and Acquisition.

     (e) Stockholder Approval. This Agreement shall have been adopted by the requisite vote of the stockholders of the Company (if any) required by the Company's Certificate of Incorporation and the DGCL; provided, however, that this condition shall not apply in respect of the Initial Purchase.

     (f) Escrow Agreement. The Escrow Agreement and, if the Tax Insurance Election has been made, the Tax Escrow Agreement, shall have been duly executed and delivered by the parties thereto.

     (g) Antitrust Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (h) Invoices. The Company shall have delivered to Siemens the Invoices (as defined in Section 9.1).

     (i) IRS Matter Resolution. The tax matter described on Schedule 6.1(i) shall have been resolved in a manner satisfactory to Siemens in its sole discretion in a manner that will result in no liability on the part of the Company, any Subsidiary or the Surviving Corporation to federal or state Tax authorities or, in the alternative if so elected by the Company (the "Tax Insurance Election"), the Company shall have procured, paid in full (subject to
Section 9.1) and delivered to Siemens, insurance policies in substantially the forms contained in Exhibit G, with only such changes as shall be reasonably acceptable to Siemens and in the amounts set forth in Exhibit G.

     (j) Dissenting Shares. The applicable 20-day period in Section 262(d) of the DGCL for stockholders to demand or perfect dissenters rights pursuant to
Section 262
of the DGCL shall have expired and such rights shall not have been exercised with respect to more than 5% of the outstanding shares of any class of capital stock of the Company.

     6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the fulfillment at or prior to the Measurement Date of each of the following conditions (all of which may be waived by the Company in its sole discretion).

     (a) Performance of Obligations; Representations and Warranties. Siemens and Acquisition shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them prior to or at the Measurement Date and each of the representations and warranties of Acquisition and Siemens contained in
Section 4 of this Agreement shall be true and correct, in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) as of the Measurement Date as though made on and as of the Measurement Date or, in the case of representations and warranties made as of a specified date earlier than the Measurement Date, shall have been true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such date and each of Siemens and Acquisition shall have delivered to the Company a certificate dated the Measurement Date executed on behalf of each of them by an authorized signatory to such effect.

     (b) Opinion of Counsel. The Company shall have received the favorable written opinion dated the Measurement Date of internal counsel to Siemens and Acquisition, as to the matters set forth in Exhibit H and in form reasonably satisfactory to the Company.

     (c) Escrow Agreement. The Escrow Agreement and, if the Tax Insurance Election has been made, the Tax Escrow Agreement, shall have been duly executed and delivered by the parties thereto.

     (d) Stockholder Approval. This Agreement shall have been adopted by the requisite vote of the stockholders of the Company (if any) required by the Company's Certificate of Incorporation and the DGCL.

     (e) Antitrust Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     7. Survival; Indemnification; Tax Matters.

     7.1 Survival. Except as otherwise provided herein, all the representations, warranties covenants and agreements of the Company contained in or made pursuant to this Agreement shall survive the Closing and shall remain operative and in full force and effect for a period of 18 months after the Measurement Date (such period being referred to as the "Escrow Indemnity Period"), regardless of any investigation or statement as to the results thereof made by or on behalf of any Person before or after the Closing. No claim for indemnification may be asserted after the expiration of the Escrow Indemnity Period. Notwithstanding anything herein to the contrary, any representation, warranty, covenant and agreement which is the subject of a claim which is asserted in writing prior to the expiration of the Escrow Indemnity Period shall survive with respect to such claim or any dispute with respect thereto until the final resolution thereof.

     7.2 Indemnification. Siemens, its employees, agents, directors, officers, subsidiaries and its affiliates and the employees, agents, directors, officers and subsidiaries of its affiliates (the "Indemnified Parties") shall be indemnified and held harmless from and against any and all damages, claims, losses (including loss of value), expenses, costs, obligations and liabilities, including without limitation liabilities for all reasonable attorneys', accountants', and experts' fees and expenses including those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, "Losses") (provided, however, that to avoid double-counting, Losses shall be determined after giving effect to any reserves or liabilities reflected on the final Closing Statement, if and to the extent those reserves reduced the Closing Liquid Net Worth), asserted against, or paid, suffered or incurred by any Indemnified Party which, directly or indirectly, arise out of, result from, are based upon or relate to: (i) the inaccuracy, untruth or incompleteness, as of the date of this Agreement or the Measurement Date (or, in the case of representations and warranties made as of a specified date earlier than the Measurement Date, on and as of such earlier date), of any representation or warranty made or deemed to have been made by the Company in this Agreement or any failure by the Company to perform or fulfill any of its covenants or agreements set forth in this Agreement; provided, however that if any such representation or warranty (other than those representations and warranties contained in Section 3.7, Section 3.9(a) and Section 3.24) is qualified in any respect by materiality or Material Adverse Effect, for purposes of this paragraph such materiality or Material Adverse Effect qualification will be in all respects ignored; (ii) subject to Section 7.9(b), Pre-Measurement Date Tax Liabilities; (iii) the Asset Purchase Agreement, dated as of May 10, 1999, by and between CompuCom Systems, Inc. and the Company or any of the transactions contemplated thereby; (iv) any action, suit or proceeding commenced prior to the Measurement Date before any court or arbitral or other tribunal; (v) the Tax Matters Settlement Shortfall Amount; or (vi) any failure of the Company or any of its Subsidiaries to be Year 2000 Compliant.

     7.3 Limitation of Liability; Disposition of Escrow Fund. After the Closing, the Indemnified Parties' rights to indemnification under Section 7.2 shall be subject to the following limitations: (i) in no event shall the aggregate amount to be paid to the Indemnified Parties under Section 7.2 exceed the Indemnity Amount; (ii) the Indemnified Parties shall be entitled to recover any Loss otherwise recoverable pursuant to clauses (i), (iii), (iv) and (vi) of Section
7.2 only to the extent the aggregate of Losses otherwise recoverable pursuant such Section exceeds $1,000,000 in the aggregate; provided, that if all such Losses exceed $1,000,000, the Indemnified Parties shall be entitled to recover for all such Losses; and (iii) if the inaccuracy, untruth or incompleteness of a representation in Section 3.17 results in an increase in the taxable income of the Company or any Subsidiary with respect to any taxable period ending after the Measurement Date, such increase in taxable income shall not give rise to an indemnifiable Loss to the extent such increase in taxable income is properly offset by available net operating loss carryovers of the Company or any Subsidiary (as the case may be) from taxable periods beginning prior to the Measurement Date.

     7.4 Stockholders' Representative. (a) The Company hereby appoints, and the Company's stockholders shall be deemed to appoint, the Stockholders' Representative, with full and unqualified power to delegate to one or more Persons the authority granted to him hereunder, to act as each of their agent and attorney-in-fact, with full power of substitution, to take all actions called for by this Section 7 and the Escrow Agreement and, if applicable, the Tax Escrow Agreement, on their individual and collective behalf, in accordance with the terms of this Section 7 and the Escrow Agreement and, if applicable, the Tax Escrow Agreement.

     (b) The Stockholders' Representative shall have no liability whatsoever to any existing or former stockholder of the Company or to any other Person arising out of the matters contemplated by this Section 7 or the Escrow Agreement or, if applicable, the Tax Escrow Agreement, except only to the extent of any Loss caused exclusively by the Stockholders' Representative's willful misconduct or bad faith. In any event, any such liability shall be limited to direct damages resulting from such conduct and in no event shall the Stockholders' Representative be liable for special, incidental or consequential damages incurred or suffered by any Person. The Stockholders' Representative shall incur no liability to any existing or former stockholder of the Company or to any other Person with respect to any action taken or suffered by him in reliance upon any note, direction, instruction, consent, statement or other documents believed by him to be genuine and duly authorized. The Stockholders' Representative may, in all questions arising under the Escrow Agreement and, if applicable, the Tax Escrow Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Stockholders' Representative based on such advice, the Stockholders' Representative shall not be liable to any existing or former stockholder of the Company or to any other Person.

     (c) In the event of the death or permanent disability of the Stockholders' Representative, or his resignation, a successor Stockholders' Representative shall be appointed by a majority vote of the holders (other than Siemens and its subsidiaries) of outstanding capital stock of the Company immediately prior to the Effective Time, with each such stockholder (or his or her successors or assigns) to be given a vote equal to the number of votes represented by the shares of capital stock of the Company held by such stockholder immediately prior to the Effective Time.

     7.5 Notice of Claims. If any of the Indemnified Parties believes that it has suffered or incurred any Loss, it shall notify the Escrow Agent and the Stockholders' Representative promptly in writing (at their respective addresses set forth in the Escrow Agreement), and in any event within the applicable time period specified in Section 7.1, describing such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred (a "Claim Notice"). If any legal action is instituted by a third party with respect to which any of the Indemnified Parties intend to claim indemnity under this Section, such Indemnified Party shall promptly give a Claim Notice to notify the Escrow Agent and the Stockholders' Representative with respect to such legal action. In any event, a failure or delay in notifying the Escrow Agent and the Stockholders' Representative shall not affect the Indemnified Party's right to indemnity, except only to the extent such failure or delay materially and adversely prejudices the ability to defend against any legal action.

     7.6 Defense of Third Party Claims. Because the right to indemnity is limited as provided herein, except as otherwise provided in the Tax Escrow Agreement relating solely to the Tax Matters (as defined in the Tax Matters Escrow Agreement), the Indemnified Parties shall have the right to conduct and control, through counsel of their own choosing, reasonably acceptable to the Stockholders' Representative, any third party legal action or other claim, but the Stockholders' Representative may, at its election, participate in the defense thereof at its sole cost and expense; provided, however, that if the Indemnified Parties shall fail to defend any such legal action or other claim, then the Stockholders' Representative may defend, through counsel of its own choosing, such legal action or other claim, and so long as it gives Siemens at least 15 days' notice of the terms of the proposed settlement thereof and permits Siemens to then undertake the defense thereof, except as set forth below, settle such legal action or other claim and recover out of the Indemnity Amount the amount of such settlement or of any judgment and the costs and expenses of such defense. Neither Siemens nor the Stockholders' Representative shall compromise or settle any such legal action or other claim without the prior written consent of the other, which consent shall not be unreasonably withheld, except that under no circumstances shall Siemens be required to consent to the entry of an order for injunctive or other non-monetary relief. All costs and expenses reasonably incurred in defending any such third party legal action or other claim, including the amount of any settlement or of any judgment, shall be paid out of the Indemnity Amount.

     7.7 Dispute Resolution: Negotiation, Mediation and Arbitration. (a) The Parties shall attempt to resolve any dispute arising out of or relating to this Agreement promptly by negotiation in good faith between executives who have authority to settle the dispute. Any Party shall give any other Party written notice of any dispute not resolved in the ordinary course of business. Within 7 days after delivery of such notice, the Party receiving notice shall submit to the other a written response thereto. The notice and the response shall include:
(i) a statement of each Party's position(s) regarding the matter(s) in dispute and a summary of arguments in support thereof, and (ii) the name and title of the executive who will represent that Party and any other Person who will accompany that executive.

     (b) Within 14 days after delivery of the notice, the designated executives shall meet at a mutually acceptable time and place, and thereafter, as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one Party to any other shall be honored in a timely fashion. All negotiations conducted pursuant to this Section
7.7 (and any of the Parties' submissions in contemplation hereof) shall be kept confidential by the Parties and shall be treated by the Parties and their representatives as compromise and settlement negotiations under the Federal Rules of Evidence and any similar state rules.

     (c) If the matter in dispute has not been resolved within 30 days after delivery of the notice, the dispute shall be submitted to non-binding mediation in accordance with the then-current Model Procedure for Mediation of Business Disputes of the CPR Institute for Dispute Resolution. The mediation shall be conducted within 30 days of the time the mediator is selected. Unless otherwise agreed, the parties will select a mediator from the CPR Panels of Distinguished Neutrals; provided, however, that if no mediator from that list can be mutually agreed upon, each Party will submit to the CPR its own list of acceptable mediators from the CPR Panels of Distinguished Neutrals and the CPR shall appoint one of those listed as the mediator for the Parties. The costs of the mediation, including the mediator's fees, shall be borne equally by the Parties to the dispute.

     (d) If the matter in dispute has not been resolved within 30 days after the selection of the mediator, either Party (the "claimant") may submit the dispute to binding arbitration to the New York, New York office of the American Arbitration Association ("AAA") in accordance with the procedures set forth in the Commercial Arbitration Rules of the AAA, revised and effective July 1, 1996.

     (e) The Commercial Arbitration Rules of the AAA, revised and effective July 1, 1996, as modified or revised by the provisions of this Section 7.7, shall govern any arbitration pro-ceeding hereunder. The arbitration shall be conducted by three arbitrators selected pursuant to Rule 13 of the Commercial Arbitration Rules, and prehearing discovery shall be permitted if and only to the extent determined by the arbitrator to be necessary in order to effectuate resolution of the matter in dispute. The arbitrator's decision shall be rendered within 30 days of the conclusion of any hearing hereunder and the arbitrator's judgment and award may be entered and enforced in any court of competent jurisdiction.

     (f) Resolution of disputes under the procedures of this Section 7.7 shall be the sole and exclusive means of resolving disputes arising out of or relating to this Agreement; provided, however, that nothing herein shall preclude the Parties from seeking in any court of competent jurisdiction temporary or interim injunctive relief to the extent necessary to preserve the subject matter of the dispute pending resolution under this Section 7.7.

     7.8 Exclusive Remedy. The indemnification provided in this Section 7 shall be the sole and exclusive remedy available following the Closing to the Indemnified Parties for the subject matter covered by such indemnification and any claim arising under this Agreement.

     7.9 Tax Matters. Prior to the filing of any Income Tax Return solely with respect to the Company and/or any of its Subsidiaries due after the Measurement Date (with regard to extensions) with respect to any taxable year or other taxable period beginning prior to the Measurement Date, and no later than thirty
(30) days prior to the due date for filing such Tax Return, Siemens shall provide the Stockholders' Representative with a draft of such Tax Return, and any related work papers, for review. No later than ten (10) days prior to the due date for filing such Tax Return, the Stockholders' Representative shall notify Siemens with any proposed modifications to such Tax Return. Such modifications to the Tax Return shall be made by Siemens in its reasonable discretion prior to filing as long as there is a reasonable basis for the filing position requested. In any event, Siemens shall file all Tax Returns due after the Measurement Date with respect to taxable years beginning prior to the Measurement Date consistent with the Company's past practices to the extent permitted by applicable law. Notwithstanding the foregoing, nothing contained in this Agreement shall permit the Stockholders' Representative to receive nor obligate Siemens to deliver to the Stockholders' Representative any consolidated or other Tax Return or Income Tax Return of Siemens or any other Subsidiary or Affiliate of Siemens (other than a Tax Return relating solely to the Company and/or any of its Subsidiaries).

          (i) Siemens shall not amend, or cause or permit the Company or any Subsidiary to amend, any Income Tax Return filed with respect to any taxable year or other taxable period beginning prior to the Measurement Date without the prior written consent of the Stockholders' Representative, which consent shall not be unreasonably withheld. Siemens and the Stockholders' Representative agree to consult and resolve in good faith any disagreement regarding the withholding of consent by the Stockhold-ers' Representative, it being understood and agreed that in the absence of any such resolution, any and all such disagreements shall be resolved in a manner consistent with the procedures described in Section 7.7.

          (ii) Any overpayment in respect of Taxes relating to any taxable year or other taxable period (or portion thereof, as determined below in clause
     (c)) ending on or before the Measurement Date shall be for the benefit of the Stockholders; provided that, any overpayment of Taxes attributable to the fiscal 1994 through 1996 taxable years of the Company or its Subsidiaries shall be for the benefit of Siemens to the extent that such overpayments are reflected as an asset on the balance sheet (as of the close of business on the Measurement Date) prepared pursuant to Section
     2.2. Upon written notification to Siemens, the Stockholders' Representative, at its own expense, will be permitted to pursue any overpayment to which it is entitled; provided that any action on the part of the Stockholders' Representative shall not increase any Tax Liability of Siemens, the Company or any of their respective Subsidiaries in any period ending after the Measurement Date (in which event, such action shall require the prior written consent of Siemens, which shall not be unreasonably withheld).

     (a) Notwithstanding Section 7.2, no claim for indemnification shall be permitted for any Losses resulting solely from the failure of Siemens or the Company or any Subsidiary to timely file any Tax Return required to be filed (with extensions) after the Measurement Date or timely pay any Taxes required to be paid after the Measurement Date.

     (b) Siemens and the Company (and/or the Company's Subsidiaries) will, to the extent permitted by applicable law, elect with the relevant Tax authority to close the taxable year of the Company and its Subsidiaries on the Measurement Date. For purposes of this Agreement, in the case of any Taxes in respect of a taxable period that begins on or before the Measurement Date and ends after the Measurement Date, the portion of such Tax attributable to the pre-Measurement Date period shall (i) in the case of real property or other similar Taxes that are fixed and periodic in nature, be the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Measurement Date, and the denominator of which is the number of days in the entire period; and (ii) in the case of all other Taxes, be determined on the basis of an interim closing of the books at the end of the Measurement Date. For purposes of clause (i) of the preceding sentence, any credits against Tax shall be prorated based upon the fraction employed in such clause (i).

     (c) Siemens shall not make an election pursuant to Section 338 of the Code with respect to the Company or any Subsidiary without the prior written consent of the Stockholders' Representative.

     8. Termination; Effect of Termination.

     8.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned whether prior to or after the adoption of this Agreement by the Company's stockholders if:

     (a) at any time prior to the Effective Time, by mutual written agreement of the parties hereto; provided, however, that if such termination is to occur after the Initial Purchase Date, such termination must be approved in accordance with Section 1.6(c);

     (b) at any time prior to the Initial Purchase Date, by either the Company or Siemens upon notification to the non-terminating party by the terminating party:

          (i) at any time 90 days following the date of this Agreement if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

          (ii) there has been a material breach of this Agreement on the part of the non-terminating party and either (x) the non-terminating party fails to cure such breach within 30 days following notification thereof by the terminating party or (y) the breach is not reasonably capable of being cured within 30 days after notice thereof; or

     (c) at any time prior to the Initial Purchase Date, by Siemens upon the occurrence of a Trigger Event (as defined in Section 8.2).

     8.2 Effect of Termination. (a) If this Agreement is validly terminated by either the Company or Siemens pursuant to Section 8.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either the Company, Siemens or Acquisition (or any of their respective Representatives or affiliates), except (i) that the provisions of Sections 5.3(b) and 9 will continue to apply following any such termination and
(ii) as provided in this Section 8.2.

     (b) If (i) Siemens terminates this Agreement pursuant to (A) Section 8.1(b)(ii) or (B) Section 8.1(c), (ii) after the date hereof and prior to such termination, a Person other than Siemens or its Affiliates shall have made or announced an intention to make a proposal for an Acquisition Transaction and
(iii) the Company consummates an Acquisition Transaction or enters into a definitive agreement with respect to an Acquisition Transaction within 12 months following such termination, then the Company shall pay to Siemens a termination fee in the amount of $5 million upon the closing of such Acquisition Transition. The termination fee shall be payable not later than two business days after the closing of such Acquisition

Transaction, by wire transfer of immediately available funds to an account designated by Siemens. If the termination fee is not paid within two business days after the due date as provided above, (i) the termination fee will bear interest at the rate of 12% per year (or if less, the highest legally permissible rate) from such date until paid and (ii) the Company will pay for all attorneys' fees and expenses incurred by Siemens in connection with collecting such overdue amounts.

     (c) For purposes of this Agreement, a "Trigger Event" means any of the following events: (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, a definitive agreement or agreement in principle with respect to any Acquisition Transaction other than the transactions contemplated by this Agreement; (ii) the Board of Directors of the Company or any committee thereof shall have withdrawn its approval or recommendation of this Agreement or the Merger, or modified its approval or recommendation of this Agreement or the Merger in a manner adverse to Siemens or Acquisition; (iii) the Board of Directors of the Company or any committee thereof shall have made any recommendation with respect to an Acquisition Transaction by any Person (other than Siemens or Acquisition) other than a recommendation rejecting or against such Acquisition Transaction; or (iv) the Company receives a proposal with respect to an Acquisition Transaction by any Person (other than Siemens or Acquisition), and the Company's Board of Directors takes a neutral position or makes no recommendation with respect to such Acquisition Transaction after a reasonable amount of time (and in no event more than five business days) has elapsed for the Company's Board of Directors to review and make a recommendation with respect to such proposal consistent with the Board's fiduciary duties.

     9. Fees and Expenses.

     9.1 Expenses. Subject to Section 9.2, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby. In addition, (a) the unpaid fees and expenses of all brokers, investment bankers, financial advisors, attorneys and accountants engaged in connection with the preparation and negotiation of this Agreement or the transactions contemplated hereby and whose compensation is payable by the Company shall be reflected on invoices (the "Invoices") submitted to Siemens on or prior to the Measurement Date, which Invoices shall include confirmation that no further compensation beyond the amount reflected in the Invoice is or will be payable by the Company (or the Surviving Corporation, as successor to the Company) and (b) Siemens and the Company shall each pay one-half of the aggregate premiums and surplus lines premium tax charged thereon for the insurance policies described in Section 6.1(i).

     9.2 Stockholders of the Company. In no event shall Siemens, Acquisition or the Company be liable (before or after the Closing) for any fees and expenses of the stockholders of the Company relating to the transactions contemplated by this Agreement, including, without limitation, legal, accounting and financial advisory fees.

     10. Definitions. As used in this Agreement the terms set forth below shall have the following meanings:

     "AAA" shall have the meaning ascribed to such term in Section 7.7(d).

     "Acquisition" shall have the meaning ascribed to such term in the first paragraph hereof.

     "Acquisition Price" shall have the meaning ascribed to such term in Section 2.1(c).

     "Acquisition Common Stock" shall have the meaning ascribed to such term in
Section 2.1(a).

     "Adjusted Acquisition Price" shall have the meaning ascribed to such term in Section 2.1(c).

     "Acquisition Transaction" shall have the meaning ascribed to such term in
Section 5.2.

     "Affiliate" of a Person shall mean any other Person who directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such first Person.

     "Agreement" shall have the meaning ascribed to such term in the first paragraph hereof.

     "Antitrust Division" shall have the meaning ascribed to such term in
Section 5.5.

     "Authorizations" shall have the meaning ascribed to such term in Section 3.15(b).

     "Benefit Plan" shall mean any bonus, pension, profit sharing, deferred compensation, written incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan or arrangement providing benefits to any current or former employee, officer, consultant or director of the Company or any Subsidiary.

     "Call Option" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Certificates" shall have the meaning ascribed to such term in Section 2.4(b).

     "Certificate of Merger" shall have the meaning ascribed to such term in
Section 1.2.

     "Claim Notice" shall have the meaning ascribed to such term in Section 7.5.

     "claimant" shall have the meaning ascribed to such term in Section 7.7(d).

     "Closing" shall have the meaning ascribed to such term in Section 1.3.

     "Closing Date" shall have the meaning ascribed to such term in Section 1.3.

     "Closing Liquid Net Worth" shall mean the amount, computed as of the Measurement Date and in a manner consistent with the methods used in the preparation of the financial statements of the Company at or for the period ended September 26, 1999 and as specified in Exhibit C, equal to the Company's current assets (net of reserves) minus all of its liabilities, including for this purpose (whether or not required by GAAP or otherwise to be accrued) an accrual for the full amount of all amounts due or to become due on the part of the Company or any Subsidiary of the Company in connection with or by reason of the transactions contemplated by this Agreement, including without limitation or duplication (i) those related to attorneys, accountants, investment bankers, financial advisers and other professionals, (ii) all obligations in respect of bonuses, severance or additional compensation payable to officers, directors, employees and consultants (it being understood that liabilities under "double trigger" change-of-control provisions shall not be included as liabilities for purposes of calculating Closing Liquid Net Worth unless both triggers have occurred prior to the Measurement Date), (iii) the Notes Redemption Premium and
(iv) one-half of the aggregate premiums and the related surplus lines premium tax payable to the insurers for the insurance policies described in Section 6.1(i).

     "Closing Liquid Net Worth Adjustment" shall mean the amount by which the Company's Closing Liquid Net Worth is less than $(165,685,000).

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Collateral Document" shall mean any certificate or schedule delivered by a Person or any of its respective directors, officers, employees or trustees pursuant to this Agreement.

     "Commonly Controlled Entity" shall have the meaning ascribed to such term in Section 3.18(a).

     "Company" shall have the meaning ascribed to such term in the first paragraph hereof.

     "Company Capital Stock" shall have the meaning ascribed to such term in
Section 3.2(a).

     "Company Common Stock" shall have the meaning ascribed to such term in
Section 2.1(c).

     "Company Designees" shall have the meaning ascribed to such term in Section 1.6(a).

     "Company SEC Documents" shall have the meaning ascribed to such terms in
Section 3.4(c).

     "Company Stock Plans" shall have the meaning ascribed to such term in
Section 2.1(e).

     "Control" shall mean the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

     "Debentures" shall mean the 5.5% Convertible Subordinated Debentures due 2007 issued and outstanding pursuant to the Indenture dated March 18, 1987, as supplemented, between Businessland, Inc. and Security Pacific National Bank.

     "December Financial Statements" shall have the meaning ascribed to such term in Section 3.8.

     "DGCL" shall have the meaning ascribed to such term in Section 1.1.

     "Disclosure Schedule" shall have the meaning ascribed to such term in
Section 3.

     "Dissenting Shares" shall have the meaning ascribed to such term in Section 2.1(d).

     "Drag-Along Rights" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Effective Time" shall have the meaning ascribed to such term in Section
1.2.

     "Employees" shall have the meaning ascribed to such term in Section 3.19.

     "Environmental Claim" shall mean any written claim, action, investigation or notice by any Person alleging potential liability arising out of, based on, or resulting from (a) the presence or release into the environment, including, without limitation, the indoor environment, of any Hazardous Substance at any location, whether or not owned by the Company or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

     "Environmental Laws" shall mean all applicable federal, state, local or foreign laws, statutes, rules and regulations, orders, decrees, judgments, arbitration awards, agreements and permits relating to protection and clean-up of the environment and protection of human health (excluding those relating solely to occupational health and safety), including those relating to the generation, handling, disposal, transportation or release of Hazardous Substances.

     "Escrow Agent" shall mean ChaseMellon Shareholder Services LLC.

     "Escrow Agreement" shall mean an agreement substantially in the form of
Exhibit I, executed and delivered at the Closing or, if earlier, on the Initial Purchase Date.

     "Escrow Indemnity Period" shall have the meaning ascribed to such term in
Section 7.1.

     "Escrow Period" shall mean the period beginning on the Initial Distribution Date and ending on the first date on which funds held in the escrow created pursuant to the Escrow Agreement are permitted to be released to the Payment Agent under the terms of the Escrow Agreement.

     "ERISA" shall have the meaning ascribed to such term in Section 3.18(a).

     "European Authorities" shall have the meaning ascribed to such term in
Section 5.5.

     "European Statutes" shall have the meaning ascribed to such term in Section 5.5.

     "Exchange Act" shall have the meaning ascribed to such term in Section 1.6(b).

     "Exchange Fund" shall have the meaning ascribed to such term in Section 2.4(a).

     "14(f) Material" shall have the meaning ascribed to such term in Section 1.6(b).

     "FTC" shall have the meaning ascribed to such term in Section 5.5.

     "GAAP" shall have the meaning ascribed to such term in Section 3.7.

     "Governmental Entity" shall mean any: (i) federal, state, local, foreign or international government; (ii) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivisions, instrumentalities, branch, department, official, or entity); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government.

     "HSR Act" shall have the meaning ascribed to such term in Section 3.4(b).

     "Hazardous Substances" shall mean any and all hazardous and toxic substances, wastes or materials, any pollutants, contaminants, or dangerous materials (including, but not limited to, polychlorinated biphenyls, friable asbestos, volatile and semi-volatile organic compounds, oil, petroleum products and fractions, and any materials which include hazardous constituents or become hazardous, toxic, or dangerous when their composition or state is changed), or any other similar substances or materials regulated under Environmental Laws.

     "IRS" shall have the meaning ascribed to such term in Section 3.17(b).

     "Income Taxes" shall mean Federal income taxes and all state, local and municipal Taxes imposed on or measured by net income, or income, franchise or similar taxes based on gross receipts.

     "Income Tax Return" shall mean any Tax Return filed in respect of Income Taxes.

     "Incremental Amount" shall have the meaning ascribed to such term in
Section 2.1(c).

     "Indemnified Parties" shall have the meaning ascribed to such term in
Section 7.2.

     "Indemnity Amount" shall have the meaning ascribed to such term in Section 2.1(c).

     "Independent Accountant" shall have the meaning ascribed to such term in
Section 2.2(c).

     "Information Statement" shall have the meaning ascribed to such term in
Section 3.4(b).

     "Initial Distribution Date" shall have the meaning ascribed to such term in
Section 2.3(a).

     "Initial Purchase" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Initial Purchase Date" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Intellectual Property" shall mean all United States and foreign intellectual property rights arising under statutory or common law, and whether or not perfected, including, without limitation (a) all patents, patent applications, patent disclosures and inventions and discoveries which may be patentable and improvements thereto owned or licensable by the Company or its Subsidiaries, (b) registered and unregistered trademarks, service marks, trade dress, logos, trade names and corporate names, and registrations and applications for registration thereof, including all marks registered in the United States Patent and Trademark Office and any foreign trademark offices, (c) rights associated with works of authorship including copyrights and moral rights in both published and unpublished works and registrations and applications for registration thereof, (d) computer software, data and documentation (including all source codes and object codes), (e) rights relating to trade secrets and confidential business information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, charts, diagrams, proposals, technical data, data bases, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information), (f) any rights analogous to those set forth in this paragraph and any other proprietary rights relating to intangible property and (g) copies and tangible embodiments of any of the foregoing (in whatever form or medium) in which the Company or its Subsidiaries has any rights, and divisions, continuations, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, or hereafter filed, issued or acquired.

     "Invoices" shall have the meaning ascribed to such term in Section 9.1.

     "Laws" shall have the meaning ascribed to such term in Section 3.15(a).

     "Lien" shall mean any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind, except for (a) liens for Taxes or governmental charges or claims (i) not yet due and payable or (ii) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor on the December Financial Statements; (b) statutory liens of landlords, lien of carriers, warehousemen's, mechanics and materialmen's and other liens imposed by law incurred in the ordinary course of business for sums (i) not yet due and payable and (ii) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor on the December Financial Statements; (c) liens incurred or deposits made in connection with workers' compensation, unemployment insurance and other similar types of social security programs in each case in the ordinary course of business consistent with past practice; (d) purchase money security interests incurred in the ordinary course of business, consistent with past practice; (e) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of the Company's operations and do not or would not materially detract from the value of the property to which such encumbrance relates; and (f) liens arising out of acts done or suffered to be done by, and judgments against,

Siemens or Acquisition, and those claiming by, through or under Siemens or Acquisition; and (g) liens, security interests or encumbrances that have been placed by any developer, landlord or other third party on property with respect to which the Company and the applicable Subsidiary has easement rights or leasehold interests and subordination or similar agreements relating thereto.

     "Losses" shall have the meaning ascribed to such term in Section 7.2.

     "Material Adverse Effect" shall mean a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole.

     "Measurement Date" shall have the meaning ascribed to such term in Section 2.2(a).

     "Merger" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Merger Price" shall have the meaning ascribed to such term in Section 2.1(c).

     "Microsoft Warrant" shall have the meaning ascribed to such term in Section 3.2(a)

     "1997 IBM Warrant" shall have the meaning ascribed to such term in Section 3.2(a).

     "NED Plan" shall have the meaning ascribed to such term in Section 3.2(a). "Notes" shall mean the 12.5% Senior Subordinated Notes due 2006 issued and outstanding pursuant to the Indenture dated July 29, 1998 among the Company, the Subsidiary Guarantors (as defined therein) and Marine Midland Bank, N.A., as trustee

     "Notes Redemption Premium" shall mean (i) an amount in respect of the Debentures equal to $32.2 million less the book value of the Debentures on the Measurement Date plus (ii) the excess of (x) the amount required to be expended by Siemens or its Affiliates to repurchase or redeem all of the outstanding Notes, over (y) the aggregate outstanding principal balances of the Notes on the Measurement Date plus (iii) the reasonable costs and expenses (including fees and expenses of advisors and legal counsel) incurred or to be incurred in connection with repurchasing, redeeming or otherwise repaying the Notes and Debentures. The Notes Redemption Premium shall not include any amount paid by Siemens to repurchase any debt security that is in excess of the contractual repurchase or redemption price for such security (including any premium or penalty) that will be payable following the Merger.

     "Notice of Disagreement" shall have the meaning ascribed to such term in
Section 2.2(c).

     "Option" shall have the meaning ascribed to such term in Section 2.1(e).

     "Outstanding Share Amount" shall have the meaning ascribed to such term in
Section 2.1(c).

     "Party" shall mean Siemens, Acquisition, the Company and its Subsidiaries and the Stockholders' Representative.

     "Payment Agent" shall mean a bank or trust company designated as the exchange and paying agent by Siemens and reasonably satisfactory to the Company.

     "Pension Plans" shall have the meaning ascribed to such term in Section 3.18(a).

     "Person" shall mean any individual, corporation, partnership, limited partnership, limited liability company, other business organization, trust, association or entity or government agency or authority.

     "Plans" shall have the meaning ascribed to such term in Section 3.18(a).

     "Potential Acquiror" shall have the meaning ascribed to such term in
Section 5.2.

     "Pre-Measurement Date Tax Liabilities" shall mean all obligations for Income Taxes owed by the Company (or the Surviving Corporation as its successor in the Merger) and its Subsidiaries for any period ending on or prior to the Measurement Date which are actually paid by the Company (or the Surviving Corporation as its successor in the Merger), other than (i) any Income Taxes directly resulting from any action taken by Siemens, the Company, their affiliates or agents of any of the foregoing on the Measurement Date or treated as occurring on the Measurement Date (including, for example, any Income Taxes resulting from a Section 338 election made with respect to the Company or any of its Subsidiaries) other than any action taken by the Company or its Subsidiaries in the ordinary course of business, and (ii) Income Taxes that are covered by proper accruals or reserves on the books of the Company or its Subsidiaries on the Measurement Date.

     "Put Option" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Remaining Escrow Balance" shall mean the amount of funds available pursuant to the Escrow Agreement to be released after payment of all sums due Siemens, the Stockholders' Representative and the Escrow Agent, at the end of the Escrow Period.

     "Representative" shall have the meaning ascribed to such term in Section
5.2.

     "SEC" shall have the meaning ascribed to such term in Section 3.4(b).

     "Secretary of State" shall have the meaning ascribed to such term in
Section 1.2.

     "Securities Act" shall have the meaning ascribed to such term in Section 3.4(c).

     "Siemens" shall have the meaning ascribed to such term in the first paragraph hereof.

     "Stockholder Approval" shall have the meaning ascribed to such term in
Section 3.3.

     "Stockholders' Representative" shall have the meaning ascribed to such term in Section 2.2 (a), and also includes any replacement appointed pursuant to
Section 7.4(c).

     "Stockholder Representative Expense Amount" shall have the meaning ascribed to such term in Section 2.1(c).

     "Stockholders Agreement" shall have the meaning ascribed to such term in the Recitals to this Agreement.

     "Subsidiary" shall mean any corporation, partnership, joint venture or other entity in which the Company (a) owns, directly or indirectly, 50% or more of the outstanding voting securities or equity interests or (b) is a general partner.

     "Surviving Corporation" shall have the meaning ascribed to such term in
Section 1.1.

     "Surviving Corporation Common Stock" shall have the meaning ascribed to such term in Section 2.1(a).

     "Tax" (and, with correlative meaning, "Taxes" and "Taxable") shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges in the nature thereof (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

     "Tax Escrow Agent" shall mean ChaseMellon Shareholder Services LLC.

     "Tax Escrow Agreement" shall mean an agreement substantially in the form of Exhibit J, executed and delivered at the Closing or, if earlier, on the Initial Purchase Date.

     "Tax Escrow Amount" shall have the meaning ascribed to such term in Section 2.1(c).

     "Tax Escrow Balance" shall mean the amount of funds available pursuant to the Tax Escrow Agreement to be distributed after payment of all sums due to Siemens and the Tax Escrow Agent at the end of the Tax Matters Escrow Period.

     "Tax Insurance Election" shall have the meaning ascribed to such term in
Section 6.1(i).

     "Tax Matters Escrow Period" shall mean the period beginning on the Initial Distribution Date and ending on the business day following the first date on which funds held in escrow pursuant to the Tax Escrow Agreement are permitted to be delivered to the Payment Agent pursuant to the terms of the Tax Escrow Agreement.

     "Tax Matters Settlement Shortfall Amount" shall mean the amount, if any, by which the amounts actually paid to dispose of the tax matters disclosed in
Schedule 6.1(i) and to discharge any Liability for Taxes (federal, state or other) arising out of or in connection with those proceedings, including without limitation, all legal, accounting and other professional fees and expenses incurred with respect thereto, exceed the sum of (i) all amounts available under the Tax Escrow Agreement to pay such amounts plus (ii) all funds received by Siemens under the insurance policies described in Section 6.1(i) to pay such amounts.

     "Tax Return" shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax and all federal, state, local and foreign returns, reports and similar statements.

     "Trademarks" shall have the meaning ascribed to such term in Section
3.16(b).

     "Trigger Event" shall have the meaning ascribed to such term in Section 8.2(c).

     "Warrant" shall have the meaning ascribed to such term in Section 2.1(f).

     "Warrant Agreements" shall have the meaning ascribed to such term in
Section 3.2(a).

     "Welfare Plans" shall have the meaning ascribed to such term in Section 3.18(a).

     "Year 2000 Compliant" shall mean:

     (a) that (i) all of the equipment and systems used by the Company and its Subsidiaries (other than any third party software or systems included therein); and (ii) all of the products designed, developed, under design or development, licensed, manufactured, supported, sold, distributed and/or maintained by the Company and its Subsidiaries (other than any third party software or systems included therein) do not and will not experience any premature cancellation or expiration of contractual rights or deletion of data, or any malfunctions or other problems in connection with the year 2000 (and all subsequent years) as distinct from 1900's years;

     (b) that no value for any current date will cause any interruption in operation of any of the equipment, systems and/or products described in clause
(a) above;

     (c) that all date-based functionality of the equipment, systems and/or products described in clause (a) above will behave consistently for dates prior to, during and after year 2000; and

     (d) that in all interfaces and data storage of the Company and its Subsidiaries, the century in any date must be specified either explicitly or by unambiguous algorithms or inferencing rules.

     11. Miscellaneous.

     11.1 Press Releases. Except as required by law, none of Siemens, Acquisition or the Company shall issue any press release or otherwise make public any information with respect to the subject matter of this Agreement nor the transactions contemplated hereby, without the prior written consent of each of the other parties to this Agreement.

     11.2 Integration. This Agreement and the agreements expressly referred to or contemplated herein set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement, such other agreements, and the Exhibits hereto, there are no representations or warranties, express or implied, made by any party to this Agreement (or any of their Affiliates) with respect to the subject matter of this Agreement. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein.

     11.3 Assignment and Binding Effect. This Agreement may not be assigned by either party hereto without the prior written consent of the other party; provided, however, that Acquisition may assign its rights and obligations under this Agreement to any directly or indirectly wholly owned subsidiary of Siemens' ultimate parent company, Siemens Aktiengesellschaft, that is a corporation of Delaware, any other State of the United States or the District of Columbia (and the law of such State or the District of Columbia permits such corporation to merge with the Company) upon written notice to the Company if the assignee shall assume the obligations hereunder. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

     11.4 Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof only by a written instrument duly executed by such party. In the event such waiver is requested or to be made on behalf of the Company after the Initial Purchase Date, such waiver must be approved by the Company Designees.

     11.5 Notices. Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to the party personally or sent to the party by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 11.5), by reputable overnight courier service or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

     If to Siemens or Acquisition:

                  Siemens Corporation
                  153 East 53rd Street
                  New York, New York 10022
                  Facsimile: (212) 258-4945
                  Attention:  General Counsel

                  with a copy to:

                  Clifford Chance Rogers & Wells LLP
                  200 Park Avenue
                  New York, New York 10166
                  Facsimile: (212) 878-8375
                  Attention:  John A. Healy

         If to the Company:

                  Entex Information Services, Inc.
                  Six International Drive
                  Rye Brook, New York  10573
                  Facsimile:  (914) 935-3880
                  Attention:  Lynne A. Burgess

                  with a copy to:

                  Cahill Gordon & Reindel
                  80 Pine Street
                  New York, New York  10085
                  Facsimile:  (212) 269-5420
                  Attention:  Gerald S. Tanenbaum

         If to the Stockholders' Representative:

                  Dort A. Cameron, III
                  The Airlie Group
                  115 East Putnam Avenue
                  Greenwich, Connecticut 06830
                  Facsimile:  (203) 661-0479

                  with a copy to:

                  Cahill Gordon & Reindel
                  80 Pine Street
                  New York, New York  10085
                  Facsimile:  (212) 269-5420
                  Attention:  Gerald S. Tanenbaum

or to such other address or Person as any party may have specified in a notice duly given to the other party as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered.

     11.6 Amendment. This Agreement shall not be amended, modified, revised, supplemented or terminated orally and no waiver of compliance with any provision hereof and no consent provided for herein shall be effective other than by a written instrument executed by all of the parties hereto. This Agreement may be amended upon the taking of requisite corporate action by all of the parties hereto and, if such amendment is requested or to be made after the Initial Purchase Date, such amendment must be approved in accordance with Section 1.6(c).

     11.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY DELAWARE CHOICE OF LAW PRINCIPLES.

     11.8 Third Party Beneficiaries. Except as provided in Section 5.11, the representations, warranties, covenants and agreements contained in this Agreement are for the sole bene-fit of the parties hereto, and their respective successors and assigns, and they shall not be construed as conferring, and are not intended to confer, any rights on any other Person.

     11.9 Performance. In the event that any Party shall fail or refuse to consummate the transactions contemplated by this Agreement or any default under, or breach of, any representation, warranty or covenant of this Agreement on the part of any Party shall have occurred that results in the failure to consummate the transactions contemplated hereby, then in addition to the other remedies provided in this Agreement, any other Party may seek to obtain an order of specific performance thereof against the breaching Party from a court of competent jurisdiction. In addition, any Party shall be entitled to obtain from the breaching Party court costs and reasonable attorneys' fees incurred by it in enforcing its rights hereunder.

     11.10 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties to the fullest extent permitted by applicable law.

     11.11 Extensions. At any time prior to the Measurement Date, either party may by appropriate action, extend the time for compliance by or waive performance of any representation, warranty, agreement, condition or obligation of the other party.

     11.12 Section Headings. All section headings are for convenience only and shall in no way modify or restrict any of the terms or provisions hereof.

     11.13 Exhibits; Disclosure Schedule. All Exhibits referred to herein and the Disclosure Schedule are intended to be and hereby are specifically made a part of this Agreement. Each exception to a representation or warranty of the Company that is set forth in the Disclosure Schedule or is identified by appropriate cross-referencing to, or has been grouped under a heading referring to, a specific individual Section of this Agreement and, except as otherwise specifically stated with respect to such exception in the Disclosure Schedule, relates only to such Section.

     11.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and the Company, Siemens, and Acquisition may become a party hereto by executing a counterpart thereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have duly executed this Agreement on the date first above written.

                           SIEMENS CORPORATION



                           By:/s/ Gerald Wright
                               ---------------------------------------------
                           Name:  Gerald Wright
                           Title:    Executive Vice President and
                                     Chief Financial Officer


                           By: /s/ Michael Schiefen
                               ---------------------------------------------
                           Name:  Michael Schiefen
                           Title:  Vice President, Corporate Development


                           EMILIA ACQUISITION CORP.



                           By: /s/ Michael Schiefen
                               ---------------------------------------------
                           Name: Michael Schiefen
                           Title: Vice President


                           ENTEX INFORMATION SERVICES, INC.



                           By: /s/ Kenneth A. Ghazey
                               ---------------------------------------------
                           Name: Kenneth A. Ghazey
                           Title: President

                                                                         ANNEX B

                                                                  EXECUTION COPY

                             STOCKHOLDERS AGREEMENT

     STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of March 13, 2000, by and among SIEMENS CORPORATION, a Delaware corporation ("Siemens"), EMILIA ACQUISITION CORP., a Delaware corporation ("Acquisition") and a wholly owned subsidiary of Siemens, and the Persons listed on the signature pages hereto (each in such Person's individual capacity, a "Stockholder", and collectively, the "Stockholders").

                                    RECITALS

     A. Each of the Stockholders is, as of the date hereof, the record and beneficial owner of the number of shares of capital stock, of Entex Information Services, Inc., a Delaware corporation (the "Company"), set forth on Annex I hereto.

     B. Siemens, Acquisition and the Company concurrently herewith are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined in this Agreement have the same meanings ascribed to those terms in the Merger Agreement), which provides, among other things, for the merger (the "Merger") of Acquisition with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement.

     C. As a condition to the willingness of Siemens and Acquisition to enter into the Merger Agreement, and in order to induce Siemens and Acquisition to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

     NOW, THEREFORE, in consideration of the execution and delivery by Siemens and Acquisition of the Merger Agreement and the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to Siemens and Acquisition, severally and not jointly, as follows:

     (a) Such Stockholder is the record and beneficial owner of the shares of capital stock of the Company (as may be adjusted from time to time pursuant to Section 7 hereof, the "Shares") set forth opposite the Stockholder's name on Annex I to this Agreement.

     (b) Such Stockholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

     (c) This Agreement has been duly authorized by all requisite action (corporate, partnership or other) on the part of such Stockholder, has been validly executed and delivered by such Stockholder and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     (d) The execution and delivery of this Agreement by such Stockholder do not, and the performance by such Stockholder of the Stockholder's obligations under this Agreement will not, (i) conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of such Stockholder under, any of the terms, conditions or provisions of (A) the certificate or article of incorporation or bylaws or other comparable organizational documents of the Stockholder if applicable or (B) (x) any law or order of any governmental or regulatory authority applicable to such Stockholder or any of the Stockholder's assets or properties, or (y) any contract to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the ability of the Stockholder to consummate the transactions contemplated by this Agreement, or (ii) require any filing by the Stockholder with, or any permit, authorization, consent or approval of, any governmental or regulatory authority or any third party.

     (e) The Shares and the certificates representing the Shares owned by such Stockholder are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder, and not subject to any preemptive rights.

     2. Representations and Warranties of Siemens and Acquisition. Each of Siemens and Acquisition hereby represents and warrants to the Stockholders as follows:

     (a) Each of Siemens and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of them has full corporate power and authority to enter into this Agreement and to consummate the transac-tions contemplated hereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

     (b) This Agreement has been duly authorized, executed and delivered by each of Siemens and Acquisition and constitutes the legal, valid and binding obligation of each of Siemens and Acquisition, enforceable against each of them in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     (c) The execution and delivery of this Agreement by Siemens and Acquisition do not, and the performance by Siemens and Acquisition of their obligations hereunder and the consummation of the transactions contemplated hereby will not,
(i) conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Siemens or Acquisition under, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or bylaws of Siemens or Acquisition or (B) (x) any law or order of any governmental or regulatory authority applicable to Siemens or Acquisition or any of their respective assets or properties, or (y) any contract to which Siemens or Acquisition is a party or by which Siemens or Acquisition or any of their respective assets or properties is bound, excluding from the foregoing clauses
(x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the ability of Siemens or Acquisition to consummate the transactions contemplated by this Agreement, or (ii) require any filing by Siemens or Acquisition with, or any permit, authorization, consent or approval of, any governmental or regulatory authority.

     3. Grant of Options.

     (a) Each Stockholder hereby irrevocably grants to Acquisition an exclusive option (the "Call Option") to purchase all Shares of such Stockholder at the Merger Price per Share specified in Section 2.1(c) of the Merger Agreement (the "Option Price"), which Option shall be exercisable by Acquisition at any time after the date hereof and prior to the termination of this Agreement.

     (b) If (i) the Information Statement has been filed with the SEC in preliminary form in accordance with Section 5.4 of the Merger Agreement; (ii) a period of twelve days has elapsed following such filing; (iii) the Company has been advised by the staff of the SEC that it is in the process of reviewing the Information Statement and notwithstanding the Company's reasonable efforts that review has not been completed; and (iv) all of the conditions described in
Section 6.1 of the Merger Agreement (other than Section 6.1(e)) have been satisfied, then the Stockholders shall have the option (the "Put Option", and together with the Call Option, the "Options") to require Acquisition to purchase from the Stockholders all, but not less than all, of the Shares of each Stockholder at the Option Price. The Put Option may be exercised by the Stockholders at any time beginning on the date on which the conditions specified in clauses (i) through (iv) of the preceding sentence are satisfied until this Agreement is terminated.

     (c) To exercise an Option, the exercising party shall send a written notice ("Exercise Notice") to each other party specifying the place and the time (which shall be not less than two business days and not more than four business days after the date of the Exercise Notice) for the closing of the purchase and sale of the Shares in accordance with the exercise of the Option. The closing of the purchase and sale of the Shares (the "Option Closing") pursuant to the exercise of the Option shall take place at the place and at the time designated by the exercising party in the Exercise Notice. The obligation of Siemens or its designee to purchase the Shares at the Option Closing shall be subject to the conditions that (i) all of the conditions described in Section 6.1 of the Merger Agreement (other than Section 6.1(e)) shall have been satisfied and (ii) proper arrangements shall have been made to give effect to the provisions of Section
1.6 of the Merger Agreement, and the securities law requirements described in
Section 1.6(b) shall have been satisfied.

     (d) At the Option Closing, each Stockholder shall sell, assign, convey and transfer to Acquisition, each such Stockholder's Shares, free and clear of any and all liens, claims, security interests, encumbrances, options or adverse claims whatsoever, and each Stockholder shall deliver or cause to be delivered to Acquisition a certificate or certificates representing the number of Shares to be delivered by such Stockholder at the Option Closing, duly endorsed, or accompanied by stock powers duly executed in blank, with all required transfer tax stamps affixed thereto. Siemens shall procure that the applicable portions of the Option Price are paid not later than the dates the corresponding portions of the Merger Price per Share first are payable under the Merger Agreement. Payment of each amount will be by wire transfer or certified or bank cashier's check or checks.

     (e) In the event of any change in the Company's capital stock by reason of any stock dividend, stock split, merger, consolidation, recapitalization, combination, conversion, exchange of shares or dividend or other change in the corporate or capital structure of the Company, which would have the effect of diluting or changing Acquisition's rights hereunder, the number and kind of shares or securities subject to the Options and the Option Price shall be appropriately and equitably adjusted so that (i) Acquisition shall receive, at the Option Closing, the number and class of shares or other securities or property that Acquisition would have received and (ii) the Stockholders shall receive, at the Option Closing, the consideration they would have received in respect of the Shares purchasable upon exercise of the Options if the Options had been exercised immediately prior to such event.

     4. Voting. Each of the Stockholders hereby agrees that such Stockholder:
(i) will vote all Shares owned by the Stockholder in favor of the Merger and the Merger Agreement, at any meeting of the Company's stockholders, or, if requested by Siemens or Acquisition, execute and deliver written consents to the same effect; (ii) will provide all notices and perform all actions necessary for the consummation of the transactions contemplated by the Merger Agreement; and (iii) will vote against, and will not vote or grant any consent in favor of, or that would facilitate, any Acquisition Transaction other than the Merger and the other transactions contemplated by the Merger Agreement.

     5. Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided in this Agreement, none of the Stockholders shall:
(i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby. Acquisition hereby agrees not to transfer any Shares purchased upon exercise of an Option until this Agreement has terminated.

     6. Grant of Irrevocable Proxy; Appointment of Proxy.

     (a) Each of the Stockholders hereby irrevocably grants to, and appoints, Siemens and any nominee thereof, its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent, waiver or approval in respect of such Stockholder's Shares, in connection with any meeting of the Stockholders of the Company or otherwise, (i) in favor of the Merger and the other transactions and actions contemplated by the Merger Agreement, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Transaction other than the Merger.

     (b) Each of the Stockholders represents that any proxies heretofore given in respect of the Shares are not irrevocable, and that such proxies are hereby revoked.

     (c) Each of the Stockholders hereby affirms that the proxy set forth in this Section 6 is irrevocable and is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performances of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy granted hereby is coupled with an interest in the Shares and, except as set forth in Section 11 of this Agreement, is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

     7. Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Shares or the acquisition of additional shares of capital stock or other securities or rights of the Company by any Stockholder, the number of Shares shall be adjusted appropriately, and this Agreement and the rights and obligations hereunder shall attach to any additional shares of Company Common Stock or other securities or rights of the Company issued to or acquired by any such Stockholder.

     (a) Drag-Along Notices. To the extent applicable to such Stockholder, each Stockholder hereby agrees that such Stockholder (i) shall deliver all notices required to be delivered by that certain Stockholders Agreement, dated December 10, 1993, between Dort A. Cameron, III, Entex Associates, L.P. and other signatories thereto, in order to exercise the drag-along rights granted under that agreement to require the stockholders of the Company party thereto to sell their shares to Acquisition at the Option Price per share and (ii) thereafter shall use its reasonable best efforts to enforce (and shall not grant or enter into any waiver or modification with respect to) such drag-along rights; provided, however, that no Stockholder shall be required to incur any material expense or liability or commence any legal proceeding.

     8. Certain Other Agreements. From the date of this Agreement until the earlier of (i) the termination of this Agreement, or (ii) the Measurement Date, none of the Stockholders shall, and none of the Stockholders shall authorize or permit any advisor or representative retained by or acting for or on behalf of any such Stockholder to, directly or indirectly, (i) take any action to knowingly solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any offer or proposal for an Acquisition Transaction, other than the transactions contemplated by the Merger Agreement or by this Agreement or (ii) knowingly engage in negotiations, discussions or communications regarding or disclose any information relating to the Company or afford access to the properties, books or records of the Company to any person, corporation, partnership or other entity or group that may be considering making or has made, a proposal for an Acquisition Transaction.

     9. Further Assurances. Each of the Stockholders shall, upon request of Siemens or Acquisition, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Siemens or Acquisition to be necessary or desirable to carry out the provisions hereof and to vest in Siemens the power to vote, grant consents and grant waivers with respect to the Shares as contemplated by Section 6 of this Agreement.

     10. Termination. Except as otherwise provided in this Agreement, this Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earlier of (i) the acquisition by Siemens, through Acquisition or otherwise, of all the Shares; (ii) if the Options havenot been exercised, the termination of the Merger Agreement in accordance with its terms; or (iii) the Effective Time; provided, however, that Section 9 shall survive any termination of this Agreement pursuant to clause (i) of this sentence.

     11. Public Announcements. Each of the Stockholders, Siemens and Acquisition agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties, which consents shall not be unreasonably withheld or delayed; provided, however, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law, and (ii) the party making such disclosure has first used its best efforts to consult with the other party about the form and substance of such disclosure.

     12. Miscellaneous.

     (a) All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

         (1)      if to any or all of the Stockholders, to them in care of:

                  Dort A. Cameron, III
                  The Airlie Group
                  115 East Putnam Avenue
                  Greenwich, Connecticut 06830
                  Facsimile: (203) 661-0479

         with a copy to:

                  Cahill Gordon & Reindel
                  80 Pine Street
                  New York, New York 10005
                  Facsimile (212) 269-5420
                  Attention:  Gerald S. Tanenbaum

         and

         (2)      if to Siemens or Acquisition, to:

                  Siemens Corporation
                  153 East 53rd Street
                  New York, New York 10022
                  Facsimile:  (212) 258-4945
                  Attention:  General Counsel

         with a copy to:

                  Clifford Chance Rogers & Wells LLP

                  200 Park Avenue
                  New York, New York 10166
                  Facsimile:  (212) 878-8375
                  Attention:  John A. Healy

         (3)      if to the Company, to:

                  Entex Information Services, Inc.
                  Six International Drive
                  Rye Brook, New York 10573
                  Facsimile: (914) 935-3880
                  Attention:  Lynne A. Burgess

         with a copy to:

                  Cahill Gordon & Reindel
                  80 Pine Street
                  New York, New York 10005
                  Facsimile (212) 269-5420
                  Attention:  Gerald S. Tanenbaum

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     (b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (c) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

     (d) This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof.

     (e) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

     (f) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such purported assignment shall be null and void; provided, however, that either of Siemens or Acquisition may, without the prior written consent of any Stockholder, assign its rights and obligations to any of its direct or indirect wholly owned subsidiaries. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (g) If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (h) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

     (i) No amendment, modification or waiver in respect to this Agreement shall be effective unless it shall be in writing and signed by each party hereto.

     (j) No person who is or becomes (during the term hereof) a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer, and nothing herein shall limit or affect any action taken by any Stockholder in his or her capacity as an officer or director of the Company in connection with the Company's rights under the Merger Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of Siemens, Acquisition and the Stockholders have caused this Agreement to be duly executed and delivered as of the date first written above.

                              SIEMENS CORPORATION



                              By: /s/ Gerald Wright
                                  --------------------------------------
                              Name: Gerald Wright
                              Title:  Executive Vice President and
                                      Chief Financial Officer


                             By: /s/ Michael Schiefen
                                  --------------------------------------
                             Name: Michael Schiefen
                             Title:  Vice President, Corporate Development


                             EMILIA ACQUISITION CORP.



                             By: /s/ Michael Schiefen
                                  --------------------------------------
                             Name: Michael Schiefen
                             Title: Vice President


                             /s/ Dort A. Cameron III
                             -----------------------
                             DORT A. CAMERON III


                             ENTEX ASSOCIATES L.P.

                             By its General Partner, the Putnam Group, Inc.



                             By: /s/ Dort A. Cameron III
                                 -----------------------
                                   Name: Dort A. Cameron III
                                   Title:


                             /s/ John A. McKenna, Jr.
                             ------------------------
                             JOHN A. MCKENNA, JR.

                                     ANNEX I

                               Ownership of Shares

         Holder                                    Number of Shares
----------------------------------------- --------------------------------------
         Dort A. Cameron, III                          2,669,653
         Entex Associates L.P.                        21,407,739
         John A. McKenna, Jr.                            642,204

                                                                         ANNEX C


                                ESCROW AGREEMENT

     ESCROW AGREEMENT, dated as of ________, 2000, among Siemens Corporation, a Delaware corporation ("Siemens"), Entex Information Services, Inc., a Delaware corporation (the "Company"), ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as escrow agent (the "Escrow Agent"), and Dort
A. Cameron, III (or such successor person selected as Stockholders' Representative pursuant to the Merger Agreement (as defined below) the "Stockholders' Representative").

                                    RECITALS

This Agreement is being entered into pursuant to an Agreement and Plan of Merger dated as of March 13, 2000 (the "Merger Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement) among Siemens, Emilia Acquisition Corp., a Delaware corporation ("Acquisition"), and the Company in order to provide for the deposit with the Escrow Agent of funds that will be held and disbursed, as hereinafter provided and as provided in the Merger Agreement, to make indemnity payments to the Indemnified Parties and (to the extent of any remaining funds) to make payments to certain holders of Company Common Stock.NOW, THEREFORE, the parties hereby agree as follows:

     1. Appointment of the Escrow Agent; Deposit of Escrow Amount. Siemens, the Company and the Stockholders' Representative hereby constitute and appoint the Escrow Agent as, and the Escrow Agent hereby agrees to assume and perform the duties of, escrow agent under and pursuant to this Agreement. The Escrow Agent acknowledges receipt of an executed copy of the Merger Agreement. Pursuant to the Merger Agreement, funds in the amount of Twenty Million Dollars ($20,000,000) (the "Escrow Amount") have been or are to be deposited with the Escrow Agent by Siemens.

     2. The Escrow Fund. The Escrow Amount and all earnings thereon (the Escrow Amount and all such earnings being referred to herein together as the "Escrow Fund") shall be held by the Escrow Agent as a trust fund in a separate account maintained for the purpose, on the terms and subject to the conditions of this Agreement. The Escrow Fund shall not be subject to lien or attachment by any creditor of any party hereto and shall be used solely for the purpose set forth in this Agreement. Except as set forth in Section 8 hereof, amounts held in the Escrow Fund shall not be available to, and shall not be used by, the Escrow Agent to set off any obligations of Siemens, the Company, the Stockholders' Representative or any former holder of Company Common Stock owing to the Escrow Agent in any capacity.

     3. Investment of the Escrow Fund; Taxes.

     (a) Unless otherwise directed in writing by Siemens and the Stockholders' Representative, the Escrow Agent shall invest and reinvest all cash funds held from time to time as part of the Escrow Fund, in bonds or other fixed-income securities, the interest on which is not subject to U.S. federal income tax (including alternative minimum tax) or to New York City or New York State income tax; or if such securities are not available for purchase, in obligations of, or guaranteed by, the government of the United States of America or any State thereof or the District of Columbia, or agencies of any of the foregoing, having maturities of not greater than 90 days (or, if earlier, the Termination Date (as hereinafter defined)); provided that such bonds or other obligations are rated at least A by Moody's Investors Service, Inc. ("Moody's") and A by Standard & Poor's Corporation ("S&P").

     (b) It is not anticipated that Taxes will be payable in respect of earnings on the Escrow Fund; however, to the extent that such Taxes are payable, they shall be the obligation of and shall be paid when due by Siemens but Siemens shall be entitled to be reimbursed the amount of any and all such Tax payments from the Escrow Fund in accordance with Section 5(a). The Escrow Agent shall have no duty or obligation with respect to notifying any party of any taxes due or monitoring the payment of any taxes. Siemens hereby agrees to indemnify and hold harmless the Escrow Agent from and against any liability arising from such taxes, including any failure to pay such taxes.

     4. Claims Against the Escrow Fund.

     (a) Concurrently with the delivery of a Claim Notice to the Escrow Agent and the Stockholders' Representative pursuant to Section 7.5 of the Merger Agreement, Siemens will deliver to the Escrow Agent a certificate in substantially the form of Annex I attached hereto (a "Certificate of Instruction"). No Certificate of Instruction may be delivered by Siemens after 5:00 p.m. New York time on the business day immediately preceding the Termination Date. The Escrow Agent shall give written notice to the Company and the Stockholders' Representative of its receipt of a Certificate of Instruction not later than the second business day next following receipt thereof, together with a copy of such Certificate of Instruction.

     (b) If the Escrow Agent (i) shall not, within 30 calendar days following its receipt of a Certificate of Instruction (the "Objection Period"), have received from the Stockholders' Representative a certificate in substantially the form of Annex II attached hereto (an "Objection Certificate") disputing the right of the applicable Indemnified Party to the Owed Amount (as defined in the Certificate of Instruction) referred to in such Certificate of Instruction, or
(ii) shall have received such an Objection Certificate within the Objection Period and shall thereafter (whether before or after the end of the Objection Period) have received ether (x) a certificate from Siemens and the Stockholders' Representative substantially in the form of Annex III attached hereto (a "Resolution Certificate") stating that Siemens and the Stockholders' Representative have agreed that the Owed Amount referred to in such Certificate of Instruction (or a specified portion thereof) is payable to one or more of the Indemnified Parties or (y) a copy of a final order of the arbitration panel appointed pursuant to Section 7.7 of the Merger Agreement (accompanied by a certificate of Siemens or the Stockholders' Representative substantially in the form of Annex IV attached hereto (an "Arbitration Certificate")) stating that the Owed Amount referred to in such Certificate of Instruction (or a specified portion thereof) is payable to one or more of the Indemnified Parties, then the Escrow Agent shall, on the second business day next following (x) the expiration of the Objection Period or (y) the Escrow Agent's receipt of a Resolution Certificate or an Arbitration Certificate, as the case may be, pay over to Siemens from the Escrow Fund, by wire transfer of immediately available funds to a bank account of Siemens' designation, the amount set forth in said Certificate of Instruction or, if such Resolution Certificate or Arbitration Certificate specifies that an amount other than such Owed Amount is payable, such other amount.

     (c) The Escrow Agent shall give written notice to the Stockholders' Representative and Siemens of its receipt of an Objection Certificate not later than the second business day next following receipt thereof, together with a copy of such Objection Certificate. The Escrow Agent shall give written notice to Siemens and the Stockholders' Representative of its receipt of an Arbitration Certificate or Resolution Certificate not later than the second business day next following receipt thereof, together with a copy of such Arbitration Certificate or Resolution Certificate, as the case may be.

     (d) Upon the payment by the Escrow Agent of the Owed Amount referred to in a Certificate of Instruction, such Certificate of Instruction shall be deemed cancelled. Upon the receipt by the Escrow Agent of a Resolution Certificate or an Arbitration Certificate and the payment by the Escrow Agent of the Owed Amount (or if such Resolution Certificate or Arbitration Certificate specifies that an amount other than such Owed Amount is payable, such other amount), the related Certificate of Instruction shall be deemed cancelled.

     (e) Upon Siemens' determination that it has no claim or has released its claim with respect to an Owed Amount referred to in a Certificate of Instruction (or a specified portion thereof), Siemens will promptly deliver to the Escrow Agent a certificate substantially in the form of Annex V attached hereto (a "Siemens Cancellation Certificate") canceling such Certificate of Instruction (or such specified portion thereof, as the case may be), and such Certificate of Instruction (or portion thereof) shall thereupon be deemed cancelled. The Escrow Agent shall give written notice to Siemens and the Stockholders' Representative of its receipt of a Siemens Cancellation Certificate not later than the second business day next following receipt thereof, together with a copy of such Siemens Cancellation Certificate.

     (f) Upon receipt of a final order of the arbitration panel appointed pursuant to Section 7.7 of the Merger Agreement stating that it is a final order and that none of the Owed Amount referred to in a Certificate of Instruction as to which the Stockholders' Representative delivered an Objection Certificate within the Objection Period is payable to any Indemnified Party pursuant to the Merger Agreement or this Agreement, Siemens and the Stockholders' Representative will promptly deliver to the Escrow Agent a copy of such order (accompanied by a certificate substantially in the form of Annex VI attached hereto (a "Representative Cancellation Certificate")) cancelling such Certificate of Instruction, and such Certificate of Instruction shall thereupon be deemed cancelled. The Escrow Agent shall give written notice to the Stockholders' Representative and Siemens of its receipt of a Representative Cancellation

Certificate not later than the second business day next following receipt thereof, together with a copy of such Representative Cancellation Certificate.

     5. Release of Escrow Fund.

     (a) Earnings Tax Release. To the extent that taxes in respect of earnings on the Escrow Fund become due and payable by Siemens prior to the Termination Date (as hereinafter defined), Siemens shall notify the Stockholders' Representative and the Escrow Agent and upon receipt of such written notice executed by Siemens and the Stockholders' Representative, the Escrow Agent shall pay over to Siemens from the Escrow Fund, by wire transfer of immediately available funds to a bank account of Siemens' designation, a percentage of the taxable earnings sufficient to pay any incremental income Taxes imposed on Siemens as a result of such taxable earnings, as determined by Siemens, subject to the consent of the Stockholders' Representative, which consent shall not be unreasonably withheld.

     (b) Stockholders' Representative Expense Release. To the extent that the Stockholders' Representative incurs any costs or expenses in connection with the performance of his duties and obligations under the Merger Agreement and this Agreement in his capacity as the Stockholders' Representative that exceed the Stockholders' Representative Expense Amount actually paid to the Stockholders' Representative pursuant to the Merger Agreement, the Stockholders' Representative shall notify Siemens and the Escrow Agent and upon receipt of such written notice executed by the Stockholders' Representative, the Escrow Agent shall pay over to the Stockholders' Representative from the Escrow Fund, by wire transfer of immediately available funds to a bank account of the Stockholders' Representative's designation, the amount set forth in such notice.

     (c) Termination Date. The Escrow Agent shall on the date that is eighteen months after the Measurement Date (the "Termination Date") transfer from the Escrow Fund to a separate sub-account (the "Release Account") an amount equal to
(x) the remaining balance of the Escrow Fund less (y) (A) the sum of any amounts designated in Certificates of Instruction received by the Escrow Agent prior to 5:00 p.m. New York time on the business day immediately preceding the Termination Date that have not been cancelled in accordance with paragraph (d),
(e) or (f) of Section 4; (B) the sum of the amounts released or to be released pursuant to paragraphs (a) and (b) above; and (C) the fees and expenses of the Escrow Agent to be deducted from the Escrow Fund as set forth in Section 8. If at any time after the Termination Date the entire balance of the Escrow Fund exceeds the sum at that time of the amounts designated in Certificates of Instruction received by the Escrow Agent prior to the Termination Date that have not been cancelled in accordance with paragraph (d), (e) or (f) of Section 4, the Escrow Agent shall promptly transfer to the Release Account the amount of such excess. At such time on or following the Termination Date as all Certificates of Instruction received by the Escrow Agent prior to the Termination Date have been cancelled in accordance with paragraph (d), (e) or
(f) of Section 4, the Escrow Agent shall promptly transfer to the Release Account the balance in the Escrow Fund. Funds (if any) deposited and held from time to time pursuant to this Agreement in the Release Account, shall be released to the former holders of

Company Common Stock entitled thereto in accordance with the provisions of the Merger Agreement, as instructed in writing by the Stockholders' Representative. After all funds have been disbursed from the Escrow Account and the Release Account, this Agreement (other than Sections 6, 7 and 8) shall automatically terminate.

     6. Duties and Obligations of the Escrow Agent. The duties and obligations of the Escrow Agent shall be limited to and determined solely by the provisions of this Agreement and the certificates delivered in accordance herewith, and the Escrow Agent is not charged with knowledge of or any duties or responsibilities in respect of any other agreement or document (including the Merger Agreement). In furtherance and not in limitation of the foregoing:

     (a) the Escrow Agent shall not be liable for any loss of interest or any penalty sustained or imposed as a result of investments, reinvestments, sales or liquidations made hereunder in accordance with the terms hereof, including any liquidation of any investment of the Escrow Fund prior to its maturity effected in order to make a payment (including any payment of taxes) required by the terms of this Agreement;

     (b) the Escrow Agent shall be fully protected and shall incur no liability in relying in good faith upon any written certification, notice, direction, request, waiver, consent, receipt or other document that the Escrow Agent reasonably believes to be genuine and duly authorized, executed and delivered (including, but not limited to, any documentation from the arbitration panel appointed pursuant to Section 7.7 of the Merger Agreement);

     (c) the Escrow Agent shall not be liable for any error of judgment, or for any action taken, suffered or omitted by it, or for any mistake in fact or law, or for anything that it may do or refrain from doing in connection herewith; provided, however, that notwithstanding any other provision in this Agreement,
(a) the Escrow Agent shall be liable for its willful misconduct or gross negligence or breach of this Agreement; and (b) in no event shall the Escrow Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage;

     (d) the Escrow Agent may seek the advice of legal counsel selected with reasonable care in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability and shall be fully protected in respect of any action taken, omitted or suffered by it in good faith in accordance with the opinion of such counsel;

     (e) in the event that the Escrow Agent shall in any instance, after seeking the advice of legal counsel pursuant to the immediately preceding clause, in good faith be uncertain as to its duties or rights hereunder, it shall be entitled to refrain from taking any action in that instance and its sole obligation, in addition to those of its duties hereunder as to which there is no such uncertainty and which are not impacted by such uncertainty, shall be to keep safely all property held in the Escrow Fund until it shall be directed otherwise in writing by each of the parties hereto or by a final, nonappealable order of a court of competent jurisdiction; provided, however, in the event that the Escrow Agent has not received such written direction or court order within 180 calendar days after requesting the same, it shall have the right to interplead Siemens and the Stockholders' Representative in any court of competent jurisdiction and request that such court determine its rights and duties hereunder;

     (f) the Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through agents or attorneys selected with reasonable care; and

     (g) nothing in this Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business in any jurisdiction other than the State of New York or to act as fiduciary or otherwise and the Escrow Agent shall not be responsible for and shall not be under a duty to examine into or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any agreement amendatory or supplemental hereto.

     7. Cooperation. Siemens and the Stockholders' Representative shall provide to the Escrow Agent all instruments and documents within their respective powers to provide that are necessary for the Escrow Agent to perform its duties and responsibilities hereunder.

     8. Fees and Expenses; Indemnity. The fees, costs and expenses of the Escrow Agent for its services hereunder, including the preparation and delivery of all Form 1099s and other documentation required to be delivered by the Internal Revenue Service, shall be deducted by the Escrow Agent directly from the Escrow Fund prior to any payments or releases pursuant to Section 5; provided that in no event shall such fees exceed [$5,000] per year. Each of Siemens and the Stockholders' Representative, on behalf of the holders of Company Common Stock, shall reimburse and indemnify the Escrow Agent for, and hold it harmless against, any loss, damages, judgment, fine, penalty, claim, demand, settlement, cost or expense, including but not limited to reasonable attorneys' fees, reasonably incurred by the Escrow Agent in connection with the Escrow Agent's acceptance and administration of this Agreement and its performance of its duties and obligations under this Agreement, as well as the reasonable costs and expenses of defending against any claim or liability relating to this Agreement; provided that notwithstanding the foregoing, neither Siemens nor the Stockholders' Representative shall be required to indemnify the Escrow Agent for any such loss, liability, cost or expense arising as a result of the Escrow Agent's willful misconduct or gross negligence or breach of this Agreement and provided, further that in no event shall the Stockholders' Representative, on behalf of the holders of the Company Common Stock, be responsible to reimburse, indemnify or hold the Escrow Agent harmless against any liabilities with respect to income Taxes which, for purposes of this Agreement, are the sole responsibility of Siemens as provided in Section 3(b).

     9. Resignation and Removal of the Escrow Agent.

     (a) The Escrow Agent may resign as such 30 calendar days following the giving of prior written notice thereof to Siemens and the Stockholders' Representative. In addition, the Escrow Agent may be removed and replaced on a date designated in a written instrument signed by Siemens and the Stockholders' Representative and delivered to the Escrow Agent. Notwithstanding the foregoing, no such resignation or removal shall be effective until a successor escrow agent has acknowledged its appointment as such as provided in paragraph (c) below. In either event, upon the effective date of such resignation or removal and upon receipt by the Escrow Agent of any fees, costs and expenses owed or due to it, if any, hereunder the Escrow Agent shall deliver the property comprising the Escrow Fund to such successor escrow agent, together with such records maintained by the Escrow Agent in connection with its duties hereunder and other information with respect to the Escrow Fund as such successor may reasonably request.

     (b) If a successor escrow agent shall not have acknowledged its appointment as such as provided in paragraph (c) below, in the case of a resignation, prior to the expiration of 30 calendar days following the date of a notice of resignation or, in the case of a removal, on the date designated for the Escrow Agent's removal, as the case may be, because Siemens and the Stockholders' Representative are unable to agree on a successor escrow agent, or for any other reason, the Escrow Agent may petition a court of competent jurisdiction to select a successor and any such resulting appointment shall be binding upon all of the parties to this Agreement.

     (c) Upon written acknowledgment by a successor escrow agent appointed in accordance with the foregoing provisions of this Section 9 of its agreement to serve as escrow agent hereunder and the receipt of the property then comprising the Escrow Fund, the Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Agreement, subject to the proviso contained in clause (iii) of Section 6, and such successor escrow agent shall for all purposes hereof be the Escrow Agent.

     10. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given if delivered personally or by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 10) or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

         If to Siemens or the Company, to:

                  Siemens Corporation
                  153 East 53rd Street
                  New York, New York  10021
                  Facsimile No.:  (212) 258-4945
                  Attn:  Legal Department

         If to the Stockholders' Representative, to:

                  Dort A. Cameron, III
                  The Airlie Group
                  115 East Putnam Avenue
                  Greewich, Connecticut 06830
                  Facsimile No.:  (203) 661-0479

         If to the Escrow Agent, to:

                  ChaseMellon Shareholder Services, L.L.C.
                  85 Challenger Road
                  Ridgefield Park, New Jersey  07660
                  Facsimile No.:  (201) 329-8931
                  Attention:  Terence Kivlehan

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     11. Certain Tax Matters. In accordance with Rev. Rul 73-451, 1973-2 C.B. 158, Rev. Rul 77-294, 1977-2 C.B. 173 (as amplified by Rev. Rul 79-91, 1979-1
C.B. 179), and Private Letter Ruling 8629038 (April 18, 1986) as supplemented by Private Letter Ruling 8640021 (July 1, 1986), Siemens and the Stockholders' Representative agree that the establishment of this Escrow Fund amounts to a substantial restriction on the selling stockholders' rights to receive a portion of the purchase price under the Merger Agreement and neither party shall take an inconsistent position on any Tax Return or for any other Tax purpose unless required by applicable law.

     12. Amendments, etc. This Agreement may be amended or modified, and any of the terms hereof may be waived, only by a written instrument duly executed by or on behalf of Siemens and the Stockholders' Representative and, with respect to any amendment that would adversely affect the Escrow Agent, the Escrow Agent. No waiver by any party of any term or condition contained of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

     13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof; provided, however, that all provisions regarding the rights, duties and obligations of the Escrow Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

     14. Business Day. For all purposes of this Agreement, the term "business day" shall mean a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

     15. Miscellaneous. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     16. Dispute Resolution: Negotiation and Arbitration.

     (a) The parties hereto shall resolve any dispute arising out of or relating to this Agreement pursuant to the procedures set forth in Section 7.7 of the Merger Agreement.

     (b) Resolution of disputes under this Section 16 pursuant to the procedures set forth in Section 7.7 of the Merger Agreement shall be the sole and exclusive means of resolving disputes arising out of or relating to this Agreement; provided, however, that nothing herein shall preclude the parties from seeking in any court of competent jurisdiction temporary or interim injunctive relief to the extent necessary to preserve the subject matter of the dispute pending resolution under this Section 16 pursuant to Section 7.7 of the Merger Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                               SIEMENS CORPORATION



                               By:
                                    ---------------------------------------
                                    Name: Gerald Wright
                                    Title:  Executive Vice President and
                                            Chief Financial Officer



                               By:
                                    ---------------------------------------
                                    Name: Michael Schiefen
                                    Title:  Vice President,
                                            Corporate Development


                               ENTEX INFORMATION SERVICES, INC.



                               By:
                                    ---------------------------------------
                                    Name:
                                    Title:



                               By:
                                    ---------------------------------------
                                    Dort A. Cameron, III
                                    Stockholders' Representative


                               CHASEMELLON SHAREHOLDER
                               SERVICES, L.L.C.



                               By:
                                    ---------------------------------------
                                    Name:
                                    Title:

                                     ANNEX I


                           CERTIFICATE OF INSTRUCTION

                                       to

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                 as Escrow Agent

     The undersigned, Siemens Corporation, a Delaware corporation ("Siemens"), pursuant to Section 4(a) of the Escrow Agreement dated as of _______, 2000 among Siemens, Entex Information Services, Inc., a Delaware corporation, Dort A. Cameron, III (the "Stockholders' Representative") and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby:

     (a) certifies that (i) Siemens or another Indemnified Party has sent to the Escrow Agent and the Stockholders' Representative a Claim Notice (as such term is defined in the Merger Agreement), a copy of which is attached hereto, and
(ii) the amount of $___________ (the "Owed Amount") is payable to the Indemnified Parties pursuant to Section 8 of the Merger Agreement by reason of the matter described in such Claim Notice; and

     (b) instructs you to pay to Siemens from the Escrow Fund the Owed Amount, by wire transfer of immediately available funds to Siemens' account at _________________, __________________, _________, _________ (Account
No.:_________), unless you receive an Objection Certificate from the Stockholders' Representative prior to the expiration of the Objection Period. If you receive an Objection Certificate within the Objection Period, within two business days following your receipt of a Resolution Certificate or an Arbitration Certificate, you are to pay to Siemens the amount specified in such Resolution Certificate or Arbitration Certificate.

                                     SIEMENS CORPORATION



                                     By:
                                          -------------------------------------
                                          Name:
                                          Title:


Dated:  ____________, ____

                                    ANNEX II


                              OBJECTION CERTIFICATE

                                       To

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                 As Escrow Agent

     The undersigned, Dort A. Cameron, III (the "Stockholders' Representative"), pursuant to Section 4(b) of the Escrow Agreement dated as of ________, 2000 among Siemens Corporation, a Delaware corporation ("Siemens"), Entex Information Services, Inc., a Delaware corporation, the Stockholders' Representative and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby:

     (a) disputes that the Owed Amount referred to in the Certificate of Instruction dated _________, ____ is payable to the Indemnified Parties pursuant to Section 8 of the Merger Agreement;

     (b) certifies that the undersigned has sent to Siemens a written statement dated ___________, ____ of the undersigned, a copy of which is attached hereto, disputing its liability to the Indemnified Parties for the Owed Amount; and

     (c) objects to your making payment to Siemens as provided in such Certificate of Instruction.

                              By:
                                   ---------------------------------------
                                   Dort A. Cameron, III
                                   Stockholders' Representative


Dated: _____________, ____

                                    ANNEX III

                             RESOLUTION CERTIFICATE

                                       to

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                 as Escrow Agent

     The undersigned, Siemens Corporation, a Delaware corporation ("Siemens"), and Dort A. Cameron, III (the "Stockholders' Representative"), pursuant to
Section 4(b) of the Escrow Agreement dated as of ________, 2000 among Siemens, Entex Information Services, Inc., a Delaware corporation, the Stockholders' Representative and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby:

     (a) certify that (i) Siemens and the Stockholders' Representative have resolved their dispute as to the matter described in the Certificate of Instruction dated __________, ____ and the related Objection Certificate dated ___________, ____ and (ii) the final Owed Amount with respect to the matter described in such Certificates is $______________;

     (b) instruct you to pay to Siemens from the Escrow Fund the final Owed Amount referred to in clause (ii) of paragraph (a) above, by wire transfer of immediately available funds to Siemens' account at ____________________, _________________, ________, ________ (Account No.: ___________), within two business days of your receipt of this Certificate; and

     (c) agree that the Owed Amount designated in such Certificate of Instruction, to the extent, if any, it exceeds the Owed Amount referred to in clause (ii) of paragraph (a) above, shall be deemed not payable to the Indemnified Parties and such Certificate of Instruction is hereby cancelled.

                                SIEMENS CORPORATION



                                By:
                                     ---------------------------------------
                                     Name:
                                     Title:


                                By:
                                     ---------------------------------------
                                     Dort A. Cameron, III
                                     Stockholders' Representative


Dated: _____________, ____

                                    ANNEX IV

                             ARBITRATION CERTIFICATE

                                       to

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                 as Escrow Agent

     The undersigned, [Siemens Corporation, a Delaware corporation ("Siemens") or Dort A. Cameron, III (the "Stockholders' Representative")], pursuant to
Section 4(b) of the Escrow Agreement dated as of ________, 2000 among Siemens, Entex Information Services, Inc., a Delaware corporation, the Stockholders' Representative and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby:

     (a) certify that (i) attached hereto is a final order of the arbitration panel appointed pursuant to Section 7.7 of the Merger Agreement resolving the dispute between Siemens and the Stockholders' Representative as to the matter described in the Certificate of Instruction dated ____________, ____ and the related Objection Certificate dated ____________, ____ and (ii) the final Owed Amount with respect to the matter described in such Certificates, as provided in such order, is $______________;

     (b) instruct you to pay to Siemens from the Escrow Fund the Owed Amount referred to in clause (ii) of paragraph (a) above, by wire transfer of immediately available funds to Siemens' account at _____________________, ________________, _______, _______ (Account No.: ____________), within two business days of your receipt of this Certificate; and

     (c) agree that the Owed Amount designated in such Certificate of Instruction, to the extent, if any, it exceeds the Owed Amount referred to in clause (ii) of paragraph (a) above, shall be deemed not payable to the Indemnified Parties and such Certificate of Instruction is hereby cancelled.

                            SIEMENS CORPORATION


                            By:
                                ---------------------------------------
                                 Name:
                                 Title:



                                 ---------------------------------------
                                 Dort A. Cameron, III
                                 Stockholders' Representative


Dated:  ____________, ____

                                     ANNEX V

                        SIEMENS CANCELLATION CERTIFICATE

                                       to

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                 as Escrow Agent

     The undersigned, Siemens Corporation, a Delaware corporation ("Siemens"), pursuant to Section 4(e) of the Escrow Agreement dated as of _______, 2000 among Siemens, Entex Information Services, Inc., a Delaware corporation, Dort A. Cameron, III (the "Stockholders' Representative") and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby:

     (a) certifies that (i) it hereby releases its claim with respect to [all] [specify portion] of the Owed Amount designated in the Certificate of Instruction dated _____________, ____ and (ii) as a result, the Owed Amount with respect to such Certificate of Instruction is $__________; and

     (b) agrees that such Certificate of Instruction is, to the extent of the claim released as provided in clause (i) of paragraph (a) above, cancelled.

                               SIEMENS CORPORATION



                               By:
                                    ----------------------------------------
                                    Name:
                                    Title:


Dated:  ____________, ____

                                    ANNEX VI

                     REPRESENTATIVE CANCELLATION CERTIFICATE

                                       to

                     CHASEMELLON SHAREHOLDER SERVICES, L.L.C

                                 as Escrow Agent

     The undersigned, Dort A. Cameron, III (the "Stockholders' Representative") and Siemens Corporation, a Delaware corporation ("Siemens"), pursuant to Section 4(f) of the Escrow Agreement dated as of ______, 2000 among Siemens, Entex Information Services, Inc., a Delaware corporation, the Stockholders' Representative and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby certify that (i) attached hereto is a final order of the AAA resolving the dispute between Siemens and the Stockholders' Representative as to the matter described in the Certificate of Instruction dated ____________, ____ and the related Objection Certificate dated ____________, ____ and (ii) as provided in such order, there is no Owed Amount with respect to the matter described in such Certificates.

                              By:
                                    ----------------------------------------
                                    Dort A. Cameron, III
                                    Stockholders' Representative


                              SIEMENS CORPORATION



                              By:
                                   ----------------------------------------
                                   Name:
                                   Title:


Dated:  ____________, ____

                                                                         ANNEX D


                              TAX ESCROW AGREEMENT

     TAX ESCROW AGREEMENT, dated as of ________, 2000, among Siemens Corporation, a Delaware corporation ("Siemens"), Entex Information Services, Inc., a Delaware corporation (the "Company"), ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as escrow agent (the "Tax Escrow Agent"), and Dort A. Cameron, III (or such successor person selected as Stockholders' Representative pursuant to the Merger Agreement (as defined below) the "Stockholders' Representative").

                                    RECITALS

     A. This Agreement is being entered into pursuant to an Agreement and Plan of Merger dated as of March 13, 2000 (the "Merger Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement) among Siemens, Emilia Acquisition Corp., a Delaware corporation ("Acquisition"), and the Company in order to provide for the deposit with the Tax Escrow Agent of funds that will be held and disbursed, as hereinafter provided and as provided in the Merger Agreement, to make payments to Siemens and (to the extent of any remaining funds) to make payments to certain former holders of Company Common Stock.

     B. For purposes of clarification, the funds deposited with the Tax Escrow Agent pursuant to this Agreement are intended to provide Siemens with indemnification from and protection against potential Losses resulting from the outcome of the matters described in that certain revenue agent report (the "RAR") that was submitted to the U.S. Congressional Joint Committee on Taxation (the "Joint Committee") on January 5, 2000, a copy of which is attached hereto as Exhibit A, and certain state and local tax matters related thereto (collectively, the "Tax Matters"), following the audit of the Company with respect to its fiscal 1994, 1995 and 1996 tax years (collectively, the "Audited Tax Years"), conducted by the Internal Revenue Service (the "IRS").

     C. The parties have procured and paid for certain insurance policies, copies of which are attached hereto as Exhibit B (collectively, the "Insurance Policies"), to provide indemnification and protection against potential Losses resulting from the Tax Matters in excess of, and in certain circumstances in place of, the funds deposited hereunder, and intend to clarify their rights with respect to participation in and control of all actions, proceedings and claims relating to the Tax Matters.

     NOW, THEREFORE, the parties hereby agree as follows:

     1. Appointment of the Tax Escrow Agent; Deposit of Tax Escrow Amount. Siemens, the Company and the Stockholders' Representative hereby constitute and appoint the

Tax Escrow Agent as, and the Tax Escrow Agent hereby agrees to assume and perform the duties of, escrow agent under and pursuant to this Agreement. The Tax Escrow Agent acknowledges receipt of an executed copy of the Merger Agreement and copies of the RAR and the Insurance Policies. Pursuant to the Merger Agreement, funds in the amount of _________________ ($__________) (the "Tax Escrow Amount") have been or are to be deposited with the Tax Escrow Agent by Siemens.

     2. The Tax Escrow Fund. The Tax Escrow Amount and all earnings thereon (the Tax Escrow Amount and all such earnings being referred to herein together as the "Tax Escrow Fund") shall be held by the Tax Escrow Agent as a trust fund in a separate account maintained for the purpose, on the terms and subject to the conditions of this Agreement. The Tax Escrow Fund shall not be subject to lien or attachment by any creditor of any party hereto and shall be used solely for the purpose set forth in this Agreement. Except as set forth in Section 8 hereof, amounts held in the Tax Escrow Fund shall not be available to, and shall not be used by, the Tax Escrow Agent to set off any obligations of Siemens, the Company, the Stockholders' Representative or any former holder of Company Common Stock owing to the Tax Escrow Agent in any capacity.

     3. Investment of the Tax Escrow Fund; Taxes.

     (a) Unless otherwise directed in writing by Siemens and the Stockholders' Representative, the Tax Escrow Agent shall invest and reinvest all cash funds held from time to time as part of the Tax Escrow Fund, in bonds or other fixed-income securities, the interest on which is not subject to U.S. federal income tax (including alternative minimum tax) or to New York City or New York State income tax; or if such securities are not available for purchase, in obligations of, or guaranteed by, the government of the United States of America or any State thereof or the District of Columbia, or agencies of any of the foregoing, having maturities of not greater than 90 days (or, if earlier, the Termination Date (as hereinafter defined)); provided that such bonds or other obligations are rated at least A by Moody's Investors Service, Inc. ("Moody's") and A by Standard & Poor's Corporation ("S&P").

     (b) It is not anticipated that Taxes will be payable in respect of earnings on the Tax Escrow Fund; however, to the extent that such Taxes are payable, they shall be the obligation of and shall be paid when due by Siemens but Siemens shall be entitled to be reimbursed the amount of any and all such Tax payments from the Tax Escrow Fund in accordance with Section 5(a). The Tax Escrow Agent shall have no duty or obligation with respect to notifying any party of any taxes due or monitoring the payment of any taxes. Siemens hereby agrees to indemnify and hold harmless the Tax Escrow Agent from and against any liability arising from such taxes, including any failure to pay such taxes.

     4. Claims Against the Tax Escrow Fund. On the Release Date (as hereinafter defined), Siemens will deliver to the Tax Escrow Agent a certificate in substantially the form of Annex I attached hereto (a "Resolution Certificate"). The Tax Escrow Agent shall give written notice to the Company and the Stockholders' Representative of its receipt of the Resolution Certificate not later than the second business day next following receipt thereof, together with a copy of such Resolution Certificate.

     For purposes of this Agreement, the term "Release Date" shall mean the first to occur of (i) the date the Company receives a refund of all or any portion of the amounts claimed in the RAR; provided such refund has been approved by the Joint Committee; (ii) the date the Company and the IRS reach a settlement or compromise of all open issues between the Company and the IRS with respect to the Audited Tax Years that is fully effective and requires no further governmental authorization, whether or not such settlement or compromise closes the applicable statute of limitations with respect to the Audited Tax Years, and any agreed upon refunds are received by the Company and/or any agreed upon assessments by the IRS, along with any assessments relating to Other Income Tax (as defined in the Insurance Policies) resulting solely from the settlement or compromise with the IRS have been paid; and (iii) the date that is 15 business days after the final expiration of all limitation periods (as extended or tolled) applicable under the Code with respect to the Audited Tax Years.

     5. Release of Tax Escrow Fund.

     (a) Earnings Tax Release. To the extent that Taxes in respect of earnings on the Tax Escrow Fund become due and payable by Siemens prior to the Termination Date (as hereinafter defined), Siemens shall notify the Stockholders' Representative and the Tax Escrow Agent and upon receipt of such written notice executed by Siemens and the Stockholders' Representative, the Tax Escrow Agent shall pay over to Siemens from the Tax Escrow Fund, by wire transfer of immediately available funds to a bank account of Siemens' designation, a percentage of the taxable earnings sufficient to pay any incremental income Taxes imposed on Siemens as a result of such taxable earnings, as determined by Siemens, subject to the consent of the Stockholders' Representative, which consent shall not be unreasonably withheld.

     (b) Expense Release. To the extent that (i) Siemens incurs any costs or expenses in connection with any action, proceeding or claim relating solely to the Tax Matters, Siemens shall notify the Stockholders' Representative and the Tax Escrow Agent and upon receipt of such written notice executed by Siemens, the Tax Escrow Agent shall pay over to Siemens from the Tax Escrow Fund, by wire transfer of immediately available funds to a bank account of Siemens' designation, the amount set forth in such notice or (ii) the Stockholders' Representative incurs any costs or expenses in connection with any action, proceeding or claim relating solely to the Tax Matters that, together with all other costs and expenses incurred by the

Stockholders' Representative in his capacity as such in connection with the transactions contemplated by the Merger Agreement and the Escrow Agreement, exceed the Stockholders' Representative Expense Amount actually paid to the Stockholders' Representative pursuant to the Merger Agreement, the Stockholders' Representative shall notify Siemens and the Tax Escrow Agent and upon receipt of such written notice executed by the Stockholders' Representative, the Tax Escrow Agent shall pay over to the Stockholders' Representative from the Tax Escrow Fund, by wire transfer of immediately available funds to a bank account of the Stockholders' Representative's designation, the amount set forth in such notice; provided, however, that prior to the Release Date, no amounts shall be released from the Tax Escrow Fund for the reimbursement of the costs or expenses of Siemens or the Stockholders' Representative unless such costs and expenses are characterized as Specified Losses (as such term is defined in the Insurance Policies).

     (c) Termination Date. The Tax Escrow Agent shall on the date that is no later than five business days following its receipt of a Resolution Certificate (the "Termination Date"), transfer from the Tax Escrow Fund to (i) Siemens, the amount of the assessment by the IRS for Federal Specified Losses (as defined in the Insurance Policies), together with any Other Income Tax assessments resulting solely from a settlement or compromise with the IRS or other Governmental Entity of the Tax Matters as set forth in the Resolution Certificate and (ii) to a separate sub-account (the "Release Account") an amount equal to (x) the remaining balance of the Tax Escrow Fund less (y) (A) the sum of the amounts released or to be released pursuant to paragraphs (a) and (b) above and (B) the fees and expenses of the Tax Escrow Agent to be deducted from the Tax Escrow Fund as set forth in Section 8. Funds (if any) deposited and held from time to time pursuant to this Agreement in the Release Account shall be released (i) first, to the extent the sum of (x) the Stockholders' Representative Expense Amount actually paid to the Stockholders' Representative pursuant to the Merger Agreement and (y) amounts released to the Stockholders' Representative pursuant to paragraph (b) above is less than $500,000, to the Stockholders' Representative in an amount equal to the amount by which such amount referred to in the immediately preceding classes (x) and (y) is less than $500,000 and (ii) second, to the extent of all remaining funds, to the former holders of Company Common Stock entitled thereto in accordance with the provisions of the Merger Agreement, as instructed in writing by the Stockholders' Representative. After all funds have been disbursed from the Escrow Account and the Release Account, this Agreement (other than Sections 6, 7 and 8) shall automatically terminate.

     6. Duties and Obligations of the Tax Escrow Agent. The duties and obligations of the Tax Escrow Agent shall be limited to and determined solely by the provisions of this Agreement and the certificates delivered in accordance herewith, and the Tax Escrow Agent is not charged with knowledge of or any duties or responsibilities in respect of any other agreement or document (including the Merger Agreement, the RAR and the Insurance Policies). In furtherance and not in limitation of the foregoing:

     (a) the Tax Escrow Agent shall not be liable for any loss of interest or any penalty sustained or imposed as a result of investments, reinvestments, sales or liquidations made hereunder in accordance with the terms hereof, including any liquidation of any investment of the Tax Escrow Fund prior to its maturity effected in order to make a payment (including any payment of taxes) required by the terms of this Agreement;

     (b) the Tax Escrow Agent shall be fully protected and shall incur no liability in relying in good faith upon any written certification, notice, direction, request, waiver, consent, receipt or other document that the Tax Escrow Agent reasonably believes to be genuine and duly authorized, executed and delivered (including, but not limited to, any documentation from the arbitration panel appointed pursuant to Section 7.7 of the Merger Agreement);

     (c) the Tax Escrow Agent shall not be liable for any error of judgment, or for any action taken, suffered or omitted by it, or for any mistake in fact or law, or for anything that it may do or refrain from doing in connection herewith; provided, however, that notwithstanding any other provision in this Agreement, (a) the Tax Escrow Agent shall be liable for its willful misconduct or gross negligence or breach of this Agreement; and (b) in no event shall the Tax Escrow Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Tax Escrow Agent has been advised of the likelihood of such loss or damage;

     (d) the Tax Escrow Agent may seek the advice of legal counsel selected with reasonable care in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability and shall be fully protected in respect of any action taken, omitted or suffered by it in good faith in accordance with the opinion of such counsel;

     (e) in the event that the Tax Escrow Agent shall in any instance, after seeking the advice of legal counsel pursuant to the immediately preceding clause, in good faith be uncertain as to its duties or rights hereunder, it shall be entitled to refrain from taking any action in that instance and its sole obligation, in addition to those of its duties hereunder as to which there is no such uncertainty and which are not impacted by such uncertainty, shall be to keep safely all property held in the Tax Escrow Fund until it shall be directed otherwise in writing by each of the parties hereto or by a final, nonappealable order of a court of competent jurisdiction; provided, however, in the event that the Tax Escrow Agent has not received such written direction or court order within 180 calendar days after requesting the same, it shall have the right to interplead Siemens and the Stockholders' Representative in any court of competent jurisdiction and request that such court determine its rights and duties hereunder;

     (f) the Tax Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through agents or attorneys selected with reasonable care; and

     (g) nothing in this Agreement shall be deemed to impose upon the Tax Escrow Agent any duty to qualify to do business in any jurisdiction other than the State of New York or to act as fiduciary or otherwise and the Tax Escrow Agent shall not be responsible for and shall not be under a duty to examine into or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any agreement amendatory or supplemental hereto.

     7. Cooperation. Siemens and the Stockholders' Representative shall provide to the Tax Escrow Agent all instruments and documents within their respective powers to provide that are necessary for the Tax Escrow Agent to perform its duties and responsibilities hereunder.

     8. Fees and Expenses; Indemnity. The fees, costs and expenses of the Tax Escrow Agent for its services hereunder, including the preparation and delivery of all Form 1099s and other documentation required to be delivered by the IRS, shall be deducted by the Tax Escrow Agent directly from the Tax Escrow Fund prior to any payments or releases pursuant to Section 5; provided that in no event shall such fees exceed [$5,000] per year. Each of Siemens and the Stockholders' Representative, on behalf of the holders of Company Common Stock, shall reimburse and indemnify the Tax Escrow Agent for, and hold it harmless against, any loss, damages, judgment, fine, penalty, claim, demand, settlement, cost or expense, including but not limited to reasonable attorneys' fees, reasonably incurred by the Tax Escrow Agent in connection with the Tax Escrow Agent's acceptance and administration of this Agreement and its performance of its duties and obligations under this Agreement, as well as the reasonable costs and expenses of defending against any claim or liability relating to this Agreement; provided that notwithstanding the foregoing, neither Siemens nor the Stockholders' Representative shall be required to indemnify the Tax Escrow Agent for any such loss, liability, cost or expense arising as a result of the Tax Escrow Agent's willful misconduct or gross negligence or breach of this Agreement and provided, further that in no event shall the Stockholders' Representative, on behalf of the holders of the Company Common Stock, be responsible to reimburse, indemnify or hold the Tax Escrow Agent harmless against any liabilities with respect to income Taxes which, for purposes of this Agreement, are the sole responsibility of Siemens as provided in Section 3(b).

     9. Proceeding Relating to Tax Matters. Notwithstanding anything to the contrary contained in the Merger Agreement, Siemens and the Stockholders' Representative hereby agree that the following shall apply with respect to all actions, proceedings and other claims relating solely to

(or in the case of actions, proceedings and other claims not relating solely to but including Tax Matters, that portion of the action, proceeding or claim relating solely to) the Tax Matters:

     (a) Until such time as the dollar amount of any dispute or claim with the IRS and any other Governmental Entity with respect to the Tax Matters is greater than the amounts then available in the Tax Escrow Fund (such amount being the "Indemnity Cushion"), the Stockholders' Representative shall have the right to conduct and control, through counsel of its own choosing, reasonably acceptable to Siemens, any action, proceeding or other claim relating solely to (or in the case of actions, proceedings and other claims not relating solely to but including Tax Matters, that portion of the action, proceeding or claim relating solely to) the Tax Matters, but Siemens may, at its election, participate in any such action, proceeding or claim at its sole cost and expense; provided, however, that if the Stockholders' Representative shall fail to promptly assume and thereafter diligently prosecute any such action, proceeding or claim, then Siemens may assume, through counsel of its own choosing, the control and conduct of such action, proceeding or claim, subject to the right of the Stockholders' Representative to participate therein as provided in Section 9(b). If the Stockholders' Representative has control of the action, proceeding or claim on the date of proposed settlement, the Stockholders' Representative may settle any action, proceeding or claim, the control and conduct of which it is entitled to hereunder, but only with the written consent of Siemens, such consent not to be unreasonably withheld or delayed.

     (b) Subject to the limitations and procedures contained in the Insurance Policies, from and after the first time the dollar amount of any dispute or claim with the IRS and any other Governmental Entity with respect to the Tax Matters is greater than the Indemnity Cushion, Siemens shall have the right to assume control and conduct, through counsel of its own choosing, reasonably acceptable to the Stockholders' Representative, of all pending actions, proceedings or other claims with respect to the Tax Matters (including actions, proceedings and claims whose defense hitherto has been controlled by the Stockholders' Representative) and thereafter to conduct and control, through counsel of its own choosing, reasonably acceptable to the Stockholders' Representative, any and all actions, proceedings and claims relating to the Tax Matters that may thereafter arise; provided, that the Stockholders' Representative may, at its election, continue to participate or participate, as the case may be, in any such action, proceedings or claim, at its sole cost and expense. Subject to the limitations and procedures contained in the Insurance Policies, Siemens may settle or otherwise compromise any action, proceeding or claim which they are entitled to control hereunder, but only with the prior written consent of the Stockholders' Representative, such consent not to be unreasonably withheld or delayed.

     For purposes of clarification, Siemens and the Stockholders' Representative agree that in all actions, proceedings and claims not related solely to (and, in the case of actions, proceedings and other claims not relating solely to, but including Tax Matters, that portion of the action, proceeding or claim not relating solely to) the Tax Matters, the provisions of Section 7.6 of the Merger Agreement shall apply.

     10. Resignation and Removal of the Tax Escrow Agent.

     (a) The Tax Escrow Agent may resign as such 30 calendar days following the giving of prior written notice thereof to Siemens and the Stockholders' Representative. In addition, the Tax Escrow Agent may be removed and replaced on a date designated in a written instrument signed by Siemens and the Stockholders' Representative and delivered to the Tax Escrow Agent. Notwithstanding the foregoing, no such resignation or removal shall be effective until a successor escrow agent has acknowledged its appointment as such as provided in paragraph (c) below. In either event, upon the effective date of such resignation or removal and upon receipt by the Tax Escrow Agent of any fees, costs and expenses owed or due to it, if any, hereunder the Tax Escrow Agent shall deliver the property comprising the Tax Escrow Fund to such successor escrow agent, together with such records maintained by the Tax Escrow Agent in connection with its duties hereunder and other information with respect to the Tax Escrow Fund as such successor may reasonably request.

     (b) If a successor escrow agent shall not have acknowledged its appointment as such as provided in paragraph (c) below, in the case of a resignation, prior to the expiration of 30 calendar days following the date of a notice of resignation or, in the case of a removal, on the date designated for the Tax Escrow Agent's removal, as the case may be, because Siemens and the Stockholders' Representative are unable to agree on a successor escrow agent, or for any other reason, the Tax Escrow Agent may petition a court of competent jurisdiction to select a successor and any such resulting appointment shall be binding upon all of the parties to this Agreement.

     (c) Upon written acknowledgment by a successor escrow agent appointed in accordance with the foregoing provisions of this Section 10 of its agreement to serve as escrow agent hereunder and the receipt of the property then comprising the Tax Escrow Fund, the Tax Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Agreement, subject to the proviso contained in clause (iii) of Section 6, and such successor escrow agent shall for all purposes hereof be the Tax Escrow Agent.

     11. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given if delivered personally or by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 11) or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

         If to Siemens or the Company, to:

                  Siemens Corporation
                  153 East 53rd Street
                  New York, New York  10021
                  Facsimile No.:  (212) 258-4945
                  Attn:  Legal Department

         If to the Stockholders' Representative, to:

                  Dort A. Cameron, III
                  The Airlie Group
                  115 East Putnam Avenue
                  Greenwich, Connecticut  06830
                  Facsimile No.:  (203) 661-0479

         If to the Tax Escrow Agent, to:

                  ChaseMellon Shareholder Services, L.L.C.
                  85 Challenger Road
                  Ridgefield Park, New Jersey  07660
                  Facsimile No.:  (201) 329-8931
                  Attention:  Terence Kivlehan

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     12. Certain Tax Matters. In accordance with Rev. Rul 73-451, 1973-2 C.B. 158, Rev. Rul 77-294, 1977-2 C.B. 173 (as amplified by Rev. Rul 79-91, 1979-1
C.B. 179), and Private Letter Ruling 8629038 (April 18, 1986) as supplemented by Private Letter Ruling 8640021 (July 1, 1986), Siemens and the Stockholders' Representative agree that the establishment of this Tax Escrow Fund amounts to a substantial restriction on the selling stockholders' rights to receive a portion of the purchase price under the Merger Agreement and neither party shall take an inconsistent position on any Tax Return or for any other Tax purpose unless required by applicable law.

     13. Amendments, etc. This Agreement may be amended or modified, and any of the terms hereof may be waived, only by a written instrument duly executed by or on behalf of Siemens and the Stockholders' Representative and, with respect to any amendment that would adversely affect the Tax Escrow Agent, the Tax Escrow Agent. No waiver by any party of any term or condition contained of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

     14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof; provided, however, that all provisions regarding the rights, duties and obligations of the Tax Escrow Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

     15. Business Day. For all purposes of this Agreement, the term "business day" shall mean a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

     16. Miscellaneous. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

     17. Dispute Resolution: Negotiation and Arbitration.

     (a) The parties hereto shall resolve any dispute arising out of or relating to this Agreement pursuant to the procedures set forth in Section 7.7 of the Merger Agreement.

     (b) Resolution of disputes under this Section 17 pursuant to the procedures set forth in Section 7.7 of the Merger Agreement shall be the sole and exclusive means of resolving disputes arising out of or relating to this Agreement; provided, however, that nothing herein shall preclude the parties from seeking in any court of competent jurisdiction temporary or interim injunctive relief to the extent necessary to preserve the subject matter of the dispute pending resolution under this Section 17 pursuant to Section 7.7 of the Merger Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                               SIEMENS CORPORATION

                               By:
                                   ------------------------------------------
                                   Name: Gerald Wright
                                   Title:  Executive Vice President and
                                           Chief Financial Officer


                               By:
                                   ------------------------------------------
                                   Name: Michael Schiefen
                                   Title:  Vice President, Corporate Development


                               ENTEX INFORMATION SERVICES, INC.


                               By:
                                   ------------------------------------------
                                    Name:
                                    Title:


                               By:
                                   ------------------------------------------
                                    Name:  Dort A. Cameron, III
                                    Title:  Stockholders' Representative


                               CHASEMELLON SHAREHOLDER
                               SERVICES, L.L.C.


                               By:
                                   ------------------------------------------
                                    Name:
                                    Title:

                                     ANNEX I

                             RESOLUTION CERTIFICATE

                                       to

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                               as Tax Escrow Agent

     The undersigned, Siemens Corporation, a Delaware corporation ("Siemens") and Dort A. Cameron, III (the "Stockholders' Representative"), pursuant to
Section 4(a) of the Escrow Agreement dated as of _______, 2000 among Siemens, Entex Information Services, Inc., a Delaware corporation, the Stockholders' Representative and you (terms defined in the Escrow Agreement have the same meanings when used herein), hereby:

     (a) certifies that (i) [the amount of $___________ is payable to Siemens] [no amount is owed to Siemens] pursuant to Section 4(a) of the Escrow Agreement by reason of the resolution of the Tax Matters and (ii) [the amount of $________ is to be released to the Release Account and is to be released to the former holders of Company Common Stock as set forth in Section 5(c) of the Escrow Agreement] [ no amount is to be released to the Release Account] [; and

     (c) instructs you to pay to Siemens from the Tax Escrow Fund the amount specified above, by wire transfer of immediately available funds to Siemens' account at _________________, __________________, _________, _________ (Account
No.:_________).]


                              SIEMENS CORPORATION


                              By:
                                   ------------------------------------------
                                   Name:
                                   Title:

Dated:  ____________, ____

                                                                         ANNEX E


                             DELAWARE CODE ANNOTATED
                              TITLE 8. CORPORATIONS
                       CHAPTER 1. GENERAL CORPORATION LAW
               SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION
      Copyright C 1975-1999 by The State of Delaware. All rights reserved.
                  Current through End of 1999 First Spec. Sess.

     (S) 262 Appraisal rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to S 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to S 251 (other than a merger effected pursuant to S 251(g) of this title), S 252, S 254, S 257, S 258, S 263 or S 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of S 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SS 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under S 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to S 228 or S 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviv-ing or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, S 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, S 24; 57 Del.
Laws, c. 148, SS 27-29; 59 Del. Laws, c. 106, S 12; 60 Del. Laws, c. 371, SS
3-12; 63 Del. Laws, c. 25, S 14; 63 Del. Laws, c. 152, SS 1, 2; 64 Del. Laws, c.
112, SS 46-54; 66 Del. Laws, c. 136, SS 30-32; 66 Del. Laws, c. 352, S 9; 67
Del. Laws, c. 376, SS 19, 20; 68 Del. Laws, c. 337, SS 3, 4; 69 Del. Laws, c.
61, S 10; 69 Del. Laws, c. 262, SS 1-9; 70 Del. Laws, c. 79, S 16; 70 Del. Laws,
c. 186, S 1; 70 Del. Laws, c. 299, SS 2, 3; 70 Del. Laws, c. 349, S 22; 71 Del.
Laws, c. 120, S 15; 71 Del. Laws, c. 339, SS 49-52.)

                                                                         ANNEX F

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K
(Mark one)
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended June 27, 1999

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from to

                        Commission file number 000-23457

                        ENTEX INFORMATION SERVICES, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                     93-133715291
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)
Six International Drive, Rye Brook, New York                10573-1058
   (Address of principal executive offices)                 (Zip Code)


               Registrant's telephone number, including area code:
                                 (914) 935-3600

           Securities registered pursuant to Section 12(b) of the Act:
                                      None

           Securities registered pursuant to Section 12(g) of the Act:
                         Common Stock, $.0001 Par Value
                                (Title of class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

     The aggregate market value of voting and non-voting common equity of the registrant held by non-affiliates of the registrant, as of June 27, 1999, was $22,487,534.

     Number of shares of Common Stock, $.0001 par value, outstanding as of June 27, 1999: 32,437,070 (excluding 82,500 treasury shares).

                      DOCUMENTS INCORPORATED BY REFERENCE:
                         Exhibit list begins on page 33

                                TABLE OF CONTENTS

                                                                            Page

PART I   .....................................................................1

       ITEM 1.      BUSINESS..................................................1
       ITEM 2.      PROPERTIES................................................8
       ITEM 3.      LEGAL PROCEEDINGS.........................................9
       ITEM 4.      SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.......9

PART II  ....................................................................10

       ITEM 5.      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
                    STOCKHOLDER MATTERS......................................10
       ITEM 6.      SELECTED FINANCIAL DATA..................................10
       ITEM 7.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATION.......................13
       ITEM 7A.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
                    MARKET RISK..............................................18
       ITEM 8.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..............18
       ITEM 9.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                    ACCOUNTING AND FINANCIAL DISCLOSURE......................20

PART III ....................................................................20

       ITEM 10.     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.......20
       ITEM 11.     EXECUTIVE COMPENSATION...................................23
       ITEM 12.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                    MANAGEMENT...............................................28
       ITEM 13.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........29

PART IV .....................................................................32

       ITEM 14.     EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND
                    REPORTS ON FORM 8-K......................................32

SIGNATURES...................................................................37

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................39

                                     PART I

     References contained herein to Fiscal 1995, Fiscal 1996, Fiscal 1997, Fiscal 1998 and Fiscal 1999 mean the fiscal years ended July 2, 1995, June 30, 1996, June 29, 1997, June 28, 1998 and June 27, 1999, respectively. As used herein, unless the context otherwise requires, "ENTEX" or the "Company" refers to ENTEX Information Services, Inc. and its subsidiaries. Unless another source is specifically indicated, all industry and market share data set forth herein are based upon estimates by ENTEX management. This Annual Report on Form 10-K (this "Form 10-K") contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results may differ materially from the results projected in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. Business," including the section therein entitled " -- Business Factors," and in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 1. Business.

     ENTEX Information Services, Inc. is a leading provider of distributed computing management solutions to meet the support requirements of Fortune 1,000 companies and other large enterprises for their local-area networks, wide-area networks and end-users. The Company's computing management solutions include Outsourcing Services (managed support services for the total distributed computer infrastructure including network management, help desk, deskside support and asset management); Field Services (providing trained technicians to perform help desk and deskside support services on-site at customer locations); and Consulting Services (analysis, design, integration, implementation and optimization services for distributed networks and technology migrations). ENTEX provides a single source for service for its customers' personal computer (PC) and server platforms including system design, operations support and change management.

     The proliferation of complex PC/server network systems and support infrastructures coupled with rapidly changing technology lifecycles has significantly increased the management requirements and cost of distributed information technology systems. As a result, many organizations are outsourcing the management and support of their PC and network infrastructure needs. The Company believes that key criteria which businesses consider when evaluating PC and network integration service providers include the provider's ability: (i) to provide cost-effective solutions spanning the PC and network lifecycle; (ii) to support multi-vendor PC and network products; and (iii) to provide consistent services on a national basis. The Company believes its size and scope of operations, its existing base of PC outsourcing contracts and its experience in managing various technology platforms enable it to offer distributed computing management services which are more effective than in-house solutions and services that could be developed by its customers acting on their own.

     ENTEX was formed in August 1993 in a management-led buyout of the information systems business of JWP Inc. ("JWPIS"). The Company's principal stockholders are Dort A. Cameron III, Chairman of the Company's Board of Directors, and entities controlled by Mr. Cameron (the "Cameron Affiliates"). Other equity holders of the Company include certain executives and employees of the Company, IBM and Microsoft.

Competition

     The information technology services industry is intensely competitive and the Company's management believes competition will intensify in the future. As an independent provider of distributed computing management services, ENTEX competes with companies which can provide a combination of product procurement and services such as PC systems integrators; high-end systems integrators; PC resellers and distributors; specialty service providers; and PC manufacturers. The principal competitive factors in the Company's industry include the breadth, quality and consistency of service offerings; pricing; and expertise and size of technical workforce.

     PC systems integrators include CompuCom Systems, Inc. ("CompuCom"), GE Capital Information Technology Solutions, Inacom and Wang. High-end systems integrators include Andersen Consulting, Computer Sciences Corporation, IBM Global Services and SHL Systemhouse, a division of Electronic Data Systems Corporation. PC resellers and distributors, including Ingram Micro, MicroAge and Tech Data, have continued to increase their level of services and to provide more comprehensive desktop support. Specialty service providers are firms that have focused their business exclusively on providing PC and network related services and include International Network Services, Alternative Resources Corporation, DecisionOne and Technology Service Solutions. Manufacturers include Dell, Compaq, Hewlett-Packard, IBM and Unisys. In addition to these large national companies, ENTEX also competes against numerous regional and local companies, many of which have long-standing customer relationships.

     Some of the Company's competitors have greater financial, technical and marketing resources and have in-country operations to service international customers. As a result, such companies may be able to respond more quickly to new or emerging technologies and changes in customer needs or devote more resources to the development, promotion and sales of their services than the Company. In addition, competition could result in price decreases and depress gross profit margins in the industry. Further declines in the Company's gross margins may exacerbate the impact of fluctuating net revenues and operating costs on the Company's operating results and have a material adverse effect on the Company's business, operating results and financial condition.

Services

     ENTEX offers its customers a single source for distributed computing management services, which encompass the design, configuration, integration and ongoing management of an enterprise's distributed computing systems. ENTEX delivers total technology management solutions to its customers at the desktop, network and enterprise level. These services are comprised of three primary areas of expertise: Outsourcing Services, Field Services and Consulting Services.

     Outsourcing Services. Outsourcing -- or hiring outside experts to manage information technology functions -- is becoming more common among enterprises worldwide. The Company provides customers with Outsourcing Services generally under long term contracts, although many of these contracts are terminable, some upon short notice. Outsourcing Services are typically provided through a mixture of on-site and centrally managed resources. The Company may incur significant initial costs consisting of both personnel costs and capital expenditures, which are then recovered over the life of the contract.

     As part of its outsourcing capabilities, the Company offers a variety of support services including PC and network operation and support services; maintenance and repair; warranty services; and system management and upgrades. Desktop support services include installation, moves, adds and changes; application enablement; optimization and connectivity.

     The Company provides on-site help desk services at customers' locations, as well as centrally through the Company's Solution Line(R) service. Help desk services provide support for end-user hardware and software inquiries and support leading hardware, software and network products. The Company provides national dispatch of field technicians through Serviceline(TM), the Company's centralized national dispatch center.

     The Company provides network management services for local-area, wide-area and enterprise networks. The Company also offers remote management and administration and support for network managers and administrators through its centralized Enterprise SupportLine services. The Company conducts both on-site and remote network monitoring.

     Field Services. The Company provides trained technical personnel to customers to augment and supplement their existing information technology staffs or fill temporarily open positions. The Company provides oversight and human resources management of the Field Services personnel, who are generally placed under short term contracts (terms of less than 12 months). The services provided by such personnel are similar in nature to the on-site services that the Company provides within its Outsourcing division, including help desk; maintenance and repair; warranty services; and desktop support services.

     Consulting Services. The Company provides customers with analysis, design, implementation, integration and optimization services on a project basis. These services include: (i) design, installation and upgrade of local-area, wide-area and enterprise networks; (ii) implementation of messaging and internet/intranet technologies; (iii) comprehensive support to assist customers with their network operating systems, network-based applications and connectivity; (iv) design and installation of network, systems and enterprise management solu-tions; (v) a wide range of PC and server migration services to assist customers in transitioning from one computing environment to another, including Windows NT(TM), Windows2000(TM) and BackOffice(TM) upgrades and migrations, local-area network migrations, desktop operating system migrations and messaging migrations.

Operations

     The Company's sales and service structure combines the benefits of a flexible, nationwide network of field offices with the efficiencies of centralized back office functions and personnel, including help desk, remote network management and national dispatch services specialists, to support the Company's field personnel. The Company is organized into 19 areas comprising a total of 39 locations in 27 states. These areas are organized into three geographic regions (East, Central and West). Regional offices are located in or near New York, New York; Chicago, Illinois; and Denver, Colorado.

     The Company's National Service Center ("NSC") is located in an approximately 141,000 square foot facility in Mason, Ohio and is the focal point of ENTEX's nationwide service operations. The NSC houses Solution Line, Serviceline, the Network Operations Center and the Customer Briefing Center.

Pricing of Services

     Outsourcing Services are generally provided to customers pursuant to service contracts which typically have a term of twenty-four to thirty-six months. Outsourcing Services contracts can be terminated by the customer for failure to perform specified services or at the option of the customer upon at least 30 days notice. Although from time to time certain of the Company's outsourcing contracts have been terminated, in the aggregate, such early terminations have not been material. Such contracts provide for pricing on either a time-and-materials basis; a fixed price, per seat basis (used primarily for billing the Company's employees who are assigned to customer locations); or a performance-oriented Service Level Agreement ("SLA"). Under the Company's SLAs, fees for a specific suite of services are tied contractually to pre-defined performance metrics or are determined on a "per seat" basis. Of the Company's top 58 outsourcing contracts, approximately 72% provide revenue under SLAs.

     Field Services are generally provided to customers pursuant to service contracts which typically have a term of three to twelve months. Field Services contracts can be terminated by the customer for failure to perform specified services or at the option of the customer upon at least 30 days notice. Although from time to time certain of the Company's Field Services contracts have been terminated, in the aggregate, such early terminations have not been material. Such contracts provide for pricing on a time-and-materials basis.

     Consulting Services are generally provided to customers under consulting contracts with varying terms depending upon the scope of the engagement but which are typically less than one year. Many of these contracts provide for payment on a periodic basis, or upon the attainment of milestones. In the remainder of cases, Consulting Services contracts provide for payment on a time-and-materials basis. In each case, revenue is billed in accordance with the terms of the contract.

Sales and Marketing

     The Company targets its marketing efforts primarily at senior level executive, financial and information management personnel at Fortune 1,000 companies and other large enterprises. ENTEX markets its services through its national sales force of approximately 100 employees operating from its 39 office locations organized into 19 areas. The Company leverages its regional structure by empowering its field offices to initiate, establish and manage accounts in their areas and tailor service solutions to meet customer needs. On more complex or larger projects, the field offices are supported by the significant additional available technical expertise at the regional, national or corporate levels. Although most of the field offices support multiple accounts, several of the Company's field offices were established to service a single large account. Bid preparation and/or negotiation is coordinated with the Company's senior executives depending upon potential contract size. The Company's sales personnel have a sales commission program which is designed to constitute a significant portion of the employee's overall compensation.

     Since 1994, the Company has pursued a strategy of building alliances with large international systems integrators and service providers in order to serve large multi-national customers through a single point of contact and to increase the Company's market presence abroad. The Company has entered into arrangements with InfoProducts Europe, a division of Buhrmann N.V. based in The Netherlands ("InfoProducts"), Otsuka Shokai in Japan ("Otsuka Shokai"), Migesa in Mexico, Transmarco in Singapore and Senteq in Australia, as well as others. In August 1998, the Company, Info Products and Otsuka Shokai formed a limited liability company formalizing the global alliance among such companies and providing a mechanism for other global alliance participants to become formal co-venturers.

     In Fiscal 1999, four of the Company's customers accounted for twenty percent (20%) of its total net revenues, although no individual customer accounted for more than 6% of such revenues. In Fiscal 1999, the Company provided services to approximately one-half of the Fortune 200 U.S. based companies.

Vendor Relationships

     In the Company's position as an independent provider of distributed computing management services it has established and maintains strategic relationships with leading manufacturers and suppliers. Such relationships enable the Company to provide its customers with authorized warranty repairs.

Employees

     As of June 27, 1999, the Company had over 5,800 full-time and full-time equivalent employees including approximately 100 sales representatives. None of the Company's employees is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and considers its employee relations to be good.

     The service-oriented nature of the Company's business requires the recruiting and training of a significant number of qualified technical personnel. Frequently, the Company must rapidly hire a significant number of technical personnel to staff projects at customer sites. Competition for qualified technical and sales personnel is intense, as the Company competes with other service providers, as well as with its own customers, including those at whose locations ENTEX employees work. The growth of the systems integration industry has created a premium for a skilled workforce.

     The Company's voluntary employee turnover for Fiscal 1999 was 32%.

Reorganization and Divestiture

     In November 1998, the Company reorganized its operations by creating two operating units: ENTEX Technology Acquisition Services Division (the "TAS Division") and ENTEX Services Division, each functioning as a separate operating division within the Company. The TAS Division offered hardware and software solutions to large businesses, including custom configuration, channel assembly, electronic commerce and integration services. The Services Division was comprised of the Company's current Outsourcing Services, Field Services and Consulting Services divisions. The reorganization was intended to allow each division to focus on anticipating trends and capitalize on new market opportunities within their respective markets.

     Effective May 10, 1999, ENTEX sold certain assets of the TAS Division to CompuCom (the "TAS Sale"). The transaction was structured as an asset sale for cash. Included in the TAS Sale was all of the inventory and equipment in the Company's Erlanger, Kentucky Integration Center and its Corporate Account Call Center in Mason, Ohio. Over 1,000 employees in the TAS Division became employees of CompuCom. The TAS Division had revenues of approximately $2.0 billion in Fiscal 1998. After giving effect to the proceeds of the $137.4 million received by the Company from the TAS Sale, and after accounting for goodwill, inventories and fixed assets and deal-related expenses, the TAS Sale resulted in a loss for the Company of $16.7 million. This loss has been reflected as discontinued operations in the accompanying condensed consolidated financial statements. The operating results of the TAS Division have been classified as discontinued operations. The accounts receivable of the TAS Division were not included in the TAS Sale. The proceeds from the TAS Sale, together with accounts receivable of the TAS Division which the Company has collected and continues to collect, are being used to pay down accounts payable and interest-bearing obligations. Simultaneously with the completion of the TAS Sale, the Company paid approximately $78 million to repay in full its obligations under a secured line of credit from FINOVA Capital Corporation.

Business Factors

     Investors should carefully consider all of the information contained herein, including the following business factors. In addition, this Form 10-K contains certain forward looking statements and trend analysis based on current expectations. Actual results may differ materially due to a number of factors, including those set forth below.

High Degree of Leverage; Dependence on IBMCC; Future Capital Needs

     As of June 27, 1999, after giving effect to the TAS Sale, the application of the net proceeds therefrom and the collection of the accounts receivable from the TAS Division through such date, the Company had outstanding indebtedness of approximately $228.3 million. This leverage may have several important consequences for the Company, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, acquisitions, capital expenditures, general corporate or other requirements may be limited or impaired; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to servicing its indebtedness; and (iii) the Company's ability to withstand competitive pressures or adverse economic conditions, and to take advantage of future business opportunities that may arise, may be negatively affected. The Company's inability to service its indebtedness or obtain additional financing, as needed, on favorable terms would have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's working capital is financed under a revolving line of credit of up to $250 million (the "IBMCC Working Capital Line of Credit") with IBM Credit Corporation ("IBMCC"). The amount of available borrowings under such agreement are asset based. As a result of the disposition of the TAS Division assets, the available line of credit was reduced to $150 million on August 10, 1999 and thereafter. The IBMCC Working Capital Line of Credit expires on July 31, 2001 and can be terminated by IBMCC upon 60 days' prior notice. During the period beginning May 10, 1999 and ending November 9, 1999, the borrowing base under the IBMCC Working Capital Line of Credit has been expanded to allow the Company up to $20 million greater credit availability than otherwise would be allowed. There can be no assurance that IBMCC will not terminate the IBMCC Working Capital Line of Credit. In addition, from time to time, the Company has failed to comply with certain financial covenants under the IBMCC Working Capital Line of Credit. In the past, IBMCC has waived such defaults; however, there can be no assurance that IBMCC will waive future breaches.

     Since a substantial portion of the Company's indebtedness bears interest at floating rates, an increase in interest rates could adversely affect, among other things, the ability of the Company to meet its debt service obligations. The Company is currently not a party to any financial arrangement to mitigate its exposure to an increase in interest rates.

Restrictive Debt Covenants

     The IBMCC Working Capital Line of Credit and the Company's 12-1/2% Senior Subordinated Notes due 2006 contain or incorporate by reference through cross-default provisions a number of significant covenants that, among other things, restrict the ability of the Company to (i) declare dividends or redeem or repurchase capital stock, (ii) prepay, redeem or purchase debt, (iii) incur liens and engage in sale-leaseback transactions, (iv) make loans and investments, (v) incur additional indebtedness, (vi) amend or otherwise alter debt and other material agreements, (vii) engage in mergers, acquisitions and asset sales, (viii) enter into transactions with affiliates and (ix) alter the business it conducts. The indebtedness outstanding under the IBMCC Working Capital Line of Credit is guaranteed by three of the Company's domestic subsidiaries and is secured by a first priority lien on the inventory, accounts receivable and certain intellectual property of the Company and such guarantor subsidiaries. In addition, under the IBMCC Working Capital Line of Credit, the Company is required to comply with financial covenants with respect to (i) ratio of current assets to current liabilities, (ii) minimum tangible net worth and
(iii) ratio of earning before interest, taxes, depreciation and amortization ("EBITDA") to interest expense. If the Company were unable to borrow under the IBMCC Working Capital Line of Credit due to a default or failure to meet certain specified borrowing base prerequisites for borrowing, it could be left without sufficient liquidity.

Fluctuations in Operating Results

     The Company's operating results have varied in the past, and the Company expects its operating results to continue to fluctuate. The Company's net revenues may fluctuate due to a variety of factors, including the level of expenditures by large enterprises for distributed computing related services in general and demand for the Company's services in particular. The Company's operating results may be especially sensitive to changes in the margin mix of services sold and the level of its operating expenses. The Company's operating expenses may fluctuate as a result of numerous factors, including the timing and rate of new employee hiring, the utilization rate of service personnel and competitive conditions. The Company's costs are largely fixed in the near term, and the Company may be unable to adjust spending in a timely manner to compensate for an unexpected revenue shortfall. As a result, revenue shortfalls may have an immediate and disproportionate adverse effect on operating results. In addition, if the Company spends to build its capabilities to support higher revenue levels, the Company's near term operating results will suffer until it achieves its revenue goals. Due to all of these factors, the Company believes that its operating results are likely to vary.

Intense Competition

     The information services industry is intensely competitive, and management believes competition will intensify in the future. As an independent provider of distributed computing management services, ENTEX competes with companies which can provide a combination of product procurement and services such as PC systems integrators; high-end systems integrators; PC resellers and distributors; specialty service providers and PC manufacturers. PC systems integrators include CompuCom, GE Capital Information Technology Solutions, Inacom and Wang. High-end system integrators have traditionally been mainframe-oriented service providers and include Andersen Consulting, Computer Sciences Corporation, IBM Global Services and SHL Systemhouse, a division of Electronic Data Systems Corporation. PC resellers and distributors include Ingram Micro, Tech Data and MicroAge. Specialty service providers are firms which have focused their business exclusively on providing PC and network related services and include International Network Services, Alternative Resources Corporation, DecisionOne and Technology Service Solutions. Manufactures such as Compaq, Dell, Hewlett Packard, IBM and Unisys are increasing direct sales to the Company's customer base and raising the services content of their selling effort. In addition to these large national companies, ENTEX also competes against numerous regional and local companies, many of which have long-standing customer relationships.

     Some of the Company's competitors have greater financial, technical and marketing resources at a lower cost structure than the Company and have in-country operations to service international customers. As a result, such companies may be able to respond more quickly to new or emerging technologies and changes in customer needs or devote more resources to the development, promotion and sales of their services. In addition, competition could result in price decreases and depress gross margins in the industry. Further declines in the Company's gross margins may exacerbate the impact of fluctuating net revenues and operating costs on the Company's operating results and have a material adverse effect on the Company's business, operating results and financial condition.

Need to Recruit and Retain Management, Technical and Sales Personnel

     The Company believes that its future success depends, to a large extent, upon the efforts and abilities of its executive officers, managers, technical and sales personnel. The Company's service operations require the recruiting and training of a significant number of qualified technical personnel. Frequently, the Company must rapidly hire a significant number of technical personnel to staff projects at customer sites. The Company's inability to hire such personnel within the time schedule agreed to with the customer could damage customer relationships and result in lost revenues. Competition for qualified technical and sales personnel is intense. The Company competes with other service providers as well as with its own customers, including those at whose locations ENTEX employees work. Failure by the Company to attract and train skilled managers, technical and sales personnel on a timely basis, or the inability of the Company to retain such personnel, could materially adversely affect the Company's business, operating results and financial condition. The Company's voluntary turnover for Fiscal 1999 was 32%.

Contract Pricing Policy

     The Company has for several years focused its pricing policies for service offerings on a fixed fee or per end-user basis and on a service and support performance metrics basis rather than on a time-and-materials basis. As a result, the Company must accurately assess the scope of work of each project and estimate the resources required to complete the project and meet any service and support performance metrics. Failure by the Company to accurately estimate the scope of a project or support expenses or to meet service and support performance metrics could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company provides certain warranty services to its customers for which the Company seeks reimbursement from manufacturers. A reduction by manufacturers in the scope or duration of their reimbursements for warranties which the Company cannot contractually pass on to its customers, or the failure of the Company to properly track and collect such reimbursements, could have a material adverse effect on the Company's business, operating results and financial condition.

Rapid Technological Change

     The information technology services industry is subject to rapid technological change, evolving industry standards and frequent new product and service introductions. The Company must, on a timely and cost-effective basis, continuously respond to new product introductions. It must develop and introduce new services which keep pace with technological developments and increasingly sophisticated network systems and train its employees to provide the necessary services to support new products and systems. There can be no assurance that the Company will be able to respond to technological developments in a timely manner, if at all, or that its service offerings will adequately meet the changing requirements of its customers and achieve market acceptance.

Management of Transition to Service Focus

     The Company has recently completed a reorganization into two divisions followed by the subsequent sale of the TAS Division. This reorganization and divestiture have placed a significant strain on the Company's management, financial, sales, technical and support systems and personnel. The Company's efforts to transition to a service only business effectively will divert significant management resources and attention from day-to-day operations. The Company has only recently begun to operate as a service only business. To the extent that this transition requires more time or resources to complete or is less successful than anticipated, it could have a material adverse effect on the Company.

Dependence on National Service Center

     A number of the Company's service offerings depend on central service and dispatch coordination from its NSC in Mason, Ohio. Disruption of operations at the Mason facility, including power or telecommunications failures, natural disasters such as fires, tornadoes or floods, or work stoppages, would have a material adverse effect on the Company's business, operating results and financial condition.

Control by Principal Stockholders

     The directors and executive officers of the Company beneficially own substantially in excess of a majority of the outstanding shares of common stock, $.0001 par value, of the Company (the "Common Stock"). As a result, the directors and executive officers of the Company are able to control the election of members of the Company's Board of Directors and generally exercise control over the Company's corporate actions. In particular, Mr. Cameron and the Cameron Affiliates exercise a high degree of control over the Company's actions. In addition, the majority of the outstanding shares of Common Stock owned by certain employees and former employees, other than Mr. Cameron and the Cameron Affiliates, is subject to a Stockholders' Agreement dated as of December 10, 1993, as amended (the "Stockholders' Agreement"). In 1983, Mr. Cameron, the Chairman of the Board of Directors and a co-founder of the Company, was diagnosed with multiple sclerosis.

Year 2000 Readiness

     The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. As the Year 2000 approaches, each of these computer systems may be affected in some way by the rollover of the two-digit year value to "00". If these systems are unable to properly recognize date sensitive information when the year changes to 2000, they could generate erroneous data or fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for Year 2000 compliance.

     ENTEX classifies its Year 2000 project into five phases: inventory, assessment, renovation, validation and implementation. Inventory is the process in which all electronic/computer components are defined for all systems (information technology and non-information technology). Assessment is the process in which all components are classified as either "Y2K-ready" or not. Renovation is the process in which systems undergo necessary upgrades or replacements or are retired. Validation is the process in which renovated systems are tested within the Company's infrastructure to validate that either the readiness assessment is correct or that the renovated system or component can be integrated without causing or being affected by a Year 2000 impact. Implementation is the process in which a prepared system is installed into the Company's production environment and is utilized to support business operations.

     The Company completed an inventory of its applications systems in December 1997. More than 30 systems were identified, prioritized according to criticality to then-current business operations and assessed for compliance status. Based on this review, the Company scheduled each system either for renovation or validation.

     Effective May 10, 1999, the Company sold certain assets of the TAS Division. The applications and systems used to support that portion of the business were maintained through August 13, 1999. Efforts with regard to Y2K-readiness for such applications and systems were either completed before the sale or halted as a result of the sale. Renovation and validation activities have been reduced to address only those required to support ongoing operations.

     Assessments have also been completed in the systems processing and telecommunications environments. A similar activity in the employee desktop environment was completed in March 1999. The Company's inventory and assessment of its non-IT systems (facilities and security systems) was completed in April 1999 and will be Y2K-ready by September 30, 1999. An effort to replace the Company's core financial reporting system is underway and expected to be completed by April 1, 2000. The current environment will be validated by October 15, 1999 and will remain in place until final cut over is complete.

     As a result of these efforts, the Company intends to implement any required changes or upgrades by October 31, 1999, with validation of these changes and upgrades scheduled shortly thereafter. Contingency plans have been developed for specific business processes and related applications in the event the Company experiences outages of up to a five day duration resulting from the failure of a system to properly address the Year 2000 issue. Such plans are based on the Company's assessment of its ability to successfully make and validate all required changes and upgrades. The worst case scenario involves outages that exceed five business days and extend indefinitely. The Company is committed to supplementing the existing contingency plans with long-term plans in the event that successful validation of applications changes and upgrades has not occurred by November 15, 1999.

     Total costs to complete the Company's Year 2000 efforts for ongoing operations are estimated at approximately $4.3 million. As of August 31, 1999, the Company has spent approximately $3.2 million. The remaining amount is for completing necessary equipment upgrades before October 1999 and providing staff contingency support through March 2000.

     In addition to upgrading its own systems, the Company has contacted certain significant customers and suppliers to determine their Year 2000 readiness profile. To date, the Company has not received any information that would indicate that the Year 2000 would result in any significant disruption from such customers and suppliers.

     All potential risks and uncertainties associated with the Year 2000 issue cannot be fully and accurately quantified. Contingency plans will be developed if third party data interchange partners fail compliance testing or if the replacement or renovation of other existing systems is not on schedule. Although the Company does not believe that any additional costs or potential loss in revenue associated with Year 2000 readiness initiatives will have a material adverse effect on the Company's business, operating results or financial condition, there can be no assurance that the costs associated with updating software or recovering from potential systems interruptions would not have a material adverse effect on the Company's business, operating results and financial condition.

Item 2. Properties.

     The Company's headquarters are located in Rye Brook, New York, where the Company leases approximately 31,200 square feet of office space under a lease which expires on May 30, 2002, approximately 12,100 square feet under a lease which expires May 31, 2002 and approximately 3,800 square feet under a lease which expires May 31, 2000. As of

September 11, 1999, the Company also leases approximately 141,000 square feet of office space in Mason, Ohio, which houses the Company's NSC, including Solution Line, dispatch services and a training center. The lease for such property expires on July 17, 2005. The Company leases approximately 19,200 square feet of office space in Canton, Massachusetts to accommodate the Company's data processing and credit and collections departments under a lease which expires June 30, 2003.

     The Company leases additional office space for sales, services and support staff in various states. The Company believes that alternate office space is available on comparable terms in each location.

Item 3. Legal Proceedings.

     The Company is engaged in legal actions arising in the ordinary course of business but is not currently a party to any legal actions which could have a material adverse effect on its business, financial conditions or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

     No matters were submitted to a vote of security holders during the fourth quarter of Fiscal 1999.

                                     PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

     As of June 27, 1999, the Company had outstanding 32,437,070 shares of Common Stock, $.0001 par value, held by approximately 2,205 stockholders and no shares of preferred stock. There is no established public trading market for any class of the Company's equity securities.

     The Company has not paid any dividends on any of its capital stock and does not anticipate that any cash dividends will be declared in the foreseeable future. The IBMCC Working Capital Line of Credit prohibits the payment of dividends.

     In Fiscal 1999, the Company did not issue or sell any unregistered securities.

Item 6. Selected Financial Data.

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated financial data as of and for the fiscal years ended July 2, 1995, June 30, 1996, June 29, 1997, June 28, 1998, and June 27, 1999 have been derived from consolidated financial statements of the Company, which have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of June 27, 1999 and June 28, 1998 and for each of the years in the three year period ended June 27, 1999, and the report thereon, are included elsewhere in this Form 10-K. The information set forth herein has been adjusted for stock dividends. See Note 7 of Notes to Consolidated Financial Statements.




                                                                        Fiscal Year Ended
                                                      June 27,      June 28,       June 29,     June 30,        July 2,
                                                        1999          1998           1997         1996           1995
                                                        ----          ----           ----         ----           ----
                                                                        (In thousands, except share data)

Statements of Operations Data:
Net revenues................................      $     483,619   $  436,361   $    339,704   $  201,008    $    126,843
Cost and expenses:
   Cost of services provided................            368,269      334,219        259,507      163,381         106,836
   Inventory charges........................              1,000           --             --           --              --
   Selling, general and administrative
     expenses...............................            145,611      147,937        125,982       96,156          66,293
   Restructuring charges:...................              2,000           --             --           --              --
   Unusual charges..........................              3,800           --             --           --              --
   Loss from operations.....................            (37,061)     (45,795)       (45,785)     (58,529)        (46,286)
   Non-recurring stock compensation
   charges..................................                 --           --             --        3,637              --
                                                  -------------   ----------   ------------   ----------    ------------
Interest expense net........................             36,548       36,663         37,147       29,726          23,151
Other income................................                708           --            462           --              --
                                                  -------------   ----------   ------------   ----------    ------------
Loss from continuing operations before
income taxes................................            (72,901)     (82,458)       (82,470)     (91,892)        (69,437)
Provision for income taxes..................                  2           (1)            25           28              --
                                                  -------------   ----------   ------------   ----------    ------------
Loss from continuing operations.............            (72,903)     (82,457)       (82,495)     (91,920)        (69,437)
Discontinued operations:
   Income (loss) from operations (net
   of income tax expense)...................            (11,275)     100,600         84,039       66,244          40,183
   Loss on disposal.........................            (16,743)          --             --           --              --
                                                  -------------   ----------   ------------   ----------    ------------
Net income (loss)...........................      $    (100,921)  $   18,143   $      1,544   $  (25,676)   $    (29,254)
                                                  =============   ==========   ============   ==========    ============





                                                                        Fiscal Year Ended
                                                      June 27,      June 28,       June 29,     June 30,        July 2,
                                                        1999          1998           1997         1996           1995
                                                        ----          ----           ----         ----           ----
                                                                        (In thousands, except share data)

Common Share Data(1):

Continuing operations.......................              (2.25)       (2.55)         (2.55)       (2.93)          (2.22)
Discontinued operations.....................      $        (.86)        3.11           2.60         2.11            1.28
                                                  -------------   ----------   ------------   ----------    ------------
Basic and diluted earnings (loss) per share.      $       (3.11)  $      .56   $       (.05)  $     (.82)   $       (.94)
                                                  =============   ==========   ============   ==========    ============
Basic and diluted weighted average
number of shares of common stock
outstanding.................................         32,417,274   32,357,968     32,281,463   31,348,340      31,333,300
                                                  =============   ==========   ============   ==========    ============


                                                                             As of
                                                      June 27,      June 28,       June 29,     June 30,        July 2,
                                                        1999          1998           1997         1996           1995
                                                        ----          ----           ----         ----           ----
                                                                        (In thousands)
Balance Sheet Data:
Total assets................................      $     233,755   $  736,419   $    683,590   $  590,588    $    415,170
Total long-term liabilities.................            124,546       53,900         49,486       52,509          37,224
Stockholders' equity (deficit)..............           (119,971)     (19,145)       (37,732)     (39,515)        (31,305)


(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the calculation of weighted average number of shares outstanding.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

     This section contains trend analysis and other forward-looking statements based on current expectations. Actual results may differ materially, due to a number of factors including those set forth in the section entitled "Business Factors" contained in Item 1.

Overview

     ENTEX, a company engaged in principally one line of business, is a leading provider of distributed computing management solutions in the United States, managing more than 700,000 personal computer desktops largely at Fortune 1000 companies. The Company provides information technology services to meet the support requirements of its customers for their local-area networks, wide-area networks, and end users.

     During Fiscal 1996 and 1997, the Company completed several acquisitions to improve its ability to meet customer demands for expanded service offerings, including the acquisitions of (i) Random Access, Inc. ("Random Access"), a provider of information technology solutions through the sale of microcomputers and technical services to corporate and institutional customers in the western United States, and (ii) FCP Technologies, Inc. ("FCP"), a systems integrator specializing in network integration, migration and consulting services. Each acquisition was accounted for as a purchase and the results of each have been included in the consolidated financial statements since the date of each acquisition. See Note 2 of Notes to Consolidated Financial Statements.

     On May 10, 1999, the Company sold certain assets of the TAS Division to CompuCom. The transaction was structured as an asset sale for cash. Included in the sale were all of the inventory and equipment in the Company's Erlanger, Kentucky Integration Center and its Corporate Account Call Center in Mason, Ohio. Over 1,000 employees in the Company's former TAS Division became employees of CompuCom. After giving effect to the proceeds of $137.4 million received by the Company for the transaction, and after accounting for goodwill, inventories, fixed assets, and deal-related expenses, the transaction resulted in a loss of $16.7 million. This loss is reflected in discontinued operations in the accompanying condensed consolidated financial statements. The operating results of the TAS Division have been classified as discontinued operations. The accounts receivable of the TAS Division were not included in the TAS Sale. The proceeds from the TAS Sale, together with the accounts receivable of the TAS Division which the Company has collected and continues to collect, are being used to pay down accounts payable and interest-bearing obligations.

Results of Operations

     The following table sets forth the percentage of total net revenues represented by the items in the Company's statements of operations for the period indicated:

                                                                                    Fiscal Year Ended
                                                                                    -----------------
                                                                       June 27,         June 28,         June 29,
                                                                         1999             1998             1997
                                                                         ----             ----             ----

Net revenues............................................                    100.0%         100.0%             100.0%
Cost of services provided...............................                     76.2           76.6               76.4
Inventory charges.......................................                      0.2            -.-                -.-
Selling, general and administrative expenses............                     30.1           33.9               37.1
Restructuring charges...................................                      0.4            0.0                0.0
Unusual charges.........................................                      0.8            0.0                0.0
                                                                   --------------    -----------        -----------
Loss from operations....................................                     (7.7)         (10.5)             (13.5)
Interest expense, net...................................                      7.6            8.4               10.9
Other expense (income)..................................                     (0.1)           0.0               (0.1)
                                                                   --------------    -----------        -----------
Loss from continuing operations before income taxes.....                    (15.1)         (18.9)             (24.3)
Provision (benefit) for income taxes....................                    -.-            -.-                -.-
Loss from continuing operations.........................                    (15.1)         (18.9)             (24.3)
Discontinued operations.................................                     (5.8)          23.1               24.7
                                                                   --------------    -----------        -----------
Net income (loss).......................................                    (20.9)%          4.2%               0.4%
                                                                   ==============    ===========        ===========

Fiscal 1999 Compared To Fiscal 1998

     Consolidated net loss for Fiscal 1999 was $100.9 million compared to consolidated net income of $18.1 million for Fiscal 1998. The results for Fiscal 1999 include a restructuring charge and related non-recurring unusual items totaling $6.8 million and a $988,000 gain on the early retirement of $3.75 million of debt. The results also include a loss from discontinued operations of $28.0 million. Excluding these items, the net loss from continuing operations would have been $67.1 million.

     Revenues: Revenues were $483.6 million in Fiscal 1999 as compared to $436.4 million in Fiscal 1998, an increase of $47.2 million or 10.8%. The increase reflects increased demand from existing customers and the addition of new large accounts.

     Gross margin: Gross margin (excluding the charge associated with the liquidation of excess spare parts) increased to 23.8% in Fiscal 1999 as compared to 23.4% in Fiscal 1998. This represents an increase of $13.2 million or 13% to $115.3 million, reflecting operating efficiencies on increased revenues. Including the inventory charge, gross margin in 1999 was 23.6%.

     Selling, general and administrative expenses: Selling, general and administrative expenses as a percentage of revenues decreased to 30.1% in Fiscal 1999 from 33.9% in Fiscal 1998. Selling, general and administrative expenses were $145.6 million in Fiscal 1999 as compared to $147.9 million in Fiscal 1998, a decrease of $2.3 million, reflecting cost reductions as a result of the reorganization announced in the second quarter ended December 27, 1998.

     Loss from operations: Loss from operations was $37.1 million for Fiscal 1999 as compared to $45.8 million for Fiscal 1998. This improvement reflects the impact of higher revenues and better margin, partially offset by the restructuring charges and unusual items. Excluding the restructuring charges and unusual items, loss from operations for Fiscal 1999 was $31.3 million. See Note 3 to the Condensed Consolidated Financial Statements for additional details concerning the restructuring charge and unusual items.

     Interest expense, net: Net interest expense totaled $36.5 million for Fiscal 1999 as compared to $36.7 million for Fiscal 1998. The expense includes amounts paid to support the working capital needs of the TAS Division. The decrease was driven by reductions in debt levels, partially offset by the higher borrowing rates associated with the 12 1/2% Senior Subordinated Notes due 2006.

     Other income: Other income represents a $988,000 gain on the early retirement of debt partially offset by a $280,000 Company share of loss in Knowledge Alliance Holdings, Inc. ("KAH").

     Discontinued operations: Loss from discontinued operations was $28.0 million for Fiscal 1999, which includes a loss on disposal of $16.7 million. This compares to income from discontinued operations of $100.6 million in Fiscal 1998. The loss reflects lower revenues and a decrease in gross margin from 10.5% to 7.9%. In addition, special inventory charges related to the expedited liquidation of inventory, as opposed to through the normal course of business, contributed to the loss. Partially offsetting these items are lower selling, general and administrative expenses. In addition, the loss in Fiscal 1999 includes the restructuring charge and unusual items attributable to discontinued operations recorded in the second quarter of the current year. See Notes 2 and 3 to the Condensed Consolidated Financial Statements for additional details concerning the restructuring charge and unusual items.

     Net income (loss): As a result of the factors mentioned above, net loss for Fiscal 1999 was $100.9 million as compared to net income of $18.1 million for Fiscal 1998.

Fiscal 1998 Compared To Fiscal 1997

     The Company's net income improved in Fiscal 1998 to $18.1 million compared to net income of $1.5 million in Fiscal 1997.

     Revenues: Revenues were $436.4 million for Fiscal 1998 as compared to $339.7 million for Fiscal 1997, an increase of $96.7 million or 28.5%. These increases reflected increase in demand from existing customers and the addition of new large accounts.

     Gross margins: Service margin percentage remained essentially flat at 23.4% in Fiscal 1998 and 23.6% in Fiscal 1997.

     Selling, general and administrative expenses: Selling, general and administrative expenses increased to $147.9 million in Fiscal 1998 as compared to $126.0 million in Fiscal 1997 reflecting increased investments in training and field operations as well as higher allocation of corporate overhead to support service revenue growth. Selling, general, and administrative expenses as a percentage of total revenues decreased to 33.9% in Fiscal 1998 from 37.1% in Fiscal 1997.

     Loss from operations: Loss from operations was $82.5 million in Fiscal 1998 and Fiscal 1997. The growth in the service revenues and margins was completely offset by increases in selling, general and administrative expenses to support the service business expansion.

     Interest expense, net: Interest expense (including amounts to support the working capital needs of the TAS Division) decreased slightly to $36.7 million in Fiscal 1998 from $37.1 million in Fiscal 1997, a decrease of $484 or 1.3%. The decrease was driven by reductions in debt levels.

     Provisions for income taxes: The Company utilized net operating loss carry-forwards to offset federal income tax requirements in Fiscal 1998. While the Company considered the improved operations over the course of fiscal year 1997 and 1998, the Company did not believe that it had sufficient reason to conclude that it was more likely than not that the deferred tax asset would be realized.

     Net income: As a result of the factors mentioned above, net income in Fiscal 1998 was $18.1 million compared to net income of $1.5 million in Fiscal 1997.

Liquidity and Capital Resources

     The Company has historically financed its operations with borrowings under various credit lines. Cash provided by (used in) operating activities was $26.9 million, $54.8 million and $(26.1) million in Fiscal 1999, 1998 and 1997, respectively. Cash was provided by operations during Fiscal 1999 despite the net loss of $100.9 million due to the non-cash impact resulting from write-off of goodwill, non-cash portion of the restructuring and unusual charges and depreciation and amortization, combined with wind down of operating assets and liabilities, principally receivables, inventory, and payables of the TAS Division. Cash provided from operations during 1998 resulted primarily from net income of $18.1 million, depreciation and other non-cash charges to income, and from changes in operating assets and liabilities. Cash used in operations in Fiscal 1997 reflected higher working capital needs resulting from growth in revenues.

     Cash provided by investing activities was $117.3 million in fiscal 1999 and principally reflected the sale of TAS Division. In addition, $20.6 million was used for capital expenditures. In Fiscal 1998 and 1997 cash of $19.7 million and $21.7 million, respectively was used for capital expenditures.

     Cash provided from (used in) financing activities was $(145.8) million, $(36.7) million and $57.2 million in Fiscal 1999, 1998 and 1997, respectively. The proceeds from the TAS Sale during Fiscal 1999 were principally used to pay down accounts payable and interest bearing debt. The fluctuations in cash from financing activities during these periods resulted primarily from changes in the Company's borrowings to support the business growth and availability of cash from operations.

     As of June 27, 1999, the Company's primary source of liquidity consisted of financing provided by IBMCC. The IBMCC Working Capital Line of Credit provided for borrowings of up to $250 million, the interest bearing portion of which was $98.3 million as of June 27, 1999. As a result of the disposition of the TAS Division assets, the available line of credit was reduced to $150 million on August 10, 1999 and thereafter. The IBMCC Working Capital Line of Credit is asset based, and management believes that the amount which will be available to it thereunder will meet the Company's liquidity needs for the next 12 months. The amount of available borrowings and such line of credit expire on July 31, 2001, and can be reduced or terminated by IBMCC upon 60 days' prior notice. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at the LIBOR plus 3.00% (7.9% at June 27, 1999). Borrowings under the IBMCC Working Capital Line of Credit are secured by the Company's assets, including accounts receivable, certain inventories and other assets.

     In connection with the Company's acquisition of Random Access in September 1995, the IBMCC Working Capital Line of Credit was amended to provide a long-term loan in the aggregate principal amount of $20 million (the "Long-Term Loan"). The IBMCC Working Capital Line of Credit was further amended in December 1996 to provide for a short-term loan in the original principal amount of $55 million (the "Short-Term Loan") and a special working capital advance in the original principal amount of $20 million (the "Special Working Capital Advance"). As a result of the offering of $100 million aggregate principal amount of 12 1/2% Senior Subordinated Notes due 2006 by the Company which occurred in July 1998 (the "Notes Offering"), the Long-Term Loan and the Special Working Capital Advance were paid in full to IBMCC. The Short-Term Loan was paid in full prior to the Notes Offering.

     The IBMCC Working Capital Line of Credit provides that if Dort A. Cameron III ceases to own and/or control at least 35% of the issued and outstanding capital stock of the Company, the Company will be deemed to be in default. In addition, the IBMCC Working Capital Line of Credit contains restrictive covenants which require the Company to, among other things: (i) maintain a ratio of current assets to current liabilities of at least 0.72 to 1.00 from September 1999 through March 2000, 0.74 to 1.00 from June 2000 through September 2000, and
0.85 to 1.00 thereafter; (ii) maintain the ratio of EBITDA to interest expense for the fiscal quarter ending September 30, 1999 (1.10 to 1.00), for the fiscal quarter ending December 31, 1999 (1.15 to 1.00), for the fiscal quarter ending March 31, 2000 (1.20 to 1.00), for the fiscal quarter ending June 30, 2000 (1.40 to 1.00), and for any fiscal quarter thereafter (1.80 to 1.00); and (iii) maintain at the end of the fiscal quarter ending September 30, 1999, a tangible net worth of negative $12 million, and as of the end of each fiscal quarter thereafter the sum of tangible net worth for the previous fiscal quarter (or, in the event there is a loss for such previous quarter, $0) plus eighty percent (80%) of the Consolidated Net Income for such previous fiscal quarter plus one hundred percent (100%) of the net proceeds received from the issuance of additional equity.

     In addition, the IBMCC Working Capital Line of Credit prohibits the Company from paying cash dividends on Common Stock.

     On July 29, 1998, the Company completed the Notes Offering (see Note 5 to the Company's consolidated financial statements).

     Capital expenditures totaled $20.7 million during Fiscal Year 1999. The Company believes its current cash balances and its available credit facilities will be sufficient to meet its anticipated cash needs for capital expenditures for the next 12 months. The Company intends to continue to finance a significant portion of its working capital needs through credit facilities.

The Company believes that it may seek to raise additional funds through public or private equity or debt financing or from other sources to support the future growth of the business. However, there can be no assurance that the Company will be able to raise such additional funding.

Year 2000 Readiness

     The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. As the Year 2000 approaches, each of these computer systems may be affected in some way by the rollover of the two-digit year value to "00". If these systems are unable to properly recognize date sensitive information when the year changes to 2000, they could generate erroneous data or fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for Year 2000 compliance.

     ENTEX classifies its Year 2000 project into five phases: inventory, assessment, renovation, validation and implementation. Inventory is the process in which all electronic/computer components are defined for all systems (information technology and non-information technology). Assessment is the process in which all components are classified as either "Y2K-ready" or not. Renovation is the process in which systems undergo necessary upgrades, replacements or are retired. Validation is the process in which renovated systems are tested within the Company's infrastructure to validate that either the readiness assessment is correct or that the renovated system or component can be integrated without causing or being affected by a Year 2000 impact. Implementation is the process in which a prepared system is installed into the Company's production environment and is utilized to support business operations.

     The Company completed an inventory of its applications systems in December 1997. More than 30 systems were identified, prioritized according to criticality to then-current business operations, and assessed for compliance status. Based on this review, the Company scheduled each system either for renovation or validation. An initiative was also begun to install certain modules in the SAP R/3(TM) Enterprise Requirements Planning (ERP) product to address Year 2000 preparedness in many of the systems identified in the Company's inventory. In December 1998 the Company abandoned implementation of SAP R/3(TM) and has written off its investment of $10.7 million.

     Effective May 10, 1999, the Company sold certain assets of the TAS Division. The applications and systems used to support that portion of the business were maintained through August 13, 1999. Efforts with regard to Y2K-readiness for such applications and systems were either completed before the sale or halted as a result of the sale. Renovation and validation activities have been reduced to address only those required to support ongoing operations.

     Assessments have also been completed in the systems processing and telecommunications environments. A similar activity in the employee desktop environment was completed in March 1999. The Company's inventory and assessment of its non-IT systems (facilities and security systems) was completed in April 1999 and will be Y2K-ready by September 30, 1999. An effort to replace the Company's core financial reporting system is underway and expected to be completed by April 1, 2000. The current environment will be validated by October 15, 1999 and will remain in place until final cut over is complete.

     As a result of these efforts, the Company intends to implement any required changes or upgrades by October 31, 1999, with validation of these changes and upgrades scheduled shortly thereafter. Contingency plans have been developed for specific business processes and related applications in the event the Company experiences outages of up to a five day duration resulting from the failure of a system to properly address the Year 2000 issue. Such plans are based on the Company's assessment of its ability to successfully make and validate all required changes and upgrades. The worst case scenario involves outages that exceed five business days and extend indefinitely. The Company is committed to supplementing the existing contingency plans with long-term plans in the event that successful validation of applications changes and upgrades has not occurred by November 15, 1999.

     Total costs to complete the Company's Year 2000 efforts for ongoing operations are estimated at approximately $4.3 million. As of August 31, 1999, the Company has spent approximately $3.2 million. The remaining amount is for completing necessary equipment upgrades before October 1999 and providing staff contingency support through March 2000.

     In addition to upgrading its own systems, the Company has contacted certain significant customers and suppliers to determine their Year 2000 readiness profile. To date, the Company has not received any information that would indicate that the Year 2000 would result in any significant disruption from such customers and suppliers.

     All potential risks and uncertainties associated with the Year 2000 issue cannot be fully and accurately quantified. Contingency plans will be developed if third party data interchange partners fail compliance testing or if the replacement or renovation of other existing systems is not on schedule. Although the Company does not believe that any additional costs or potential loss in revenue associated with Year 2000 readiness initiatives will have a material adverse effect on the Company's business, operating results or financial condition, there can be no assurance that the costs associated with updating software or recovering from potential systems interruptions would not have a material adverse effect on the Company's business, operating results and financial condition.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

     The Company is exposed to interest rate risk primarily through its asset based financing agreement. The Company utilizes these borrowings to meet its working capital needs. As of June 27, 1999, the Company had borrowings of approximately $98.3 million outstanding which have a variable interest rate of 7.9%. Using a yield to maturity analysis and assuming an increase in interest rate on these borrowings of 25 basis points, future annual cash flows would be negatively effected by $246,000. The interest rate variability on all other debt would not have a material adverse effect on the Company's financial statements.

     Currently, the Company does not enter into financial instruments for trading or other speculative purposes or to manage interest rate exposure.

Item 8. Financial Statements and Supplementary Data.

     See Item 14 for an index of the Company's Consolidated Financial Statements and related schedule filed herewith.

Quarterly Results of Operations

     The following table sets forth certain unaudited quarterly statements of operations data for the eight quarters ended June 27, 1999, as well as such data expressed as a percentage of total net revenues. The unaudited data has been prepared on the same basis as the audited financial statements appearing elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods presented. Such statement of operations data should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto appearing elsewhere herein. The operating results for any quarter are not indicative of the operating results for any future period.




                                                                           Three Months Ended
                                                              Dec-      Sept-                             Dec-       Sept-
                                        June 27,  March 28,  ember 27,  ember 27,  June 29,  March 29,  ember 28,  ember 28,
                                          1999       1999      1998      1998       1998      1998        1997      1997
                                          ----       ----      ----      ----       ----      ----        ----      ----
                                                                           (In thousands, except per share data)
                                                                           (Unaudited)

Net revenues..........................  $127,159  $ 121,470  $121,141  $113,849   $115,461  $111,180   $ 107,087   $102,633
Costs and expenses:
Cost of services provided.............    98,396     96,217    90,563    83,093     85,702    85,550      85,041     77,926
Inventory charges.....................        --         --     1,000        --         --        --          --         --
Selling, general and administrative
  expenses............................    31,636     33,602    39,725    40,648     37,770    36,174      36,513     37,480
Restructuring charges.................        --         --     2,000        --         --        --          --         --
Unusual charges.......................        --      2,500     1,300        --         --        --          --         --
Income (loss) from Operations.........    (2,873)   (10,849)  (13,447)   (9,892)    (8,011)  (10,544)    (14,467)   (12,773)
Interest expense, net.................     7,351     10,487     9,015     9,695      8,965     8,702       9,327      9,669
Other expense (income)................       280       (413)     (575)       --         --
                                        --------  ---------  --------  --------   --------
Loss from continuing operations
  before income taxes.................   (10,504)   (20,923)  (21,887)  (19,587)   (16,976)  (19,246)    (23,794)   (22,442)
Provision
  For income taxes....................        --         --         1         1         --         1          (1)        (1)
                                        --------  ---------  --------  --------   --------  --------   ---------   --------
income (loss) from continuing
  operations..........................   (10,504)   (20,923)  (21,888)  (19,588)   (16,976)  (19,247)    (23,793)   (22,441)
                                        --------  ---------  --------  --------   --------  --------   ---------   --------
Discontinued operations:
  Income (loss) from Operations
(net of income tax expense)...........     5,492     (9,646)  (12,909)    5,788     17,100    24,113      32,246     27,141
Loss on disposal......................        --    (16,743)       --        --         --        --          --         --
                                        --------  ---------  --------  --------   --------  --------   ---------   --------
Net Income (loss).....................  $ (5,012) $ (47,312) $(34,797) $(13,800)  $    124  $  4,866   $   8,453   $  4,700
                                        ========  =========  ========  ========   ========  ========   =========   ========

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None.

                                    PART III

Item 10. Directors and Executive Officers of the Registrant.

     The executive officers, directors and other key employees of the Company, and their ages and positions as of June 27, 1999, are as follows:

Name                                   Age           Positions
----                                   ---           ---------
Dort A. Cameron III................    54            Chairman of the Board of Directors
John A. McKenna, Jr................    44            Chief Executive Officer and Director
Kenneth A. Ghazey..................    43            President and Director
Richard Nathanson(1)...............    42            President, Services Division
Michael G. Archambault.............    47            Senior Vice President, Chief Financial Officer and Treasurer
Lynne A. Burgess...................    49            Senior Vice President, General Counsel and Assistant Secretary
Spencer J. McIlmurray..............    45            Senior Vice President, Chief Information Officer
Shirley S. Mehta...................    45            Vice President and Controller
Kim Nathanson......................    43            Senior Vice President, Human Resources
R. Randolph Devening(2)............    57            Director
Linwood A. Lacy, Jr.(2)............    54            Director
Frank W. Miller(2).................    54            Director

1        Mr. Nathanson resigned in August 1999.
2        Member of the Audit and Compensation Committees.


     Mr. Cameron co-founded the Company in August 1993, and has served as a director and Chairman of the Board of the Company since its formation. From October 1988 to the present, Mr. Cameron has served as the managing general partner of EBD, L.P., the general partner of The Airlie Group, L.P., a private investment limited partnership; from June 1984 to the present, as the general partner of BMA, the general partner of Investment Limited Partnership, a private investment limited partnership; and from December 1995 to the present as managing member of Airlie Enterprises LLC, a private consulting company. Mr. Cameron is currently serving as a Director of TLC Beatrice Company. Mr. Cameron holds a B.A. from Middlebury College and an M.B.A. from Boston University. In 1983, Mr. Cameron was diagnosed with multiple sclerosis.

     Mr. McKenna co-founded the Company in August 1993, and has served as a Director since its inception and as Chief Executive Officer since April 1996. Mr. McKenna also served as President of the Company from August 1993 until December 1998. Mr. McKenna holds a B.A. from Trinity College.

     Mr. Ghazey joined the Company as Executive Vice President, Finance and Administration, Chief Financial Officer and Director in January 1997 and has served as President of the Company since December 1998. Mr. Ghazey served as President, Chief Operating Officer and a Director for Darling International, a publicly-owned food waste recycling company, from 1993 to December 1996. Mr. Ghazey is a Certified Public Accountant and holds a B.S. in Accounting from the University of Vermont.

     Mr. Nathanson joined the Company in July 1996 as Senior Vice President, Network and Professional Services in connection with the Company's acquisition of FCP, a network integration and professional services consulting firm, and served as Senior Vice President, Services from April 1997 to October 1998. From October 1998 to August 1999, Mr. Nathanson served as President of the Company's Services Division. From February 1984 to July 1996, Mr. Nathanson served as President and Chief Executive Officer of FCP.

     Mr. Archambault joined the Company in May 1997 as Vice President and Treasurer. He served as Senior Vice President, Treasurer from March 1998 and has served as Senior Vice President, Chief Financial Officer and Treasurer since

December 1998. From September 1989 to 1997, Mr. Archambault served as Vice President of Finance and Investor Relations for Symbol Technologies, Inc., a manufacturer of bar code data capture systems worldwide. Mr. Archambault is a Certified Public Accountant and holds an M.S. in Accounting and a B.S. in Finance from Northeastern University.

     Ms. Burgess joined the Company in May 1994 as Vice President and General Counsel and has served as Senior Vice President and General Counsel since January 1998. From October 1992 to May 1994, Ms. Burgess was Of Counsel to the law firm of Collier, Shannon, Rill and Scott, specializing in commercial and antitrust matters. Ms. Burgess holds a B.A. from William Smith College and a J.D. from Fordham University School of Law.

     Mr. McIlmurray joined the Company in September 1998 as Senior Vice President, Chief Information Officer. From 1993 to 1998. Mr. McIlmurray served as Vice President, Information Technology Services, for Avon Products, Inc., a global direct seller of consumer packaged goods. Mr. McIlmurray holds a B.A. from Boston College and an M.B.A. from Cornell University.

     Ms. Mehta joined the Company in February 1997 as Assistant Controller and has served as Vice President and Controller since December 1998. From June 1988 to February 1997, Ms. Mehta held a variety of financial management positions at Kraft General Foods, a subsidiary of the Philip Morris Companies, most recently as Financial Director. Ms. Mehta is a Certified Public Accountant and holds an M.B.A. in Accounting and Finance from the Graduate School of Business, Columbia University and a B.A. in Economics from Fordham University.

     Ms. Nathanson joined the Company in July 1996 as Vice President of Paragon Programs in connection with the Company's acquisition of FCP. From October 1998 to May 1999, she served as Senior Vice President of Product Management. Ms. Nathanson has served as the Company's Senior Vice President, Human Resources since May 1999. Prior to joining the Company, Ms. Nathanson served as the Chief Operating Officer and Chairman of the Board of FCP, a company which she co-founded in 1984.

     Mr. Devening has served as a Director of the Company since June 1996. Since August 1994, Mr. Devening has served as Chairman, President and Chief Executive Officer of Food Brands America, Inc., a diversified food manufacturing company. From April 1993 to July 1994, Mr. Devening served as Vice Chairman and Chief Financial Officer of Fleming Companies, Inc., a food distribution and marketing company. Mr. Devening serves as a director of Hancock Fabrics Inc., and Hussman Corporation. Mr. Devening holds a B.A. from Stanford University and an M.B.A. from the Harvard Graduate School of Business.

     Mr. Lacy has served as a Director of the Company since June 1996. From July 1985 until May 1996, Mr. Lacy served as the Chief Executive Officer and Chairman of Ingram Micro Inc. and its predecessor company Micro D Inc., a distributor of microcomputer products. From December 1993 to January 1996, Mr. Lacy served as President of Ingram Industries, the holding company of Ingram Micro Inc. From June 1995 to April 1996, he served as the Chief Executive Officer of Ingram Industries. From October 1996 to October 1997, Mr. Lacy served as President and Chief Executive Officer of MicroWarehouse, a direct marketer of computer products. Mr. Lacy serves as a director of Earthlink Network, Inc. and pcOrder.com, Inc., as well as several private companies. Mr. Lacy holds a B.S. in Chemical Engineering and an M.B.A. from the University of Virginia.

     Mr. Miller has served as a Director of the Company since September 1993. Since January 1995, Mr. Miller has served as President of Miller Associates, Inc., a management consulting firm. From February 1990 to December 1994, Mr. Miller served as the Vice Chairman and Chief Executive Officer of Darling International, a publicly owned food waste recycling company. Mr. Miller serves as a director to other private companies and a high yield investment fund. Through Miller Associates, Inc., Mr. Miller served as an interim Chief Executive Officer and Director of a privately held workout credit for Cherrydale Farms, Inc., which filed for bankruptcy protection on March 15, 1999. Mr. Miller holds a B.S. in Industrial Management from the Lowell Technological Institute.

     The Company currently has six directors. All directors serve on the Board of Directors of the Company until their successors are elected and qualified. There are no family relationships among any of the directors or executive officers of the Company. The Company's executive officers serve at the discretion of the Board of Directors.

     In June 1996, the Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee is currently comprised of Messrs. Devening, Lacy and Miller and is chaired by Mr. Miller. The Audit Committee oversees the activities of the Company's independent auditors and reviews with the independent auditors the Company's internal accounting procedures and controls. The Compensation Committee is currently comprised of Messrs. Devening, Lacy and Miller and is chaired by Mr. Devening. The Compensation Committee makes recommendations to the Board of Directors with respect to general compensation and benefit levels and other related matters, reviews and approves the compensation and benefits for the Company's executive officers, administers the Company's stock option plans and makes recommendations to the Board of Directors regarding such matters.

Compliance With Section 16(a) of the Securities Exchange Act of 1934

     All reports required to be filed pursuant to Section 16(a) of the Exchange Act were timely filed.

Item 11. Executive Compensation.

Executive Officer Compensation

     The following table sets forth information concerning the compensation paid by the Company during the Company's fiscal years ending June 27, 1999, June 28, 1998 and June 29, 1997 to the Company's Chief Executive Officer, and each of the Company's five other most highly compensated executive officers (collectively, the "Named Officers"):

                                                Fiscal                 Annual                    Long Term Compensation
                                                 Year               Compensation                        Award
                                                                                            Securities        All Other
Name and Principal                                             Salary         Bonus(1)      Underlying      Compensation
Position                                                         ($)             ($)      Options/SAR(2)         ($)
--------                                                         ---             ---      --------------         ---


John A. McKenna, Jr. .........................      1999        425,000         800,000             --          28,733
Chief Executive Officer                             1998        373,461         127,750         30,000          17,533
                                                    1997        350,000         150,171             --          21,333

Kenneth A. Ghazey(3)..........................      1999        366,827         806,000             --          27,099
President                                           1998        298,462         100,375             --          12,299
                                                    1997        126,923               0        880,000           5,195

John F. Lyons(4)..............................      1999        244,711         409,375             --           3,096
President, TAS Division                             1998        199,520          88,750         25,000           2,933
                                                    1997        174,462         101,516             --           4,175

Richard Nathanson(5)..........................      1999        239,615         167,500             --           1,035
President, Services                                 1998        193,800         117,910             --             344
Division                                            1997        258,048      193,787(6)        187,395           2,041

Michael G. Archambault(7).....................      1999        246,854         244,375         15,000           5,197
Senior Vice President,                              1998        160,000          35,040         75,000             731
Chief Financial Officer and Treasurer               1997         15,385               0             --             699

Dort A. Cameron III...........................      1999        400,000               0             --          17,358
Chairman of the Board                               1998        400,000               0        150,000          18,801
of Directors                                        1997        400,000               0             --          18,801

(1) Includes bonus compensation awarded in Fiscal 1999 in connection with the closing of the TAS Sale as follows: $500,000 to each of John McKenna and Ken Ghazey; $275,000 to John Lyons; and $100,000 to Michael Archambault.

(2) The stock options listed in the table represent options to purchase Common Stock of the Company under the Company's 1996 Performance Incentive Plan ("PIP") or the Company's 1996 Stock Option Plans (the "EIS Plans") and have been adjusted for stock dividends.

(3)  Mr. Ghazey joined the Company in January 1997.

(4) In connection with the TAS Sale, Mr. Lyons accepted a position with CompuCom and resigned from the Company in May 1999.

(5)  Mr. Nathanson resigned in August 1999.

(6) Includes $120,787 bonus payable by FCP at the time of the acquisition and paid by the Company after the closing.

(7)  Mr. Archambault joined the Company in May 1997.

                        Option Grants In Last Fiscal Year

     The following table sets forth for certain information concerning grants of options to each of the Named Officers during Fiscal 1999.

                                                                                                        Potential Realizable
                                    Number of       Percent of                                          Value of Assumed
                                   Securities      Total Options                                        Annual Rates of
                                   Underlying       Granted to                                            Stock Price
                                     Options       Employees in    Exercise Price   Expiration          Appreciation for
Name                               Granted (#)      Fiscal 1999     Per Share(1)     Date (2)           Option Term(3)
----                               -----------      -----------     ------------     --------           --------------
                                                                                                       5%            10%
                                                                                                       --            ---

Michael G. Archambault............    15,000(4)        5.37%           $ 4.12         09/28/08    $   125,276  $   317,473

(1) In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock, the risks normally associated with investments in companies engaged in similar businesses and the market prices of securities of certain competitors. The exercise price for options granted under the PIP may be paid in any form as shall be permitted by the Company's Compensation Committee of the Board of Directors, including without limitation cash, shares of the Company's Common Stock, other awards granted or other property, including promissory notes.

(2) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability. Options must generally be exercised within 30 days of the termination of the optionee's status as an employee or consultant of the Company, or within 12 months after such optionee's death or disability. If, however, an optionee is terminated for cause, all vested options shall be canceled on the date of grant.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.

(4) Represents 15,000 shares of the Company's Common Stock subject to an incentive stock option. All options were granted pursuant to the Company's PIP. Twenty percent (20%) of such options vested on June 30, 1999, and an additional twenty percent (20%) shall vest after each anniversary of June 30, 1999.

                          FISCAL YEAR-END OPTION VALUES

     The following table sets forth the value of outstanding options held by the Named Officers as of June 27, 1999 and has been adjusted for stock dividends.

                                                 Number of Securities Underlying UnexercisedValue of Unexercised In-the-money
                                                       Options at Fiscal Year-end (#)       Options at Fiscal Year-end (1)
Name                                                     Exercisable     Unexercisable      Exercisable     Unexercisable
----                                                     -----------     -------------      -----------     -------------
John A. McKenna, Jr..................................       1,725,120             0                    --               --
Kenneth A. Ghazey....................................         576,000       304,000        $   374,400.00    $  197,600.00
John F. Lyons........................................               0             0                    --               --
Richard Nathanson....................................          93,697        93,698        $    60,903.05    $   60,903.70
Michael Archambault..................................          25,000        65,000        $    13,000.00    $   19,500.00
Dort A. Cameron III..................................         150,000             0                    --               --

(1) Calculated on the basis of the fair market value of the Common Stock at June 27, 1999, $2.69 per share (as determined by the Company's Board of Directors), less the exercise price payable for such shares, multiplied by the number of shares underlying the option.

Director Compensation

     Under the Company's Non-Employee Director Stock Plan, as amended through October 1998 (the "Director Plan"), each non-employee director receives an annual retainer that contemplates attendance at up to six Board or Committee meetings per year. Each year, non-employee directors may elect to receive payment for the annual retainer either in cash or in the form of shares of the Company's Common Stock. Fees for meetings attended in excess of those covered by the annual retainer are paid in cash on a per meeting basis. In addition, the Company reimburses directors for expenses incurred in attending board and committee meetings. As of June 27, 1999, the Company had issued an aggregate 68,815 shares of the Company's Common Stock to its non-employee directors pursuant to the Director Plan. During Fiscal 1996 and Fiscal 1997, Mr. Devening and Mr. Lacy were each granted an aggregate of 37,500 options to purchase shares of the Company's Common Stock in consideration for services rendered as a director of the Company. In November 1998, Messrs. Devening, Lacy and Miller were each granted 25,000 options to purchase shares of the Company's Common Stock in consideration for services rendered as directors of the Company.

     Since its inception, the Company has paid Mr. Cameron a salary for services rendered in his capacity as Chairman of the Board. During Fiscal 1998, his annual salary was $400,000. On July 1, 1998, the Company entered into an employment agreement with Mr. Cameron. See "-- Employment Agreements."

Employment Agreements

     The Company has entered into agreements with certain of the Company's Named Officers, including: Dort A. Cameron III, Chairman of the Company's Board of Directors; John A. McKenna, Jr., the Company's Chief Executive Officer; Kenneth
A. Ghazey, the Company's President; Richard Nathanson, the former President of the Company's Services Division; and Michael G. Archambault. the Company's Senior Vice President, Chief Financial Officer and Treasurer.

     Mr. McKenna's severance agreement provides that upon a Severance Event (as defined below), he will be entitled to a payment equal to 12 times his monthly compensation as of the date of termination (including his bonus or any variable compensation at 100% of target). In addition, if a Severance Event occurs or Mr. McKenna's employment is terminated prior to a public offering or change of control (as defined below) and the Company elects to repurchase his shares of Common Stock pursuant to the Stockholders' Agreement, Mr. McKenna shall be entitled to receive (i) the difference between the book value as of the end of the most recent fiscal year and the Share Value (as defined below) and (ii) a tax gross-up for the difference between ordinary income tax treatment and capital gains tax treatment resulting from such repurchase, computed to put Mr. McKenna in the same position he would have been in if he had timely made an Internal Revenue Code of 1986, as amended, Section 83(b) election. A "Severance Event" is defined as (i) a termination for any reason other than cause or as a result of his death, disability or voluntary resignation or (ii) a change of control which results in a reduction of his base compensation, a reduction in the level of authority or scope of responsibilities or relocation. In addition, the terms of certain of his stock option grant agreements provide that, in the event of a Severance Event, the vesting of the options granted will be accelerated and the exercise period for such options will be extended to two years after termination. Mr. McKenna's severance agreement terminates on August 6, 2000.

     Mr. Ghazey's agreement provides that upon (i) the termination of his employment by the Company for other than cause or as a result of death, disability or voluntary resignation, (ii) a change of control (as defined below) or (iii) a unilateral decrease in his aggregate compensation, benefits and incentive package which is not uniformly applied to all other senior executive officers, he will be entitled to one year's base salary at the then current rate and all incentive compensation earned but not paid under the Management Incentive Plan then in effect.

     The retention agreement of Mr. Archambault provides that upon (i) termination of employment by the Company for other than cause or as a result of death, disability, voluntary resignation or normal retirement at age sixty-five or (ii) a change of control (as defined below) followed by (a) a termination for other than cause or as a result of his death, disability, voluntary resignation, or normal retirement, or (b) voluntary resignation following reduction in compensation, reduction in the level of authority or scope of responsibilities or relocation, he will be entitled to 12 times his monthly compensation as of the date of termination (including bonus at 100% of target). Mr. Archambault is subject to a covenant not to compete during the period of time the Company is paying severance.

     Mr. Nathanson's employment agreement provided that upon termination without cause, he is entitled to severance payments equal to 12 times his monthly compensation as of the date of termination plus bonus at 100% of target. Mr. Nathanson is subject to a covenant not to compete until August 2000. In addition, in connection with his resignation in August 1999, Mr. Nathanson was given an additional period of time to exercise his options.

     Mr. Cameron's employment agreement is effective until July 1, 2001. Such agreement provides for an initial annual base salary of $400,000 and participation in the Company's existing and future long term incentive plans at a level determined by the Board of Directors. The Company will provide hospitalization, medical, dental and health coverage to Mr. Cameron and his spouse following the termination of the agreement for the remainder of their lives or until comparable coverage is obtained from another employer or until comparable coverage can be obtained at commercially reasonable rates, up to a maximum actual cost to the Company of $1.5 million. In addition, upon (i) death,
(ii) disability or (iii) termination of his employment by the Company without cause or termination by Mr. Cameron for Good Reason (as defined below), Mr. Cameron will be entitled to receive the base salary at the then current rate for the longer of (x) the remainder of the term of the agreement (without regard to the earlier termination) and (y) one year. Mr. Cameron is subject to a covenant not to compete until three years following the termination of his employment.

     A "change of control" for purposes of Mr. McKenna's agreement is defined as an event in which Mr. Cameron and the Cameron Affiliates no longer own voting securities of the Company entitled to cast a majority of votes for election of the Board of Directors of the Company. A "change of control" for purposes of the agreements of Messrs. Archambault and Ghazey is defined as a transfer of ownership or control of more than 50% of all of the assets or shares of the Company. For purposes of Mr. Cameron's employment agreement, for "Good Reason" means a termination of Mr. Cameron's employment agreement by Mr. Cameron following a reduction in his annual base salary, a material alteration in his authority or responsibilities, the failure to elect or continue Mr. Cameron as Chairman of the Board of Directors, the failure to maintain directors and officers liability insurance covering Mr. Cameron or a material breach of the agreement by the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of August 31, 1999 for (i) each person or entity who is known by the Company to beneficially own five percent or more of the outstanding Common Stock of the Company, (ii) each of the Company's directors, (iii) each of the Named Officers (as defined above), and
(iv) all directors and executive officers of the Company as a group:

                                                                                         Shares Beneficially Owned(1)
                                                                                         ----------------------------
Name of Group or Beneficial Owners                                                    Number                   Percent
----------------------------------                                                    ------                   -------

Dort A. Cameron, III(2)........................................................        24,227,392               74.3
   c/o ENTEX Information Services, Inc.
   6 International Drive
   Rye Brook, NY 10573
IBM Credit(3)..................................................................         2,436,055                7.4
   1133 Westchester Avenue
   White Plains, NY 10604
John A. McKenna, Jr.(4)(5).....................................................         2,367,324                6.9
Kenneth Ghazey(6)..............................................................           576,000                1.7
John F. Lyons(7)...............................................................           120,417                *
Richard Nathanson(8)...........................................................           187,395                *
Michael G. Archambault(9)......................................................            28,000                *
R. Randolph Devening(10).......................................................            83,815                *
Linwood A. Lacy, Jr.(11).......................................................            94,898                *
Frank W. Miller(12)............................................................            46,264                *
All directors and executive officers as a group
   (12 persons)(13)............................................................        27,933,821               78.7

*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 31, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, pursuant to the Stockholders' Agreement and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. See Items 1 and 13.

(2) Includes 21,407,739 shares of Common Stock registered in the name of ENTEX Associates L.P. Dort A. Cameron III is the sole stockholder of the Putnam Group, Inc., the general partner of ENTEX Associates L.P. Includes 150,000 shares of Common Stock owned by Mr. Cameron which are subject to an option currently exercisable. Includes 1,851,850 shares of Common Stock owned by Mr. Cameron which are subject to an immediately exercisable option to purchase such shares which Mr. Cameron granted to IBMCC. See Item 13.

(3) Includes 1,851,850 shares of Common Stock owned by Mr. Cameron which are subject to an option immediately exercisable by IBMCC to purchase such shares and 584,205 shares of Common Stock subject to an immediately exercisable warrant. See Item 13.

(4) Includes 1,725,120 shares of Common Stock owned by Mr. McKenna which are subject to an option currently exercisable.

(5) Pursuant to the Stockholders' Agreement, in the event that Mr. McKenna's employment is terminated for any reason, the Company shall have the right to purchase all shares of Common Stock owned by him. If the Company is unable to purchase such shares in cash, the Cameron Affiliates will have a right to purchase such shares. See Items 1 and 13.

(6) Includes 576,000 shares of Common Stock owned by Mr. Ghazey which are subject to an option currently exercisable.

(7) In connection with the TAS sale, Mr. Lyons accepted a position with CompuCom Systems, Inc. and resigned from the Company in May 1999.

(8) Includes 187,395 shares of Common Stock beneficially owned by Mr. Nathanson which are subject to options currently exercisable. Mr. Nathanson resigned in August 1999.

(9) Includes 28,000 shares of Common Stock owned by Mr. Archambault which are subject to options currently exercisable.

(10) Includes 62,500 shares of Common Stock owned by Mr. Devening which are subject to options currently exercisable.

(11) Includes 62,500 shares of Common Stock owned by Mr. Lacy which are subject to options currently exercisable.

(12) Includes 25,000 shares of Common Stock owned by Mr. Miller which are subject to options currently exercisable.

(13) Includes 3,042,915 shares of Common Stock which are subject to options exercisable within 60 days of August 31, 1999.

Item 13. Certain Relationships and Related Transactions.

Share Ownership

     As of June 27, 1999, Dort A. Cameron III, the Company's Chairman, owned of record 2,669,653 shares of the Company's Common Stock. In addition, as of such date, ENTEX Associates, L.P., a Delaware limited partnership, owned 21,407,739 shares of the Company's Common Stock. Mr. Cameron is the sole stockholder of The Putnam Group, Inc., the general partner of ENTEX Associates, L.P. (the "Putnam Group"). Two of the limited partners of ENTEX Associates, L.P., Airlie Associates and Airlie Associates II, are general partnerships consisting of Mr. Cameron's relatives. The other limited partners of ENTEX Associates, L.P. are business associates of Mr. Cameron. Mr. Cameron has voting and dispositive power over the shares of the Company's Common Stock held by ENTEX Associates, L.P. and, accordingly, may be deemed to have beneficial ownership with respect to these shares. In connection with the restructuring of indebtedness under the IBMCC Working Capital Line of Credit in December 1996, Mr. Cameron and Entex Associates, L.P. ("ENTEX Associates"), along with Mr. McKenna, pledged the Common Stock held by each to IBMCC as additional collateral. See " -- IBMCC Financing." The pledges of Mr. Cameron, ENTEX Associates and Mr. McKenna were released in 1998 in connection with the Notes Offering.

Indebtedness Between the Company and Certain Affiliates

     In July 1993, Mr. Cameron, Airlie Associates and Airlie Associates II loaned $3.13 million, $340,000 and $780,000, respectively, to ENTEX Holdings, Inc. ("ENTEX Holdings"), the former parent of the Company which was merged with and into the Company on June 28, 1996 (the "Holdings Merger"). In addition, in December 1993 Mr. Cameron loaned ENTEX Holdings $312,500. These loans were evidenced by promissory notes (the "1993 Notes"). The 1993 Notes were assumed by the Company and $415,925 principal amount was repaid in connection with the Holdings Merger. The remaining balance on the 1993 Notes, approximately $4.1 million, was repaid with the proceeds of the Notes Offering.

Payments to Affiliates

     During Fiscal 1999, the Company paid to Airlie Enterprises a monthly overhead allocation fee of $15,000. The Company paid approximately $195,000 to Atlantic Aviation, which leases an airplane from a corporation wholly owned by Mr. Cameron, in Fiscal 1999 for use of such airplane.

     During Fiscal 2000, the Company anticipates that it will pay approximately $100,000 for consulting services to Miller Associates, Inc. ("MAI"). Mr. Miller, a director of the Company, is President and owns a 100% interest in MAI.

     For Fiscal 1999, the Company has outsourced substantially all of its training activities to KAH and made payments to KAH of approximately $4.4 million. The Company owns a direct 8% interest in KAH. Mr. Cameron controls and owns a direct 35% interest in KAH.

Stockholders' Agreement

     On December 10, 1993, ENTEX Holdings, Dort A. Cameron III, ENTEX Associates, L.P. and certain members of the Company's then current management (the "Participants") entered into the Stockholders' Agreement in connection with the sale and purchase of a total of 5,860,690 shares, net of repurchases, of the Common Stock (the "Original Shares") of ENTEX Holdings by the Participants.

     The Stockholders' Agreement is binding on the Company as the successor corporation of ENTEX Holdings and all obligations of the Participants and the Cameron Affiliates relating to the shares of Common Stock of ENTEX Holdings relate to the shares of Common Stock of the Company. Pursuant to the Stockholders' Agreement, each of the Cameron Affiliates and each of the Participants agreed to vote their shares of Common Stock to elect one Participant nominated by the Participants and acceptable to the Cameron Affiliates to the Board of Directors of the Company. In addition, in the event of (i) any proposed capital reorganization of the Company, (ii) any reclassification or recapitalization of the Company, (iii) any transfer of all or substantially all of the assets of the Company, (iv) any consolidation or merger involving the Company and any other person, (v) any dissolution, liquidation or winding-up of the Company, or (vi) any material transaction affecting the capital stock of the Company which is not in the ordinary course of business and which is required by the laws of Delaware to be submitted to a vote of the stockholders of the Company, the Participants agreed to vote their shares of Common Stock in the same manner as the Cameron Affiliates.

     In addition, pursuant to the Stockholders' Agreement, in the event that certain Participants die or become disabled (the "Non-Electing Participants"), the Company will have the right to purchase all of the shares of Common Stock of such Non-Electing Participants. Upon death or disability, the Non-Electing Participants and their legal representatives will have the right to require the Company to purchase all of their shares of Common Stock. The per share price to be paid by the Company shall equal the greater of the Original Purchase Price (as defined below) or the Share Value (as defined below). As of June 27, 1999, the Non-Electing Participants total six individuals who collectively own 759,336 shares of Common Stock. The Company has obtained an insurance policy that would cover the purchase price of such shares in the event of the exercise of such put options. The Company has the right to purchase shares of Common Stock if other Participants, including John McKenna ("Plan 2 Participants"), are terminated for any reason. If a Plan 2 Participant's employment is terminated for cause, the per share value shall equal the lesser of Original Purchase Price and the Book Value (as defined below) and if for any other reason, shall equal the Book Value. If the Company is not able to pay for a Participant's shares of Common Stock in cash, the Company must assign its rights to the Cameron Affiliates.

     "Share Value" shall mean the amount determined by multiplying (a) the net income of the Company on a consolidated basis for the four most recent fiscal quarters of the Company immediately preceding the date of the termination of the Participant's employment, as shown on the financial statements of the Company, determined in accordance with GAAP, by (b) the Earnings Multiple, and dividing the product so obtained by the number of shares of Common Stock issued and outstanding on a fully diluted basis. "Earnings Multiple" shall mean the arithmetic average of the "price to earnings ratio" of each of certain publicly traded companies as reported in composite transactions in the Wall Street Journal on the last day of each of the six calendar months immediately preceding the date of repurchase of such Common Stock. "Original Purchase Price" shall mean the original purchase price paid for the Original Shares, as adjusted for stock dividends. "Book Value" shall mean the book value of a share of Common Stock as of the end of the most recent fiscal year.

     The Stockholders' Agreement will terminate upon the consummation of a public offering; provided, that the voting provisions shall terminate upon the earlier of (a) the consummation of a public offering or (b) December 10, 2000, and provided, further, that certain provisions relating to the Company's right to repurchase a Participant's shares of Common Stock shall terminate upon the earlier of (x) the consummation of a public offering or (y) a change of control. A "change of control" is defined as an event in which the Cameron Affiliates no longer own voting securities of the Company entitled to cast a majority of votes for election of the Board of Directors of the Company.

IBMCC Financing

     The Company has financed a significant portion of its working capital needs under the IBMCC Working Capital Line of Credit. IBMCC is the beneficial owner of more than 5% of the outstanding capital stock of the Company. The IBMCC Working Capital Line of Credit provides for borrowings of up to $250.0 million ($150 million from and after August 10, 1999), of which $98.3 million was owed to IBMCC as of June 27, 1999 on an interest-bearing basis and was classified as notes payable. The IBMCC Working Capital Line of Credit matures on July 31, 2001 and is terminable upon 60 days' prior notice by IBMCC. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at LIBOR plus 3.00% (7.9% at June 27, 1999). Such rate is subject to increase or decrease depending on the Company's financial performance. The IBMCC Working Capital Line of Credit is secured by certain inventory, accounts receivable and certain intellectual property. The IBMCC Working Capital Line of Credit provides that if Dort A. Cameron III ceases to own and/or control at least 35% of the issued and outstanding capital stock of the Company, the Company will be deemed to be in default. In connection with the financing arrangement, Mr. Cameron has granted to IBMCC an option ("the IBMCC Option") to acquire 1,851,850 shares of Common Stock held by him. The IBMCC Option is immediately exercisable at a price of $.02 per share and expires July 15, 2001. IBMCC holds a warrant to purchase up to 333,350 shares of the Company's Common Stock which was committed to by ENTEX Holdings in August 1993 and issued in November 1994 in connection with a settlement of a dispute between International Business Machines Corporation, JWPIS and ENTEX Holdings (the "1994 Warrant"). The 1994 Warrant is immediately exercisable for a total exercise price of $10.00 and expires on July 15,2001. In connection with an amendment to the IBMCC Working Capital Line of Credit on July 15, 1997 the Company entered into a warrant agreement pursuant to which IBMCC was issued warrants to acquire up to 250,855 shares of Common Stock (the "1997 Warrant"). The 1997 Warrant may be exercised at any time prior to July 31, 2004 at an exercise price of $7.55 per share. In addition, IBMCC was granted the right to sell the Common Stock issuable upon exercise of the 1994 and 1997 warrants (the "Warrant Shares") and any shares purchased upon exercise of the IBMCC Option ("IBMCC Option Shares" )along with any sale of Common Stock representing more than 20% of the capital stock of the Company held by the Cameron Affiliates. Mr. Cameron has a right to require IBMCC to sell the Warrant Shares and any IBMCC Option Shares along with any sale of Common Stock representing 50% or more of the capital stock of the Company by the Cameron Affiliates. IBMCC was also granted certain demand and piggyback registration rights for the Warrant Shares and the IBMCC Option Shares. See Items 1 and 7 and Notes 5 and 7 of the Notes to Consolidated Financial Statements.

                                     PART IV

Item 14. Exhibits, Financial Statement Schedules And Reports on Form 8-K.

Financial Statements and Schedules

     Financial Statements and Financial Statement Schedules. The following Consolidated Financial Statements and supporting schedule of ENTEX Information Services, Inc. and the Report of Independent Auditors are included at pages F-1 through F-17 of this Form 10-K.

Description                                                             Page No.
-----------                                                             --------

Independent Auditors' Report............................................   F-1
Consolidated Balance Sheets as of June 27, 1999 and June 28, 1998.......   F-2
Consolidated Statements of Operations for Years Ended
   June 27, 1999, June 28, 1998 and June 29, 1997.......................   F-3
Consolidated Statements of Cash Flows for the Years Ended
   June 27, 1999, June 28, 1998 and June 29, 1997.......................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
   for the Years Ended June 27, 1999, June 28, 1998 and June 29, 1997...   F-5
Notes to Consolidated Financial Statements..............................   F-6
Schedule II - Valuation and Qualifying Accounts and Reserves............   F-17

     Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

Reports On Form 8-K

     Current Report on Form 8-K dated May 11, 1999, reporting the sale of TAS Division to CompuCom Systems, Inc.

Exhibits

Exhibit Number        Description

2.1 Agreement and Plan of Reorganization by and between ENTEX Holdings, Inc. and the Company dated as of June 28, 1996, incorporated by reference to the Company's Registration Statement on Form 10 (File No. 000-23457) filed December 3, 1997 (the "Form 10")

2.2 Agreement and Plan of Merger by and among the Company, ENTEX Acquisition Corp. and Random Access, Inc., dated as of May 15, 1995, with amendment thereto, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

2.3 Agreement and Plan of Reorganization among the Company, EIS Acquisition Corporation and FCP Technologies, Inc., incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

2.4 Asset Purchase Agreement dated as of May 10, 1999 by and between CompuCom Systems, Inc. and the Company, incorporated by reference to the Company's Current Report on Form 8K filed May 25, 1999

3.1 Certificate of Incorporation of the Company, as amended, incorporated by reference to the Company's Form 10

3.2 Amended and Restated Bylaws of the Company dated December 9, 1998, incorporated by reference to the Company's Current Report on Form 8K filed December 23, 1998

4.1 Form of the Company's Common Stock Certificate, incorporated by reference to the Company's Form 10

4.2 Indenture dated July 29, 1998, among the Company, the Guarantors named therein, and Marine Midland Bank, N.A., as trustee, incorporated by reference to the Company's Current Report on Form 9K filed August 13, 1998

4.3 Exchange Offer Registration Rights Agreement dated July 29, 1998, among the Company, the Guarantors named therein and CIBC Oppenheimer Corp. and Lazard Freres & Co. LLC, incorporated by reference to the Company's Current Report on Form 8K filed August 13, 1998

10.1 Stockholders' Agreement among ENTEX Holdings, Inc., Dort A. Cameron III, ENTEX Associates, L.P., and the Participants named therein dated December 10, 1993, with First Amendment thereto, incorporated by reference to the Company's Form 10

10.1.1 Second Amendment to Stockholders' Agreement among ENTEX Holdings, Inc., Dort A. Cameron III, ENTEX Associates, L.P., and the Participants named therein dated March 6, 1998, incorporated by reference to Amendment No. 3 to the Company's Form 10 filed May 15, 1998

10.2 Fourth Amended and Restated Agreement for Wholesale Financing by and between IBM Credit Corporation and the Company, with Amendments 1 through 10 thereto, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

10.2.1+ Amendment No. 11 to the Fourth Amended and Restated Agreement for
        Wholesale Financing by and between IBM Credit Corporation and the Company

Exhibit Number        Description

10.2.2+ Amendment No. 12 to the Fourth Amended and Restated Agreement for
        Wholesale Financing by and between IBM Credit Corporation and the Company

10.2.3 Amendment No. 13 to the Fourth Amended and Restated Agreement for Wholesale Financing by and between IBM Credit Corporation and the Company, incorporated by reference to the Company's Current Report on Form 8K filed August 13, 1998

10.2.4 Amendment No. 14 to the Fourth Amended and Restated Agreement for Wholesale Financing by and between IBM Credit Corporation and the Company, incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-4 (File No. 333-64805) (the "S-4") filed January 8, 1999

10.2.5+ Amendment No. 15 to the Fourth Amended and Restated Agreement for
        Wholesale Financing by and between IBM Credit Corporation and the Company

10.2.6+ Amendment No. 16 to the Fourth Amended and Restated Agreement for
        Wholesale Financing by and between IBM Credit Corporation and the Company

10.2.7+ Amendment No. 18 to the Fourth Amended and Restated Agreement for
        Wholesale Financing by and between IBM Credit Corporation and the Company

10.3 Warrant Agreement among IBM Credit Corporation, ENTEX Holdings, Inc., and the Company dated November 15, 1994, incorporated by reference to the Company's Form 10

10.4 Warrant Agreement between IBM Credit Corporation and the Company dated July 15, 1997, incorporated by reference to the Company's Form 10

10.5 Non-Competition, Referral and Non-Disclosure Agreement dated as of May 10, 1999, by and between CompuCom Systems, Inc. and the Company, incorporated by reference to the Company's Current Report on Form 8K filed May 25, 1999

10.6 Sublease Agreement dated June 6, 1997 between General Electric Company and the Company with related consent, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

10.6.1+ Sublease Extension and Amendment between General Electric Company and the Company

10.7 Lease Agreement dated January 20, 1995 between Royal Executive Park II and the Company, with First Amendment thereto, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

10.7.1+ Second Amendment of Lease by and between Reckson Operating Partnership,
        L.P., successor-in-interest to Royal Executive Park II, and the Company

10.8 Sublease Agreement dated August 6, 1993 between JWP Inc. and the Company and related amendments, consents and lease agreements, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

10.9 Lease Agreement dated May 15, 1995 between the Company and Duke Realty Limited Partnership, with the First through Fourth Amendments thereto, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

Exhibit Number        Description

10.9.1+ Fifth Lease Amendment to the Lease Agreement dated May 15, 1995 between the Company and Duke Realty Limited Partnership

10.10 Lease Agreement dated February 29, 1992 between the Company and 725 C.W. Associates Limited Partnership with related amendments, incorporated by reference to Amendment No. 1 to the Company's Form 10 filed January 27, 1998

10.11 Agreement between John A. McKenna, Jr. and the Company dated August 7, 1994 with related amendment, incorporated by reference to the Company's Form 10

10.12 Letter Agreement between Kenneth A. Ghazey and the Company dated January 6, 1997, incorporated by reference to the Company's Form 10

10.13 Employment Agreement between Richard Nathanson and the Company dated July 10, 1996, incorporated by reference to the Company's Form 10

10.14+ Retention Agreement between Michael G. Archambault and the Company dated October 2, 1998.

10.15 Employment Agreement dated July 1, 1998 by and between the Company and Dort A. Cameron III, incorporated by reference to the Company's Annual Report on Form 10K filed September 25, 1998

10.16+ ENTEX Senior Vice President Management Compensation Plan Effective July 1999

10.17+ ENTEX Acquisition Services Division Management and Professional Compensation Plan Effective January 1999

10.18+ ENTEX Services Division Management and Professional Compensation Plan Effective January 1999

10.19+  ENTEX Management and Professional Compensation Plan Effective July 1997

10.20 ENTEX Holdings, Inc. 1996 Stock Option Plan with related agreements, incorporated by reference to Amendment No. 2 to the Company's Form 10 filed January 29, 1998

10.21 ENTEX Information Services, Inc. 1996 Stock Option Plan with related agreements, incorporated by reference to Amendment No. 2 to the Company's Form 10 filed January 29, 1998

10.22 1996 Performance Incentive Plan with related agreements, incorporated by reference to Amendment No. 2 to the Company's Form 10 filed January 29, 1998

10.23 1996 Non-Employee Director Stock Plan, Amended and Restated as of March 31, 1998, incorporated by reference to the Company's Quarterly Report on Form 10Q filed May 13, 1998

10.23.1 First Amendment to the 1996 Non-Employee Director Stock Plan, incorporated by reference to Amendment No. 1 to the Company's S-4 filed January 8, 1999

10.24 Form of Indemnification Agreement, incorporated by reference to the Company's Form 10

21+     Subsidiaries of the Company

24+     Powers of Attorney (set forth on the signature page of this Form 10-K)

Exhibit Number        Description

27+     Financial Data Schedule




+ Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ENTEX INFORMATION SERVICES, INC.

                               By: /s/ JOHN A. MCKENNA, JR.
                                   -------------------------------------
                                   Name: John A. McKenna, Jr.
                                   Title:    Chief Executive Officer
                                             and Director

Date: September 27, 1999

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints John A. McKenna, Jr. and Michael G. Archambault and each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with this Form 10-K and any amendments or supplements hereto, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature                                   Title                                          Date

/s/ DORT A. CAMERON III                     Chairman of the Board                          September 27, 1999
Dort A. Cameron III

/s/ JOHN A. MCKENNA, JR.                    Chief Executive Officer and                    September 27, 1999
John A. McKenna, Jr.                        Director

/s/ KENNETH A. GHAZEY                       President and Director                         September 27, 1999
Kenneth A. Ghazey

/s/ MICHAEL G. ARCHAMBAULT                  Senior Vice President,                         September 27, 1999
Michael G. Archambault                      Chief Financial
                                            Officer and Treasurer

/s/ SHIRLEY S. MEHTA                        Vice President and Controller                  September 27, 1999
Shirley S. Mehta

/s/ R. RANDOLPH DEVENING                    Director                                       September 27, 1999
R. Randolph Devening

/s/ LINWOOD A. LACY, JR.                    Director                                       September 27, 1999
Linwood A. Lacy, Jr.

/s/ FRANK W. MILLER                         Director                                       September 27, 1999
Frank W. Miller


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................   F-1
Consolidated Balance Sheets as of June 27, 1999 and June 28, 1998.....   F-2
Consolidated Statements of Operations for Years Ended June 27, 1999,
   June 28, 1998 and June 29, 1997....................................   F-3
Consolidated Statements of Cash Flows for Years Ended June 27, 1999,
   June 28, 1998 and June 29, 1997....................................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
   for Years Ended June 27, 1999, June 28, 1998, and June 29, 1997....   F-5
Notes to Consolidated Financial Statements............................   F-6
Schedule II - Valuation and Qualifying Accounts and Reserves..........   F-17

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  ENTEX Information Services, Inc.:

     We have audited the consolidated balance sheets of ENTEX Information Services, Inc. and subsidiaries as of June 27, 1999 and June 28, 1998 and the related consolidated statements of operations, cash flows and stockholders' equity (deficit) for each of the years in the three-year period ended June 27, 1999. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express our opinion on these consolidated financial statements and financial statement schedule based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ENTEX Information Services, Inc. and subsidiaries as of June 27, 1999 and June 28, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 27, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                     KPMG LLP

Stamford, Connecticut
September 10, 1999

                        ENTEX INFORMATION SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                             June 27,        June 28,
                                                                                               1999            1998
                                                                                               ----            ----
                                                                                                 (Dollars in thousands,
                                                                                                 except share data)
ASSETS
Current assets:
   Cash.........................................................................         $      12,546    $      14,265
   Trade receivables, net of allowance for doubtful accounts
      of $4,905 and $4,662, respectively........................................               142,533          368,344
   Vendor receivables...........................................................                 5,066           47,592
   Inventory....................................................................                13,939           12,736
   Other current assets.........................................................                10,214            8,683
   Current assets of discontinued operations to be sold.........................                    --          180,105
                                                                                         -------------    -------------
      Total current assets......................................................               184,298          631,725
Property, plant and equipment, net..............................................                33,699           34,648
Goodwill, net of accumulated amortization of $3,311 and $2,319, respectively....                10,860           11,853
Other assets, net...............................................................                 4,898            1,756
Non-current assets of discontinued operations to be sold........................                    --           56,437
                                                                                         -------------    -------------
      Total assets..............................................................         $     233,755    $     736,419
                                                                                         =============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable.............................................................         $      49,842    $     338,602
   Accrued liabilities..........................................................                57,935           67,381
   Obligations related to restructuring.........................................                 4,933               --
   Obligations related to discontinued operations...............................                12,421               --
   Notes payable and current installments of long-term debt.....................               104,049          295,681
                                                                                         -------------    -------------
        Total current liabilities...............................................               229,180          701,664
                                                                                         -------------    -------------
Long-term debt..................................................................               124,252           53,239
Other long-term liabilities.....................................................                   294              661
                                                                                         -------------    -------------
        Total long-term liabilities.............................................               124,546           53,900
                                                                                         -------------    -------------
        Total liabilities.......................................................               353,726          755,564
                                                                                         -------------    -------------
Stockholders' equity (deficit):
   Preferred stock, 2,000,000 shares authorized; no shares
      issued or outstanding.....................................................                    --               --
   Common stock, $.0001 par value; 100 million shares
      authorized, 32,437,070 and 32,413,366 shares issued and
      outstanding respectively..................................................                     3                3
   Additional paid-in capital...................................................                19,594           19,477
   Retained earnings (deficit)..................................................              (139,485)         (38,564)
   Treasury stock, 82,500 shares at cost........................................                    (2)              (2)
   Accumulated other comprehensive income.......................................                   (81)             (59)
                                                                                         -------------    -------------
        Total stockholders' equity (deficit)....................................              (119,971)         (19,145)
                                                                                         -------------    -------------
                                                                                         $     233,755    $     736,419
                                                                                         =============    =============

          See accompanying notes to consolidated financial statements.



                        ENTEX INFORMATION SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        Years Ended
                                                                                        -----------
                                                                       June 27,          June 28,         June 29,
                                                                         1999              1998             1997
                                                                         ----              ----             ----
                                                                                  (Dollars in thousands,
                                                                             except share and per share data)

Net revenues................................................       $        483,619  $        436,361   $      339,704
Cost and expenses:
   Cost of services provided................................                368,269           334,219          259,507
   Inventory charges........................................                  1,000                --               --
   Selling, general and administrative expenses.............                145,611           147,937          125,982
   Restructuring charges....................................                  2,000                --               --
   Unusual charges..........................................                  3,800                --               --
                                                                   ----------------  ----------------   --------------
Loss from operations........................................                (37,061)          (45,795)         (45,785)
Interest expense, net.......................................                 36,548            36,663           37,147
Other income................................................                    708                --              462
                                                                   ----------------  ----------------   --------------
Loss from continuing operations before income taxes.........                (72,901)          (82,458)         (82,470)
Provision for income taxes..................................                      2                (1)              25
                                                                   ----------------  ----------------   --------------
Loss from continuing operations.............................                (72,903)          (82,457)         (82,495)
Discontinued operations:
   Income (loss) from operations (less applicable income taxes of $19 in 1999,
      $418 in 1998
      and $-- in 1997.).....................................                (11,275)          100,600           84,039
   Loss on Disposal.........................................                (16,743)               --               --
                                                                   ----------------  ----------------   --------------
Net income (loss)...........................................       $       (100,921) $         18,143   $        1,544
                                                                   ================  ================   ==============
Common Share Data:
   Basic and diluted (loss) per share:
   Continuing operations....................................       $          (2.25) $          (2.55)  $        (2.55)
   Discontinued operations..................................                   (.86)              3.11             2.60
                                                                   ----------------  -----------------  ---------------
   Net income (loss)........................................       $          (3.11) $             .56  $           .05
                                                                   ================  =================  ===============
Basic and diluted weighted average number of
   shares of common stock outstanding.......................       $     32,417,274  $     32,357,968   $   32,281,463
                                                                   ================  ================   ==============


          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended
                                                                                        -----------
                                                                       June 27,          June 28,         June 29,
                                                                         1999              1998             1997
                                                                         ----              ----             ----
                                                                                  (Dollars in thousands)
Cash flows from operating activities:
   Net income (loss)........................................       $       (100,921) $         18,143   $        1,544
   Adjustments to reconcile net income (loss)
      to net cash used in operating activities:
   Depreciation and amortization............................                 20,249            19,388           14,146
   Amortization of goodwill.................................                  3,392             3,958            4,239
   Loss on disposal of discontinued operations..............                 16,743                --               --
   Restructuring and unusual charges........................                 16,100                --               --
   Provision for doubtful trade and vendor receivables......                 (1,139)            1,703            2,393
   Accretion on long-term debentures and notes..............                  2,460             2,416            2,032
   Gain on sale of assets...................................                     --                --             (504)
   Stock benefit plan compensation costs....................                     --               180               --
   Other....................................................                   (609)             (593)              20
Changes in working capital, net of effects of acquisitions
   and dispositions:
   Trade receivables........................................                227,176           (34,064)         (31,168)
   Inventories..............................................                 78,933            (8,884)          (8,161)
   Vendor receivables.......................................                 42,300           (11,590)         (18,219)
   Other assets.............................................                   (499)              305             (396)
   Accounts payable and accrued liabilities.................               (281,900)           64,260            8,635
   Obligations related to restructuring.....................                  4,933                --               --
   Other long-term liabilities..............................                   (367)             (413)            (661)
                                                                   ----------------  ----------------   --------------
        Net cash provided by (used in) operating activities                  26,851            54,809          (26,100)
                                                                   ----------------  ----------------   --------------
Cash flows from investing activities:
   Proceeds from sale of assets of discontinued operations..                137,389                --               --
   Proceeds from sales of property, plant & equipment.......                    530                --            2,285
   Capital expenditures.....................................                (20,641)          (19,655)         (21,737)
   Cash paid for acquisitions...............................                     --                --           (7,216)
   Other....................................................                     --                --           (1,181)
                                                                   ----------------  ----------------   --------------
      Net cash from (used in) investing activities..........                117,278           (19,655)         (27,849)
                                                                   ----------------  ----------------   --------------
Cash flows from financing activities:
   Proceeds from borrowing..................................                223,574           124,794          230,621
   Change in cash overdraft.................................                (18,515)           12,968          (13,687)
   Debt financing costs.....................................                 (4,367)               --               --
   Proceeds from sale of common stock, net..................                    117               294              268
   Payments on debt.........................................               (346,657)         (174,783)        (160,018)
                                                                   ----------------  ----------------   --------------
        Net cash (used in) provided from financing
          activities........................................               (145,848)          (36,727)          57,184
                                                                   ----------------  ----------------   --------------
   Increase (decrease) in cash..............................                 (1,719)           (1,573)           3,235
   Cash at beginning of period..............................                 14,265            15,838           12,603
                                                                   ----------------  ----------------   --------------
   Cash at end of period....................................       $         12,546  $         14,265   $       15,838
                                                                   ================  ================   ==============
Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest paid.........................................       $         30,627  $         34,399   $       36,458
                                                                   ================  ================   ==============
      Taxes paid (refunded).................................       $          1,553  $            (35)  $      (12,087)
                                                                   ================  ================   ==============

          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)


                                                                                                  Accumulated
                                                               Additional  Retained                  Other
                                               Common Stock      Paid In   Earnings    Treasury  Comprehensive
                                            Shares   Amount      Capital   (Deficit)     Stock      Income        Total
                                            ------   ------    ---------- -----------  --------- -------------  ----------
Balance, June 30, 1996.............         32,677   $     3   $  18,735   $  (58,251)  $     (2) $       --   $  (39,515)
  Comprehensive income:
    Net income.....................             --        --          --        1,544         --          --        1,544
  Currency translation
    adjustments....................             --        --          --           --         --         (29)         (29)
                                                                                                               ----------
  Comprehensive income 1,515
  Return of treasury stock.........           (429)       --          --           --         --          --           --
  Issuance of common stock.........            110        --         268           --         --          --          268
                                        ----------   -------   ---------   ----------   --------  ----------   ----------
Balance, June 29, 1997.............         32,358         3      19,003      (56,707)        (2)        (29)     (37,732)
  Comprehensive income:
    Net income.....................             --        --          --       18,143         --          --       18,143
  Currency translation
    adjustments....................             --        --          --           --         --         (30)         (30)
  Comprehensive income 18,113
    Return of treasury stock.......            (70)       --          --           --         --          --           --
  Issuance of common stock.........             62        --         180           --         --          --          180
  Exercise of options..............             63        --         294           --         --          --          294
                                        ----------   -------   ---------   ----------   --------  ----------   ----------
Balance, June 28, 1998.............         32,413         3      19,477      (38,564)        (2)        (59)     (19,145)
  Comprehensive income:
    Net income.....................             --        --          --     (100,921)        --          --     (100,921)
    Currency translation adjustments            --        --          --           --         --         (22)         (22)
                                                                                                               ----------
  Comprehensive income.............                                                                              (100,943)
                                                                                                               ----------
  Return of treasury stock.........            (13)       --          --           --         --          --           --
  Issuance of common stock.........             13        --          54           --         --          --           54
  Exercise of options..............             24        --          63           --         --          --           63
                                        ----------   -------   ---------   ----------   --------  ----------   ----------
Balance, June 27, 1999.............         32,437   $     3   $  19,594   $ (139,485)  $     (2) $      (81)  $ (119,971)
                                        ==========   =======   =========   ==========   ========  ==========   ==========



          See accompanying notes to consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)


(1) Summary of Significant Accounting Policies

(a) Description of the Business

     ENTEX Information Services, Inc. ("ENTEX" or the "Company") was formed for the purpose of acquiring, on August 6, 1993, the net assets of the personal computer and systems integration business of JWP Inc. ("JWPIS"). On June 28, 1996, the Company's former parent, ENTEX Holdings, Inc., ("Holdings") was merged with and into the Company. Holdings' investment in the Company represented its only substantive assets and operations, and accordingly, was accounted for like a pooling-of-interests transaction.

     On May 10, 1999, the Company sold certain assets (inventory, land and building, and fixed assets) of its products division, the Technology Acquisition Services ("TAS") Division, to CompuCom Systems, Inc. ("CompuCom") (see note 2). The resulting loss on the sale of the assets and the loss from operations of the TAS Division for the year ended June 27, 1999 is reflected as discontinued operations in the accompanying consolidated financial statements. The operating results of the TAS Division for prior fiscal years have been restated to reflect the TAS Division as discontinued operations.

     ENTEX, a company engaged in principally one line of business, is a leading provider of distributed computing management solutions to meet the support requirements of Fortune 1000 companies and other large enterprises for their local-area networks, wide-area networks, and end-users. ENTEX provides a single source of service for its customers' personal computer ("PC") and server platforms including system design, operations support and change management.

(b) Fiscal Year

     The Company maintains its accounting records on a fifty-two week basis ending on the Sunday closest to June 30. The accompanying financial statements present the results of operations for the fiscal years June 29, 1998 to June 27, 1999, June 30, 1997 to June 28, 1998 and July 1, 1996 to June 29, 1997.

(c) Consolidation

     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications of prior year data have been made, where appropriate, to conform to the current year presentation.

(d) Inventories

     Service parts inventory is valued using a moving weighted average market value method. The Company assesses the appropriateness of the inventory valuations giving consideration to obsolete, slow moving or non-saleable inventory.

(e) Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets. Such useful lives range from 25 years for buildings to three to seven years for furniture and equipment. Leasehold and capital improvements are amortized using the straight-line method over the estimated useful life of the property or over the term of the lease, whichever is shorter.

     The Company systematically reviews the recoverability of its long-lived assets by comparing their unamortized carrying value to their related undiscounted future cash flows. Any impairment is charged to expense when such determination is made.

(f) Capitalized Software

     The Company capitalizes certain computer software license acquisition costs which are amortized utilizing the straight-line method over their estimated useful lives, which range from five to eight years.

     As of June 30, 1997, the Company adopted the provisions of SOP-98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The SOP also requires that costs related to the preliminary project stage and the post-implementation/operations stage of an internal-use computer software development project be expensed as incurred. The impact of adopting SOP 98-1 did not have a significant impact on previously recorded amounts.

(g) Goodwill

     Goodwill relates to the excess of cost over the fair value of net assets of acquired businesses and is being amortized on a straight-line basis from ten to 20 years.

     The Company reviews the recoverability of goodwill by comparing the unamortized balance to the related anticipated undiscounted future cash flows and measures any impairment based on the excess of the unamortized balance over the present value of future cash flows, discounted using the Company's average cost of funds.

(h) Revenue Recognition

     Service revenue is recognized at the time the service is rendered or ratably based on time elapsed or hours incurred if performed over a service contract period. Unrecognized service revenue is deferred and included with accrued liabilities and was $14,021 and $19,989 at June 27, 1999 and June 28, 1998, respectively.

(i) Risks and Uncertainties

     The Company uses a significant number of computer software programs and operating systems in its internal operations that may be affected by the year 2000 (the Y2K impact). The Company completed an inventory of its applications systems in December 1997 and prioritized its assessment of Y2K compliance based on the criticality of the applications to business operations. Required changes to and upgrades of applications systems, telecommunications environments and desk top environments are expected to be completed by October 31, 1999, with validation of these changes and upgrades being scheduled shortly thereafter. Contingency plans have been developed for specific business processes and related applications in the event the Company experiences short-term outages of up to a five day duration resulting from the failure of a system to properly address the year 2000. Such contingency plans are based on the Company's assessment of its ability to successfully make and validate all required changes and upgrades. The Company is committed to supplementing the existing contingency plans with long-term plans in the event that successful validation of applications changes and upgrades has not occurred by November 15, 1999.

     The Company's service business requires the recruiting and training of a significant number of qualified technical personnel. The growth of the systems integration industry has created a premium for a skilled workforce; therefore, there is risk regarding the availability of qualified technical personnel. In addition, the Company's asset based borrowings are exposed to market risk due to fluctuations in interest rates.

     In fiscal 1999, the top four customers represented 20% of 1999 revenue, although no individual customer accounted for more than 6% of the total revenue.

(j) Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

(k) Financial Instruments

     The Company's financial instruments, principally cash, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. As amounts outstanding under the Company's credit agreements bear interest approximating current market rates, their carrying amounts approximate to fair value.

     The estimated fair value of long-term debt, based on transactions and bid/ask prices with investors, approximated $100.2 million at June 27, 1999 and $57.7 million at June 28, 1998 (carrying value of $130.0 million and $58.6 million), respectively.

(l) Stock-Based Compensation

     The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees." No compensation expense has been recognized in 1999, 1998 or 1997 because the options had an exercise price equal to or greater than the market value of the common stock on the date of the grant.

(m) New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This statement, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 and based on current events the Company does not believe the statement will have a significant impact on the financial statements.

     On April 3, 1998, the Accounting Standards Executive Committee of the AICPA released SOP 98-5, "Reporting on the Costs of Start-Up Activities." The SOP, which is effective for periods beginning after December 15, 1998, requires that at the beginning of the fiscal year of adoption, the unamortized portion of deferred start-up costs should be written off and reported as a change in accounting principle. Future costs of start-up activities should then be expensed as incurred. This statement is not expected to have a significant impact on the financial statements.

(n) Earnings Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is required to be adopted for both interim and annual financial statements for periods ending after December 15, 1997. The new standard simplifies the computation of earnings per share (EPS) and requires the presentation of two new amounts, basic and diluted earnings per share. During fiscal 1999, the Company adopted SFAS 128 and restated its computation of EPS for all periods.

     Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the dilutive effect of common stock equivalents using the treasury stock method. Common stock equivalents include amounts computed on outstanding options and warrants.

(o) Accumulated Other Comprehensive Income

     Effective for the year ended June 27, 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). Comprehensive income includes both net income and other comprehensive income. The only elements of accumulated other comprehensive income are net income and foreign currency translation gains (losses).

(p) Interest Allocation

     Consistent with EITF 87-24 (Allocation of Interest to Discontinued Operations), the Company has not allocated interest expense to the operations of the discontinued segment.

(2) Acquisitions, Divestitures and Discontinued Operations

     On April 2, 1996, the Company sold the training business that was acquired as part of the Random Access acquisition to Knowledge Alliance Holdings, Inc. ("KAH"), a wholly owned subsidiary of Training Holdings LLC. Training Holdings LLC is a corporation controlled by Dort A. Cameron III, the Company's chairman and majority stockholder, and his affiliates. The training business assets had a net book value of approximately $1,100 and were exchanged for 2,500 shares of KAH common stock, which represented 25% of its then outstanding shares. There was no gain or loss recognized on the sale and the Company's investment in KAH is included in other assets. In fiscal 1998 and 1999, KAH issued additional shares of stock which reduced ENTEX's and Dort Cameron's direct ownership percentages to 8% and 35%, respectively. The Company continues to account for its investment in KAH under the equity method as a result of its principal shareholder's 35% interest in KAH. The Company's share of recorded loss in KAH amounting to $280 in 1999 is classified as other loss in the Consolidated Statement of Operations.

     On July 12, 1996, the Company acquired all the issued and outstanding stock of FCP Technologies Inc. ("FCP") for $7,216, including direct acquisition costs. FCP was a systems integrator based in Frederick, Maryland specializing in network integration, migration and consulting services. The acquisition has been accounted for as a purchase, and the results of operations of FCP have been included in the accompanying financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of the net assets acquired was $14,077, of which $5,490 has been allocated to the TAS Division based on the estimate paid for each division. The goodwill allocated to the TAS Division, net of accumulated amortization, was charged to the loss on the sale of the assets of the TAS Division in 1999 (see below).

     On April 18, 1997, the Company sold Education Access, acquired as part of the acquisition of Random Access, for $2,285. The net gain on the sale was $504 which is included in Other Income.

     On May 10, 1999, the Company sold certain assets (inventory, land and building, and fixed assets) of its TAS Division to CompuCom. The transaction was structured as an asset sale for cash. Included in the sale were all of the inventory and equipment in the Company's Erlanger, Kentucky Integration Center and its Corporate Account Call Center in Mason,

Ohio. Over 1000 employees in the Company's former TAS Division became employees of CompuCom. After giving effect to the proceeds of $137.4 million received by the Company for the transaction, and after accounting for the goodwill, inventories and fixed assets and deal-related expenses, the transaction resulted in a loss for ENTEX. This loss of $16,743, and the loss from operations of $11,275 for the fiscal year ended June 27, 1999 is reflected in discontinued operations in the accompanying condensed consolidated financial statements. The net loss on the sale of assets and loss from discontinued operations for the fiscal year ended June 27, 1999, were previously estimated to be $16,743 and $16,767, respectively.

     The remaining obligations related to discontinued operations of $12.4 million at June 27, 1999, primarily relate to remaining severance payments ($6.3 million), future lease obligations ($1.3 million), transition costs ($1.3 million), and allowance for uncollectible trade receivables ($3.5 million), and are classified as accrued liabilities in the consolidated balance sheet.

     The TAS Division had revenues of $1,560 million, $2,020 million and $2,141 million for the fiscal years ended June 27, 1999, June 28, 1998 and June 29, 1997, respectively. The TAS Division had gross profit of $123.6 million, $212.8 million and $210.0 million for the fiscal years ended June 27, 1999, June 28, 1998 and June 29, 1997, respectively.

     The current and noncurrent assets of the TAS Division purchased by CompuCom have been classified as such in the accompanying consolidated balance sheet. Other assets of the TAS Division that were not sold to CompuCom are reflected in the consolidated balance sheet as follows:

                                                                                              June 27,        June 28,
                                                                                                1999            1998
                                                                                                ----            ----
Trade receivables, allowance of $3,500 in 1999 reflected
   in obligations related to discontinued operations, and
   net of allowance of $3,659 in 1998...................................................    $      55,551  $     289,802
Vendor receivables, net of allowances of $4,013 and $3,787, respectively................    $       5,066  $      47,592

     The Company has used the net proceeds of such receivables to pay down accounts payable and interest-bearing obligations.

(3) Special Charges

     In November 1998, the Company's Board of Directors authorized management actions that resulted in the reorganization of ENTEX's business to create two operating units: a Technology Acquisition Services Division and a Services Division, each functioning as a separate operating division within ENTEX Information Services. The reorganization was intended to reduce costs and increase operational focus to respond to new market dynamics.

     As a result, loss for the current year includes a restructuring charge of $14 million ($12 million for discontinued operations and $2 million for continuing operations) which the Company recorded during the second fiscal quarter ended December 27, 1998. The restructuring charge includes $7 million to cover costs related to involuntary severance benefits in connection with a workforce reduction affecting approximately 450 employees, all of whom had left the Company at March 28, 1999. In addition, the restructuring charge includes $7 million in connection with branch office consolidations, facilities reductions and other costs. As of June 27, 1999, $9.1 million of costs had been charged against the reserve.

     The remaining liability of $4.9 million at June 27, 1999, primarily relates to future lease obligations, net of estimates of sublease income ($4.2 million) and remaining severance payments ($.7 million), and is classified as accrued liabilities in the consolidated balance sheet.

     In addition, results for the current year include unusual items totaling $20.8 million ($16 million for discontinued operations and $4.8 million for continuing operations) in connection with the disposition of the Company's TAS Division and reorganization. These unusual items consist of $2.0 million of incentive compensation in connection with the disposition, $.5 million for workforce reductions in continuing operations, $10.7 million related to the Company's abandonment of implementation of the R3(TM) Enterprise Requirements Planning System ("ERP") from SAP, $5.0 million, recorded as cost of revenues, to expedite the liquidation of excess finished goods and spare parts, and $2.6 million primarily related to incentives to employees during the restructuring effort.

     Also included in the results is a gain of $988 in connection with the early retirement of $3.75 million of BusinessLand Incorporated debentures. The gain is classified as other income in the consolidated statements of operations.

(4) Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                                                     June 27,       June 28,
                                                       1999           1998
                                                       ----           ----


Land...........................................  $          --  $         --
Building and building improvements.............             --         1,849
Office and computer equipment..................         38,148        43,012
Furniture and fixtures.........................         12,025         8,527
Leasehold improvements.........................          6,793         5,250
Capitalized software...........................          9,215         6,955
Other equipment................................          3,853         4,031
                                                        70,034        69,624
Accumulated depreciation and amortization......        (36,335)      (34,976)
                                                 -------------  ------------
                                                 $      33,699  $     34,648
                                                 =============  ============

     Included in Non-current assets of discontinued operations at June 28, 1998 was $26,360 of net property, plant and equipment disposed of as part of the divestiture of TAS Division.

(5) Debt

     Debt consists of the following:

                                                       June 27,       June 28,
                                                         1999           1998
                                                         ----           ----


Asset based financing..........................    $      98,299  $    290,328
Other short-term debt..........................            5,750         5,353
                                                   -------------  ------------
                                                         104,049       295,681
Long-term debt.................................          124,252        53,239
                                                   -------------  ------------
Total..........................................    $     228,301  $    348,920
                                                   =============  ============

(a) Asset Based Financing

     The Company has an asset based financing agreement with IBM Credit Corporation (the "IBMCC Working Capital Line of Credit") which made credit available of up to $250 million at June 27, 1999 and $525 million at June 28, 1998. As a result of the disposition of the TAS Division assets, the available line of credit was reduced to $150 million on August 10, 1999 and thereafter. Interest rates under the agreement were LIBOR plus 3.00% (base rate) at June 27, 1999 and Prime plus 1/2% (base rate) at June 28, 1998. This agreement is generally secured by inventories, equipment and accounts receivable. The aggregate amount outstanding as of June 27, 1999 and June 28, 1998 were $98,299 and $380,065 respectively. Of these amounts, $98,299 and $290,328, respectively, represent interest bearing liabilities and $0 and $89,737, respectively, are non-interest bearing and are included within accounts payable. Under this agreement the Company had available an additional $151,701 and $168,545 at June 27, 1999 and June 28, 1998, respectively.

     The IBMCC Working Capital Line of Credit contains restrictive covenants with respect to maintenance of minimum tangible net worth, current ratio, EBITDA to interest expense ratio, and certain additional indebtedness. In addition, the agreement prohibits the Company from paying cash dividends on common stock. The Company was in compliance with all such covenants at June 27, 1999 and continued to maintain an excess collateral position. At June 28, 1998, the Company was not in compliance with all such covenants. IBM waived all defaults arising from such non-compliance with covenants. The agreement expires on July 31, 2001, and can be terminated by IBM Credit Corporation upon 60 days' notice.

(b) Other Short-Term Debt

     Other short-term debt includes current installments of long-term debt totaling $5,750 at June 27, 1999 and $5,138 at June 28, 1998.

     The weighted average interest rate on short term debt was 7.7% and 9.0% at June 27, 1999 and June 28, 1998, respectively.

(c) Long-Term Debt

     Long-term debt consists of the following:

                                                                                                June 27,       June 28,
                                                                                                  1999           1998
                                                                                                  ----           ----


Subordinated debt, 12.5% due 2006.......................................................    $     100,000  $         --
Subordinated debt, face value $38,750, due March 2007...................................           19,212        20,545
Notes payable at prime plus 2.5% due September 1999.....................................               --        17,250
Notes payable, face value $9,000, at 6%, due June 2002..................................            5,040         6,892
Notes payable at prime plus 2.5% due July 2000..........................................               --         4,147
Mortgage loan for Erlanger, 8.75%, due February 2002....................................               --         4,405
                                                                                            -------------  ------------
   Total................................................................................    $     124,252  $     53,239
                                                                                            ============== ============

     On July 29, 1998, the Company completed its offering of $100 million aggregate principal amount of its 12 1/2% Senior Subordinated Notes due 2006 (the "Notes"). The Notes were issued pursuant to an indenture dated July 29, 1998, among the Company, the Guarantors and Marine Midland Bank, N.A., as Trustee. The Notes were privately placed in a transaction exempt from registration under the Securities Act of 1933, as amended. The net proceeds from the sale of the Notes were used to repay outstanding indebtedness of the Company, which resulted in an increase in working capital of approximately $65 million. Included in the amounts repaid were the remaining balance of an IBM Credit Corporation term loan made in December, 1996 as well as the $17,250 note related to the purchase of Random Access. In connection with the issuance and sale of the Notes, the Company re-negotiated a three-year credit facility with IBM Credit Corporation. Concurrent with the consummation of the offering, an affiliate of one of the investors purchased $10 million of common stock of the Company from its current shareholders. In connection with the purchase, the Company granted certain registration rights.

     Aggregate annual principal payments of long-term debt subsequent to June 27, 1999 (including the subordinated debentures at face value) are as follows:

2000....................................................  $       5,750
2001....................................................          6,250
2002....................................................          6,750
2003....................................................          3,750
2004....................................................          3,750
Thereafter..............................................        120,000
                                                          -------------
                                                                146,250
Less unaccreted interest................................        (16,248)
                                                          -------------
                                                          $     130,002
                                                          =============
(6) Income Taxes

     The provision for income taxes consists of the following:

                                          For the Years Ended
                          June 27,             June 28,              June 29,
                            1999                 1998                  1997
                            ----                 ----                  ----


Current:
   Federal...............    $    --             $     --            $      --
   State.................         --                   --                   --
   Foreign...............          2                   (1)                  25
Deferred:
   Federal...............         --                   --                   --
   State.................         --                   --                   --
       Total.............    $     2             $     (1)           $      25
                             =======             ========            =========

     Realization of the deferred tax asset associated with the net operating loss carryforward is dependent on the likelihood of generating sufficient taxable income prior to its expiration. In determining the need for a deferred tax asset valuation allowance, the Company considered the weight of available evidence to determine whether it was more likely than not that the deferred tax assets would be utilized. Due to the uncertainty of future results, it was concluded that realization of deferred tax assets was not "more likely than not" and, accordingly, a valuation allowance to reduce net deferred tax assets to zero was recorded.

     A reconciliation of the differences between income taxes computed at Federal statutory rates (35% in 1999 and 1998 and 34% in 1997) and the provision for income taxes is as follows:

                                                                                 June 27,         June 28,     June 29,
                                                                                   1999             1998         1997
                                                                                   ----             ----         ----


Tax (benefit) at statutory Rate................................................   $   (35,322)    $   6,350   $      533
Non-deductible goodwill........................................................         7,191         1,004        1,051
Non-deductible meals and entertainment expenses................................            38           394          437
State and local income tax, (benefit) net of federal
   benefit.....................................................................        (3,641)        1,040           --
Provision/(benefit) for valuation allowances...................................        34,943        (8,995)      (1,982)
Non-deductible stock compensation expense......................................            --            --           --
Other    ......................................................................        (3,207)          206          (14)
                                                                                  -----------     ---------   ----------
Provision for income taxes.....................................................   $         2     $      (1)  $       25
                                                                                  ===========     =========   ==========

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities at June 27, 1999 and June 28, 1998 are as follows:

                                                                                                June 27,       June 28,
                                                                                                  1999           1998
                                                                                                  ----           ----


Deferred tax assets:
   Net operating loss carryforward......................................................    $      47,061  $     10,774
   Accruals and reserves not currently deductible.......................................            5,592         4,456
   Allowance for bad debts..............................................................            1,487         1,563
   Inventory valuation reserves.........................................................               --         4,932
   Alternative Minimum Tax Credit.......................................................              548            --
   Other................................................................................              870           981
                                                                                            -------------  ------------
                                                                                                   55,558        22,706
   Valuation allowance..................................................................          (52,932)      (10,741)
                                                                                            -------------  ------------
      Total.............................................................................    $       2,626  $     11,965
                                                                                            =============  ============
Deferred tax liabilities:
   Discount in subordinated debentures..................................................    $          --  $      6,457
   Other................................................................................            2,626         5,508
                                                                                            -------------  ------------
      Total.............................................................................    $       2,626  $     11,965
                                                                                            =============  ============

     Net current and non-current assets/liabilities are insignificant.

     At June 29, 1999, the Company had a net operating loss carryforward of approximately $119,000, which will expire in 2010 through 2018. Of such amounts, approximately $6,500 relates to purchased net tax benefits which when realized will decrease goodwill by approximately $2,600.

(7) Stock Options, Stock Benefit Plans and Warrants

     The Company has three stock options plans: the ENTEX Holdings 1996 Stock Option Plan (the "Holdings Plan"), adopted February 1996; the EIS Stock Option Plan (the "EIS Plan"), adopted July 1996; and the Performance Incentive Plan (the "PIP"), adopted August 1996; (collectively, the "Plans"). The Holdings Plan and the EIS Plan provide for the issuance of incentive stock options ("ISOs") and stock options that are non-qualified for Federal income tax purposes ("NQSOs"). The PIP provides for the issuance of ISOs, NQSOs, stock appreciation rights, restricted stock, deferred stock, dividend equivalents and other stock-related awards. The exercise price of the ISOs under all Plans may not be less than 100% of fair market value at the time of grant. Options granted under the Holdings Plan and the EIS Plan have an expiration of five years and generally vest over three years. Options granted under the PIP have an expiration of ten years and generally vest over five years. The Holdings Plan and EIS Plan were terminated in June 1996 and August 1996, respectively, and therefore no further grants can be awarded from such plans. At June 27, 1999 there were 4,371,610 shares reserved for issuance under the PIP and 4,586,225 shares reserved for issuance under the Holdings Plan and the EIS Plan. There were 5,948,065 options outstanding under all Plans at June 27, 1999.

     The Company's Non-Employee Director Stock Plan, as amended through October 1998, provides for payment of an annual retainer in either cash or shares of Company stock based on fair market value at the time of grant. At June 27, 1999, 37,065 shares have been reserved for issuance, and 68,815 shares have been issued.

     At June 27, 1999 and June 28, 1998 there were 1,299,435 shares of common stock reserved for outstanding warrants held by lenders. Warrants to purchase 333,350 shares of common stock were granted to IBMCC on November 15, 1994, are exercisable for $.20 and expire on July 15, 2001. These warrants were issued in connection with a settlement of a dispute between the Company and IBM. Warrants to purchase 375,000 shares of common stock granted on June 21, 1996 to Microsoft were exercisable for $14.40 per share and expire on June 21, 2003. These warrants were issued as consideration for less than market rate debt.

     In connection with an amendment to the IBMCC Working Capital Line of Credit on July 15, 1997, the Company entered into a warrant agreement pursuant to which IBMCC was issued warrants to acquire up to 250,855 shares of common stock. Such warrants may be exercised at any time prior to July 1, 2004 at an exercise price of $7.55.

     On November 12, 1997, the Company issued an additional 340,230 warrants to Microsoft pursuant to the anti-dilution provisions in the original warrant purchase agreement. Concurrently, the exercise price was revised to $7.55, also pursuant to the anti-dilution provisions of the original warrant purchase agreement. The fair value of the re-priced 715,230 warrants was slightly below the $897,000 recorded in June 1996, as such no additional discount on the debt has been recorded.

     On November 25, 1997 the Board of Directors approved an increase in the number of authorized common stock shares from 10,000,000 to 100,000,000. In addition, the Board of Directors authorized a stock split in the form of a four-for-one stock dividend to holders of record as of November 25, 1997, whereby each such share will be equal to five shares of common stock. All references in the consolidated financial statements referring to shares, share prices, per share amounts and stock plans have been adjusted retroactively for the four-for-one stock dividend.

     A summary of the Company's stock option activity, and related information for the fiscal years ended June 27, 1999, June 28, 1998 and June 29, 1997 is as follows (in thousands, except for the weighted average exercise prices):

                                                     1999                        1998                       1997
                                                     ----                        ----                       ----
                                               Weighted Average            Weighted Average             Weighted Average
                                            Shares     Exercise Price   Shares     Exercise Price    Shares   Exercise Price

Outstanding at beginning of year.......       6,412          $4.95        5,120        $5.19         3,260         $5.03
    Granted............................         274           4.12        1,978         4.96         2,325          5.34
    Exercised..........................         (24)          2.98          (63)        4.63            --            --
    Canceled...........................        (714)          5.20         (623)        5.61          (465)         4.46
    Outstanding -- end of year.........       5,948           4.37        6,412         4.95         5,120          5.19
Exercisable -- end of year.............       4,320           4.41        2,058         4.27           365          2.38

     The following summarizes information about the Company's stock options outstanding and exercisable by price range at June 27, 1999 (options in thousands):

                                                                Outstanding                          Exercisable
                                                    Weighted-Average
                                                        Remaining
Range of                                               Contractual    Weighted-Average                     Weighted-Average
Exercise Prices                        Number          Life Years      Exercise Price         Number        Exercise Price


$.01 - $4.00..............               1,686                7.3          $2.04               1,052              $2.04
$4.00 - $8.00.............               3,831                5.8           4.84               2,990               4.80
$8.00 - $12.00............                 431                2.0           9.24                 278               9.21

     Pro forma information regarding net income is required by SFAS No. 123 "Accounting for Stock Based Compensation", and has been determined as if the Company had accounted for its stock option plan under the fair value method of that statement. Pro forma net income and compensation expenses are as follows:

                                                                                June 27,          June 28,        June 29,
                                                                                  1999              1998            1997
                                                                                  ----              ----            ----
                                                                                    (In thousands, except per share data)


Net income...........................................   As reported               $(100,921)        $18,143       $1,544
                                                        Pro forma                  (102,044)         17,082          721
Compensation Expense.................................   Pro forma                      1,123          1,061          823
Basic Earnings Per Share.............................   As reported                   (3.11)            .56          .05
                                                        Pro forma                     (3.15)            .53          .02

     For purposes of pro forma disclosures only, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for all options was estimated at the date of grant using the Black-Scholes multiple option model with the following assumptions: Risk-free interest rates of 4.60% to 6.02% for fiscal year 1999, 5.08% to 6.22% for fiscal year 1998 and 6.22% to 6.39% in fiscal 1997; expected dividend yield of 0.0%; and expected life of 2.0 to 9.67 years. The per share weighted-average fair value of options granted was $1.62 during fiscal year 1999, $1.11 during fiscal 1998 and $1.40 during fiscal 1997. Volatility was not a factor in calculating the fair value of options since the Company's stock is not publicly traded.

(8) 401(k) Plan

     The Company has a 401(k) Plan that covers all employees effective the first day of the month following 30 days of employment and who are at least 21 years of age. Employees may contribute between 1% and 15% of compensation subject to the limitations imposed by law. The Company will match up to 3% of the employee's eligible compensation. The amount charged to expense for the matching contribution was $2,120, $2,008 and $1,655 for the years ended June 27, 1999, June 28, 1998 and June 29, 1997, respectively.

(9) Leases

     The Company routinely leases office buildings, equipment and automobiles. These leases expire at various dates through August 2008. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 27, 1999 are as follows:

Year Ending June:


2000   ....................................................   $        11,450
2001   ....................................................            10,761
2002   ....................................................             9,376
2003   ....................................................             6,447
2004   ....................................................             3,857
Thereafter.................................................             4,624
                                                              ---------------
       Total minimum lease payments........................   $        46,515
                                                              ===============

     Rent expense for all operating leases totaled $11,973, $13,082 and $11,908 for the years ended June 27, 1999, June 28, 1998 and June 29, 1997, respectively. At June 27, 1999, future minimum rentals to be received under non-cancelable subleases approximate $3,336.

     Capital leases are insignificant at June 27, 1999.

                                                                     Schedule II

                        ENTEX INFORMATION SERVICES, INC.
           SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                             (DOLLARS IN THOUSANDS)

                                     Balance at      Charged to          Charged to
                                      beginning       costs and             other                                Balance at
Description                           of period       expenses            accounts           Deductions         end of period
-----------                           ---------       --------            --------           ----------         -------------


Allowance for doubtful
    accounts:
1999......................              $4,662         $   1,083              $ --           $    (840)           $4,905
1998......................               4,746               795                --                (879)            4,662
1997......................               4,101               494                --                 171             4,746
Vendor receivable
    reserve:
1999......................              $3,787         $     226              $ --           $      --            $4,013
1998......................               2,000             1,787                --                  --             3,787
1997......................                  --             2,000                --                  --             2,000


                                                                         ANNEX G

                                    FORM 10-Q
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



             ( X ) Quarterly Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                For the quarterly period ended September 26, 1999

                                       or

              ( ) Transition Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

         For the transition period from _____________ to ______________

                       Commission file number : 000-23457

                        ENTEX INFORMATION SERVICES, INC.

             (Exact name of registrant as specified in its charter)


          Delaware                                         13-3715291
(State or other jurisdiction                            (I.R.S. Employer
      of incorporation)                              Identification Number)

                6 International Drive, Rye Brook, N.Y. 10573-1058
                                 (914) 935-3600

     (Address, including zip code and telephone number, including area code, of principal executive offices)

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding twelve months, and (2) has been subject to such filing requirements for the past ninety days:
   YES  ( X )     NO  (   )

   The number of outstanding shares of the Registrant's Common Stock, par value $.0001 per share, was 32,477,108 (excluding 82,500 treasury shares) on October 24, 1999.

   As filed with the Securities and Exchange Commission on November 10, 1999

   ----------------------------------------------------------------

                        ENTEX INFORMATION SERVICES, INC.


                                      INDEX


                                                                   Page Numbers
PART I. FINANCIAL INFORMATION

Item 1. Financial Statements
        Consolidated Balance Sheets as of September 26, 1999 and
        June 27, 1999                                                  2

        Consolidated Statements of Operations for the Three Months
        Ended September 26, 1999 and September 27, 1998
                                                                       3
        Condensed Consolidated Statements of Cash Flows for the
        Three Months Ended September 26, 1999 and September 27,
        1998                                                           4

        Notes to Condensed Consolidated Financial Statements           5

Item 2. Management's Discussion and Analysis of Financial
        Condition and Results of Operations                           6-10

Item 3. Quantitative and Qualitative Disclosures About Market
        Risk                                                           11

PART II.OTHER INFORMATION

Item 6. Exhibits and Reports on Form 8-K                               12
        Signatures                                                     13

                        ENTEX INFORMATION SERVICES, INC.
                         Part I - Financial Information
                           Consolidated Balance Sheets
                    (Dollars in thousands except share data)


                                                                                   Unaudited
                                                                                   Sept. 26,          June 27,
                                    Assets                                            1999              1999
Current assets:
      Cash and cash equivalents                                                  $         1,975   $        12,546
      Trade receivables (net of allowance for doubtful accounts
          of  $4,342 and $4,905, respectively)                                           106,131           142,533
      Vendor receivables (net of allowance of $3,073 and $4,013,
          respectively)                                                                    1,209             5,066
      Inventory                                                                           14,191            13,939
      Other current assets                                                                 9,603            10,214
                                                                                 ---------------   ---------------
Total current assets                                                                     133,109           184,298

Property, plant and equipment, net                                                        31,167            33,699
Goodwill (net of accumulated amortization of  $3,560 and $3,311,
     respectively)                                                                        10,612            10,860
Other assets, net                                                                          4,644             4,898
                                                                                 ---------------   ---------------
Total assets                                                                     $       179,532   $       233,755
                                                                                 ===============   ===============

                Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
      Accounts payable                                                           $        32,605   $        49,842
      Accrued liabilities                                                                 52,371            57,935
      Obligations related to discontinued operations                                       6,688            12,421
      Obligations related to restructuring                                                 3,287             4,933
      Notes payable and current installments of long-term debt                            79,495           104,049
                                                                                 ---------------   ---------------
          Total current liabilities                                                      174,446           229,180
                                                                                 ===============   ===============

Long-term debt                                                                           124,088           124,252
Other long-term liabilities                                                                  260               294
                                                                                 ---------------   ---------------
          Total long-term liabilities                                                    124,348           124,546
                                                                                 ===============   ===============

Total liabilities                                                                        298,794           353,726
                                                                                 ===============   ===============
Stockholders' equity (deficit):
Preferred stock, 2 million shares authorized; no shares issued or                             --                --
    outstanding
Common stock, $.0001 par value; 100 million shares authorized,
    32,473,762 and 32,437,070 shares issued and  outstanding,                                  3                 3
    respectively
Additional paid-in capital                                                                19,706            19,594
Retained earnings (deficit)                                                             (138,888)         (139,485)
Treasury stock, shares at cost                                                                (2)               (2)
Cumulative translation adjustments                                                           (81)              (81)
                                                                                 ---------------   ---------------
Total stockholders' equity (deficit)                                                    (119,262)         (119,971)
                                                                                 ===============   ===============

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)                               $       179,532   $       233,755
                                                                                 ===============   ===============

     See accompanying notes to condensed condolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
                      Consolidated Statements of Operations
                    (Dollars in thousands except share data)



                                                                                     Unaudited
                                                                                Three Months Ended
                                                                       September 26,          September 27,
                                                                           1999                   1998

Net revenues                                                           $     123,597        $      113,849

Cost of services provided                                                     93,697                83,093
                                                                       -------------        --------------
Gross Profit                                                                  29,900                30,756

Selling, general and administrative expenses                                  27,695                40,648
                                                                       -------------        --------------
   Income (loss) from operations                                               2,205                (9,892)

Interest expense, net                                                          5,639                 9,695
Other income                                                                  (1,235)                   --
                                                                       -------------        --------------

Loss from continuing operations before income taxes                           (2,199)              (19,587)

Provision for income taxes                                                         4                     1
                                                                       -------------        --------------

   Loss from continuing operations                                            (2,203)              (19,588)

Discontinued operations:
   Income (loss)  from operations (net of
     income tax expense)                                                       2,800                 5,788
                                                                       -------------        --------------

     Net income (loss)                                                 $         597        $      (13,800)
                                                                       =============        ==============
Common Share Data:

Basic and diluted earnings (loss) per common share:
Continuing operations                                                  $      (0.07)        $       (0.61)
Discontinued operations                                                        0.09                  0.18
                                                                       -------------        --------------

Net income (loss)                                                      $      (0.02)        $       (0.43)
                                                                       =============        ==============
Basic and diluted weighted average number of shares of common
stock outstanding                                                         32,452,634            32,402,154
                                                                       =============        ==============


     See accompanying notes to condensed condolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
                 Condensed Consolidated Statements of Cash Flows
                             (Dollars in thousands)



                                                                                             Unaudited
                                                                                         Three Months Ended
                                                                             -------------------------------------------
                                                                                September 26,         September 27,
                                                                                    1999                  1998

Net cash provided by operating activities                                      $        13,906      $          7,162
                                                                               ===============      ================
Cash flows from investing activities:
   Capital expenditures                                                                 (1,253)               (8,593)
                                                                               ---------------      ----------------
      Net cash used in investing activities                                             (1,253)               (8,593)
                                                                               ---------------      ----------------
Cash flows from financing activities:
   Proceeds from borrowings                                                                320               132,306
   Change in cash overdraft                                                              1,774                (3,527)
   Proceeds from sale of common stock, net                                                 112                    --
   Payments on notes payable and long-term debt                                        (25,430)             (132,177)
                                                                               ---------------      ----------------
      Net cash used in financing activities                                            (23,224)               (3,398)
                                                                               ---------------      ----------------

   Decrease in cash equivalents                                                        (10,571)               (4,829)
   Cash and cash equivalents at beginning of period                                     12,546                14,265
                                                                               ---------------      ----------------
   Cash and cash equivalents at end of period                                  $         1,975      $         9,436
                                                                               ===============      ================

   Supplemental disclosure of cash flow information: Cash paid during the period for:
      Interest payments                                                        $         9,386      $         8,566
                                                                               ===============      ================

      Tax payments                                                             $             3      $           587
                                                                               ===============      ================

     See accompanying notes to condensed condolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
              Notes to Condensed Consolidated Financial Statements

1.   Basis of Presentation

     The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of management of the Company, the condensed consolidated financial statements include all adjustments, which consist only of normal recurring accruals, necessary to present fairly the financial information for such periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1999.

     Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from the date of acquisition.

     Reclassifications of prior-year data have been made, where appropriate, to conform to the current year presentation.

     The results of operations for the three months ended September 26, 1999 are not necessarily indicative of the results to be expected for the fiscal year ending July 2, 2000.

2.   Comprehensive Income

     Effective for the quarter ended September 27, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). Comprehensive income includes both net income and other comprehensive income. Included in other comprehensive income are foreign currency translation gains (losses). In accordance with the disclosure requirements of FAS 130, comprehensive income (loss) for the three months ended September 26, 1999 and September 27, 1998 was $597 and $(13,771) respectively. Other comprehensive income (loss) for the three months ended September 26, 1999 and September 27, 1998 was $0 and $29, respectively.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ENTEX, a company engaged in principally one line of business, is a leading provider of distributed computing management solutions to meet the support requirements of Fortune 1000 companies and other large enterprises for their local-area networks, wide-area networks, and end-users. ENTEX provides a single source of service for its customers' personal computer ("PC") and server platforms including system design, operations support and change management.

This section contains trend analysis and other forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors. Reference is made to the Company's Annual Report on Form 10-K for a further discussion of certain business factors.

Results of Operations

The following table sets forth the percentage of net revenues represented by the items in the Company's statements of operation for the periods indicated:


                                                        Three Months Ended
                                                -------------------------------
                                                September 26,     September 27,
                                                    1999               1998
                                                -------------     -------------
Net revenues                                          100.0%             100.0%
                                                -------------     -------------
Cost of services provided                              75.8               73.0

Selling, general and administrative expenses           22.4               35.7
                                                -------------     -------------
Income (loss) from operations                           1.8               (8.7)

Interest expense, net                                   4.6                8.5

Other income                                           (1.0)              --
                                                -------------     -------------
Loss from continuing operations
  before income taxes                                  (1.8)             (17.2)

Provision for income taxes                             --                 --
                                                -------------     -------------
Loss from continuing operations                        (1.8)             (17.2)

Discontinued operations                                 2.3                5.1
                                                -------------     -------------
Net income (loss)                                        .5%             (12.1)%
                                                =============     =============

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations


Three Months Ended September 26, 1999 Compared to Three Months Ended September 27, 1998

     Consolidated net income for the three months ended September 26, 1999 was $.6 million compared to consolidated net loss of $13.8 million in the three months ended September 27, 1998. The improved results from operations principally results from lower selling, general and administrative expenses.

     Revenues: Revenues were $123.6 million for the three months ended September 26, 1999 as compared to $113.8 million for the three months ended September 27, 1998, an increase of $9.8 million or 8.6%. The increase reflects increased demand from existing customers and the addition of new large accounts.

     Gross margin: Gross margin was 24.2% or $29.9 million for the current quarter as compared to 27.0% or $30.8 million for the three months ended September 27, 1998. The decline is principally driven by the classification of direct overhead costs for servicing large customers in cost of service in 1999 which were classified as SG&A in 1998, and higher spending for third party costs for short term projects.

     Selling, general and administrative expenses: Selling, general and administrative expenses as a percentage of revenues decreased to 22.4% for the quarter ended September 26, 1999 from 35.7% in the same period a year ago. For the three months ended September 26, 1999, selling, general and administrative expenses were $27.7 million as compared to $40.6 million for the quarter ended September 27, 1998, a decrease of $12.9 million, primarily reflecting cost reductions realized as a result of the reorganization announced in the second quarter ended December 27, 1998 and classification of direct overhead costs of servicing large customers to cost of service.

     Income (loss) from operations: Income from operations was $2.2 million for the three months ended September 26, 1999 as compared to a loss from operations of $9.9 million in the quarter ended September 27, 1998.

     Interest expense, net: Net interest expense decreased to $5.6 million for the three months ended September 26, 1999 as compared to $9.7 million for the three months ended September 27, 1998. The decrease is due to decreased working capital needs as a result of the sale of the TAS Division partially offset by higher borrowing rates associated with the 12 1/2% Senior Subordinated Notes due 2006.

     Other income: Other income for the quarter ended September 26, 1999 represents a $1.2 million gain on the early retirement of debt.

     Discontinued operations: Income from discontinued operations was $2.8 million for the three months ended September 26, 1999. This compares to income from discontinued operations of $5.8 million in the quarter ended September 27, 1998. The income from operations of $2.8 million reflects better than anticipated recovery on vendor receivables.

     Net income (loss): As a result of the factors mentioned above, the net income for the three months ended September 26, 1999 was $.6 million as compared to net loss of $13.8 million for the three months ended September 27, 1998.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations


Liquidity and Capital Resources

     The Company finances its operations with borrowings under the IBMCC Working Capital Line of Credit. Cash provided by operating activities was $13.9 million for the three months ended September 26, 1999 compared to $7.2 million for three months ended September 27, 1998.

     Cash provided by operations during the three months ended September 26, 1999 resulted primarily from the net income, depreciation and other non-cash charges to income and from changes in operating assets and liabilities, principally receivables of the TAS Division.

     Cash used in investing activities (capital expenditures) was $1.3 million during the three months ended September 26, 1999 compared with $8.6 million during the three months ended September 27, 1998.

     Cash used in financing activities was $23.2 million during the three months ended September 26, 1999 compared to $3.4 million during the three months ended September 27, 1998. During the three months ended September 26, 1999, cash received from wind down of the TAS Division receivables were used to pay down interest bearing debt. During July 1998, the Company issued $100 million of 12 1/2% Senior Subordinated Notes due 2006. The net proceeds were used to repay outstanding indebtedness of the Company, resulting in an increase in working capital of approximately $74 million.

     As of September 26, 1999, the Company's primary source of liquidity consisted of financing provided by IBMCC. The IBMCC Working Capital Line of Credit provided for borrowings of up to $150 million. The interest bearing portion was $77.5 million as of September 26, 1999. The IBMCC Working Capital Line of Credit is asset based. The amount of available borrowings and such line of credit expire on July 31, 2001, and can be reduced or terminated by IBMCC upon 60 days' prior notice. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at LIBOR plus 3.00% (8.3 % at September 26, 1999). As previously reported, the borrowing base under the IBMCC Working Capital Line of Credit had been expanded to allow up to $20 million overadvance than otherwise would be allowed and bear interest at LIBOR plus 4%. The Company is currently in the process of finalizing an extension of this facility. Under the terms of this proposed agreement the expanded borrowing base would remain in place through February 2000 and bear interest at a rate higher than the current overadvance. Assuming the continued availability of the IBMCC Working Capital Line of Credit, including overadvance, management believes that the amount which will be available to it thereunder will meet the Company's liquidity needs for the next 12 months.

     At September 26, 1999, the Company had no material commitments other than obligations under its credit facilities, term notes and operating lease facilities.

     The IBMCC Financing Agreement contains restrictive covenants with respect to maintenance of minimum tangible net worth, current ratio and fixed charge coverage. In addition, the IBMCC Financing Agreement prohibits the Company from paying cash dividends on common stock. At September 26, 1999, the Company was in compliance with such covenants.

     The Company intends to continue to finance a significant portion of its working capital needs through credit facilities. The Company may seek to raise alternative or additional funds through public or private equity or debt financing or from other sources. However, there can be no assurance that the Company will be able to raise such additional funding.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations


Year 2000 Readiness

     The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. As the Year 2000 approaches, each of these computer systems may be affected in some way by the rollover of the two-digit year value to 00. From that point forward, if these systems are unable to properly recognize date sensitive information, they could generate erroneous data or fail. The Company is utilizing both internal and external resources to identify, correct or reprogram and test the systems for Year 2000 compliance.

     ENTEX classifies its Year 2000 project into five phases: inventory, assessment, renovation, validation and implementation. Inventory is the process in which all electronic/computer components are defined for all systems (information technology and non-information technology). Assessment is the process in which all components are classified as either "Y2K-ready" or not. Renovation is the process in which systems undergo necessary upgrades, replacements or are retired. Validation is the process in which compliant systems are tested within the Company's infrastructure to validate that either the readiness assessment is correct or that the renovated system or component can be integrated without causing or being affected by a Year 2000 impact. Implementation is the process in which a prepared system is installed into the Company's production environment and is utilized to support business operations.

     The Company completed an inventory of its applications systems in December 1997. More than 30 systems were identified, prioritized according to criticality to then-current business operations, and assessed for readiness status. Based on this review, the Company scheduled each system for either renovation, validation or replacement. An initiative was also begun to install certain modules in the SAP R/3 (TM) Enterprise Requirements Planning (ERP) product to address Year 2000 preparedness in many of the systems identified in the Company's inventory. In December 1998 the Company abandoned implementation of SAP R/3 (TM) and has written off its investment of $10.7 million.

     Effective May 10, 1999, the Company sold certain assets of the TAS Division. The applications and systems used in support of that portion of business were maintained through August 13, 1999. Efforts with regard to "Y2K readiness" for such applications and systems were either completed before the sale or have been halted as a result of the sale. Renovation and validation activities have been reduced to address only those remaining in the ongoing business.

     Assessments have been completed in the processing and telecommunications environments. A similar activity in the employee desktop environment was completed in March 1999. The Company's inventory and assessment of its non-IT systems (facilities and security systems) was completed in April 1999, and was made "Y2K-ready" before September 30, 1999. An effort to replace the Company's core financial reporting system is underway and is expected to be completed by April 1, 2000. The current environment has been validated and will remain in place until final cutover is complete.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations


     As a result of these efforts, the Company has implemented required changes or upgrades. Contingency plans have been developed for specific business processes and related applications in the event the Company experiences outages of up to a five day duration resulting from the failure of a system to properly address the Year 2000 issue. Such plans are based on the Company's assessment of its ability to successfully make and validate all required changes and upgrades. The worst case scenario involves outages that exceed five business days and extend indefinitely. The Company is committed to supplementing the existing contingency plans with long-term plans in the event that successful validation of applications changes and upgrades has not occurred by November 15, 1999.

     Total costs to complete the Company's Year 2000 efforts for ongoing operations are estimated at approximately $4.3 million. As of October 31, 1999, the Company has spent approximately $3.9 million. The remaining amount is for providing staff contingency support through March 2000.

     In addition to upgrading its own systems, the Company has contacted certain significant customers and suppliers to determine their Year 2000 compliance profile. To date, the Company has not received any information, which would indicate that the Year 2000 will result in any significant disruption from such customers and suppliers.

     All potential risks and uncertainties associated with the Year 2000 issue cannot be fully and accurately quantified. Contingency plans will be developed if third party data interchange partners fail compliance testing or if the replacement or renovation of other existing systems is not on schedule. Although the Company does not believe that any additional costs or potential loss in revenue associated with Year 2000 readiness initiatives will have a material adverse effect on the Company's business, operating results or financial condition, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, operating results and financial condition.

                        ENTEX INFORMATION SERVICES, INC.


Item 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURE
              ABOUT MARKET RISK

     The Company is exposed to interest rate risk primarily through its asset based financing agreement. The Company utilizes these borrowings to meet its working capital needs. As of September 26, 1999, the Company had borrowings of approximately $77.5 outstanding, which have a variable interest rate of 8.3%. Using a yield to maturity analysis and assuming an increase in interest rate on these borrowings of 25 basis points, future annual cash flows would be effected by $.2 million. All other borrowings are at fixed interest rates and therefore market interest rate variability does not impact their future cash flows.

     Currently, the Company does not enter into financial instruments for trading or other speculative purposes or to manage interest rate exposure.

                           PART II - OTHER INFORMATION


Item 6.       EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits required by Item 601 of Regulation S-K.

                   (27)    Financial Data Schedule.

     (b) ENTEX filed no reports on Form 8-K during the fiscal quarter ended September 26, 1999.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 ENTEX Information Services, Inc.
                                 --------------------------------
                                              (Registrant)


November 10, 1999                Michael G. Archambault
                                 Michael G. Archambault
                                 Senior Vice President, CFO and Treasurer


November 10, 1999                Shirley S. Mehta
                                 ----------------
                                 Shirley S. Mehta
                                 Vice President and Controller

                                                                         ANNEX H

                                    FORM 10-Q
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             ( X ) Quarterly Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                For the quarterly period ended December 26, 1999

                                       or

              ( ) Transition Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

         For the transition period from _____________ to ______________

                       Commission file number : 000-23457

                        ENTEX INFORMATION SERVICES, INC.

             (Exact name of registrant as specified in its charter)

          Delaware                                          13-3715291
(State or other jurisdiction                             (I.R.S. Employer
      of incorporation)                               Identification Number)

                6 International Drive, Rye Brook, N.Y. 10573-1058
                                 (914) 935-3600

     (Address, including zip code and telephone number, including area code, of principal executive offices)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding twelve months, and (2) has been subject to such filing requirements for the past ninety days:
      YES  ( X )     NO  (   )

      The number of outstanding shares of the Registrant's Common Stock, par value $.0001 per share, was 32,481,244 (excluding 82,500 treasury shares) on December 26, 1999.

      As filed with the Securities and Exchange Commission on February 9, 2000

      ----------------------------------------------------------------

                        ENTEX INFORMATION SERVICES, INC.


                                      INDEX


                                                                    Page Numbers

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

         Consolidated Balance Sheets as of December 26, 1999 and          2
         June 27, 1999

         Consolidated Statements of Operations for the Three and          3
         Six Months Ended December 26, 1999 and December 27, 1998

         Condensed Consolidated Statements of Cash Flows for the          4
         Six Months Ended December 26, 1999 and December 27, 1998

         Notes to Condensed Consolidated Financial Statements             5

Item 2.  Management's Discussion and Analysis of Financial              7 -11
         Condition and Results of Operations

Item 3.  Quantitative and Qualitative Disclosures About Market           12
         Risk

PART II. OTHER INFORMATION

Item 6.  Exhibits and Reports on Form 8-K                                13

         Signatures                                                      14

                        ENTEX INFORMATION SERVICES, INC.
                         Part I - Financial Information
                           Consolidated Balance Sheets
                    (Dollars in thousands except share data)



                                                                                   Unaudited
                                                                                    Dec 26,           June 27,
                                    Assets                                            1999              1999
                                                                                ----------------   ---------------
Current assets:
      Cash and cash equivalents                                                  $         4,492   $        12,546
      Trade receivables (net of allowance for doubtful accounts
          of  $3,869 and $4,905, respectively)                                            78,674           142,533
      Vendor receivables (net of allowance of $1,612 and $4,013,                               0             5,066
          respectively)
      Inventory                                                                           13,430            13,939
      Other current assets                                                                12,215            10,214
                                                                                ----------------   ---------------
Total current assets                                                                     108,811           184,298

  Property, plant and equipment, net                                                      31,426            33,699
Goodwill (net of accumulated amortization of  $3,808 and $3,311,
     respectively)                                                                        10,364            10,860
      Other assets, net                                                                    3,797             4,898
                                                                                ----------------   ---------------
Total assets                                                                     $       154,398   $       233,755
                                                                                ================   ===============
Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
      Accounts payable                                                           $        28,313   $        49,842
      Accrued liabilities                                                                 47,097            57,935
      Obligations related to discontinued operations                                       3,732            12,421
      Obligations related to restructuring                                                 1,822             4,933
      Notes payable and current installments of long-term debt                            75,495           104,049
                                                                                ----------------   ---------------
          Total current liabilities                                                      156,459           229,180
                                                                                ================   ===============

Long-term debt                                                                           125,500           124,252
Other long-term liabilities                                                                  126               294
                                                                                ----------------   ---------------
          Total long-term liabilities                                                    125,626           124,546
                                                                                ================   ===============

Total liabilities                                                                        282,085           353,726
                                                                                ================   ===============

Stockholders' equity (deficit):
Preferred stock, 2 million shares authorized; no shares issued or                     --                 --
    outstanding
Common stock, $.0001 par value; 100 million shares authorized,
    32,481,244 and 32,437,070 shares issued and  outstanding,                                  3                 3
    respectively
Additional paid-in capital                                                                19,727            19,594
Retained earnings (deficit)                                                             (147,326)         (139,485)
Treasury stock, shares at cost                                                                (2)               (2)
Accumulated other comprehensive income                                                       (89)              (81)
                                                                                ----------------   ---------------
Total stockholders' equity (deficit)                                                    (127,687)         (119,971)
                                                                                ================   ===============
Total Liabilities & Stockholders' Equity (deficit)                               $       154,398   $       233,755
                                                                                ================   ===============


     See accompanying notes to condensed consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
                      Consolidated Statements of Operations
                    (Dollars in thousands except share data)




                                                             Unaudited                           Unaudited
                                                         Three Months Ended                   Six Months Ended
                                                     Dec 26,           Dec 27,            Dec 26,           Dec 27,
                                                       1999              1998              1999              1998

Net revenues                                      $      112,389    $      121,141    $      235,986     $      234,990

Costs and expenses:
   Cost of services provided                              88,051            90,563           181,747            173,656
   Inventory charges                                          --             1,000                --              1,000
   Selling, general and administrative
     expenses                                             29,304            39,725            57,001             80,373
   Restructuring costs                                        --             2,000                --              2,000
   Unusual charges                                            --             1,300                --              1,300
                                                  --------------    --------------    --------------     --------------
   Loss from operations                                   (4,966)          (13,447)          ( 2,762)           (23,339)

Interest expense, net                                      6,470             9,015            12,108             18,710
Other income                                                  --              (575)           (1,235)              (575)
                                                  --------------    --------------    --------------     --------------

   Loss before income taxes                              (11,436)          (21,887)          (13,635)           (41,474)

Provision for income taxes                                     2                 1                 6                  2
                                                  --------------    --------------    --------------     --------------

   Loss from continuing operations                       (11,438)          (21,888)          (13,641)           (41,476)

Discontinued operations:
   Income (loss)  from operations (net of
     income tax expense)                                   3,000           (12,909)            5,800             (7,121)
                                                  --------------    --------------    --------------     --------------

     Net loss                                     $       (8,438)   $      (34,797)   $       (7,841)    $      (48,597)
                                                  ==============    ==============    ==============     ==============
Common share data:

   Basic and diluted earnings (loss) per common share:
   Continuing operations                          $        (0.35)   $      (0.67)     $      (0.42)      $      (1.28)
   Discontinued operations                                  0.09           (0.40)             0.18              (0.22)
                                                  --------------    --------------    --------------     --------------

   Net loss                                       $        (0.26)   $      (1.07)     $      (0.24)      $      (1.50)
                                                  ==============    ==============    ==============     ==============

   Basic and diluted weighted average number
     of shares of common stock outstanding
                                                      32,476,006        32,428,243        32,464,317         32,409,532
                                                  ==============    ==============    ==============     ==============

     See accompanying notes to condensed consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
                 Condensed Consolidated Statements of Cash Flows
                             (Dollars in thousands)




                                                                                             Unaudited
                                                                                          Six Months Ended
                                                                             -------------------------------------------
                                                                                December 26,          December 27,
                                                                                    1999                  1998

Net cash provided by operating activities                                      $        22,851      $         19,300
                                                                               ---------------      --------------------
Cash flows from investing activities:
   Capital expenditures                                                                 (3,281)              (11,493)
                                                                               ---------------      --------------------
      Net cash used in investing activities                                             (3,281)              (11,493)
                                                                               ---------------      --------------------

Cash flows from financing activities:
   Proceeds from borrowings                                                              2,849               147,719
   Change in cash overdraft                                                              2,998                 1,581
   Proceeds from sale of common stock, net                                                 133                    --
   Payments on notes payable and long-term debt                                        (33,604)             (151,737)
                                                                               ---------------      --------------------
      Net cash used in financing activities                                            (27,624)               (2,437)
                                                                               ---------------      --------------------

   Increase (decrease) in cash equivalents                                              (8,054)                5,370
   Cash and cash equivalents at beginning of period                                     12,546                14,265
                                                                               ---------------      --------------------

   Cash and cash equivalents at end of period                                  $         4,492      $        19,635
                                                                               ===============      ====================
   Supplemental disclosure of cash flow information:
      Cash paid during the period for:
      Interest payments                                                        $        10,558      $        12,849
                                                                               ===============      ====================
      Tax payments                                                             $             3      $           817
                                                                               ===============      ====================

      Equipment purchases through direct financing                             $         2,715      $            --
                                                                               ===============      ====================




     See accompanying notes to condensed consolidated financial statements.

                        ENTEX INFORMATION SERVICES, INC.
              Notes to Condensed Consolidated Financial Statements


1.   Basis of Presentation

     The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of management of the Company, the condensed consolidated financial statements include all adjustments, which consist only of normal recurring accruals, necessary to present fairly the financial information for such periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1999.

     Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from the date of acquisition.

     Reclassifications of prior-year data have been made, where appropriate, to conform to the current year presentation.

     The results of operations for the three and six months ended December 26, 1999 are not necessarily indicative of the results to be expected for the fiscal year ending June 25, 2000.

2.   Comprehensive Income

     Effective for the quarter ended September 27, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). Comprehensive income includes both net income and other comprehensive income. Included in other comprehensive income are foreign currency translation gains (losses). In accordance with the disclosure requirements of FAS 130, comprehensive loss for the three and six months ended December 26, 1999 and December 27, 1998 was $8,446 and $7,849, and $34,795 and $48,566 respectively. Other comprehensive income
     (loss) for the three and six months ended December 26, 1999 and December 27, 1998 was $(8) and $(8), and $2 and $31 respectively.

3.   Obligations related to discontinued operations

     On May 10, 1999, the Company sold certain assets (inventory, land and building, and fixed assets) of its TAS Division to Compucom. The transaction was structured as an asset sale for cash. After giving effect to the proceeds of $137.4 million received by the Company for the transaction, and after accounting for the goodwill, inventories and fixed assets and deal-related expenses, the transaction resulted in a loss for ENTEX.

     The remaining obligations related to discontinued operations of $3.7 million at December 26, 1999 and $12.4 million at June 27, 1999, respectively, relate to remaining severance payments ($1.5 million and $6.3 million), future lease obligations ($1.0 million and $1.3 million), transition costs ($0 and $1.3 million) and allowance for uncollectible trade and vendor receivables ($1.2 million and $3.5 million), and are classified as current liabilities in the consolidated balance sheet.

                        ENTEX INFORMATION SERVICES, INC.
              Notes to Condensed Consolidated Financial Statements


4.   Obligations related to restructuring charges

     In November 1998, the Company's Board of Directors authorized management actions that resulted in the reorganization of ENTEX's business to create two operating units: a TAS Division and a Services Division. The reorganization was intended to reduce costs and increase operational focus to respond to new market dynamics.

     As a result, a restructuring charge of $14 million ($12 million for discontinued operations and $2 million for continuing operations) was recorded during the second fiscal quarter ended December 27, 1998. The restructuring charge included $7 million to cover costs related to involuntary severance benefits in connection with a workforce reduction affecting approximately 450 employees, all of whom left the Company at March 28, 1999. In addition, the restructuring charge included $7 million in connection with branch office consolidations, facilities reductions and other costs. As of June 27, 1999, $9.1 million of costs had been charged against the reserve. During the six months ended December 26, 1999, $3.1 million of costs were additionally charged against the reserve.

     The remaining liability of $1.8 million at December 26, 1999 and $4.9 million at June 27, 1999, respectively, primarily relates to future lease obligations, net of estimates of sublease income ($1.7 and $4.2 million) and remaining severance payments ($.1 million and $.7 million), and is classified as current liabilities in the consolidated balance sheet.

5.   Subsequent Event

     On January 24, 2000, the Company's Board of Directors authorized management actions that will result in the reorganization of ENTEX's business to create a more streamlined organization which will make the Company more competitive, increase the sales efforts and return the business to profitability.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

ENTEX, a company engaged in principally one line of business, is a leading provider of distributed computing management solutions to meet the support requirements of Fortune 1000 companies and other large enterprises for their local-area networks, wide-area networks, and end-users. ENTEX provides a single source of service for its customers' personal computer ("PC") and server platforms including system design, operations support and change management.

This section contains trend analysis and other forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors. Reference is made to the Company's Annual Report on Form 10-K for a further discussion of certain business factors.

Results of Operations

The following table sets forth the percentage of net revenues represented by the items in the Company's statements of operation for the periods indicated:


                                                       Three Months Ended                  Six Months Ended
                                              December 26,        December 27,       December 26,     December 27,
                                              ----------------------------------------------------   ---------------
                                                   1999              1998               1999              1998
    Net revenues                                       100.0%           100.0%              100.0%           100.0%
                                              --------------      ------------       -------------   ---------------
    Cost of services provided                           78.3             74.8                77.0             73.9
    Inventory charges                                   --                0.8                --                0.4
    Selling, general and
      administrative    expenses                        26.1             32.8                24.2             34.2
    Restructuring costs                                 --                1.7                --                0.9
    Unusal items                                        --                1.1                --                0.6
                                              --------------      ------------       -------------   ---------------
    Loss from operations                                (4.4)           (11.2)               (1.2)            (9.9)
    Interest expense, net                                5.8              7.4                 5.1              8.0
    Other income                                        --               (0.5)               (0.5)            (0.2)
                                              --------------      ------------       -------------   ---------------
    Loss from continuing operations
      before income taxes                              (10.2)           (18.1)               (5.8)           (17.7)
    Provision for income taxes                          --               --                  --               --
                                              --------------      ------------       -------------   ---------------
    Loss from continuing operations                    (10.2)           (18.1)               (5.8)           (17.7)
    Discontinued operations                              2.7            (10.6)                2.5             (3.0)
                                              --------------      ------------       -------------   ---------------
    Net loss                                            (7.5)%          (28.7)%              (3.3)%          (20.7)%
                                              ==============      ============       =============   ===============

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations



Three Months Ended December 26, 1999 Compared to Three Months Ended December 27, 1998

     Consolidated net loss for the three months ended December 26, 1999 was $8.4 million compared to consolidated net loss of $34.8 million in the three months ended December 27, 1998. The results for the three months ended December 26, 1999 include income from discontinued operations of $3 million. Excluding this income, the loss for the quarter ended December 26, 1999 would have been $11.4 million. The results for the three months ended December 27, 1998 include an inventory charge, restructuring and non-recurring unusual items totaling $4.3 million and loss from discontinued operations of $12.9 million. Excluding these, the net loss for the quarter ended December 27, 1998 would have been $17.6 million. The improved results are primarily driven by cost reductions in selling, general and administrative expenses.

     Revenues: Revenues were $112.4 million for the three months ended December 26, 1999 as compared to $121.1 million for the three months ended December 27, 1998, a decrease of $8.7 million or 7.2%. The decline reflects softness in consulting services as customers deferred non mandatory projects as a result of concerns regarding Y2K.

     Gross margin: Gross margin was 21.7% or $24.3 million for the current quarter as compared to 25.2% or $30.6 million for the three months ended December 27, 1998. The decline is principally driven by revenue shortfall in higher margin consulting services as well as the classification of direct overhead costs for servicing large customers in cost of services provided in 1999 which costs were classified in SG&A in 1998.

     Selling, general and administrative expenses: Selling, general and administrative expenses as a percentage of revenues decreased to 26.1% for the quarter ended December 26, 1999 from 32.8% in the same period a year ago. For the three months ended December 26, 1999, selling, general and administrative expenses were $29.3 million as compared to $39.7 million for the quarter ended December 27, 1998, a decrease of $10.4 million, primarily reflecting cost reductions realized as a result of the reorganization announced in the second quarter ended December 27, 1998 and classification of direct overhead costs of servicing large customers to cost of services provided.

     Loss from operations: Loss from operations was $5.0 million for the three months ended December 26, 1999 as compared to a loss from operations of $13.4 million in the quarter ended December 27, 1998. Excluding the inventory charge of $1 million, the restructuring charge of $2 million and the non-recurring unusual charge of $1.3 million, the loss in the quarter ended December 27, 1998, would have been $9.1 million.

     Interest expense, net: Net interest expense decreased to $6.5 million for the three months ended December 26, 1999 as compared to $9.0 million for the three months ended December 27, 1998. The decrease is due to decreased working capital needs as a result of the sale of the TAS Division, partially offset by an increase in the IBM Credit Corporation ("IBMCC") borrowing rate.

     Other income: Other income for the quarter ended December 27, 1998, represents a $575,000 gain on the early retirement of debt with maturity of less than one year.

     Discontinued operations: Income from discontinued operations was $3.0 million for the three months ended December 26, 1999. This compares to loss from discontinued operations of $12.9 million in the quarter ended December 27, 1998. The income from discontinued operations of $3.0 million reflects better than anticipated recovery on vendor receivables.

     Net income (loss): As a result of the factors mentioned above, the net loss for the three months ended December 26, 1999 was $8.4 million as compared to net loss of $34.8 million for the three months ended December 27, 1998.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


Six Months Ended December 26, 1999 Compared to Six Months Ended December 27,
1998

     Consolidated net loss for the six months ended December 26, 1999 was $7.8 million compared to consolidated net loss of $48.6 million in the six months ended December 27, 1998. The results for the six months ended December 26, 1999 include income from discontinued operations of $5.8 million. Excluding this income, the net loss for the six months ended December 26, 1999 would have been $13.6 million. The results for the six months ended December 27, 1998 include an inventory charge, restructuring charge and non-recurring unusual charge totaling $4.3 million and loss from discontinued operations of $7.1 million, as previously discussed. Excluding these, the net loss for the six months ended December 27, 1998 would have been $37.2 million.

     Revenues: Revenues were $236.0 million for the six months ended December 26, 1999 as compared to $235.0 million for the six months ended December 27, 1998, an increase of $1.0 million or 0.4%. Revenue increase in the first fiscal quarter due to increased demand from existing customers and the addition of new large accounts was offset by revenue decline in the second fiscal quarter in consulting services as customers deferred non mandatory projects as a result of concerns regarding Y2K.

     Gross margin: Gross margin was 23.0% or $54.2 million for the six months as compared to 26.1% or $61.3 million for the six months ended December 27, 1998. The decline is principally due to classification of direct overhead costs for servicing large customers in cost of services provided in 1999 which costs were classified in SG&A in 1998.

     Selling, general and administrative expenses: Selling, general and administrative expenses as a percentage of revenues decreased to 24.2% for the six months ended December 26, 1999 from 34.2% in the same period a year ago. For the six months ended December 26, 1999, selling, general and administrative expenses were $57.0 million as compared to $80.4 million for the six months ended December 27, 1998, a decrease of $23.4 million, primarily reflecting cost reductions realized as a result of the reorganization announced in the second quarter ended December 27, 1998 and classification of direct overhead costs of servicing large customers to cost of services provided.

     Loss from operations: Loss from operations was $2.8 million for the six months ended December 26, 1999 as compared to a loss from operations of $23.3 million in the six months ended December 27, 1998. The loss in 1998 includes the inventory, restructuring and unusual charges as previously discussed. Excluding these items, the loss for the six months ended December 27, 1998 would have been $19.0 million.

     Interest expense, net: Net interest expense decreased to $12.1 million for the six months ended December 26, 1999 as compared to $18.7 million for the six months ended December 27, 1998. The decrease is due to decreased working capital needs as a result of the sale of the TAS Division partially offset by higher borrowing rates.

     Other income: Other income for the six months ended December 26, 1999 and December 27, 1998 represents a $1.2 million and $575,000 gain on the early retirement of debt with maturity of less than one year.

     Discontinued operations: Income from discontinued operations was $5.8 million for the six months ended December 26, 1999. This compares to loss from discontinued operations of $7.1 million in the six months ended December 27, 1998. The income from discontinued operations of $5.8 million reflects better than anticipated recovery on vendor receivables.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


     Net income (loss): As a result of the factors mentioned above, the net loss for the six months ended December 26, 1999 was $7.8 million as compared to net loss of $48.6 million for the six months ended December 27, 1998.

Liquidity and Capital Resources

     The Company finances its operations principally with borrowings under a working capital line of credit the ("IBM Working Capital Line of Credit") with IBMCC. Cash provided by operating activities was $22.9 million for the six months ended December 26, 1999 compared to $19.3 million for six months ended December 27, 1998.

     Cash provided by operations during the six months ended December 26, 1999 resulted primarily from changes in operating assets and liabilities, principally receivables of the TAS Division.

     Cash used in investing activities (capital expenditures) was $3.3 million during the six months ended December 26, 1999 compared with $11.5 million during the six months ended December 27, 1998.

     Cash used in financing activities was $27.6 million during the six months ended December 26, 1999 compared to $2.4 million during the six months ended December 27, 1998. During the six months ended December 26, 1999, cash received from the winddown of TAS Division receivables was used to pay down interest bearing debt. During July 1998, the Company issued $100 million of 12 1/2% Senior Subordinated Notes due 2006. The net proceeds were used to repay outstanding indebtedness of the Company, resulting in an increase in working capital of approximately $74 million.

     As of December 26, 1999, the Company's primary source of liquidity consisted of financing provided by IBMCC. The IBMCC Working Capital Line of Credit is asset based, and provides for borrowings of up to $100 million subject to available collateral. The interest bearing portion was $72.7 million as of December 26, 1999. The amount of available borrowings and such line of credit expire on July 31, 2001, and can be reduced or terminated by IBMCC upon 60 days' prior notice. Amounts outstanding under the IBMCC Working Capital Line of Credit bear interest at LIBOR plus 3.00% (8.6% at December 26, 1999). On December 21, 1999, the Company executed an amendment to the IBM Working Capital Line of Credit to extend to March 31, 2000 its existing overadvance from its previously scheduled termination date of December 21, 1999. The overadvance permits the Company to borrow up to $20 million in excess of what would otherwise have been allowed under the collateral formula in the IBM Working Capital Line of Credit. The overadvance bears interest at LIBOR plus 5.5%, (11.1% at December 26,1999). IBMCC also agreed to modifications of the financial covenants in the IBM Working Capital Line of Credit requested by the Company. The Company is in negotiations with IBMCC for an extension of such overadvance beyond March 31, 2000 if required. Simultaneously with execution of the amendment of the IBM Working Capital Line of Credit, the Company's principal stockholder, Mr. Dort A. Cameron III, guaranteed up to $20 million of the Company's obligations to IBMCC, and purchased from IBMCC an outstanding option to purchase from Mr. Cameron 1,851,850 shares of the Company's common stock. Mr. Cameron initially granted this option to IBMCC in 1993. The purchase price for the option was $3 million in cash, payable not later than March 31, 2000, and an additional amount equal to the excess, if any, of 1,851,850 multiplied by the highest per-share price of the Company's common stock obtained by Mr. Cameron or any of his affiliates during the period ending one year after the execution of the option purchase agreement over the initial $3 million amount. The additional amount, if any, is payable upon the consummation of any subsequent transactions in which more than 50% of the Company's common stock is sold.

                        ENTEX INFORMATION SERVICES, INC.
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


If no such sale occurs within one-year period, the original option will be reinstated with the aggregate exercise price increased by $3 million.

     These transactions provide the Company with continued access to $20 million in liquidity under the IBM Working Capital Line of Credit that otherwise would have been unavailable and will enable the Company to support its ongoing business and to fund its debt service obligations in the near term. The continued availability of these working capital resources will also provide additional time for the Company to complete the repositioning of its business to one providing services only. The Company is in the proccess of pursuing various alternative to raise additional funds through public or private equity or debt financing or from other sources to meet its liquidity needs. However, there can be no assurance that the Company will be able to raise such additional funding.

     The IBMCC Financing Agreement contains restrictive covenants with respect to maintenance of minimum tangible net worth, current ratio and fixed charge coverage. In addition, the IBMCC Financing Agreement prohibits the Company from paying cash dividends on common stock. At December 26, 1999, the Company was in compliance with such covenants.

     At December 26, 1999, the Company had no material commitments other than obligations under its credit facilities, term notes and operating lease facilities.

Year 2000 Update

     Operations of the Company have not been impacted to date by any Year 2000 related issues. To mitigate any future risk the Company's Year 2000 Team will remain intact through March 31, 2000 to respond to any issues that may arise.

Item 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
         MARKET RISK

         The Company is exposed to interest rate risk primarily through its asset based financing agreement. The Company utilizes these borrowings to meet its working capital needs. As of December 26, 1999, the Company had borrowings of approximately $72.7 million outstanding, which have a variable interest rate of 8.6%. Using a yield to maturity analysis and assuming an increase in interest rate on these borrowings of 25 basis points, future annual cash flows would be effected by $.2 million. All other borrowings are at fixed interest rates and therefore market interest rate variability does not impact their future cash flows.

         Currently, the Company does not enter into financial instruments for trading or other speculative purposes or to manage interest rate exposure.

                           PART II - OTHER INFORMATION


Item 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a)    Exhibits required by Item 601 of Regulation S-K.

                (27)    Financial Data Schedule.


         (b) ENTEX filed reports on Form 8-K during the fiscal quarter ended December 26, 1999. A 8-K related to Amendment No. 19 to the Fourth Amended and Restated Agreement for Wholesale Financing by and between the Company and IBM Credit Corporation dated as of December 21, 1999 was filed on January 6, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   ENTEX Information Services, Inc.
                                   --------------------------------
                                                (Registrant)


February 9, 2000                   Kenneth A. Ghazey
                                   Kenneth A. Ghazey
                                   President


February 9, 2000                   Shirley S. Mehta
                                   ---------------------------------
                                   Shirley S. Mehta
                                    Vice President and Controller

[GRAPHIC OMITTED - Company's Logo]




                                                                  March 23, 2000




Dear ENTEX Stockholder:

     ENTEX Information Services, Inc. ("ENTEX") and Siemens Corporation ("Siemens") have signed an agreement, effective March 13, 2000, pursuant to which ENTEX will merge with a subsidiary of Siemens, and become a wholly owned subsidiary of Siemens. This event is the "Merger".

     As a stockholder in ENTEX, you are being provided with the enclosed Information Statement describing the Merger. At this time you are not being asked to send in your stock certificates or take any other action. When the Merger closes, you will be sent instructions by the Payment Agent regarding how and where to send your stock certificates in order to receive payment for your shares.

     If you have questions specific to your ownership, please contact Megan Walsh in the Legal Department at (914) 935-3755 or by e-mail at Megan.Walsh@Entex.com.


                                   Sincerely,


                                   ENTEX Information Services, Inc.